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SKY POWER HOLDINGS LTD. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONFIDENTIAL TREATMENT REQUESTED BY SKY POWER HOLDINGS LTD.

Confidentially Submitted with the Securities and Exchange Commission on April 14, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sky Power Holdings Ltd.
(Exact name of registrant as specified in its charter)
 Not Applicable
(Translation of registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	4931 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Suite 1604, 9 Queen's Road, Central
Hong Kong Special Administrative Region
People's Republic of China
+852 2107 3188
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
+1 212 6621 1666
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Shuang Zhao, Esq. Shearman & Sterling LLP c/o 12th Floor, Gloucester Tower 15 Queen's Road Central Hong Kong +852 2978 8000	Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +852 2514 7600

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)(2)	Proposed maximum aggregate offering price(3)	Amount of registration fee

Ordinary shares, nominal value US$0.0001 per ordinary share	US$	US$

(1)
Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purposes of sales outside of the United States. Also includes ordinary shares that may be purchased by the underwriters pursuant to their option to purchase additional ADSs.

(2)
American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333            ). Each American depositary share represents            ordinary shares.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

CONFIDENTIAL TREATMENT REQUESTED BY SKY POWER HOLDINGS LTD.
Subject to Completion, dated                        , 2014

PROSPECTUS

American Depositary Shares

Sky Power Holdings Ltd.

Representing            Ordinary Shares

        This is the initial public offering of American depositary shares, or ADSs, of Sky Power Holdings Ltd. We are offering                                     ADSs[, and the selling shareholders identified in this prospectus are offering                                    ADSs. We will not receive any proceeds from sale of ADSs held by the selling shareholders]. Each ADS represents             ordinary shares, nominal value US$0.0001 per share. No public market currently exists for our ADSs.

        We have applied to list our ADSs on the             under the symbol "SKYS."

        We currently anticipate that the initial public offering price will be between US$            and US$            per ADS.

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and will therefore be subject to reduced reporting requirements.

        Investing in our ADSs involves risks. See "Risk Factors" beginning on page 12 of this prospectus.

	Per ADS	Total

Price to the public	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds to us (before expenses)	US$	US$
[Proceeds to the selling shareholders (before expenses)	US$	US$ ]

        We [and the selling shareholders] have granted the underwriters a [30]-day option to purchase up to an additional              ADSs at the initial public offering price less the underwriting discounts and commissions.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs evidenced by the ADRs on or about                                    , 2014.

FBR

Prospectus dated                        , 2014

[INSIDE FRONT COVER GRAPHICS]

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of its date.

        Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

        Until                        , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under "Risk Factors," before deciding whether to buy our ADSs.

 Our Business

        We are a global developer, owner and operator of solar parks. We have initiated and successfully developed solar parks in major solar power producing regions, including Japan, Latin America, Canada, the Czech Republic, Greece, Bulgaria, Spain, Germany, South Africa and the United States. As of the date of this prospectus, we have completed 183 solar parks globally with an aggregate capacity of 174.3 MW: under our Pipeline + EPC revenue model, we sold permits and provided engineering, procurement and construction services for 99.8 MW of solar parks; under our BT model, we built and sold commercially operating solar parks totaling 27.1 MW; the remaining 47.4 MW is owned and operated by Sky Solar or our affiliates, as independent power producers or IPPs.

        We have significant experience in sourcing and developing solar parks. Since we are not a module or component manufacturer, we retain the flexibility to purchase from a wide range of suppliers. Historically, we derived our revenue primarily from Pipeline + EPC and BT solar parks and selling solar modules. Our clients for our Pipeline + EPC solar parks typically pay us upon purchase of permits and provide us with milestone payments for our EPC services.

        Construction costs are funded by our working capital. We generally negotiate favorable payment terms with our equipment suppliers or EPC contractors that defer payment until several months after construction and grid connection. Following grid connection, we typically raise long-term debt financing to optimize the project's capital structure, pay our contractors and replenish our working capital. We have also borrowed money under long-term loans from financial institutions such as PPF banka a.s.

        We began our IPP business in Europe in 2012. In 2013, we began to strategically reduce our Pipeline + EPC and BT businesses in favor of our IPP business in order to internalize more value from project development and drive recurring revenue and cash flow. We began to generate a majority of our revenue from IPP solar parks in the fourth quarter of 2013. We intend to expand our IPP business going forward. We may also optimize our portfolio from time to time by trading certain assets.

        As of the date of this prospectus, the total capacity of our IPP solar parks, based on our percentage of equity holding in the project companies, amounted to 21.8 MW in Greece, 15.4 MW in Japan, 5.6 MW in the Czech Republic, 3.7 MW in Bulgaria, and 0.9 MW in Spain. Most of our PPAs fix the FIT for our IPP solar parks for 20 years. In addition to our existing operational project portfolio, we have 4.0 MW of solar parks under construction, 271.3 MW of permitted solar parks that are ready for construction upon receipt of financing, as well as 953.3 MW of solar parks in pipeline, including 475.7 MW of solar parks we expect to become permitted within 12 months.

        We believe that our proven track record, on-the-ground capabilities and global platform provide us with substantial advantages over both local and international project developers. We intend to continue expanding our operations in key markets such as Japan, Latin America, Canada, China, South Africa and Southeast Asia.

        Our revenue was US$83.1 million, US$203.8 million and US$36.5 million in 2011, 2012 and 2013, respectively. Our gross profit was US$24.0 million, US$61.3 million and US$7.2 million in 2011, 2012 and 2013, respectively. The decrease in revenue in 2013 was primarily due to our transition from a primarily Pipeline + EPC revenue model to an IPP revenue model which generates long-term recurring revenue. From 2012 to 2013, our revenue from IPP solar parks grew from US$4.5 million to US$8.0 million, representing 2.2% and 22.0% of our revenue, respectively. The total capacity of our

IPP solar parks increased from 23.9 MW to 47.4 MW, and the total carrying value of our IPP solar parks increased from US$43.4 million to US$119.5 million from December 31, 2012 to December 31, 2013, respectively.

Our Competitive Strengths

        We believe the following competitive strengths have contributed and will continue to contribute to our success:

  •
  Our proven track record, on-the-ground capabilities and global platform give us key competitive advantages in developing and operating solar parks globally.

  •
  Our extensive portfolio of permitted and pipeline solar parks provides us with clear and actionable opportunities to grow power generation and earnings.

  •
  Our comprehensive project development capabilities allow us to consistently deliver solar parks at competitive costs.

  •
  We are supplier- and technology-neutral and we have the flexibility to choose from a broad range of leading manufacturers and suppliers.

  •
  We have access to a variety of financing sources and a demonstrated ability to design cost-effective project funding solutions.

  •
  We are led by a highly experienced management team supported by strong, localized execution capabilities across all key functions.

Our Strategies

        We aim to become the leading global renewable energy asset developer, owner and operator. To achieve this goal, we intend to pursue the following strategies:

  •
  Expand our global IPP portfolio in regions with attractive returns on investment and increase recurring revenue and cash flow.

  •
  Optimize our financing sources to support long term growth and profitability in a cost-efficient manner.

  •
  Improve our in-house capabilities for project development, operations and risk management.

Our Challenges

        Our ability to successfully execute our strategies is subject to risks and uncertainties, including but not limited to:

  •
  The reduction, modification or elimination of government subsidies and economic incentives may reduce the economic benefits of our existing solar parks and our opportunities to develop or acquire suitable new solar parks.

  •
  We conduct our business operations globally and are subject to risks related to economic, regulatory, social and political uncertainties globally and in the markets in which we have operations.

  •
  Our growth prospects and future profitability depend to a significant extent on global liquidity and the availability of additional funding options on acceptable terms.

  •
  The delay between making significant upfront investments in our solar parks and receiving revenue could materially and adversely affect our liquidity, business and results of operations.

  •
  Our limited operating history, especially with large-scale IPP solar parks, may not serve as an adequate basis to judge our future prospects and results of operations.

  •
  We may not be able to develop or acquire additional attractive IPP solar parks to grow our project portfolio.

  •
  Failure to manage our growing and changing business could have a material adverse effect on our business, prospects, financial condition and results of operations.

  •
  Our future success depends significantly on the continued service of our senior management team and our ability to attract, train and retain qualified personnel.

  •
  Our international operations require significant management resources and present legal, compliance and execution risk in multiple jurisdictions.

        See "Risk Factors" and "Special Note Regarding Forward-Looking Statements" for a discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

Market Opportunities

        The photovotalic, or PV, industry has experienced significant growth over the past decade. According to Solarbuzz, the world PV market in terms of new annual installations grew at a CAGR of 65% from 2007 to 2012. The market size in 2012 reached 29 GW, a 6% increase over 2011. Under Solarbuzz's "Most Likely" scenario, the world PV market in terms of annual installations is expected to grow from 29 GW in 2012 to 66 GW in 2017, representing a five-year CAGR of 18%.

        PV systems enjoy substantial advantages over other forms of conventional and renewable electricity generation. Unlike wind power systems, solar power systems' peak energy production generally corresponds to peak energy demands. PV systems do not emit air, water, noise, vibration or waste pollution, or have any impact on the habitat beyond the site itself. They are not susceptible to fuel price volatility and require substantially less maintenance than any other form of electricity generation. In addition, there is limited energy loss in transmission and distribution due to solar power systems' general proximity to end consumers.

        The PV industry has been driven by a number of government programs encouraging the adoption of solar power and other renewable energy sources. Increasing economies of scale, lower raw material costs and increased production efficiency resulted in decreasing average selling prices for PV modules, inverters and mounting systems. The economics of solar as a mainstream power generation source are expected to improve, reducing its dependence on subsidies.

        As solar parks become more affordable relative to other sources of energy production due to technological improvements and increasing efficiencies, price reductions in PV modules and balance-of-system components and decreasing natural resource supplies, PV energy becomes increasingly competitive compared to traditional fossil fuels and other forms of electricity production. When the total cost of generating PV energy over the lifetime of a solar park, or the levelized cost of electricity, is less than or equal to the price of purchasing the same amount of power from the power grid, a level known as grid parity, PV energy will become a contender for widespread development without subsidies or government support. It is widely believed that a wholesale shift to PV power will occur when it reaches grid parity. Grid parity for decentralized solar energy has been reached in a number of regions, including Spain, Italy, southern Germany, southern California, Australia, Denmark and Chile.

Corporate Information

        Our principal executive offices are located at Suite 1604, 9 Queen's Road Central, Hong Kong Special Administrative Region, People's Republic of China. Our telephone number at this address is

+852 2107 3188 and our fax number is +852 2107 3199. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

        Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.skysolargroup.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation Services at 111 Eight Avenue, New York, NY 10011. The telephone number at this address is +1 212 664 1666.

Conventions that Apply to This Prospectus

        Unless otherwise indicated, references in this prospectus to:

  •
  "ADRs" are to the American depositary receipts, which, if issued, evidence our ADSs;

  •
  "ADSs" are to our American depositary shares, each of which represents        ordinary shares, nominal value US$0.0001 per ordinary share;

  •
  "BT" are to "Build and Transfer" and refer to projects where we have derived revenue from building and selling commercially operating solar parks;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "EPC" are to engineering, procurement, and construction services;

  •
  "FIT" are to feed-in tariff(s);

  •
  "historical project affiliates" are to certain operating entities in which we have had or currently have a minority interest, ChaoriSky Solar Energy S.a.r.l., RisenSky Solar Energy S.a.r.l. and China New Era International Limited;

  •
  "HK$" and "H.K. dollar" are to the legal currency of the special administrative region of Hong Kong;

  •
  "IPP" are to independent power producer and refer to our business where we own and operate solar parks and derive revenue from selling electricity to the power grid;

  •
  "IPP solar park(s)" are to solar generators which we own for the purpose of generating income from the sale of electricity over the life of the solar park(s);

  •
  "MW" are to megawatt(s);

  •
  "MWh" are to megawatt hour(s);

  •
  "O&M" are to operations and maintenance services provided for commercially operating solar parks;

  •
  "ordinary shares" are to our ordinary shares, nominal value US$0.0001 per share;

  •
  "Pipeline + EPC" are to solar parks where we have derived revenue from selling permits and providing EPC services;

  •
  "PPA" are to power purchase agreements;

  •
  "PV" are to photovoltaic;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "US$" and "U.S. dollar" are to the legal currency of the United States of America;

  •
  "watt" or "W" are to the measurement of total electrical power, where "kilowatt" or "kW" means one thousand watts, "megawatts" or "MW" means one million watts and "gigawatt" or "GW" means one billion watts; and

  •
  "we," "us," "our company", "our" and "Sky Solar" are to Sky Power Holdings Ltd., its parent company Sky Power Group Ltd., its predecessor entities and its consolidated subsidiaries.

        Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs. We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

        This prospectus contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. Unless context otherwise requires, market data regarding the solar industry is derived from an uncommissioned third-party research report from SolarBuzz.

        We calculate the size of the PV market based on the volume of PV modules delivered to installation sites, including modules awaiting installation or connection to the power grid. Unless otherwise stated, the PV market relates to annual, not cumulative, volume. PV panels generate direct current (DC) electricity, while electricity systems are based on alternating current (AC) electricity. The data presented in DC power numbers are, on average, greater by approximately 15% than the equivalent AC power numbers. All historical and forecast data are presented in DC power numbers. Certain reported AC power numbers have been converted to the equivalent DC power numbers. Our permits are generally calculated using AC power numbers.

        We calculate the attributable capacity of a project by multiplying the percentage of our ownership in the project by the total capacity of the project.

 The Offering

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADS offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full)
[ADS offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full)]
Total offered ADSs	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full)
Options to purchase additional ADSs	We [and the selling shareholders] have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.
ADSs outstanding immediately after the offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares outstanding immediately after the offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full), excluding .
[NASDAQ Global Select Market] [New York Stock Exchange] symbol	SKYS
The ADSs	Each ADS represents ordinary shares, nominal value US$0.0001 per share.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.
You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.
We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	.
Use of proceeds
We estimate that we will receive net proceeds of approximately US$ million (or US$ million if the underwriters exercise their option to purchase additional ADSs in full) from this offering, assuming an initial public offering price of US$ per ADS, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts, commissions and estimated aggregate offering expenses payable by us. We intend to use the net proceeds we receive from this offering for the following purposes:
• US$ million for the construction of our permitted IPP solar parks in Japan;
• US$ million for the construction of our permitted IPP solar parks in Latin America such as Chile and Uruguay; and
• US$ million to develop our project pipeline in other regions.
We intend for the balance to be used for general corporate purposes, including working capital needs, potential strategic investments and other business opportunities.
See "Use of Proceeds" for additional information.
[We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.]
[Reserved ADSs
At our request, the underwriters have reserved for sale, at the initial public offering price, up to ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.
Lock up
We, [the selling shareholders], our directors, executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See "Underwriting."

 Implications of Being an Emerging Growth Company

        As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting.

        For as long as we remain an emerging growth company, we intend to take advantage of the exemptions discussed above. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

 Summary Consolidated Financial and Operating Data

        The following summary consolidated statements of profit or loss and comprehensive income (expense) data for the years ended December 31, 2011, 2012 and 2013, and the summary consolidated statements of financial position data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with international financial reporting standards, or IFRS issued by International Accounting Standards Board.

        You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our historical results do not necessarily indicate our results expected for any future periods.

Summary Consolidated Statements of Profit or Loss and other Comprehensive Income (Expense)

	Year Ended December 31,
	2011	2012	2013
	(US$ in thousands)	(US$ in thousands)	(US$ in thousands)
Revenue	83,127	203,757	36,457
Cost of sales and services	(59,148)	(142,433)	(29,270)

Gross profit	23,979	61,324	7,187
Impairment loss on IPP solar parks	—	—	(21,645)
Impairment loss on receivables	(182)	(629)	(3,521)
Selling expenses	(488)	(635)	(848)
Administrative expenses	(15,293)	(24,007)	(25,030)
Other operating income	1,574	789	484

Profit (loss) from operations	9,590	36,842	(43,373)
Investment income	514	955	960
Other gains and losses	(770)	(1,570)	(3,488)
Finance costs	(138)	(1,132)	(2,352)
Other expenses	—	(1,600)	(2,266)
Share of losses of associates	(114)	—	—

Profit (loss) before taxation	9,082	33,495	(50,519)
Income tax expense	(1,991)	(6,630)	(3,372)

Profit (loss) for the year	7,091	26,865	(53,891)

Other comprehensive income (expense) that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(2,878)	1,031	(352)

Total comprehensive income (expense) for the year	4,213	27,896	(54,243)

Other Financial Data:
Adjusted EBITDA(1)	17,896	47,024	(12,038)

(1)
See "—Adjusted EBITDA" below.

Summary Consolidated Statements of Financial Position

	As of December 31,
	2011	2012	2013
	(US$ in thousands)
Current assets	237,881	238,691	122,861
Non-current assets	6,604	52,171	128,406
IPP solar parks	—	43,395	119,506
Current liabilities	262,214	251,102	130,653
Non-current liabilities	2,515	23,382	22,510
Total (deficit) equity	(20,244)	16,378	98,104

Operating Data

	2011	2012	2013
Solar Parks Connected During the Period(1) (MW)	0.1	56.3	80.8
Total IPP Solar Parks in Operation at the End of the Period(2) (MW)	—	23.9	47.4

(1)
We consider a solar park connected to the grid when it has achieved connection and has all approvals needed to begin selling electricity through the grid.

(2)
Total solar parks in operation includes solar parks operated by us and our affiliates. We calculate the MW of our total solar parks in operation by adding all the capacities that we have complete ownership over and the attributable capacities of all solar parks we have partial ownership over. We calculate the attributable capacity of a solar park by multiplying the percentage of our ownership in the solar park by its total capacity.

Adjusted EBITDA

        To provide investors with additional information regarding our financial results, we have disclosed in this prospectus Adjusted EBITDA, a non-IFRS financial measure. We present this non-IFRS financial measure because it is used by our management to evaluate our operating performance. We also believe that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

        Adjusted EBITDA, as we present it, represents profit or loss for the year before taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, interest expenses, impairment loss and IPO expenses.

        The use of the Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and (e) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as net profit and our other IFRS financial results. The following table presents a reconciliation of EBITDA to net income (loss), the most directly comparable IFRS measure, for each of the periods indicated:

	As of and for the Year Ended December 31,
	2011	2012	2013
	(US$ in thousands)
Profit (loss) for the year	7,091	26,865	(53,891)

Adjustments:
Income tax expense	1,991	6,630	3,372
Depreciation of property, plant and equipment	331	305	283
Depreciation of solar parks	—	2,474	4,395
Amortization	35	100	101
Share-based payment charged into profit or loss	8,128	7,352	4,576
Interest expenses	138	1,132	2,352
Impairment loss on IPP solar parks	—	—	21,645
Impairment loss on receivables	182	629	3,521
IPO expenses	—	1,537	1,608

Adjusted EBITDA	17,896	45,487	(12,038)

        We do not consider historical Adjusted EBITDA to be representative of future Adjusted EBITDA, as our revenue model changed from generating revenue primarily from Pipeline + EPC to generating revenue primarily through IPP beginning in the fourth quarter of 2013. We believe that Adjusted EBITDA is an important measure for evaluating the results of our IPP business.

RISK FACTORS

        An investment in our ADSs involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information contained in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of the risks set forth herein as well as other risks not currently known to us. The trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before deciding to purchase any ADSs.

Risks Related to Our Business and Industry

The reduction, modification or elimination of government subsidies and economic incentives may reduce the economic benefits of our existing solar parks and our opportunities to develop or acquire suitable new solar parks.

        In many countries where we are currently or intend to become active, solar power markets, particularly the market of on-grid PV systems, would not be commercially viable without government subsidies and economic incentives. The cost of generating electricity from solar energy in these markets currently exceeds, and very likely will continue to exceed for the foreseeable future, the cost of generating electricity from conventional or some other non-solar renewable energy sources. These subsidies and incentives have been primarily in the form of FIT schemes, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar energy products.

        The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns in a given country. Changes in policies could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Government subsidies and incentives for solar energy were recently reduced in some countries and may be further reduced or eliminated in the future. For example, in 2010, the Czech Republic significantly reduced the amount of a subsidy to renewable energy producers. The expected future cash flows from a solar park developed by us in the Czech Republic therefore decreased and accordingly we impaired this asset in 2010. In December 2013, the Bulgarian National Assembly approved a proposal to introduce a 20% fee on revenue generated by PV and wind energy installations that received a FIT. This proposal is currently being challenged in the Constitutional Court of Bulgaria. In January 2014, the Greek government passed a law to reduce the FIT in effect on existing PPAs by roughly 30% and placed a discount on electricity sold in 2013. We recognized an impairment loss of US$21.6 million related to our Greek solar parks in 2013. In Spain, a law was passed in December 2013 which is expected to change the fixed rate on the existing PPAs. While some of the reductions in government subsidies and economic incentives apply only to future solar parks, they could diminish the availability of our opportunities to continue to develop or acquire suitable new solar parks. Some of these reductions may apply retroactively to existing solar parks, which could significantly reduce the economic benefits we receive from the existing solar parks. Moreover, some of the solar program subsidies and incentives expire or decline over time, are limited in total funding, require renewal from regulatory authorities or require us to meet certain investment or performance criteria. A significant reduction in the scope or discontinuation of government incentive programs in our target markets and globally could have a material adverse effect on our business, financial condition, results of operations and prospects.

We conduct our business operations globally and are subject to risks related to economic, regulatory, social and political uncertainties globally and in the markets in which we have operations.

        We conduct our business operations in a number of countries and, as of the date of this prospectus, have completed 174.3 MW of solar parks globally, of which 99.8 MW were sold as Pipeline + EPC solar parks, 27.1 MW were sold as BT solar parks and the remaining 47.4 MW are owned and operated by us or our affiliates. In addition, as of the date of this prospectus, we have 4.0 MW under construction, 271.3 MW of permitted solar parks and 953.3 MW of solar parks in pipeline in 12 countries. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in the jurisdictions in which we operate.

        Operating in the international marketplace exposes us to a number of risks globally and in each of the jurisdictions where we operate, including without limitation:

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  economic and financial conditions, including the stability of credit markets, foreign currency controls and fluctuations;

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  the supply and prices of other energy products such as oil, coal and natural gas in the relevant jurisdictions;

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  changes in government regulations, policies, tax and incentives, particularly those concerning the electric utility industry and the solar industry;

  •
  complex regulations in numerous jurisdictions, including trade restrictions or embargoes;

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  political risks, including risks of expropriation and nationalization of assets, potential losses due to civil unrests, acts of terrorism and war, regional and global political or military tensions, strained or altered foreign relations, and trade protectionism, restrictions or embargoes;

  •
  compliance with local environmental, safety, health and other labor laws and regulations, which can be onerous and costly, as the magnitude, complexity and continuous amendments to the laws and regulations are difficult to predict and liabilities, costs, obligations and requirements associated with these laws and regulations can be substantial;

  •
  dependence on governments, utility companies and other entities for electricity, water, telecommunications, transportation and other utilities or infrastructure needs;

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  local corporate governance and other legal requirements;

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  difficulties with local operating and market conditions, particularly regarding customs, taxation and labor; and

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  failure of our contractual parties to honor their obligations to us, and potential disputes with clients, contractors, suppliers or local residents or communities.

        For example, the European Union, the United States and other international economies have recently experienced a credit crisis and economic slowdown, resulting in decreases in the availability of financing for solar parks and decreases in investments in new installation of solar parks. Existing solar parks have also been delayed as a result of the credit crisis and other disruptions. If economic recovery is slow in the markets where we have operations, we may experience decreases in the demand for solar parks.

        Moreover, as we enter new markets in different jurisdictions, we will face different regulatory regimes, business practices, governmental requirements and industry conditions. As a result, our prior experiences and knowledge in other jurisdictions may not be relevant, and we may spend substantial resources familiarizing ourselves with the new environment and conditions. To the extent that our business operations are affected by unexpected and adverse economic, regulatory, social and political conditions in the jurisdictions in which we have operations, we may experience project disruptions, loss of assets and personnel, and other indirect losses that could adversely affect our business, financial condition and results of operations.

Our growth prospects and future profitability depend to a significant extent on global liquidity and the availability of additional funding options on acceptable terms.

        We require a significant amount of cash to fund our operations and capital expenditure. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue in order to remain competitive. Historically, we have used bank loans and own equity contribution to fund our operations. We expect to expand our business with proceeds from this initial public offering and third-party financing options, including bank loans, equity partners, financing lease and securitization. However, we cannot guarantee that we will be successful in locating additional suitable sources of financing in the time periods required or at all, or on terms or at costs that we find attractive or acceptable, which may render it impossible for us to fully execute our growth plan. In addition, rising interest rates could adversely impact our ability to secure financing on favorable terms and our cost of capital.

        In early 2013, we began to strategically expand our IPP portfolio. Developing solar parks to own and operate long-term requires significant upfront capital expenditure and increases our financing needs. Our ability to obtain external financing is subject to a number of uncertainties, including:

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  our future financial condition, results of operations and cash flows;

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  the general condition of global equity and debt capital markets;

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  regulatory and government support in the form of tax credits, rebates, FIT schemes and other incentives;

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  the continued confidence of banks and other financial institutions in our company and the PV industry;

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  economic, political and other conditions in the jurisdictions where we operate; and

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  our ability to comply with any financial covenants under the debt financing.

        In addition, affiliates in which we have held a minority interest have secured financing from financial institutions, where our affiliates' other equity owners have acted as financial guarantors. The ability of our affiliates to obtain financing depends on the ability of our affiliates' other equity owners to secure financing, provide acceptable guarantees for financing and comply with any applicable financial covenants. Due to our minority position, we may not be able to control the ability of the affiliate to comply with any applicable financial covenants or other obligations under the loan. See "—Disputes with our affiliates' other equity owners may adversely affect our business".

        Any additional equity financing may be dilutive to our shareholders and any debt financing may require restrictive covenants. Additional funds may not be available on terms commercially acceptable to us. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

The delay between making significant upfront investments in our solar parks and receiving revenue could materially and adversely affect our liquidity, business and results of operations.

        There are generally many months or even years between our initial significant upfront investments in solar parks we expect to own and operate and when we commence to receive revenue from the sale of electricity generated by such solar parks. Such investments include, without limitation, legal, accounting and other third-party fees, costs associated with feasibility study, payments for land rights, government permits, large transmission and PPA deposits or other payments, which may be non-refundable. Furthermore, we have historically relied on own equity contribution and bank loans to pay for costs and expenses incurred during project development, especially to third parties for PV modules and balance-of-system components and EPC and IPP services. Solar parks typically generate revenue only after becoming commercially operational and starting to sell electricity to the power grid. The timing gap between our upfront investments and actual generation of revenue, or any added delay in between due to unforeseen events, could put strains on our liquidity and resources, and materially and adversely affect our profitability and results of operations.

Our limited operating history, especially with large-scale IPP solar parks, may not serve as an adequate basis to judge our future prospects and results of operations.

        We began our business in 2009 and have a limited operating history. We started to develop our first solar park in 2009, and first began to operate solar parks in 2012 as an IPP. In 2011, 2012 and 2013, we derived 77.1%, 88.5% and 48.0% of our total revenue from our Pipeline + EPC solar parks for the respective periods. We derived 10.9% of our total revenue from our BT solar parks in 2013. In 2012 and 2013, we derived 2.2% and 22.0%, respectively, of our total revenue from electricity sales from our IPP solar parks. In 2013, in order to internalize more value from project development and drive recurring revenue and cash flow, we changed our strategy to owning and operating as an IPP substantially all of the solar parks that we have developed. We may also from time to time acquire solar parks with attractive cash flow and yield profiles. Our historic track record of Pipeline + EPC and BT solar parks may not be a reliable indicator of our performance as an IPP. We intend to further expand our business operations in key markets such as Japan, Latin America, Canada, China, South Africa and Southeast Asia.

        Our rapidly evolving business and, in particular, our relatively limited operating history as an IPP may not be an adequate basis for evaluating our business prospectus and financial performance, and makes it difficult to predict the future results of operations. Our past success occurred in an environment where capital was readily accessible to our clients and economic incentives were more favorable for PV power in certain markets, such as Greece and Bulgaria. Therefore, period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. In particular, our results of operations, financial condition, and future success depend, to a significant extent, on our ability to continue to identify suitable sites, obtain required regulatory approvals, arrange financing from various sources, construct solar parks in a cost-effective and timely manner, expand our project pipeline and manage and operate solar parks that we develop. If we cannot do so, we may not be able to expand our business at a profit or at all, maintain our competitive position, satisfy our contractual obligations, or sustain growth and profitability.

We may not be able to develop or acquire additional attractive IPP solar parks to grow our project portfolio.

        Our current business strategy includes plans to further grow our IPP assets, and own and operate substantially all the solar parks we develop. As part of our growth plan, we may acquire solar parks in various development stages through a competitive bidding process. We compete for project awards based on, among other things, pricing, technical and engineering expertise, financing capabilities, past experience and track record. It is difficult to predict whether and when we will be awarded a new solar park. The bidding and selection process is also affected by a number of factors, including factors which may be beyond our control, such as market conditions or government incentive programs. Our competitors may have greater financial resources, a more effective or established localized business presence or a greater willingness or ability to operate with little or no operating margins for sustained periods of time. Any increase in competition during the bidding process or reduction in our competitive capabilities could have a significant adverse impact on our market share and on the margins we generate from our solar parks.

        Other difficulties executing this growth strategy, particularly in new jurisdictions we may enter, include:

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  accurately prioritizing geographic markets for entry, including estimates on addressable market demand;

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  obtaining construction, environmental and other permits and approvals;

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  securing land, rooftop or other site control;

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  managing local operational, capital investment or components sourcing regulatory requirements;

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  connecting to the power grid on schedule and within budget;

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  connecting to the power grid if there is insufficient grid capacity;

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  identifying, attracting and retaining qualified sales, technical and other personnel;

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  managing any acquired assets or assets held under affiliates;

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  securing cost-competitive financing on attractive terms;

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  operating and maintaining solar parks; and

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  collecting FIT payments and other economic incentives as expected.

We may not be able to find suitable sites for the development of IPP solar parks.

        Solar parks require solar and geological conditions that can only be found in a limited number of geographic areas. Further, large, utility-scale solar parks must be interconnected to the power grid in order to deliver electricity, which requires us to find suitable sites with capacity on the power grid available. Our competitors may impede our development efforts by acquiring control of all or a portion of a PV site we seek to develop. In addition, we acquire land with the understanding that such land may be rezoned for PV project development. However, rezoning has, at times, taken longer than expected or was not be possible. For example, we encountered difficulties registering the leasehold interest, as a result of other land owners opposing the rezoning process. Although our operations were not materially affected by this delay, or the costs involved, future rezoning efforts may materially and adversely impact our business and results of operation. Even when we have identified a desirable site for solar park, our ability to obtain site control with respect to the site is subject to our ability to finance the transaction and growing competition from other solar power producers that may have better access to local government support, financial or other resources. If we were unable to find or obtain site control for suitable PV sites on commercially acceptable terms, our ability to develop new solar parks on a timely basis or at all might be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

Our legal rights to certain real properties used for our solar parks are subject to third party rights and may be challenged by property owners or third parties.

        Our rights to the properties used for our solar parks may be challenged by property owners and other third parties. For example, certain real properties used for our solar parks in the Czech Republic and Spain were mortgaged to third parties by the relevant landlords to secure other debts before we obtained our rights with respect to such properties and, as a result, our rights are subject to the mortgages. In the event of failure by the relevant debtor to comply with its payment obligations, the mortgagee will be entitled to sell the properties and the mortgagee or the purchaser of such properties will have no obligation to respect our rights to the properties and will be entitled to terminate our rights without any compensation. In such case, we may lose our rights to the affected solar parks. While we may ask the debtor or the property owner to compensate us, we cannot assure you that they will agree or have the financial resources to do so or that the compensation will be sufficient to cover all of our losses. In addition, some properties used for our solar parks are subject to other third-party rights such as right of passage and right to place cables and other equipment on the properties, which may result in certain interferences with our use of the properties. Our rights to the properties used for our solar parks may be challenged by property owners and other third parties for various other reasons as well. For example, we do not always have the exclusive right to use a given site. Any such challenge, if successful, could impair the development or operations of our solar parks on such properties. We are also subject to the risk of potential disputes with property owners or third parties who otherwise have rights to or interests in the properties used for our solar parks. Such disputes, whether resolved in our favor or not, may divert management's attention, harm our reputation or otherwise disrupt our business.

Failure to manage our growing and changing business could have a material adverse effect on our business, prospects, financial condition and results of operations.

        We intend to expand our business significantly within selected existing markets and in a number of new locations in the future. We also intend to significantly increase the proportion of solar parks we develop as IPP solar parks in the future. As we grow, we expect to encounter additional challenges to our internal processes, external construction management, capital commitment process, project finance infrastructure and financing capabilities. Our existing operations, personnel, systems and internal control may not be adequate to support our growth and expansion and may require us to make additional unanticipated investments in our infrastructure. In addition, our experience developing Pipeline + EPC and BT solar parks may not be applicable to our IPP solar parks, since IPP solar parks require enhanced financing and O&M capabilities. To manage the future growth of our operations, we will be required to improve our administrative, operational and financial systems, procedures and controls, and maintain, expand, train and manage our growing employee base. We will need to hire and train project development personnel to expand and manage our project development efforts. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies successfully or respond to competitive pressures. As a result, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our future success depends significantly on the continued service of our senior management team and our ability to attract, train and retain qualified personnel.

        The industry experience, expertise and contributions of our executive chairman, Mr. Weili Su are essential to our continuing success. We will continue to rely on the contributions of our senior management, regional management and other key employees to implement our growth plans. If we were to lose the services of any of our senior and regional management members and were unable to train or recruit and retain personnel with comparable qualifications, the management and growth of our business could be adversely affected.

        Our success is largely attributable to the qualified and experienced project development teams that we have been able to train, attract and retain in the past. We may not be able to continue to train, attract and retain high quality personnel, including executive officers, project development personnel, project management personnel and other key qualified personnel who have the necessary and required experience and expertise. In particular, as we enter new markets in different jurisdictions, we always face challenges to find and retain qualified local personnel who are familiar with local regulatory regimes and adequately experienced in project development and operations.

        There is substantial competition for qualified personnel in the downstream PV industry. Our competitors may be able to offer more competitive packages, or otherwise attract our personnel. Our costs to retain qualified personnel may also increase in response to competition. If we fail to attract and retain personnel with suitable managerial, technical or marketing expertise or maintain an adequate labor force on a continuous basis, our business operations could be adversely affected and our future growth and expansions may be inhibited.

Our international operations require significant management resources and present legal, compliance and execution risk in multiple jurisdictions.

        We have adopted a global business model under which we maintain significant operations and facilities through our subsidiaries located in Europe, South America, North America and Asia, while our corporate management team and directors are primarily based in Hong Kong and Shanghai. Although we have appointed managing directors who oversee Europe, Latin America, Spain, Japan and North America, the global nature of our business may stretch our management resources as well as make it difficult for our corporate management to effectively monitor local execution teams. The global nature of our operations and limited resources of our management may create risks and uncertainties when executing our strategy and conducting operations in multiple jurisdictions, which could affect our costs and results of operations.

Decreases in the spot market price of electricity could harm our IPP revenue and reduce the competitiveness of solar parks in grid-parity markets.

        The electricity prices that we receive as IPP are either fixed through long-term power purchase agreements, or PPAs, or by FIT schemes or are variable and determined by the spot market. In countries where the price of electricity is sufficiently high that solar parks can be profitably developed without the need for government subsidies, a condition known as "grid-parity", solar parks that do not have the benefit of PPAs are subject to the spot market price of electricity. We intend to expand our IPP portfolio significantly in Chile, a market that has reached grid parity. We expect that a significant portion of our solar parks in Chile will not have signed PPAs. Such solar parks will fluctuate with Chile's spot electricity prices. Revenue for solar parks will also fluctuate with the electricity spot market after the expiration of any PPA or FIT schemes, unless renewed. The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or for a number of other reasons.

        Decreases in the spot price of electricity in such countries would render PV energy less competitive compared to other forms of electricity. For example, PV may no longer be in grid parity if the price of fossil fuels used for electricity generation decreased sufficiently. In this situation, our solar parks may no longer be profitable in that market and we may not be able to recoup the time and effort invested in applying for permits or developing solar parks. A reduction in electricity prices would render our solar parks less economically attractive. If the retail price of energy were to decrease due to any of these reasons, or others, our business and results of operations may be materially and adversely affected.

If sufficient demand for solar parks does not develop or takes longer to develop than we anticipate, our business, financial condition, results of operations and prospects could be materially and adversely affected.

        The PV market is at a relatively early stage of development in many of the markets that we have entered or intend to enter. The PV industry continues to experience lower costs, improved efficiency and higher electricity output. However, trends in the PV industry are based only on limited data and may not be reliable. Many factors may affect the demand for solar parks, including:

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  the cost and availability of credit, loans and other forms of financing for solar parks;

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  fluctuations in economic and market conditions that affect the viability of conventional and non-solar renewable energy sources;

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  the cost-effectiveness of solar parks compared to conventional and other non-solar energy sources;

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  the performance and reliability of solar parks compared to conventional and other non-solar energy sources;

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  the availability of grid capacity to dispatch power generated from solar parks;

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  environmental concerns related to solar parks and other local permit issues;

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  the availability of government subsidies and incentives to support the development of the PV industry;

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  public perceptions of the direct and indirect benefits of adopting renewable energy technology;

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  the success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

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  regulations and policies governing the electric utility industry that may present technical, regulatory and economic barriers to the purchase and use of solar energy; and

  •
  the deregulation of the electric power industry and the broader energy industry.

        If market demand for solar parks fails to develop sufficiently, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We face significant competition in certain markets in which we operate.

        We face significant competition in certain markets in which we operate. Our primary competitors are local and international developers and operators of solar parks, many of which are integrated with upstream PV manufacturers. We also compete with utilities generating power from conventional fossil fuels and other sources of renewable energy in regions that have achieved grid parity, such as Chile. As we further expand into the downstream markets, we will face increasing competition from these companies.

        Some of our competitors may have advantages over us in terms of greater operational, financial, technical, management or other resources in particular markets or in general. Our market position depends on our financing, development and operation capabilities, reputation, experience and track record. Our competitors may also enter into strategic alliances or form affiliates with other competitors to our detriment. Suppliers or contractors may merge with our competitors which may limit our choices of contractors and hence the flexibility of our overall project execution capabilities. There can be no assurance that our current or potential competitors will not offer solar parks or services comparable or superior to those that we offer at the same or lower prices or adapt more quickly than we do. Increased competition may result in price reductions, reduced profit margins and loss of market share.

We are subject to risks associated with fluctuations in the prices of PV modules and balance-of-system components or in the costs of design, construction and labor.

        We procure supplies for solar parks construction, such as PV modules and balance-of-system components, from third-party suppliers. We typically enter into contracts with our suppliers and contractors on a project-by-project basis or a project portfolio basis. We generally do not maintain long-term contracts with our suppliers. Although some of our EPC contracts allow us to reclaim additional costs incurred as a result of unexpected increases in procurement costs, we are still exposed to fluctuations in prices for our PV modules and balance-of-system components. Increases in the prices of PV products, balance-of-system components as well as fluctuations in design, construction, labor and installation costs may increase the cost of procuring equipment and engaging contractors, adversely affect our future solar parks and hence materially and adversely affect our results of operations.

PV project development is challenging and may ultimately not be successful, which can have a material adverse effect on our business, financial condition and results of operations.

        The development and construction of solar parks involve numerous risks and uncertainties. We may be required to incur significant amounts of capital expenditure for land and interconnection rights, preliminary engineering, permitting, legal and other expenses before we can determine whether a solar park is economically, technologically or otherwise feasible. Success in developing a particular solar park is contingent upon, among other things:

  •
  securing suitable project sites, necessary rights of way, and satisfactory land rights;

  •
  negotiating satisfactory engineering, procurement and construction agreements;

  •
  timely receipt from government authorities of required permits and approvals for project development;

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  procuring rights to interconnect the solar park to the electric grid or to transmit energy;

  •
  paying interconnection and other deposits, some of which are non-refundable;

  •
  negotiating favorable payment terms with suppliers;

  •
  signing PPAs or other arrangements that are commercially acceptable, including adequate for providing financing;

  •
  obtaining construction financing, including debt financing and own equity contribution; and

  •
  satisfactorily completing construction on schedule.

        Successful completion of a particular solar park may be adversely affected by numerous factors, including without limitation:

  •
  unanticipated changes in project plans or defective or late execution;

  •
  difficulties in obtaining and maintaining governmental permits, licenses and approvals required by existing laws and regulations or additional regulatory requirements not previously anticipated;

  •
  the inability to procure adequate financing on acceptable terms, especially for engineering, procurement and construction;

  •
  unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;

  •
  labor, equipment and materials supply delays, shortages or disruptions, or work stoppages;

  •
  adverse weather, environmental and geological conditions, force majeure and other events out of our control; and

  •
  cost over-runs, due to any one or more of the foregoing factors.

        Accordingly, some of the solar parks in our pipeline may not be completed or even proceed to construction. If a number of solar parks are not completed, our business, financial condition and results of operations could be materially and adversely affected.

Our construction activities may be subject to cost overruns or delays.

        Construction of our solar parks may be adversely affected by circumstances outside of our control, including inclement weather, a failure to receive regulatory approvals on schedule or third-party delays in providing PV modules, inverters or other materials. Obtaining full permits for our solar parks is time consuming and we may not be able to meet our expected timetable for obtaining full permits for our solar parks in the pipeline. Changes in project plans, or defective or late execution may increase our costs and cause delays. Shortages of skilled labor could significantly delay a project or otherwise increase our costs. Moreover, we rely on a limited number of third-party suppliers for certain components and equipment used in the construction of our solar parks, such as PV modules. The failure of a supplier to supply components and equipment in a timely manner, or at all, or to supply components and equipment that meet our quality, quantity and cost requirements, could impair our ability to install solar parks or may increase our costs. To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. In addition, we typically utilize and rely on third-party contractors to construct and install our solar parks. If our contractors do not satisfy their obligations or do not perform work that meets our quality standards or if there is a shortage of third-party contractors or if there are labor strikes that interfere with the ability of our employees or contractors to complete their work on time or within budget, we could experience significant delays or cost overruns. In addition, delays in obtaining or our inability to obtain required construction permits could also delay or hinder the construction of our solar parks, and delay or prevent us from commencing operation and connecting to the relevant grid.

        We may not be able to recover any of these losses in connection with construction cost overruns or delays. In addition, if we are unable to connect a solar park to the power grid on schedule, we may experience lower FIT, as FIT regimes generally ratchet down the FIT awarded to solar parks that connect later to the power grid. If the solar park is significantly delayed, we may forfeit the PPA and we may no longer be eligible for FIT payments. A reduction or forfeiture of FIT payments would materially and adversely affect the financial results and results of operations for that solar park. Any of the contingencies discussed above could lead us to fail to generate our expected return from our solar parks and result in unanticipated and significant revenue and earnings losses.

We may be subject to unforeseen costs, liabilities or obligations when performing O&M.

        We enter into separate contractual agreements to operate and maintain substantially all of the solar parks built by us. Pursuant to these agreements, we generally perform scheduled and unscheduled maintenance and operating and other asset management services. We subcontract certain on-the-ground O&M services, including security and repair, to third-parties, who may not perform their services adequately. If we or our third-party contractors fail to properly operate and maintain the solar parks, the solar parks may experience decreased performance. If they are careless or negligent, resulting in damage to third parties, we may become liable for the consequences of any resulting damage. We may also experience equipment malfunction or failure, leading to unexpected maintenance needs, unplanned outages or other operational issues. We may also encounter difficulties selling electricity to the power grid due to failures in infrastructure or transmission systems. To the extent that any of the foregoing affects our ability to sell electricity to the power grid, our revenue and profitability will suffer.

Our project operations may be adversely affected by weather and climate conditions, natural disasters and adverse work environments.

        Solar parks depend on the amount and intensity of sunlight, which is affected by weather and climate conditions. Any change of such conditions in the areas we operate that reduces solar radiation will adversely affect our business and results of operations. In addition, we may operate in areas that are under the threat of floods, earthquakes, landslides, mudslides, sandstorms, drought, or other inclement weather and climate conditions or natural disasters. If inclement weather or climatic conditions or natural disasters occur in areas where our solar parks and project teams are located, project development, connectivity to the power grid and the provision of O&M services may be adversely affected. In particular, materials may not be delivered as scheduled and labor may not be available. As many of our solar parks are located in the same region, such solar parks may be simultaneously affected by weather and climate conditions, natural disasters and adverse work environments.

        During periods of curtailed activity, we may continue to incur operating expenses. We may bear some or all of the losses associated with such unforeseen events. Moreover, natural disasters which are beyond our control may adversely affect the economy, infrastructure and communities in the countries and regions where we conduct our business operations. Such conditions may result in personal injuries or fatalities or have an adverse effect on our work performance, progress and efficiency or even result in personal injuries or fatalities.

We are subject to counterparty risks under our FIT schemes and PPAs.

        As an IPP, we generate electricity income primarily pursuant to FIT schemes or PPAs, which subjects us to counterparty risks with respect to electric utilities and regulatory regimes. Our FIT schemes and PPAs in one region or country are generally signed with a limited number of electric utilities. We rely on these electric utilities to fulfill their responsibilities for the full and timely payment of our tariffs. In addition, the relevant regulatory authorities may retroactively alter their FIT regimes in light of changing economic circumstances, changing industry conditions or for any number of other reasons. For example, the Greek government passed a law in January 2014 reducing FIT currently in effect in existing contracts by roughly 30%, while imposing a discount on electricity already sold in 2013. In December 2013, the Bulgarian government imposed a 20% fee on revenue generated from PV and wind energy installations. A law in Spain passed in December 2013 is expected to change the fixed rate on existing PPAs. If the relevant government authorities or the local power grid companies do not perform their obligations under the FIT schemes and PPAs and we are unable to enforce our contractual rights, our results of operations and financial condition may be materially and adversely affected.

Disputes with our affiliates' other equity owners may adversely affect our business.

        We do not have control over the management and strategy with respect to solar parks held by the affiliates in which we hold less than 50% equity interests. See "Business—Our Affiliates". Our ability to direct the actions of or influence the decisions in relation to these affiliates or the solar parks held by them is dependent on a number of factors, including reaching agreement with other stakeholders with respect to certain decisions, our rights and obligations under the relevant stakeholders' agreements and the decision-making process by the board of directors or other governing bodies.

        We may not successfully engage business partners that are reliable and capable. In addition, in the course of cooperation, our business partners may:

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  have economic or business interests or goals that are inconsistent with ours;

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  take actions contrary to our instructions or make requests contrary to our policies or objectives;

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  be unable or unwilling to fulfill their obligations under the relevant cooperative arrangements, including their obligation to make the required capital contribution; or

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  experience financial difficulties.

        In particular, under the current contractual arrangements, if our affiliates' other equity owners decide to secure permits, EPC or O&M services from other parties or otherwise take any action that may not be in our best interest or fail to perform their respective obligations or otherwise breach the terms and conditions of the governing agreements, it could have an adverse effect on our business, financial condition and results of operations. In addition, a dispute may arise with our current or future affiliate's other equity owners and cause the loss of business opportunities or disruption to or termination of the relevant solar parks. Such dispute may also give rise to litigation or other legal proceedings, which will divert our management attention and other resources. In the event that we encounter any of the foregoing problems, our business, financial condition and results of operations may be materially and adversely affected.

We have relied on our affiliates to generate a significant portion of our revenue.

        A substantial portion of our total revenue in 2011, 2012 and 2013 was derived from our affiliates we formed for PV project co-investment. For example, our largest client during 2011, 2012 and 2013, ChaoriSky Solar Energy S.a.r.l., or ChaoriSky, an affiliate which we formed with a module manufacturer and in which we had held a 30% equity interest until November 2013, accounted for 35.2%, 42.8% and 9.2% of our total revenue in the respective periods. RisenSky Solar Energy S.a.r.l., or RisenSky, an affiliate, accounted for 32.0%, 2.7% and 1.5% our total revenue in 2011, 2012 and 2013. China New Era International Limited, an affiliate, accounted for nil, 20.0% and 4.6% of our total revenue in 2011, 2012 and 2013. See "Business—Our Affiliates" and "Related Party Transactions—Transactions with Certain Affiliates and Shareholders." As of the date of this prospectus, we no longer hold an interest in ChaoriSky and continue to hold a 30% interest in RisenSky and Sky Solar Holdings Co., Ltd., or Sky Solar Holdings, currently a principal shareholder of our Company, holds a 49% interest in China New Era International Limited. We do not anticipate engaging ChaoriSky Solar or its parent company in any business going forward. While we expect to become less dependent on our affiliates in the future, as we continue to transition to more of an IPP business model, we may continue to leverage the financial resources and project development expertise of our affiliates' other equity owners. The financial health, creditworthiness and business performance of our affiliates would therefore continue to have a material effect on our results of operations.

Our transactions with our affiliates are not on an arm's length basis.

        We have historically leveraged our affiliates as vehicles to expand our business overseas through delivering our permit development capabilities, EPC services and O&M services to them. We have entered, and expect to continue to enter, into various transactions including sale of primary development rights and provision of EPC services with these affiliates, which have contributed to a significant portion of our revenue. See "Business—Our Affiliates." Such affiliates were formed with the intention that our affiliates' other equity owners who are module manufacturers, such as Chaori and Risen, provide their modules to such affiliates and that we provide our permits and EPC services to the affiliate. There can be no assurance that independent parties negotiating at arm's length would have arrived at the same terms. Since we hold substantial interest in these affiliates and therefore have significant influence over these affiliates, there is a risk that any decisions or actions taken by either our affiliates or us in these transactions (including with respect to pricing, amendments, disputes or enforcement proceedings) may not be the same if we operated on an arm's length basis.

Our result of operations may be subject to fluctuations.

        Historically, we primarily generated revenue from selling permits, providing EPC services and selling commercially operating solar parks. In a given period, our revenue was affected by the limited number of solar parks that are under development and sold to third parties, and therefore subject to significant fluctuations. Although we intend to focus on developing IPP solar parks, we will continue to develop Pipeline + EPC and BT solar parks from time to time to take advantage of attractive market opportunities. As a result, we may generate more of our revenues from the one-time sale of solar parks for certain periods. Moreover, certain aspects of our IPP business will also be subject to seasonal variations. For example, certain economic incentive programs, such as FIT regimes, generally include mechanisms that ratcheted down the incentives over time in line with the general trend of decreasing system costs of solar parks. As a result, we may schedule significant construction activities to connect solar parks to the power grids prior to scheduled decreases in FIT rates, which vary from country to country, in order to qualify for more favorable FIT policies.

        To the extent that we continue to develop Pipeline + EPC and BT solar parks, we may be exposed to similar risks going forward.

We may incur warranty expenses in connection with our EPC and BT businesses.

        We provide two to five year warranties to the clients of our EPC services and purchasers of our solar parks. Although we generally obtain warranties from our equipment suppliers, we may be responsible for claims during the warranty period with respect to defects in our EPC services and BT solar parks sold. We are required to remove such defects generally within 48 hours after the defects occur, and to bear all the costs associated with our repair work. Our expenses for repairs have historically not been material. If significant defects arise from our EPC services or BT solar parks sold to clients, we may suffer adverse impacts on our financial condition and business.

We may fail to comply with laws and regulations in the countries where we develop, construct and operate solar parks.

        The development, construction and operation of solar parks are highly regulated activities. We conduct our operations in many countries and jurisdictions and are governed by different laws and regulations, including national and local regulations relating to building codes, taxes, safety, and environmental protection, utility interconnection and metering and other matters. We also set up subsidiaries in these countries and jurisdictions which are required to comply with various local laws and regulations. While we strive to work with our local counsels and other advisers to comply with the laws and regulations of each jurisdiction in which we have operations, there have been, and continue to be, instances of noncompliances such as late filings of annual accounts with the appropriate governmental authorities, failure to notify governmental authorities of certain transactions, failure to hold annual meetings as required, failure to register directors or office changes or other local requirements which may result in fines, sanctions and other penalties against the non-complying subsidiaries and its directors and officers. While we do not believe our past and continuing non-compliances, singularly or in the aggregate, will have a material adverse effect on our business, financial condition or results of operation, we cannot assure you that similar or other non-compliances will not occur in the future which may materially and adversely affect our business, financial condition or results of operation.

        In order to develop solar parks we must obtain a variety of approvals, permits and licenses from various authorities. The procedures for obtaining such approvals, permits and licenses vary from country to country, making it onerous and costly to track the requirements of individual localities and comply with the varying standards. Failure to obtain the required approvals, permits or licenses or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations.

        Any new government regulations pertaining to our business or solar parks may result in significant additional expenses. We cannot assure you that we will be able to promptly and adequately respond to changes of laws and regulations in various jurisdictions, or that our employees and contractors will act in accordance with our internal policies and procedures. Failure to comply with laws and regulations where we develop, construct and operate solar parks may materially and adversely affect our business, results of operations and financial condition.

We may become regulated as a utility company in certain jurisdictions in the future.

        We currently are not subject to regulation as a utility company in any jurisdiction. Our business strategy includes significant expansion into downstream markets as an IPP. Operation of these solar parks and sales of electricity from such solar parks could change our regulatory position in certain jurisdictions in the future. Utility companies are typically subject to complex regulations at the local, state or national level in various jurisdictions, and these regulations could place significant restrictions on our ability to operate our business and execute our business plan by prohibiting or otherwise restricting our sale of electricity. See "Regulations." If we were subject to regulation as a utility company, our operating costs could materially increase.

If we fail to comply with financial and other covenants under our loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.

        We enter into loan agreements containing financial and other covenants that require us to maintain certain financial ratios or impose certain restrictions on disposition of our assets or the conduct of our business. While we are currently in compliance with all financial and other covenants, we may not be able to comply with some of those financial and other covenants from time to time. In addition, we typically pledge over our solar park assets or account or trade receivables to raise debt financing, and we are restricted from creating additional security over our assets. Such account or trade receivables will include all income generated from the sale of electricity in the solar parks. If we are in breach of one or more financial or other covenants or negative pledges clause under any of our loan agreements and are not able to obtain waivers from the lenders or prepay such loan, such breach would constitute an event of default under the loan agreement. As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which may in turn require us to repay the entire principal amount including interest accrued, if any, of certain of our other existing indebtedness prior to their maturity under cross-default provisions of other loan agreements. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. In that case, the pledgees may auction or sell the assets or interest of our solar parks to enforce their rights under the pledge contracts and loan agreements. Furthermore, a breach of those financial and other covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

        We require a significant amount of cash to meet our capital requirements and fund our operations, including payments to suppliers for PV modules and balance-of-system components and to contractors for design, engineering, procurement and construction services. We believe our substantial indebtedness will increase as an IPP. As of December 31, 2013, we had US$40.1 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$16.4 million in outstanding long-term bank borrowings (excluding the current portion). In the first quarter of 2014, we obtained another US$5.0 million shareholder loan from our parent company Sky Power Group Ltd. to fund our operations.

        Our debt could have significant consequences on our operations, including:

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  reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations, and limiting our ability to obtain additional financing;

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  limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

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  potentially increasing the cost of any additional financing.

        Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our debt. Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control.

Our IPP business require significant financial resources to expand. If we do not successfully execute our liquidity plan, we may have to increase our BT businesses or face the risk of not being able to continue as a going concern.

        As of December 31, 2011, 2012 and 2013, our current liabilities exceeded our current assets by US$24.3 million, US$12.4 million and US$7.8 million, respectively. In addition, in 2012 and 2013, we incurred negative cash flow from operations of US$34.4 million and US$28.6 million, respectively and incurred net loss of US$53.9 million in 2013. Our principal sources of liquidity to date have been cash from our operations and borrowings from banks and our shareholders. We leverage bank facilities in certain countries in order to meet working capital requirements for construction activities. Our principal uses of cash have been for pipeline development, working capital and general corporate purposes.

        We are in need of additional funding to sustain our business as a going concern, and we have formulated a plan to address our liquidity problem. Our management reviews our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditures. We have historically been able to effectively manage our business with a working capital deficit based on our arrangements with suppliers who typically do not require payment until such time as IPP solar parks are completed, at which point we are able to either sell the parks, or obtain collateralized financing. In addition, subsequent to December 31, 2013, we have taken actions in order to increase our working capital. Specifically, we have (i) obtained additional cash advances from Sky Power Group Ltd. of US$5.0 million for working capital purposes, which will not be due until such time as we have the financial ability to repay the amount, and (ii) entered into an enforceable agreement pursuant to which Sky Solar (Hong Kong) International Co., Ltd., Sky Solar

New Energy Investment Limited and Beijing Sky Solar Investment Management Co., Ltd. all of which are our related parties, and have undertaken not to demand repayment of debts owed by us with aggregate carrying amount of US$21.3 million, until no earlier than April 10, 2015. Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures, and to meet our short term debt obligations, other liabilities and commitments as they become due.

        We cannot assure you that we will successfully execute our liquidity plan. If we do not successfully execute this plan, we may not be able to continue as a going concern. The failure of any of the liquidity plan events could materially and adversely affect our financial condition, results of operations and business prospects.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations and investor confidence and the market price of our ADSs may be materially and adversely affected.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. However, upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm may need to report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

In the course of preparing our consolidated financial statements, we have identified a material weakness and other control deficiencies in our internal control over financial reporting, which, as of the date of this prospectus, have not been remediated. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud and investor confidence in our company and the market price of the ADSs may be adversely affected.

        We will be subject to reporting obligations under the U.S. securities laws after this offering. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness and other control deficiencies, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2013. As defined in AU325, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to insufficient accounting resources and process necessary to comply with IFRS and SEC reporting and compliance requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the material weakness and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        We plan to take various measures to remediate such weakness and deficiencies. However, these measures may not fully address the material weakness and other control deficiencies in our internal control over financial reporting. Our failure to correct the material weakness and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting may significantly hinder our ability to prevent fraud.

        Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002, as amended, subject to exemptions we qualify for under the JOBS Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an "emerging growth company," as such term is defined in the JOBS Act, which may be up to five full fiscal years following the date of this offering. If we fail to remediate the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of the ADSs due to a loss of investor confidence in the reliability of our reporting processes. We also expect to incur additional costs and expenses associated with our becoming a public company, including costs to prepare for our first Sarbanes-Oxley Act of 2002 Section 404 compliance testing and additional legal and accounting costs to comply with the requirements of the Exchange Act that will apply to us as a public company.

We may become involved in costly and time-consuming litigation and other regulatory proceedings, which require significant attention from our management.

        Although we are not involved in any significant litigation, administrative or arbitral proceedings, we may, in the ordinary course of our business, become involved in such proceedings. Claims may be brought against or by us from time to time regarding, for example, defective or incomplete work, defective products, personal injuries or deaths, damage to or destruction of property, breach of warranty, late completion of work, delayed payments, intellectual property rights, or regulatory compliance, and may subject us to litigation, arbitration and other legal proceedings, which may be expensive, lengthy, disruptive to normal business operations and require significant attention from our management.

        If we were found to be liable on any of the claims against us, we would incur a charge against earnings to the extent a reserve had not been established for coverage. If amounts ultimately realized from the claims by us were materially lower than the balances included in our financial statements, we would incur a charge against earnings to the extent profit had already been accrued. Charges and write-downs associated with such legal proceedings could have a material adverse effect on our financial condition, results of operations and cash flow. Moreover, legal proceedings, particularly those resulting in judgments or findings against us, may harm our reputation and competitiveness in the market.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price that is not consistent with arm's length value, reducing taxable income, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

        There is uncertainty as to the application of SAT Circular 698. For example, while the term "Indirect Transfer" is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax.

        Accordingly, Tany International (Baoding) Solar Electric Co., Ltd., or Tany Baoding, as a company established in the PRC, is a PRC resident enterprise and Sky International Enterprise Group Limited, or Sky International Enterprise, as a company established in Hong Kong, may be deemed as a non-PRC resident enterprise under SAT Circular 698. The disposal of 100% of the equity interests in Tany International (Hong Kong) Co Limited, or Tany Hong Kong, which holds 100% of the equity interests in Tany Baoding, by Sky International Enterprise to Sky Solar (HongKong) International Co. Limited on May 28, 2013 may fall into the type of transactions subject to SAT Circular 698's regulation, given that such disposal may be categorized as an "Indirect Transfer" of equity interests in a PRC resident enterprise by a non-PRC resident enterprise as defined under SAT Circular 698. Therefore, Tany Baoding may be liable to assist tax authorities in collecting such tax from Sky International Enterprise Group Limited if the transfer of equity interests in Tany Hong Kong is subject to SAT Circular 698. However, it currently unclear how the relevant PRC tax authority will implement or enforce SAT Circular 698 and whether the enterprise income tax on capital gains will be subject to any further change resulting in any adverse impact on us.

        As a result, we may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law, or EIT Law, which may have adverse effect on our financial condition and results of operations or such non-resident investors' investments in us.

Our global income may become subject to PRC income tax if we are deemed to be a PRC resident enterprise for PRC tax purposes and our non-PRC shareholders may be subject to PRC tax on dividends and gain realized on our shares.

        In connection with the EIT Law which came into effect on January 1, 2008, the Implementing Rules of the EIT Law, or the Implementing Rules, were enacted on December 6, 2007 and became effective on January 1, 2008. Under the EIT Law and the Implementing Rules, an enterprise established outside the PRC may be considered a "PRC resident enterprise" and be subject to PRC enterprise income tax on its global income at the rate of 25%, if its "de facto management body" is located within the PRC. Under the Implementing Rules, "de facto management body" is defined as "a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and properties and other assets" of an enterprise incorporated outside the PRC. At present, it is unclear how the foregoing factors will be applied by the PRC tax authorities to determine whether we have a de facto management body in the PRC. Since some of our management personnel currently reside in the PRC but the majority of our turnover arises from our operations outside the PRC, there is a possibility that the PRC tax authorities could determine that we are a PRC resident enterprise, which would make us subject to PRC tax on our worldwide income at a rate of 25%. This may have an adverse effect on our financial condition and results of operation.

        In addition, if we are treated as a "PRC resident enterprise" under PRC law, dividends we pay on our ADSs to non-PRC ADS holders or on our ordinary shares to non-PRC shareholders, and capital gains realized by such ADS holders or shareholders on the sale or other disposition of ADSs or ordinary shares, may be treated as PRC-source income. Accordingly, we may be required to withhold PRC income tax from dividends paid to non-PRC resident ADS holders or shareholders, and the transfer of ADSs or ordinary shares by such ADS holders or shareholders, as the case may be, may be subject to PRC income tax. Such tax on the income of non-PRC resident enterprise ADS holders or shareholders may be imposed at a rate of 10% (and may be imposed at a rate of 20% in the case of non-PRC resident individual ADS holders or shareholders), subject to the provisions of any applicable tax treaty. If we are required to withhold PRC income tax on dividends payable to our non-PRC resident ADS holders or shareholders, or if you are required to pay PRC income tax on the transfer of the ADSs, or ordinary shares, the value of your investment in our ADSs, or ordinary shares, may be materially and adversely affected.

We may not be able to adequately protect our intellectual property rights, including trademarks and know-how, which could harm our competitiveness.

        We rely on a combination of trademarks and know-how to protect our intellectual properties. As of the date of this prospectus, we have two licenses granting us the right to use 30 trademarks in 23 jurisdictions, including the brand name "Sky Solar," which we believe have been vital to our competitiveness and success and for us to attract and retain our clients and business partners. We license the brand name "Sky Solar" from our executive chairman, Mr. Su. See "—We rely on licensing arrangements with entities controlled by our executive chairman, Mr. Weili Su, to use the trademark "Sky Solar." Any improper use of these trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations." We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual properties.

        We currently do not engage in business under the trademark "Sky Power." However, we do intend to apply for this trademark in certain jurisdictions. We anticipate that we will encounter difficulties when applying for this name and we may not be able to transact business under this name. For example, Sky Power is already registered in Canada.

        Intellectual property laws and means of enforcement of intellectual property laws vary by jurisdiction. Enforcement of our intellectual property rights could be time-consuming and costly. We may not be able to immediately detect and remediate unauthorized use of our intellectual property. In the event that the measures taken by us or the protection afforded by law do not adequately safeguard our intellectual property rights, we could suffer losses in revenue and profit due to competing offerings of services that exploit our intellectual properties. Furthermore, we cannot assure that any of our intellectual property rights will not be challenged by third parties. Adverse rulings in any litigation or proceedings could result in the loss of our proprietary rights and subject us to substantial liabilities, or even disrupt our business operations.

We rely on licensing arrangements with entities controlled by our executive chairman, Mr. Weili Su, to use the trademark "Sky Solar." Any improper use of these trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.

        Our rights to our trade names and trademarks are among the most important factor in marketing our services and operating our business. The trademark "Sky Solar," or " " in Chinese, is owned by an entity controlled by Mr. Su, our founder and the executive chairman of our board of directors and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. Under the trademark license agreement, we are required to pay 0.5% of our revenue, not exceeding RMB10 million, to this entity for the trademark license starting from 2014 at the end of each year. The trademark "Sky Solar," or " " is also used by the entity, its subsidiaries and affiliated entities, which are controlled by Mr. Su. If the entity, any of its subsidiaries or affiliated entities, or any third party uses the trade name "Sky Solar," " " or trademarks we use to develop our services and operations in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations. In addition, if for any reason, we are no longer able to use the "Sky Solar" and " " trademarks due to a dispute with the entity, or otherwise, our reputation, marketing ability, business and results of operations could be materially and adversely affected.

Fluctuations in foreign currency exchange rates may negatively affect our revenue, cost of sales, and gross margins and could result in exchange losses.

        Our subsidiaries trade in their functional currencies in the course of their business operations. Our investment holding companies transact in functional currencies of their subsidiaries. Our investment holding companies have foreign financing and investing activities, which expose them to foreign currency risk. As a result, we are subject to significant risks associated with foreign currency exchange rate fluctuations. For example, in 2013, we recorded net foreign exchange losses of US$4.1 million, primarily due to the increase in depreciation of the Japanese Yen and Czech Crown against the U.S. dollar. Changes in the value of local currencies could increase our U.S. dollar costs or reduce our U.S. dollar revenue. Any increased costs or reduced revenue as a result of foreign exchange rate fluctuations could adversely affect our profit margins. The fluctuation of foreign exchange rates also affects the value of our monetary and other assets and liabilities denominated in local currencies, primarily the euro and JPY. Generally, an appreciation of the U.S. dollar against relevant local currencies could result in a foreign exchange loss for assets denominated in such local currencies, and a foreign exchange gain for liabilities denominated in such local currencies. Conversely, a devaluation of the U.S. dollar against relevant local currencies could result in a foreign exchange gain for assets denominated in such local currencies and a foreign exchange loss for liabilities denominated in such local currencies.

        We could also expand our business into emerging markets, some of which may have an uncertain regulatory environment relating to currency policy. Conducting business in such emerging markets could cause our exposure to foreign exchange rate fluctuation risks to increase. We have not entered into any hedging transactions to reduce the foreign exchange rate fluctuation risks, but may do so in the future when we deem it appropriate to do in light of the significance of such risks. However, we cannot assure you that we will be able to reduce our foreign currency risk exposure in an effective manner at reasonable costs or at all.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

        Our independent registered public accounting firm issued the audit report included in this prospectus and will issue audit reports filed with the Securities and Exchange Commission, or the SEC, in the future.

        Generally, an auditor of companies that are traded publicly in the United States is registered with the Public Company Accounting Oversight Board (United States), or PCAOB, and is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. However, as our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

        Inspections of other firms outside of China conducted by PCAOB have identified deficiencies in those firms' audit procedures and quality control procedures. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the "big four" accounting firms,(including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms' inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and their audit clients.

        In January 2014, the administrative judge reached an Initial Decision that the "big four "accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

        Depending upon the final outcome, listed companies in the United States with major PRC administrative functions may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. As of the date of this prospectus, we have no material business operations in China and do not have to use a PRC-based audit firm. However, any negative news about the proceedings against any PRC-based audit firms may cause investor uncertainty regarding their current or past audit clients and the market price of our ADSs may be adversely affected.

We have limited business insurance coverage internationally.

        The insurance industry in many parts of the world is still in an early stage of development. Insurance companies in many countries offer only limited business insurance options. As a result, we have not maintained, and generally do not maintain, full liability, hazard or other insurance covering our services, business, operations, errors, acts or omissions, personnel or properties. To the extent that we are unable to recover from others for any uninsured losses, such losses could result in a loss of capital and significant harm to our business. If any action, suit, or proceeding is brought against us and we are unable to pay a judgment rendered against us or defend ourselves against such action, suit, or proceeding, our business, financial condition and operations could be negatively affected.

Risks Related to This Offering and Our ADSs

There has been no public market for our ordinary shares or ADSs prior to this offering. You may not be able to sell our ADSs at or above the price you paid, or at all.

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. Our ADSs have been approved for listing on the [NASDAQ][NYSE]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. An active and liquid trading market for our ADSs may not develop after this offering or be sustained in the future. If an active trading market for our ADSs does not develop or is not sustained, it may be difficult for you to sell the ADSs at an attractive price, or at all. The initial public offering price for our ADSs, determined by negotiations between us and the underwriters, may bear no relationship to the market price for our ADSs after this offering. The market price of our ADSs may decline below the initial public offering price. Furthermore, if an active trading market does not develop or is not sustained, we may not be able to meet the continued listing requirements of the [NASDAQ][NYSE].

The trading prices of our ADSs may be volatile, which could result in substantial losses to investors.

        The price and trading volume of our ADSs may be highly volatile and subject to wide fluctuations due to factors beyond our control. This may happen because of broad market and industry factors. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities.

The trading performances of these Chinese companies' securities after their offerings, including companies in the solar industry, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the third quarter of 2011 and the second quarter of 2012, which may have a material adverse effect on the market price of our ADSs.

        In addition to market factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations and the solar industry, including the following:

  •
  actual or anticipated fluctuations in our financial results and operating metrics;

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  changes in earnings estimates or recommendations by securities analysts;

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  announcements of new investments, acquisitions, strategic partnerships, or affiliates;

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  announcements of new services and expansions by us or our competitors;

  •
  additions or departures of key personnel;

  •
  release of lock-up or other transfer restrictions on our outstanding equity securities or sale of additional equity securities;

  •
  changes in policies and developments relating to the solar industry;

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  the valuation of publicly traded companies that are engaged in business activities similar to ours;

  •
  news regarding recruitment or loss of key personnel by us or our competitors; and

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  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities in connection with such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Because the initial public offering price of our ADSs is substantially higher than our pro forma net tangible book value per ADS, you will incur immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$            per ADS (assuming no exercise by the underwriters of the option to acquire additional ADSs), representing the difference between our pro forma net tangible book value per ADS as of                                    , 2014, after giving effect to this offering and the initial public offering price of US$            per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that the underwriters exercise the option to acquire additional ADSs or our ordinary shares are issued upon the exercise of outstanding or to-be-issued share options. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of substantial amount of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have                 ordinary shares outstanding, including                  ordinary shares represented by                 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. [The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus], subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the underwriters at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. In addition,                 ordinary shares underlying our outstanding options as of the closing of this offering will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

Our articles of association contain anti-takeover provisions that could have a material and adverse effect on the rights of holders of our ordinary shares and ADSs.

        We will adopt our amended and restated articles of association that will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

There can be no assurance on the accuracy or completeness of certain facts, forecasts and other statistics obtained from various government publications, market data providers and other independent third party sources, including the industry expert report, contained in this prospectus.

        Certain facts, forecasts and other statistics relating to the various countries and regions and the solar industry contained in this prospectus have been derived from various government publications, market data providers and other third party sources, including Solarbuzz, an industry expert. While we have no reason to believe that such information is false or misleading or that any fact has been omitted that would render such information false or misleading, we cannot guarantee the accuracy and completeness of such information. While we have taken reasonable care to ensure that such facts, forecasts and other statistics have been accurately reproduced from their respective sources, these facts, forecasts and other statistics have not been independently verified by us, the underwriters, our respective directors and advisers or any other parties involved in this offering and none of us make any representation as to the accuracy or completeness of such information. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice and other problems, the facts, forecasts and statistics contained herein may be inaccurate or may not be comparable to information produced by other parties. Therefore investors should give consideration as to how much weight or importance they should attach to or place on such facts, forecasts or statistics and in all cases, such information should not be unduly relied upon.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

        Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

Our corporate actions are substantially controlled by our executive officers, directors, principal shareholders and affiliated entities, and their interests may not be aligned with our other shareholders.

        After this offering, our executive officers, directors, principal shareholders and their affiliated entities will beneficially own approximately             % of our outstanding shares. Our executive officers have granted our executive chairman, Mr. Weili Su, an irrevocable proxy, with full power of substitution and resubstitution, to vote on their behalf in our elections. Mr. Su has the ability to vote or the proxy to vote 54.4% of our outstanding shares. As a result, Mr. Su exerts substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and he may not act in the best interests of other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including you. In addition, the interests of these shareholders may not be aligned with the interests of our other shareholders. For example, our principal shareholders, Mr. Weili Su controls the "Sky Solar" and " " trademarks licensed to us, and holds solar parks in Greece and China under the "Sky Solar" and " " brand that are not part of our company. Without their consents, we could be prevented from entering into transactions that could be beneficial to us or they could pursue opportunities that are competitive with our business or prevent us from continuing to use the trademark. In particular, since one of our business strategies is to continue expanding our operations into new markets, including China, where our founder, Mr. Su, currently owns a number of solar power businesses, the interests of our company may not be aligned with those of Mr. Su given his additional business and investment activities. Moreover, as of the date of this prospectus, we have not entered into any non-competition agreements with Mr. Su with regard to China or any other market. Although Mr. Su has fiduciary obligations to our company as a director, his interests may not always be aligned with the interests of our other shareholders, nor can we assure you that we will not enter into business activities that compete with those of Mr. Su or companies in which he has an interest in the future.

The depositary for our ADSs may give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, which could adversely affect your interests.

        Under the deposit agreement for our ADSs, if we asked for your voting instructions but the depositary does not receive your instructions by the cut-off date specified in the related notice, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs as to all matters at the shareholders' meeting unless:

  •
  we have failed to timely provide the depositary with notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

  •
  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfers of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited.

        We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Most of our business operations are located outside the United States. A substantial majority of our directors and a substantial majority of our senior management team are residing outside of the United States, and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a U.S. court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers located in those jurisdictions. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. In addition, China does not have any treaties or other agreements that provide for reciprocal recognition and enforcement of foreign judgments with the United States. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

        Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

        Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated

articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We have considerable discretion in the application of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds to be received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.

We will rely on the foreign private issuer exemption from most of the corporate governance requirements under the [NASDAQ Global Market Listing Rules][New York Stock Exchange Listed Company Manual].

        We are exempt from certain corporate governance requirements of the [NASDAQ][NYSE] by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the [NASDAQ][NYSE] listing rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

  •
  have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

  •
  have a corporate governance and nominating committee that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities;

  •
  have a compensation committee that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities;

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  have an annual performance evaluation of the nominating and governance committee and the compensation committee;

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  have a minimum of three members on our audit committee;

  •
  provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the [NASDAQ][NYSE];

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  have regularly scheduled executive sessions with entirely non-management directors; have at least one executive session of solely independent directors each year;

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  seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding common shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding common shares, and (iv) an issuance that would result in a change of control;

  •
  adopt and disclose corporate governance guidelines; or

  •
  adopt and disclose a code of business conduct and ethics for directors, officers and employees.

        We are not required to and will not voluntarily meet these requirements. As a result of our use of the "foreign private issuer" exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of the [NASDAQ][NYSE]'s corporate governance requirements. For a description of the material corporate governance differences between the [NASDAQ][NYSE] requirements and Cayman Islands law, see "Description of Share Capital—Differences in Corporate Law."

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company".

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and the [NASDAQ][NYSE], impose various requirements on the corporate governance practices of public companies.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are a "foreign private issuer," and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

        We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

        As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2012 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We may be or become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

        A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year in which (1) at least 75% of its gross income is passive income or (2) at least 50% of the value (based on an average of quarterly values) of its assets is attributable to assets that produce or are held for the production of passive income. If we are classified as a PFIC, our ADSs or ordinary shares will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes certain elections with respect to the ADSs or ordinary shares.

        Based on the current and projected composition of our income and value of our assets, we do not currently expect to be a PFIC for our current taxable year ending December 31, 2014 or the foreseeable future. However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for such year. In addition, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our PFIC status will also depend, in part, on how, and how quickly, we spend the cash we raise in this offering. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in "Taxation—United States Federal Income Taxation") holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. Holder. You are urged to consult your tax advisor regarding our possible status as a PFIC. See "Taxation—United States Federal Income Taxation—Passive Foreign Investment Company."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward looking statements that relate to our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry" and "Business." These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.

        In some cases, these forward looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "likely to" or other similar expressions. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs, including our disclosed estimates regarding our future pipeline under construction and in pipeline. These forward looking statements involve risks, uncertainties and assumptions related to, among other things:

  •
  permitting, development and construction of our project pipeline according to schedule;

  •
  average solar radiation hours globally and in the regions in which we operate;

  •
  developments in, or changes to, laws, regulations, governmental policies and incentives, taxation affecting our operations;

  •
  adverse changes or developments in the industry we operate;

  •
  our ability to maintain and enhance our market position;

  •
  our ability to successfully implement any of our business strategies;

  •
  our ability to establish and operate new solar parks;

  •
  our intention to operate in new markets and jurisdictions;

  •
  general political and economic conditions and macro-economic measures taken by the governments to manage economic growth in the geographical markets where we conduct our business;

  •
  material changes in the costs of the PV modules and other equipment required for our operations;

  •
  fluctuations in inflation, interest rates and exchange rates;

  •
  our dividend policy;

  •
  our success in accurately identifying future risks to our business and managing the risks of the aforementioned factors; and

  •
  other factors discussed in sections headed "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Industry Overview," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The forward looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$             million. These estimates are based upon an assumed initial offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$             million.

        We intend to use the net proceeds we receive from this offering for the following purposes:

  •
  US$                 million for the construction of our permitted IPP solar parks in Japan;

  •
  US$                 million for the construction of our permitted IPP solar parks in Latin America such as Chile and Uruguay; and

  •
  US$                 million to develop our project pipeline in other regions.

        We intend for the balance to be used for general corporate purposes, including working capital needs, potential strategic investments and other business opportunities.

        We do not currently have any agreements or memorandum of understandings to make any material acquisitions of, or investments in, other businesses, products or technologies.

        The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.

        Pending the use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing debt instruments or demand deposits.

        [We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.]

 DIVIDEND POLICY

        We have not and do not intend to declare or pay any dividends on our ordinary shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

        Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

 CAPITALIZATION

        Sky Power Group Ltd. is currently our parent company and has issued one ordinary share in total. Upon completion of this initial public offering, all of the outstanding preferred shares of Sky Power Group Ltd. will be converted into 69,569,105 of its ordinary shares; all of the convertible notes issued by Sky Power Group Ltd. will be converted into 32,028,452 of its ordinary shares. In addition, Sky Power Group Ltd. will split the ordinary share that it owns in our company and distribute all such split ordinary shares to its shareholders in proportion to their shareholdings in Sky Power Group Ltd., or the Share Distribution. Upon completion of the Share Distribution, shareholders of Sky Power Group Ltd. will become our direct shareholders, holding direct interests in our ordinary shares proportionate to their previous indirect interests.

        The following table sets forth our capitalization as of December 31, 2013:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (i) the conversion of all outstanding preferred shares of Sky Power Group Ltd. into 69,569,105 ordinary share of our Company immediately upon completion of this offering and (ii) the conversion of our convertible notes issued by Sky Power Group Ltd. into 32,028,452 ordinary shares of our Company immediately upon completion of this offering; and

  •
  on a pro forma as adjusted basis to give effect to (i) the conversion of all outstanding preferred shares of Sky Power Group Ltd. into 69,569,105 ordinary share of our Company immediately upon completion of this offering; (ii) the conversion of our convertible notes issued by Sky Power Group Ltd. into 32,028,452 ordinary shares of our Company immediately upon completion of this offering; and (iii) the issuance and sale of                 ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$                 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

        The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of the ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(US$ in thousands)
Long-Term Borrowings	16,400
Capital and reserves/(deficit):
Share capital	—
(Deficit) Reserves(1)	98,104
Non-controlling interests	—
Total equity(1)	98,104

Total capitalization(1)	114,504

(1)
A US$1.00 increase (decrease) in the assumed public offering price of US$                 would increase (decrease) each of (Deficit) Reserves, total equity and total capitalization by US$                 million.

        In the first quarter of 2014, we received an aggregate of US$5.0 million shareholder loan from our parent company Sky Power Group Ltd. Sky Power Group Ltd. has undertaken not to demand repayment of the loan until we are in a financial position to repay.

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of December 31, 2013 was approximately US$             million, or US$            per ordinary share and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after December 31, 2013, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, and after deduction of underwriting discounts, commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of December 31, 2013 would have increased to US$             million or US$            per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$             per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Estimated initial public offering price per ordinary share	US$
Net tangible book value per ordinary share as of December 31, 2013	US$
As adjusted net tangible book value after giving effect to this offering	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our net tangible book value after giving effect to the offering by US$             million, or by US$            per ordinary share and by US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. The information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of ADSs purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

Ordinary Shares Purchased
Total Consideration
							Average Price Per Ordinary Share	Average Price Per ADSs
	Number	Percent		Amount	Percent
Existing shareholders			%			%	US$	US$
New investors			%			%	US$	US$

Total		100%		US$	100%

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$             million, US$             million and US$            , respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

        The dilution to new investors will be US$            per ordinary share and US$            per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

        The discussion and tables above also do not take into consideration any outstanding share options. As of the date of this prospectus, there were             ordinary shares underlying granted but not yet vested options to purchase ordinary shares, at an exercise price of US$            . To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

        Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, our officers and directors.

        We have appointed CT Corporation System, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

        Conyers Dill & Pearman (Cayman) Limited, our counsel as to Cayman Islands law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Conyers Dill & Pearman (Cayman) Limited have informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

        Dacheng Law Offices, our PRC legal counsel, has advised us that there is uncertainty as to whether the courts of China would: (1) enforce judgments of the United States courts obtained against directors and senior management located in China, predicated upon the civil liability provisions of the federal securities laws of the United States; or (2) entertain original actions brought in the courts of China against directors and senior management located in China, predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state or territory within the United States. With regard to the above, Dacheng Law Offices has also advised us that China does not have treaties for the reciprocal enforcement of judgments with the United States.

 CORPORATE HISTORY AND STRUCTURE

        We are a Cayman Islands holding company and conduct all of our business through our investment holding subsidiaries and operating subsidiaries in various countries around the world. In 2008, our founder and executive chairman, Mr. Weili Su, already a successful businessman and co-founder of a solar company in China, made investments in Europe and began to develop renewable energy power parks in Germany, the Czech Republic and Spain. Beginning 2009, he expanded his investments to Japan, Canada and the United States, focusing on the construction and operation of solar parks. A number of these ventures became part of our current operations.

        In 2009, Mr. Su incorporated Sky Solar Holdings Co., Ltd., or Sky Solar Holdings, in the Cayman Islands as a vehicle to consolidate his interests in various ventures involving solar parks and to facilitate capital-raising activities. Sky Solar Holdings was the immediate holding company of Sky Solar Power Ltd., a limited liability company incorporated in the British Virgin Islands before our establishment. On August 19, 2013, in order to facilitate the listing of his business, Mr. Su incorporated our Company as the listing vehicle and concurrently we became the holding company of Sky Solar Power Ltd. The immediate holding company of our Company is Sky Power Group Ltd., which was incorporated on June 24, 2013 as an exempted company with limited liability in the Cayman Islands.

        This legal reorganization, whereby the Company and Sky Power Group Ltd. were established as intermediate entities between Sky Solar Holdings and Sky Solar Power Ltd., through one-to-one share swap, has been accounted for as a reorganization of entities under common control. Through this reorganization, our Company now owns substantially all of the business operations previously held by Sky Solar Holdings.

        The following chart illustrates the principal entities in our current corporate structure:

Sky Power Holdings Ltd. ("the Company") (Cayman)
100%
Sky Solar Power Ltd. (BVI)
100%
Sky International Enterprise Group Limited (HK)
Our Principal Subsidiaries
100%
100%
100% except 1 Share
Sky Solar Japan Kabushiki Kaisha (Japan)
Sky Solar Energy S.à.r.l. (Luxembourg)
Sky Capital Europe S.à.r.l. (Luxembourg)
100%
Sky Capital Advisory GmbH (Germany)
100% except 1 Share
100%
100%
100%
100%
100%
Sky Solar Iberica S.L. (Spain)
Sky Development Renewable Energy Resources S.A. (Greece)
Sky Solar Bulgaria Co EOOD (Bulgaria)
Sky Solar (Canada) Ltd. (Canada)
Moktap Holdings Limited (Cyprus)
Sky Capital Investement 11 SL (Spain)
100%
Grand Solar Cubiertas 3 S.L.U. (Spain)
100%
Arica Solar Generacion 1 Limitada (Chile)
100%
100%
Danoni LN s.r.o. (Czech)
Solar Holysov s.r.o. (Czech)
100%
Grand Solar Cubiertas 7 S.L.U. (Spain)

        We currently conduct our business through the following principal subsidiaries:

Entity	Place of Incorporation	Function
Sky Solar Power Ltd.	British Virgin Islands	Investment holding entity
Sky International Enterprise Group Limited	Hong Kong	Investment holding entity
Sky Solar Energy S.à.r.l.	Luxembourg	Investment holding entity
Sky Capital Europe S.à.r.l.	Luxembourg	Investment holding entity
Sky Capital Advisory GmbH	Germany	Investment holding entity holding four operating subsidiaries that are principally engaged in O&M services for PV projects, trading in solar components and engineering services
Moktap Holdings Limited	Cyprus	Investment holding entity holding three operating subsidiaries that are principally engaged in the investment, construction, financing and holding of solar parks
Sky Solar Japan Kabushiki Kaisha	Japan	Investment holding entity holding eight operating subsidiaries that are principally engaged in electricity, wind power, solar power and property management businesses
Sky Solar Iberica S.L.	Spain	Operating entity engaged in the construction of pipeline and provision of EPC services
Sky Development Renewable Energy Resources S.A.	Greece	Operating entity engaged in the construction, installation and management of renewable energy solar parks
Sky Solar Bulgaria Co EOOD	Bulgaria	Operating entity, together with its 16 subsidiaries, engaged in the construction of solar parks and production and trading of solar equipment as well as management of solar parks.
Sky Solar (Canada) Ltd.	Canada	Operating entity, together with its seven subsidiaries, engaged in the development, construction and sale of solar power generation facilities
Danoni LN s.r.o.	Czech Republic	Project holding company for solar parks
Solar Holysov s.r.o.	Czech Republic	Project holding company for solar parks
Gran Solar Cubiertas 3 S.L.U.	Spain	Project holding company for solar parks
Gran Solar Cubierta 7 S.L.U.	Spain	Project holding company for solar parks

 SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following selected consolidated statements of profit or loss and comprehensive income data (expense) for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated statements of financial position data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS issued by International Accounting Standards Board.

        Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus. As an "emerging growth company" as defined in the JOBS Act and in reliance on the exemptions thereunder, we have included full-year financial information only as of and for the years ended December 31, 2011, 2012 and 2013.

Selected Consolidated Statements of Profit or Loss and other Comprehensive Income (Expense)

	Year Ended December 31,
	2011	2012	2013
	(US$ in thousands)	(US$ in thousands)	(US$ in thousands)
Revenue	83,127	203,757	36,457
Cost of sales and services	(59,148)	(142,433)	(29,270)

Gross profit	23,979	61,324	7,187
Impairment loss on IPP solar parks	—	—	(21,645)
Impairment loss on receivables	(182)	(629)	(3,521)
Selling expenses	(488)	(635)	(848)
Administrative expenses	(15,293)	(24,007)	(25,030)
Other operating income	1,574	789	484

Profit (loss) from operations	9,590	36,842	(43,373)
Investment income	514	955	960
Other gains and losses	(770)	(1,570)	(3,488)
Finance costs	(138)	(1,132)	(2,352)
Other expenses	—	(1,600)	(2,266)
Share of losses of associates	(114)	—	—

Profit (loss) before taxation	9,082	33,495	(50,519)
Income tax expense	(1,991)	(6,630)	(3,372)

Profit (loss) for the year	7,091	26,865	(53,891)

Other comprehensive income (expense) that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(2,878)	1,031	(352)

Total comprehensive income (expense) for the year	4,213	27,896	(54,243)

Earnings (loss) per share—Basic	7,091	26,865	(53,801)

Earnings (loss) per share—Diluted	7,091	26,865	(53,801)

Other Financial Data:
Adjusted EBITDA(1)	16,480	46,025	(19,821)

(1)
See "—Adjusted EBITDA" below.

Selected Consolidated Statements of Financial Position

	As of December 31,
	2011	2012	2013
	(US$ in thousands)
Current assets	237,881	238,691	122,861
Non-current assets	6,604	52,171	128,406
IPP solar parks	—	43,395	119,506
Current liabilities	262,214	251,102	130,653
Non-current liabilities	2,516	23,382	22,509
Total (deficit) equity	(20,244)	16,378	98,104

Operating Data

	2011	2012	2013
Solar Parks Connected During the Period(1) (MW)	0.1	56.3	80.8
Total IPP Solar Parks in Operation at the End of the Period(2) (MW)	—	23.9	47.4

(1)
We consider a solar park connected to the grid when it has achieved connection and has all approvals needed to begin selling electricity through the grid.

(2)
Total solar parks in operation includes solar parks operated by us and our affiliates. We calculate the MW of our total solar parks in operation by adding all the capacities that we have complete ownership over and the attributable capacities of all solar parks we have partial ownership over. We calculate the attributable capacity of a solar park by multiplying the percentage of our ownership in the solar park by its total capacity.

Adjusted EBITDA

        To provide investors with additional information regarding our financial results, we have disclosed in this prospectus Adjusted EBITDA, a non-IFRS financial measure. We present this non-IFRS financial measure because it is used by our management to evaluate our operating performance. We also believe that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

        Adjusted EBITDA, as we present it, represents profit or loss for the year before taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, interest expenses, impairment loss and IPO expenses.

        The use of the Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and (e) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as net profit and our other IFRS financial results. The following table presents a reconciliation of EBITDA to net income (loss), the most directly comparable IFRS measure, for each of the periods indicated:

	As of and for the Year Ended December 31,
	2011	2012	2013
	(US$ in thousands)
Profit (loss) for the year	7,091	26,865	(53,891)

Adjustments:
Income tax expense	1,991	6,630	3,372
Depreciation of property, plant and equipment	331	305	283
Depreciation of Solar parks	—	2,474	4,395
Amortization	35	100	101
Share-based payment charged into profit or loss	8,128	7,352	4,576
Interest expenses	138	1,132	2,352
Impairment loss on IPP solar parks	—	—	21,645
Impairment loss on receivables	182	629	3,521
IPO expenses	—	1,537	1,608

Adjusted EBITDA	17,896	45,487	(12,038)

        We do not consider historical Adjusted EBITDA to be representative of future Adjusted EBITDA, as our revenue model changed from generating revenue primarily from Pipeline + EPC to generating revenue primarily through IPP beginning in the fourth quarter of 2013. We believe that Adjusted EBITDA is an important measure for evaluating the results of our IPP business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We have successfully developed and operated solar parks on a global basis. Since we began our business in 2009, we have focused on downstream services for the development, construction and operation of solar parks. As of the date of this prospectus, we have completed 183 solar parks globally with an aggregate capacity of 174.3 MW: under our Pipeline + EPC revenue model, we sold permits and provided engineering, procurement and construction services for 99.8 MW of solar parks; under our BT model, we built and sold commercially operating solar parks totaling 27.1 MW; the remaining 47.4 MW is owned and operated by Sky Solar or our affiliates, as IPPs.

        We primarily derive revenue from Pipeline + EPC, BT and IPP solar parks and historically have generated additional revenue by selling PV modules we purchased from third-party manufacturers. We have been strategically reducing our Pipeline + EPC services and BT businesses in favor of our IPP business. Our Pipeline+EPC services and BT solar parks were sold to investor-owned utilities, independent power developers and producers, commercial and industrial companies, and other solar system owners who purchase completed solar parks or EPC services. Our IPP solar parks generate recurring revenue by selling electricity to the power grid over the operational lifetime of the solar parks. We began to derive a majority of revenue from IPP solar parks in the fourth quarter of 2013.

        Our operations have historically been focused on Greece, Bulgaria, Canada, Japan and the Czech Republic. We also derived revenue from Germany, Spain and Italy. As a result of the reductions of government incentives for the PV industry in Europe, we do not expect these to be amongst our primary target markets in the near future. We plan to expand our business operations from our current markets in Europe, Japan and North America to emerging solar energy markets such as China, Latin America, South Africa and Southeast Asia. We expect such expansion to further diversify our revenue base internationally.

        Our revenue was US$83.1 million, US$203.8 million and US$36.5 million in 2011, 2012 and 2013, respectively. Our gross profit was US$24.0 million, US$61.3 million and US$7.2 million in 2011, 2012 and 2013, respectively. The decrease in revenue in 2013 was primarily due to our transition from a primarily Pipeline + EPC revenue model to an IPP revenue model which generates long-term recurring revenue. From 2012 to 2013, our revenue from IPP solar parks grew from US$4.5 million to US$8.0 million, representing 2.2% and 22.0% of our revenue, respectively. The total capacity of our IPP solar parks increased from 23.9 MW to 47.4 MW, and the total carrying value of our IPP solar parks increased from US$43.4 million to US$119.5 million from December 31, 2012 to December 31, 2013, respectively.

Factors Affecting Our Results of Operations

        We believe the most significant factors that directly or indirectly affect our overall growth, financial performance and results of operations include:

  •
  market demand for and price of PV power;

  •
  access to adequate financing with competitive interest rates and terms;

  •
  the business and geographic mix of our project portfolio;

  •
  EPC costs for PV systems;

  •
  FIT schemes for solar parks and spot market electricity tariffs; and

  •
  our project development and operations capabilities.

Market demand for and price of PV power

        Our revenue and profitability depend substantially on the demand for solar parks, which is driven by the economics of these systems, including the availability and size of government subsidies and economic incentives, as well as environmental concerns, energy demand, government support and cost improvements in solar power. According to Solarbuzz, the world PV market in terms of new annual installations grew at a CAGR of 65% from 2007 to 2012. Under Solarbuzz's "Most Likely" scenario, the world PV market in terms of annual installations is expected to grow from 29.0 GW in 2012 to 66.0 GW in 2017, representing a five-year CAGR of 18%, providing PV project developers like us with significant opportunities to continue to grow our business.

        A number of markets in the PV industry continue to be affected by government subsidies and economic incentives. A number of countries have introduced highly favorable FIT regimes. For example, Japan, which has a high demand for power and low domestic natural resources reserves, faces very high energy costs. As a result, the Japanese government has introduced an attractive FIT regime to encourage the development of solar parks. Other countries, such as Greece, Bulgaria, the Czech Republic and Germany, have reduced their support for the PV industry in light of the global economic crisis. While governments generally aim to ratchet down PV subsidies over time to reflect the generally decreasing system costs of solar parks, this decrease is often accompanied by the increasing efficiency of PV systems. We have shifted our focus away from countries with less favorable subsidy regimes to countries with more favorable subsidy regimes and growth potential.

        In the long term, as PV technology advances and average systems costs of solar parks decrease, the spot market price of electricity in a growing number of countries is sufficiently high that solar parks can be economically developed without the need for government subsidies, a condition known as "grid parity". As the PV industry becomes more competitive against other forms of energy and increasing grid parity drives increased demand for solar parks, we expect our costs of sales to decrease and our revenue and profitability to increase. In light of these favorable conditions and our increased access to financing, we will continue to increase the proportion of solar parks that we own and operate as IPP solar parks. In the fourth quarter of 2013, IPP solar parks have been our largest revenue stream.

Access to adequate financing with competitive interest rates and terms

        We require large capital investments to expand our project pipeline. Historically, apart from bank borrowing, shareholder contributions and our own operating cash flows, we have relied on financing for the construction of large solar parks, including project financing, pre-financing agreements with off-takers and supply-chain financing. Construction costs are funded by our working capital and bank loans. We generally negotiate favorable credit terms with our equipment suppliers or EPC contractor, such that payment is not due until several months following the completion of construction and connection. Following connection, we typically pledge solar park assets and raise debt financing in order to optimize the project's capital structure, pay our contractors and replenish our working capital. Such debt financing usually have a term of over 15 years.

        As an international PV project developer with a strong track record, we have received financing from a number of global financial institutions. See "Business—PV Project Financing". Project financing for our solar parks is typically obtained from local banks in countries with well-developed appetite for renewable energy investments, such as the Czech Republic, the United States, Canada, Japan, Spain and South Africa. For solar parks in countries with more constrained access to local debt financing, such as Eastern Europe, Latin America and other emerging markets, we seek to arrange debt financing by leveraging our strong relationships with international financing sources. We have also established affiliates with other entities who provide financing or guarantees to the affiliate to assist with long-term debt financing.

        As our business continues to grow and as we develop solar parks as an IPP, our success depends on securing sufficient amounts of financing on suitable terms within the time periods required. We expect to incur significantly more borrowings from banks or other institutions. Fluctuations in interest rates may impact our cost of financing and affect our financial condition and results of operations.

Our revenue model and the geographic mix of our project portfolio

        We have historically developed solar parks and derived revenue from three revenue models. Under our Pipeline + EPC business, we sell permits and provide EPC services. Under our BT business, we sell commercially operating solar parks. Under our IPP business, we own and operate solar parks and generate revenue from selling electricity. The revenue model we utilize affects our revenue, profitability and capital requirements.

        In 2011, 2012 and 2013, we derived 77.1%, 88.5% and 48.0% of our total revenue from our Pipeline + EPC for the respective periods. We derived our Pipeline + EPC revenue primarily from our affiliates, which, in aggregate, represented 58.7%, 65.5% and 3.3% of our revenue in 2011, 2012 and 2013, respectively.

        In early 2013, we began to shift our strategy from developing Pipeline + EPC and BT business to IPP business in order to internalize more value from project development and drive recurring revenue and cash flow. Most of the PPAs for our IPP solar parks fix the feed-in tariff for our IPP solar parks for 20 years. We expect to generate attractive long-term returns and stable cash flows from IPP solar parks. IPP solar parks also require large amounts of initial capital investment and strong financing capabilities.

        In the fourth quarter of 2013, we derived a majority of our revenue from selling electricity to the power grid as an IPP. In 2012 and 2013, we derived 2.2% and 22.0% from electricity sales from IPP solar parks, respectively. As we grow our IPP business, we will also increase the number of our IPP solar parks. The carrying value of our IPP solar parks was US$43.4 million and US$119.5 million as of December 31, 2012 and 2013, respectively.

        Although we intend to focus on developing IPP solar parks, we will continue to develop Pipeline + EPC and BT solar parks from time to time to take advantage of attractive market opportunities. As a result, we may generate more of our revenues from the one-time sale of solar parks for certain periods.

        Our results of operations and profitability may also be affected by our project mix in terms of the geographic locations of our solar parks, as different countries tend to have different regulatory regimes and investment return profiles. We generally expect higher gross margins in countries with high FIT, such as Japan and Canada. In addition, our cost of financing depends on the rates of return on other assets in the respective markets. Investors from countries with high liquidity and low interest rates, such as Japan, are generally willing to accept single-digit rates of return on our solar parks, which should allow us to sell our solar parks for higher prices and higher margins.

        See "Risk Factors—Risks Relating to our Business and Industry—Our limited operating history, especially with large-scale IPP solar parks, may not serve as an adequate basis to judge our future prospects and results of operations."

EPC costs for PV systems

        EPC costs include the costs of construction, connection costs, and procurement costs. The three most significant component contributors to EPC costs are the costs of modules, inverters and mounting systems. Our supplier- and technology-neutrality, our strong supply chain management and our strong relationships with the equipment suppliers have enabled us to historically purchase equipment at relatively competitive technical performance, prices, terms and conditions.

        In recent years, the prices of modules, inverters and mounting systems have decreased as a result of oversupply and improving technology. As the costs of our components have decreased, our solar parks became more cost competitive and our profitability increased. As a result, our solar parks have begun to offer electricity at increasingly competitive rates, which increases the attractiveness of our investment return and our revenue. We expect the cost of components will continue to gradually decrease, however, newly commercialized PV technologies are expected to further drive down EPC costs and increase the energy output of PV systems, which will further increase the competitiveness of our solar parks and achieve grid-parity in more and more markets.

        We expect that EPC costs will continue to impact our costs and financial results.

Subsidies for solar parks and spot market electricity tariff

        We expect electricity sales from IPP solar parks to represent an increasingly significant proportion of our revenue going forward. In 2012 and 2013, we derived 2.2% and 22.0% of our total revenue from electricity sales from our IPP solar parks, respectively. Revenue generated from our IPP solar parks represented a majority of our revenue in the fourth quarter of 2013. Electricity sales will reflect the price of electricity, the capacity of our PV plants and irradiation in the local area. The price of electricity for our IPP solar parks in different countries is either (i) fixed through PPAs and FIT schemes or (ii) variable and determined by the spot market.

        In markets where the price of electricity is fixed through PPAs or FIT schemes, the price of electricity is specified by laws or contractual terms under our PPAs and is fixed for the life of the FIT schemes or PPAs, most of which have a term of 20 years. Changes in the FIT schemes or PPAs in such countries are generally only applied prospectively, and consequently, do not affect our solar parks in operation for the remaining life of the FIT or PPA. Nevertheless, a few jurisdictions including Bulgaria, Greece and Spain have proposed or enacted laws that have imposed fees on or effected changes to finalized PPAs or FIT schemes during their term. We have been deriving IPP revenue directly through solar parks that we hold in Japan, the Czech Republic and Greece and investment income indirectly through IPP solar parks held by our affiliates in which we have minority equity positions in Bulgaria. Notwithstanding the changes in electricity prices, solar parks in such markets are still expected to generate relatively stable revenue. We primarily plan to expand our IPP portfolio in Japan, Canada, Latin America and South Africa, in which countries electricity prices are fixed by FIT schemes or PPAs for periods varying from 20 years to 30 years.

        In countries where the price of electricity is sufficiently high that solar parks can be profitably developed without the need for government subsidies, a condition known as "grid-parity", solar parks lacking fixed-price PPAs are subject to the spot market price of electricity. We intend to expand our IPP portfolio significantly in markets that have reached grid parity, such as Chile. We expect that a certain portion of our solar parks in Chile will not have signed PPAs while others will enter into commercial PPAs with large industrial end-consumers. IPP revenue from such solar parks will fluctuate with Chile's spot electricity prices.

        Revenue for solar parks will also fluctuate with the electricity spot market after the expiration of any PPA or FIT schemes, unless renewed.

        The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or for a number of other reasons.

        See "Risk Factors—Risks Relating to our Business and Industry—The reduction, modification or elimination of government subsidies and economic incentives may reduce the economic benefits of our existing solar parks and our opportunities to develop or acquire suitable new solar parks" and "—Decreases in the spot market price of electricity could harm our IPP revenue and reduce the competitiveness of solar parks in grid-parity markets."

Our project development and operations capabilities

        Our financial condition and results of operations depend on our ability to successfully continue to develop new solar parks and operate our existing solar parks. As we continue to grow, we expect to build and manage a greater number of large-scale solar parks and to enter new geographies, which we expect to present additional challenges to our internal processes, external construction management, working capital management and financing capabilities. Our financial condition, results of operations and future success depend, to a significant extent, on our ability to continue to identify suitable sites, expand our pipeline of solar parks with attractive returns, obtain required regulatory approvals, arrange necessary financing, manage the construction of our solar parks on time and within budget, and successfully operate solar parks.

Major Components of Our Results of Operations

Revenue

        We have historically derived our revenue primarily from Pipeline + EPC and BT solar parks and PV module sales. Under our Pipeline + EPC business, we sell permits and provide EPC services. Under our BT business, we develop permits for, build and sell commercially operating solar parks. We began to generate electricity income from IPP solar parks in 2012 and have been generating an increasing proportion of our revenue from our IPP solar parks. In early 2013, we began to strategically reduce our Pipeline + EPC and BT business in favor of our IPP business in order to internalize more value from project development and drive recurring revenue and cash flow. We also began to generate revenue from the provision of maintenance service in 2013. We derived a majority of revenue from IPP solar parks in the fourth quarter of 2013. However, as a result of this shift in business strategy, our revenue decreased substantially from US$203.8 million in 2012 to US$36.5 million in 2013. We may also trade our solar parks from time to time to optimize our project portfolio and take advantage of attractive market opportunities. To the extent that we sell our solar parks, we may experience substantially higher revenues from the sale of solar parks for a certain period.

        The following table summarizes our Pipeline + EPC and BT solar parks completed during the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	—	—	10.5	8	66.0	102
Bulgaria	—	—	42.9	13	—	—
Czech Republic	—	—	—	—	—	—
Spain	—	—	—	—	—	—
Germany	—	—	—	—	—	—
North America
Canada	0.1	1	2.9	12	2.6	7
Asia
Japan	—	—	—	—	1.0	1
Total	0.1	1	56.3	33	69.6	110

        The following table sets forth a breakdown of our revenue streams for the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	(US$ in thousands)	(%)	(US$ in thousands)	(%)	(US$ in thousands)	(%)
Pipeline + EPC(1)	64,055	77.1	180,231	88.5	17,497	48.0
Electricity sales income	—	—	4,515	2.2	8,020	22.0
Provision of maintenance service	—	—	—	—	4,652	12.8
BT	—	—	—	—	3,966	10.9
Sales of PV modules	19,072	22.9	19,011	9.3	2,322	6.4

Total revenue	83,127	100.0	203,757	100.0	36,457	100.0

(1)
We recognize revenue from our Pipeline + EPC business based on the stage of completion of the contract at the end of each reporting period.

        In 2011, 2012 and 2013, a significant portion of our revenue from external customers was derived from solar parks located in Greece and Bulgaria, which accounted for an aggregate of 67.2%, 84.1%

and 55.2% of our revenue for the respective periods. The following table sets forth a breakdown of our revenue by geographical region during the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	(US$ in thousands)	(%)	(US$ in thousands)	(%)	(US$ in thousands)	(%)
Europe
Greece	21,223	25.5	129,714	63.7	18,449	50.6
Bulgaria	34,669	41.7	41,667	20.4	1,664	4.6
Germany	10,701	12.9	18,244	9.0	767	2.1
Czech	—	—	3,958	1.9	3,571	9.8
Spain	1,576	1.9	591	0.3	670	1.8
Italy	—	—	111	0.1	267	0.7
North America
Canada	9,949	12.0	8,812	4.3	4,572	12.5
Asia
Japan	5,009	6.0	660	0.3	6,497	17.9

Total revenue	83,127	100.0	203,757	100.0	36,457	100.0

        We have historically derived a substantial portion of our revenue in a given reporting period from a limited number of solar parks from a limited number of key clients for our Pipeline + EPC and BT businesses. Our key clients changed from period to period, as we changed our geographic focus. The following table sets forth revenue from our clients contributing over 10% of our total revenue during the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)	(US$ in thousands)	(% of total revenue)
Client A(1)	29,256	35.2	87,291	42.8	*	*
Client B(2)	26,637	32.0	*	*	*	*
Client C	*	*	37,910	18.6	11,555	31.7
Client D(3)	—	—	40,676	20.0	*	*

Total(4)	55,893	67.2	165,877	81.4	11,555	31.7

*
Revenue from such client represented less than 10% of total revenue during the period.

(1)
ChaoriSky Solar, a related party affiliate which we formed for PV project co-investment with a module manufacturer and in which we held a 30% equity interest until November 2013. We do not anticipate engaging ChaoriSky Solar or its parent company in any business going forward.

(2)
RisenSky Solar, a related party affiliate which we formed for PV project co-investment with a module manufacturer and in which we hold a 30% equity interest.

(3)
China New Era International Limited, a related party affiliate which we formed for PV project co-investment with a China state-owned-enterprise and in which Sky Solar Holdings, a principal shareholder of our Company holds a 49% equity interest.

(4)
Total is total amount from clients who individually represented more than 10% of total revenue.

        A number of our largest clients were affiliate entities, formed with partners who were interested in our permits and EPC services and looking to enter into joint ownership of a solar park to increase our long-term interest in the solar parks. As we increase the proportion of revenue we derive from our IPP business, as compared to our Pipeline + EPC and BT business, we expect to derive our revenue from a diverse project portfolio, which will decrease our reliance on our related parties affiliates or any other given client.

        See "Risk Factors—Risks Related to Our Business and Industry—We rely on a limited number of key clients and solar parks in a given reporting period and such clients may change from period to period" and "Related Party Transactions."

Cost of sales and services

        Our cost of sales in developing solar parks under our Pipeline + EPC and BT business primarily consists of (i) equipment costs, consisting primarily of costs for PV modules and balance-of-system components, such as inverters and mounting systems; (ii) development costs, such as fees paid for permits, site control, grid connection and transmission upgrade, and development staff and due diligence costs; (iii) engineering and construction related costs, including fees paid to third-party contractors, and project management costs; and (iv) overhead costs.

        Under our IPP business, we capitalize the equipment costs, development costs, engineering and construction related costs and interests incurred. Our cost of sales with regards to our IPP solar parks will primarily be a result of the depreciation of such capitalized costs, as well as tax, insurance and operating and management costs. Certain economic incentive programs, such as FIT regimes, generally include mechanisms that ratchet down incentives over time. As a result, we seek to connect our IPP solar parks to the local power grids and commence operations by such deadlines to benefit from more favorable existing incentives. Therefore, we generally make increased capital investments prior to such deadline.

        We generally incur substantial expenditures for a solar park in a given period only to recognize revenue for the solar parks in a later period, especially for our IPP and BT businesses. If regulatory approvals are delayed or denied or if construction, module delivery, financing, warranty or operational issues arise, the reporting of revenue may be further delayed and or impairment charges may be incurred. Furthermore, we may pursue larger solar parks in the future, which may also exacerbate such timing effects.

        The development costs for our solar parks vary between solar parks depending on, among other things, whether we pursue solar parks as a primary developer or a secondary developer, the locations of solar parks, and the regulatory environment and competitive landscape in the local markets. As a secondary developer, we acquire permits on the secondary market and therefore incur acquisition costs instead of permit development costs.

        Our largest supplier during 2011, 2012 and 2013 accounted for 12.4%, 17.8% and 14.0% of our total cost of sales, respectively. Cost of sales attributable to our top five suppliers in 2011, 2012 and 2013 accounted for 24.8%, 40.6% and 42.5% of our total cost of sales, respectively.

Gross profit

        Gross profit is equal to revenue less cost of sales. Gross profit margin is equal to gross profit divided by revenue. Our gross profit margin depends on a combination of factors, including primarily the geographic distribution of the solar parks sold, the mix of projects and services sold during the reporting period, the prices at which the solar parks and services are sold, costs of PV modules and balance-of-system components, costs of services outsourced to third-party contractors, and management costs (including share-based compensation costs) attributable to project development. Our gross profit margin was 28.8%, 30.1% and 19.7% for 2011, 2012 and 2013, respectively.

        Our gross profit can also vary from one region to another. We would generally expect higher gross margins in countries with high FIT, such as Japan and Canada. In addition, off-takers for our solar parks will compare the returns for holding our solar parks with returns on other assets in their respective markets. Investors from countries with high liquidity and low interest rates, such as Japan, are generally willing to accept single-digit rates of return on our solar parks, which should allow us to sell our solar parks for higher prices and higher margins.

Impairment loss on IPP solar parks

        We recorded an impairment loss of US$21.6 million on IPP solar parks in 2013, which was triggered by the deterioration in the financial condition of one of our customers that ultimately culminated in a change of law to reduce the FIT policy in effect by roughly 30% in Greece.

Impairment loss on receivables

        We recorded impairment loss on receivables as a result of allowance provided for receivables due from counterparties with financial difficulties or had defaulted in repayments.

Selling expenses

        Selling expenses primarily consist of expenses and costs related to labor and exhibition fees.

Administrative expenses

        Administrative expenses consist primarily of expenses related to employee salaries and benefits, professional fees and expenses, depreciation and amortization, share-based compensation expense, office expenses and other administrative expenses.

Investment and other income

        Investment and other income consists primarily of interest income and other income.

Other gains and losses

        Other gains and losses primarily consist of gains and losses from foreign exchange conversion and gains from disposal of subsidiaries.

Finance costs

        Finance costs primarily consist of interest on bank loans and the balance between us and Sky Solar Holdings.

Other expenses

        Other expenses consist primarily of legal and professional fees in connection with the preparation for our initial public offering and other miscellaneous expenses.

Income tax expense

        Our income tax expense represents the sum of current income tax and deferred tax.

        We are a limited liability company incorporated in the Cayman Islands. Under the laws of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

        Under the laws of the British Virgin Islands (BVI), our BVI subsidiary is not subject to income or capital gains tax in the British Virgin Islands. Additionally, dividend payments made by our BVI subsidiary to us are not subject to withholding tax in the British Virgin Islands.

        Income tax of Bulgaria, Germany and Hong Kong is calculated at 10%, 30% and 16.5%, respectively, of the estimated assessable profit of respective Group's subsidiaries for the periods presented. Income tax of Greece is calculated at 20%, 20% and 26% of the estimated assessable profit of respective Group Subsidiaries for the years ended December 31, 2011, December 31, 2012 and December 31, 2013, respectively. Income tax of Canada for the year ended December 31, 2011 is calculated at 28.0% and the two years ended December 31, 2013 is calculated at 26.5% of the estimated assessable profit of the respective Group's subsidiaries. Income tax of Japan is calculated at

40.1%, 38.0% and 38.0% of the estimated assessable profit of respective Group's subsidiaries for the years ended December 31, 2011, December 31, 2012 and December 31, 2013, respectively. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

        Our effective income tax rates were 21.9%, 19.8% and negative 6.7% in 2011, 2012 and 2013, respectively. The negative effective income tax rate in 2013 was primarily due to the losses we incurred in certain European countries and expenses that were not deductible for tax purposes.

Critical Accounting Policies

        We have identified below the accounting policies that we believe are the most critical to the presentation of our consolidated financial information. These accounting policies require subjective or complex judgments by our management, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The estimates and assumptions are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis of making judgments about matters that are not readily apparent from other sources. We review our estimates and underlying assumptions on an on-going basis.

Revenue recognition

        Our revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes, if any.

        We (i) obtain permits required for pipeline projects and provide engineering, construction and procurement services, or Pipeline + EPC, (ii) develop permits, build and sell commercially operating solar parks, or BT; (iii) trade modules to third parties; (iv) provide maintenance services for solar parks and (v) sell electricity generated from IPP solar parks that we own.

  Provision of Pipeline + EPC services

        The provision of Pipeline + EPC services involves application of permits, sourcing of solar modules, and provision of construction services.

        We either apply for the permits required to construct and operate solar parks ourselves or acquire the permits through the acquisition of equity interests in project companies, which are typically formed for the specific purpose of holding such permits. In the course of providing Pipeline + EPC services, we sell the permits to customers through the disposal of project companies holding the relevant permits. Revenue from disposing project companies holding permits is recognized when we transfer equity interests in the relevant project companies to customers, at which time control is transferred.

        We, on the other hand, enter into separate contracts with suppliers for sourcing of modules for project companies if it is requested by the customers. We recognize revenues from modules sourced and provision of construction service in accordance with sales of solar modules and construction contract in accordance with our accounting policies.

Revenue based on the percentage of completion and assessment of the outcome of construction contracts

        Where the outcome of a construction contract can be estimated reliably, except where this would not be representative of the stage of completion, revenue and costs are recognized by reference to the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

        Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognized as expenses in the period in which they are incurred.

        When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

        When a contract covers a number of assets, the construction of each asset is treated as a separate contract when separate proposals have been submitted for each asset, each asset has been separately negotiated and the costs and revenue of each asset can be separately identified. A group of contracts, performed concurrently or in a continuous sequence, is treated as a single construction contract when the contracts were negotiated as a single package and they are so closely inter-related that they constitute a single project with an overall profit margin.

        Where contract costs incurred to date plus recognized profits less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized profits less recognized losses, the surplus is shown as amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statement of financial position, as a liability, as advances received. Amounts billed for work performed but not yet paid by the client are included in the consolidated statement of financial position under trade and other receivables.

IPP solar parks

        We recognize IPP solar parks in the consolidated statements of financial position at cost, less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any. Costs include expenditures for solar modules, permits and other costs capitalized in the course of construction. Costs of permits include those costs directly related to obtaining and developing such permits. Other costs include development costs incurred before construction of the solar parks is completed, such as modules installed and overhead costs incurred. Such costs are capitalized from the point in time that the development of the related IPP solar park is considerred probable.

        We capitalize permits and related costs during the course of obtaining permits and IPP solar parks under development stated in the consolidated statements of financial position at cost less subsequent accumulated impairment losses, if any.

        Depreciation of completed solar parks commences once the solar parks are successfully connected to grids and begin generating electricity. Depreciation is recognized over their estimated useful lives of the solar parks (less residual value if any), using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

        We derecognize IPP solar parks upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of solar parks is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Inventories

        Our inventories mainly comprise permits and related costs capitalized during the course of obtaining permits, solar modules and solar parks under development or completed solar parks that are held to be sold by us within the normal operating cycle, which is usually twelve months after the completion of construction.

        Inventories are stated at the lower of cost and net realizable value. Costs of solar modules are calculated using the weighted average method. Costs of permits include capitalized costs incurred to obtain such permits (for example legal expenses, consultancy fees, staff costs and other costs). Costs of solar parks under development include costs relating to solar parks capitalized before the solar parks are completed in construction, such as modules installed and development costs incurred (for example legal expenses, consultancy fees, staff costs and other costs).

        Solar parks are derecognized upon disposal. Any gain or loss arising on the disposal of solar parks is determined as the difference between the sales proceeds which is recognized as revenue and the carrying amount of the solar parks which is recognized as costs of sales.

        Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Provisions are made for inventory whose carrying value is in excess of net realizable value. Certain factors could impact the realizable value, so the we continually evaluate the recoverability based on assumptions about market conditions. We regularly review the cost against our estimated net realizable value and records lower of cost and net realizable value to cost of sales, if inventories have costs in excess of estimated net realizable values.

Impairment of tangible and intangible assets other than goodwill

        We review the carrying amounts of our tangible and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

        Recoverable amount is the higher of fair value less costs of disposal and value in use.

        In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. We recognize an impairment loss immediately in profit or loss.

        When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. We recognize a reversal of an impairment loss immediately in profit or loss.

Share-based payment arrangements

  Shares granted to the directors and eligible employees

        For our shares granted by us or transferred by controlling shareholders in exchange for services we receive that are conditional within a vesting period, the fair value of services received is determined by reference to the fair values of relevant shares granted or transferred. The fair value of shares granted or transferred at the date of grant or the date of transfer is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity, recorded as share-based compensation reserve. The forfeitures will be estimated to adjust over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such original estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

        At the time when the shares granted are cancelled during the vesting period, we account for the cancellation as an acceleration of vesting, and recognizes immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period. The amount previously recognized in share-based compensation reserve will not remain in the share-based compensation reserve.

  Share options granted to eligible employees

        Share options issued by us in exchange for services we receive are measured by reference to the fair value of the share options granted. The fair value of services received is expensed on a straight-line basis over the vesting period with a corresponding increase in equity (share-based compensation reserve).

        At the end of each reporting period, we revise our estimates of the number of options that are expected to ultimately vest. The impact of the revision of the original estimates during the vesting period, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

        When share options are exercised, the amount previously recognized in our share options reserve will be recognized in share capital and additional paid-in capital. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized share options reserve will be transferred to our accumulated losses.

  Shares granted to non-employees

        Shares issued in exchange of services are measured at the fair values of the services received, unless that fair value cannot be reliably measured, in which case the services received are measured by reference to the fair value of the shares issued. The fair values of the services received are recognized as expenses, with a corresponding increase in equity, when the counterparties render services, unless the services qualify for recognition of assets.

Internal Control over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness and other control deficiencies, each as defined in AU325, in our internal control over financial reporting as of December 31, 2013. As defined in AU325, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified related to our insufficient accounting resources and process and procedures necessary to comply with IFRS and the SEC reporting and compliance requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the material weakness and other control deficiencies including a significant deficiency that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        To address the material weakness and control deficiencies identified, including a significant deficiency, we have taken and are planning to take a number of measures, including (i) hiring additional accounting personnel with experience in IFRS and SEC reporting requirements, especially at the regional level; (ii) providing regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics; (iii) developing and applying a comprehensive manual with detailed guidance on accounting policies and procedures as well as procedures for maintenance and retention of accounting and financial records, (iv) forming an internal audit department, which will directly report to the audit committee; and (v) forming an audit committee which consists of independent directors to oversee the operation of our finance department, and to approve all related party transactions and other significant transactions. However, the implementation of these measures may not fully address the material weakness and other control deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See "Risk Factors—Risks Related to Our Business and Industry—In the course of preparing our consolidated financial statements, we have identified a material weakness and other control deficiencies in our internal control over financial reporting, which as of the date of this prospectus, have not been remediated. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud and investor confidence in our company and the market price of the ADSs may be adversely affected."

JOBs Act and Adoption of Accounting Standards

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. For as long as we remain an "emerging growth company" as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." Under the JOBS Act, "emerging growth companies" are not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to the end of the fifth full fiscal year following the date of their initial public offerings.

Results of Operations

        The following table sets forth our results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenue for the respective periods. Our historical results presented below are not necessarily indicative of the results that may be expected for future periods.

	Year Ended December 31,
	2011	2012	2013
	(US$ in thousands)
Revenue	83,127	203,757	36,457
Cost of sales and services	(59,148)	(142,433)	(29,270)

Gross profit	23,979	61,324	7,187
Impairment loss on IPP solar parks	—	—	(21,645)
Impairment loss on receivables	(182)	(629)	(3,521)
Selling expenses	(488)	(635)	(848)
Administrative expenses	(15,293)	(24,007)	(25,030)
Other operating income	1,574	789	484

Profit (loss) from operations	9,590	36,842	(43,373)
Investment and other income	514	955	960
Other gains and losses	(770)	(1,570)	(3,488)
Finance costs	(138)	(1,132)	(2,352)
Other expenses	—	(1,600)	(2,266)
Share of losses of associates	(114)	—	—

Profit (loss) before taxation	9,082	33,495	(50,519)
Income tax expense	(1,991)	(6,630)	(3,372)

Profit (loss) for the year	7,091	26,865	(53,891)

Other comprehensive income (expense) that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(2,878)	1,031	(352)

Total comprehensive income (expense) for the year	4,213	27,896	(54,243)

Earnings (loss) per share—Basic	7,091	26,865	(53,801)

Earnings (loss) per share—Diluted	7,091	26,865	(53,801)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        Revenue.    Our total revenue decreased by 82.1% from US$203.8 million in 2012 to US$36.5 million in 2013, primarily as a result of shifting our business strategy from Pipeline + EPC solar parks to IPP solar parks in 2013. As a result, our primary source of revenue shifted from selling solar parks to selling electricity.

        From 2012 to 2013, our revenue from Pipeline + EPC business decreased from US$180.2 million, primarily derived from construction services we rendered in Bulgaria and Greece, to US$17.5 million, primarily derived from construction services we rendered in Greece and Canada. In 2013, we also generated US$4.0 million from BT solar parks in Japan.

        From 2012 to 2013, our revenue from IPP solar parks increased from US$4.5 million to US$8.0 million, as we increased our IPP portfolio from 23.9 MW to 47.4 MW following our construction of solar parks in Japan, and our acquisition of solar parks in Czech and Spain in 2012 and Greece in 2013 which we had previously constructed and sold under a BT revenue model. In 2013, we also generated US$4.7 million from the provision of maintenance service in Greece, Bulgaria and Japan.

        In addition, our revenue from PV module sales decreased from US$19.0 million in 2012 to US$2.3 million in 2013, as we reduced our focus on this non-core business and PV module prices decreased in 2013.

        Cost of sales and services.    Our cost of sales and services decreased by 79.4% from US$142.4 million in 2012 to US$29.3 million in 2013, largely commensurate with the declines in our revenue generated from Pipeline + EPC business and PV module sales. We recorded significantly lower Pipeline + EPC and other costs in 2013 than 2012, as we shifted our business strategy from Pipeline + EPC to IPP in 2013.

        Gross profit.    Our gross profit decreased by 88.3% from US$61.3 million in 2012 to US$7.2 million in 2013. Our gross profit margin decreased from 30.1% to 19.7%, primarily due to the change in our revenue streams and business strategy.

        Selling expenses.    Our selling expenses slightly increased by 0.2 million from 2012 to 2013.

        Administrative expenses.    Our administrative expenses increased by 4.3% from US$24.0 million in 2012 to US$25.0 million in 2013, primarily due to business expansion in Japan and Chile.

        Impairment loss on IPP solar parks.    We recorded an impairment loss of US$21.6 million on IPP solar parks in 2013, which was triggered by the deterioration in the financial condition of one of our customers that ultimately culminated in a change of law to reduce the FIT policy in effect by roughly 30% in Greece.

        Impairment loss on receivables.    Impairment loss on receivables increased significantly from US$0.6 million in 2012 to US$3.5 million in 2013, primarily as a result of allowance provided for receivables due from grid companies in Greece with financial difficulties that imposed a discount on our IPP revenue in 2013.

        Investment income.    Our investment income mainly represented interest income and remained steady at US$0.9 million from 2012 to 2013.

        Other losses.    Our other losses increased significantly from US$1.6 million in 2012 to US$3.5 million in 2013, primarily due to an increase of net foreign exchange losses from US$1.6 million in 2012 to US$4.1 million in 2013, reflecting the depreciation of the Japanese Yen and Czech Crown against the U.S. dollar in 2013.

        Finance costs.    Our finance costs increased significantly from US$1.1 million in 2012 to US$2.4 million in 2013, primarily due to the increase in our bank borrowings and loan balance.

        Other expenses.    Our other expenses increased by 41.6% from US$1.6 million in 2012 to US$2.3 million in 2013, primarily due to our legal and professional expenses incurred in 2013 for the preparation of our initial public offering.

        Income tax expense.    Our income tax expense decreased by 49.1% from US$6.6 million in 2012 to US$3.4 million in 2013, primarily due to a significant decrease in the profit before tax.

        Profit (loss) for the year.    As a result of the foregoing, we recorded a profit of US$26.9 million for 2012, compared to a loss of US$53.9 million for 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Revenue.    Our revenue increased significantly from US$83.1 million in 2011 to US$203.8 million in 2012. This increase was mainly attributable to (i) an increase in revenue from Pipeline + EPC solar parks from US$64.1 million in 2011 to US$180.2 million in 2012, as a result of Pipeline + EPC revenue from 53.4 MW solar parks in Greece and Bulgaria; and (ii) an increase in revenue from IPP solar parks from nil to US$4.5 million as we started our IPP business in 2012.

        Cost of sales and services.    Our cost of sales and services increased significantly from US$59.1 million in 2011 to US$142.4 million in 2012, largely commensurate with our increased Pipeline + EPC revenue.

        Gross profit.    Our gross profit increased significantly from US$24.0 million in 2011 to US$61.3 million in 2012. Our gross profit margin increased from 28.8% in 2011 to 30.1% in 2012.

        Selling expenses.    Our selling expenses increased 30.2% from US$0.5 million in 2011 to US$0.6 million in 2012, reflecting more marketing activities in 2012.

        Administrative expenses.    Our administrative expenses increased by 57.0% from US$15.3 million in 2011 to US$24.0 million in 2012, primarily due to the expansion of our business.

        Impairment loss on receivables.    Our impairment loss increased significantly from US$0.2 million on receivables in 2011 to US$0.6 million on receivables in 2012.

        Investment income.    Our investment income increased 85.7% from US$0.5 million in 2011 to US$1.0 million in 2012, primarily due to increase of interest income from increasing cash and amount due from related parties balances.

        Other losses.    Our other losses increased significantly from US$0.8 million in 2011 to US$1.6 million in 2012, primarily due to an increase in net foreign exchange losses, as a result of depreciation of the Japanese Yen against the U.S. dollar in 2012.

        Finance costs.    Our finance costs increased significantly from US$0.1 million in 2011 to US$1.1 million in 2012, primarily due to the increase in our bank borrowings and loan balances.

        Other expenses.    We had other expenses of US$1.6 million in 2012, primarily due to legal and professional fees incurred for the preparation for our initial public offering, compared to no other expenses in 2011.

        Share of losses of associates.    We had no share of losses of associates in 2012, compared to our share of losses of associates in 2011 of US$0.1 million

        Income tax expense.    Our income tax expense increased significantly from US$2.0 million in 2011 to US$6.6 million in 2012, primarily due to the increase in profit before tax. Our effective income tax rates were 21.9% and 19.7% in 2011 and 2012.

        Profit (loss) for the year.    As a result of the foregoing, our profit increased significantly from US$7.1 million in 2011 to US$26.9 million in 2012.

Liquidity and Capital Resources

        Our principal sources of liquidity to date have been cash from our operations and borrowings from banks and our shareholders. We leverage bank facilities in certain countries in order to meet working capital requirements for construction activities. Our principal uses of cash have been for pipeline development, working capital and general corporate purposes.

        As of December 31, 2013, we had cash of US$9.7 million. As of December 31, 2013, we had restricted cash of US$2.3 million which represented deposits placed in banks for the purpose of bidding for potential project permits. As of December 31, 2013, we had US$40.1 million in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and US$16.4 million in long-term bank borrowings (excluding the current portion).

        In October 2012, we entered into a "developmental financial cooperation agreement" with Shanghai Branch of China Development Bank, pursuant to which the bank has stipulated its intention to provide us with financing for our business operations and project development activities in a total amount of up to RMB10.0 billion or equivalent from 2012 through 2016.

        In November 2012, we secured three senior credit facilities totaling CZK363.0 million (US$19.1 million) from PPF banka a.s. at an interest rate of 3.3% plus the one-month Prague InterBank Offered Rate, or PIBOR. We pledged over our equity interest in our Czech subsidiaries, their account and trade receivables arising out of business activities, such as income generated from the sale of electricity, and other solar park assets they own a security for the repayment of these borrowings.

        Partly due to the oversupply of PV modules and intense market competition, we have been able to negotiate flexible credit terms with our suppliers. Our major suppliers of PV modules and balance-of-system components generally grant us a credit period of 90 days or more.

        We received shareholder loans from Sky Solar Holdings amounting to US$20.7 million, US$35.5 million and US$34.5 million in 2011, 2012 and 2013, respectively. In the first quarter of 2014, we received an aggregate of US$5.0 million shareholder loan from our parent company Sky Power Group Ltd. Sky Power Group Ltd. has undertaken not to demand repayment of the loan until we are in a financial position to repay. In addition, in 2014, certain of our affiliates have undertaken not to demand repayment of debts owed by us with an aggregate carrying amount of US$21.3 million until April 2015. See "Description of Share Capital—History of Securities Issuance" in this prospectus for additional details regarding our history of securities issuance. See "Related Party Transactions—Transactions with Certain Affiliates and Shareholders" for additional details. Moreover, we obtained long-term borrowings of US$5 million from an independent third party to finance construction of certain solar parks.

        We will require significant financial resources to expand and develop our existing project pipeline. The development of IPP solar parks can take months or years. We may need to make significant upfront investments, such as payments for site control and transmission and PPA deposits, in advance of the receipt of any revenue. Historically, apart from bank borrowing, shareholder contributions and our own operating cash flows, we have relied on financing for the construction of large IPP solar parks, including project financing, pre-financing agreements with off-takers and supply-chain financing. At December 31, 2011, 2012 and 2013, our current liabilities exceeded our current assets by US$24.3 million, US$12.4 million and US$7.8 million, respectively. Following connection, we typically pledge solar park assets or account or trade receivables to raise debt financing in order to optimize the project's capital structure, pay our contractors and replenish our working capital. Such debt financing usually have a term of over 15 years and we are restricted from creating additional security over our assets. Such account or trade receivables will include all income generated from the sale of electricity in the solar parks. We believe that our current existing operating IPP solar parks and projects under construction are highly liquid assets which can be pledged to raise new capital or to be sold to raise additional capital to finance new development when necessary.

        We historically have generated revenue through sales of permits and provision of EPC services and sales of constructed solar parks. Going forward, we expect to derive a greater proportion of our revenue from electricity sales from IPP solar parks. Electricity sales is only generated after significant initial capital investments. The delayed completion of solar parks and inability to generate electricity income from IPP solar parks after making such upfront investments could adversely affect our business and results of operations and as a result we may become constrained in our ability to simultaneously undertake multiple projects. Our liquidity may be adversely affected to the extent the solar market weakens and we are unable to sell our solar parks or services on pricing, terms and timing favorable or acceptable to us.

        We may need additional cash resources in the future if we experience changed business conditions or other developments or if we decide to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue equity or equity-linked securities or obtain a credit facility. Any issuance of equity or equity-linked securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us.

        We target to maintain the sufficiency of cash flows with availability of unutilized banking facilities, internally generated funds and funds obtained from financing activities, if required. We review our forecasted cash flows on an on-going basis to ensure that we will have sufficient capital from a combination of internally generated cash flows and proceeds from financing activities, if required, in order to fund our working capital and capital expenditures requirements and to meet our short term debt obligations and other liabilities and commitments as they become due. We believe that our current cash and cash equivalents, anticipated cash flows from operations, additional equity investments that have been committed by our existing shareholders, and financing available to us pursuant to project financing and financing lease arrangements that have been signed will be sufficient to meet our cash requirements for at least the next 12 months. We plan to utilize a portion of the proceeds from this offering to expand our IPP business.

        The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(US$ in thousands)
Net cash from (used in) operating activities	1,526	(34,425)	(28,588)
Net cash used in investing activities	(13,762)	(36,450)	(33,229)
Net cash generated from (used in) financing activities	17,784	84,157	51,355

Net increase (decrease) in cash and cash equivalents	5,548	13,282	(10,462)
Cash and cash equivalents at beginning of the year	5,615	9,004	22,237
Effects of exchange rate changes on the balance of cash held in foreign currencies	(2,159)	(49)	(2,033)

Cash and cash equivalents at end of the year, represented by cash and cash equivalents	9,004	22,237	9,742

Operating Activities

        Our net cash used in operating activities in 2013 was US$28.6 million. This cash outflow was primarily attributable to (i) a US$50.5 million loss before taxation, (ii) a decrease in trade and other payables of US$18.4 million, primarily due to the settlement of subcontractor costs in connection with Greece solar parks and (iii) an increase in trade and other receivables of US$12.8 million from EPC services. This cash outflow was primarily offset by (i) an impairment loss on IPP solar parks of US$21.6 million due to the deterioration in the financial condition of one of our customers that culminated in a newly passed law in Greece that retroactively reduces the existing FIT, (ii) a decrease in amount due from customers for contract work of US$17.0 million, primarily due to the completion of Greece solar parks and (iii) a decrease in inventories of US$6.2 million, as we sold BT solar parks in Japan.

        Our net cash used in operating activities in 2012 was US$34.4 million. This cash outflow was primarily attributable to (i) a decrease in trade and other payables of US$91.8 million, primarily due to the settlement of payables of our completed solar parks in Bulgaria, (ii) an increase in trade and other receivables of US$49.7 million, primarily due to the completion of a significant number of construction solar parks in Greece and (iii) an increase in amounts due from related parties of US$51.2 million, primarily as a result of construction services in Greece in 2012 for ChaoriSky and China New Era International Limited. This cash outflow was primarily offset by (i) a decrease in inventories of US$88.4 million, primarily due to the utilization of PV modules in the construction of our Pipeline + EPC solar parks in Greece, (ii) profit before taxation of US$33.5 million and (iii) a decrease in amount due from customers for contract work of US$16.8 million, primarily due to the completion of a significant number of our solar parks in Bulgaria and the collection of payments in connection with such solar parks.

        Our cash generated from operating activities in 2011 was US$1.5 million. This cash inflow was primarily due to (i) an increase in trade and other payables of US$138.9 million, primarily as a result of purchasing components and subcontracting work in connection with our significant construction activities in Bulgaria, (ii) unrealized gain from sales to associates of US$11.9 million, resulting from deferred revenue from our solar parks in Bulgaria, and (iii) profit before taxation of US$9.1 million. This cash inflow was partially offset by (i) an increase in inventories of US$93.6 million, primarily as a result of purchase of PV modules in preparation for our solar parks in Greece, (ii) an increase in amount due from customers for contract work of US$35.1 million, primarily due to significant construction activities in Bulgaria in 2011, (iii) an increase in amounts due from related parties of US$21.7 million, primarily as a result of construction services in Bulgaria in 2011 for ChaoriSky, and (iv) an increase in trade and other receivables of US$17.6 million, primarily as a result of the completion of construction projects in Bulgaria for which we had not yet been paid.

Investment Activities

        Our net cash used in investing activities in 2013 was US$33.2 million. This cash outflow was primarily attributable to (i) payments for IPP solar parks US$35.3 million, primarily due to investments in solar parks in Greece, Japan and Chile, (ii) an increase in amounts due from Sky Solar Holdings, of US$13.3 million, primarily due to a loan to Sky Solar Holdings in 2013 and (iii) an advance to related parties of US$6.0 million, primarily due to loans to solar parks in Greece before their operation. This cash outflow was primarily offset by (i) the collection of advance to related parties of US$17.1 million, primarily due to collecting previous loans to solar parks in Bulgaria and (ii) the withdrawal of restricted cash of US$5.8 million, primarily due to the completion of construction and connection activities in Greece.

        Our net cash used in investing activities in 2012 was US$36.4 million. This cash outflow was primarily attributable to (i) payments for IPP solar parks of US$20.6 million, primarily due to our construction and acquisition of solar parks in Greece and Spain, (ii) advance to related parties of US$17.4 million, primarily due to loans to solar parks in Greece before their operation, and (iii) placement of restricted cash of US$5.8 million for the acquisition of banking facilities. This cash outflow was primarily offset by (i) the collection of advance to related parties of US$6.5 million, primarily due to collecting previous loans to solar parks in Bulgaria and (ii) the withdrawal of restricted cash of US$2.3 million, primarily due to the withdrawal of an amount placed in 2011 for project bidding.

        Our net cash used in investing activities in 2011 was US$13.8 million. This cash outflow was primarily attributable to (i) an addition of investment in associates of US$13.6 million, as a result of the acquisition of interests in a number of solar parks in Bulgaria, (ii) the advance to related parties of US$7.4 million, primarily due to loans to solar parks in Bulgaria before their operation, (iii) the disposal of a subsidiary of US$3.2 million, our wholly owned German subsidiary, Sky Solar Deutschland GmbH, and (iv) the placement of restricted cash of US$2.3 million, primarily due to the issuance of guarantee for project bidding. This cash outflow was primarily offset by (i) the collection of advance to related parties of US10.9 million, primarily due to the repayment of borrowings from our shareholders, and (ii) the withdrawal of restricted cash of US$3.2 million, primarily due to the withdrawal of an amount placed for project bidding.

Financing Activities

        Our net cash generated from financing activities in 2013 was US$51.4 million. This cash inflow was primarily due to (i) an advance from Sky Solar Holdings of US$34.5 million, (ii) an advance from related parties of US$17.4 million, primarily due to borrowings from shareholders and (iii) funds provided by third parties of US$5.3 million, primarily for construction work in Japan. This cash inflow was partially offset by (i) the repayment of advance from related parties of US$3.0 million, (ii) interest paid of US$2.4 million, and (iii) the repayment of bank borrowings of US$2.1 million.

        Our net cash generated from financing activities in 2012 was US$84.2 million. This cash inflow was primarily due to (i) proceeds from bank borrowings of US$56.9 million, primarily from China Minsheng Bank, (ii) an advance from Sky Solar Holdings of US$35.5 million and (iii) an advance from related parties of US$21.8 million, primarily due to borrowings from our shareholders. This cash inflow was primarily offset by (i) the repayment of advance from related parties of US$25.9 million, primarily due to the settlement of borrowings from our shareholders, (ii) the repayment of other borrowings of US$3.0 million and (iii) interest paid of US$1.1 million.

        Our net cash generated from financing activities in 2011 was US$17.8 million. This cash inflow was primarily due to (i) an advance from Sky Solar Holdings of US$20.7 million and (ii) proceeds of other borrowings of US$3.0 million for project financing for our IPP solar parks. This cash inflow was primarily offset by the repayment of advance from related parties of US$5.5 million, primarily from the settlement of borrowings with our shareholders.

Capital Expenditures

        Our capital expenditures amounted to US$1.0 million, US$22.5 million and US$37.2 million for 2011, 2012 and 2013, respectively. In 2011, our capital expenditure related primarily to the purchases of furniture, fixtures, and motor vehicles. Our capital expenditure in 2012 and 2013 related primarily to our investment in solar parks under the IPP model.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2013:

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(in thousands of US$)
Commitment to settle EPC subcontracting cost	5,299	—	—	—	5,299
Lease commitment	2,241	3,246	3,246	21,164	29,897
EPC subcontracting cost	49,304	—		—	49,304
Bank borrowings	41,048	3,218	3,218	14,461	61,945

Total	97,892	6,464	6,464	35,625	146,445

Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Currency risk

        Certain of our investment holding companies transact in their respective foreign currencies, for example, the euro. In addition, the intragroup loans are denominated in U.S. dollar, which is the foreign currency of the operating Group's subsidiaries. The monetary assets and monetary liabilities of the Group's subsidiaries are denominated in U.S. dollar and euro, which is the foreign currency of the respective Group's subsidiaries, at the end of each reporting date.

  Sensitivity Analysis

        We are mainly exposed to foreign currency risk from the U.S. dollar and the Euro. The following table details our sensitivity and the sensitivity of our subsidiaries to a 5% increase and decrease in our respective functional currencies against the U.S. dollar and the Euro. The sensitivity rate of 5% represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the end of each reporting period for a 5% change in their respective functional currencies. A negative number below indicates an increase in pre-tax loss or a decrease in pre-tax profit where their respective functional currencies strengthen 5% against the U.S. dollar. For a 5% weakening of their respective functional currencies against the U.S. dollar, there would be an equal and opposite impact on the profit or loss and the balances below would be positive.

	Year Ended December 31,
	2011	2012	2013
	(US$ in thousands)
Euro	1,917	4,054	799
U.S. dollar	22	562	687

        We currently do not have a foreign currency hedging policy but we monitor foreign exchange exposure by closely monitoring the foreign exchange risk profile and will consider hedging significant foreign currency exposure should the need arise.

Interest rate risk

        Our interest rate risk relates primarily to variable-rate restricted cash, bank balances and borrowings. It is our policy to keep our restricted cash, bank balances and borrowings at floating rates of interest so as to minimize the interest rate risk. Our fair value interest rate risk relates mainly to fixed-rate borrowings. Our management reasonably believes that that a change in interest rate to the relevant financial instruments will not result in material changes to our financial position or results of operations.

Credit risk

        Our maximum exposure to credit risk arises from the carrying amounts of the respective recognized financial assets as stated in our consolidated statements of financial position.

        In order to minimize the credit risk, we have delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, we review the recoverable amount of each individual debtor at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. We will negotiate with the counterparties of the debts for settlement plans or changes in credit terms, should the need arise. In this regard, we consider that our credit risk is significantly reduced.

        Our credit risk primarily relates to our trade and other receivables, restricted cash, bank balances and amounts due from related parties. We generally grant credit only to clients and related parties with good credit ratings and also closely monitors overdue debts. In this regard, we consider that the credit risk arising from our balances with counterparties is significantly reduced.

Liquidity risk

        We have built an appropriate liquidity risk management framework for the management of short-term and long-term funding and liquidity. We manage liquidity risk by closely and continuously monitoring its financial positions. We aim to maintain sufficient cash flows with internally generated funds and banking facilities. We also review forecasted cash flows on an on-going basis to ensure that we will be able to meet our financial obligations as they fall due and have sufficient capital for operations and expansion. Maturity of financial obligations will be re-negotiated with creditors and changes to the capital expansion plan will be made should the need arise.

Recent Accounting Pronouncements

        We have not early applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities(1)
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions(2)
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures(3)
IFRS 9	Financial Instruments(3)
IFRS 14	Regulatory Deferral Accounts(5)
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities(1)
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets(1)
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting(1)
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle(4)
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle(2)
IFRIC 21	Levies(1)

(1)
Effective for annual periods beginning on or after January 1, 2014

(2)
Effective for annual periods beginning on or after July 1, 2014

(3)
Available for application—the mandatory affective date will be determined when the outstanding phases of IFRS 9 are finalized

(4)
Effective for annual periods beginning on or after July 1, 2014, with limited exceptions

(5)
Effective for first annual IFRS financial statements beginning on or after January 1, 2016

        See note 2 to our audited consolidated financial statements for additional information regarding the above recent accounting pronouncements.

INDUSTRY

The Renewable Power Industry

        Renewable energy comes from sources that do not deplete over time. They include hydropower, wind, solar (thermal and PV), geothermal, biofuels and biomass. According to the International Energy Agency ("IEA") total renewable power capacity worldwide was 1,579 GW in 2012, an increase of 7.8% from 2011. Additional capacity from renewable energy technologies accounted for over half of the new capacity installed globally in 2012. During the period from 2006 to 2012, total global installed capacity of renewable energy grew at a CAGR of 5.5%, with PV growing at the most rapid rate of 60.0%.

        By 2016, the IEA expects global renewable electricity generation to exceed that from natural gas, becoming the second largest source of electricity after coal. By 2018, the IEA expects renewable generation to represent 25% of global gross power generation, up from 20% in 2011 and 19% in 2006. In particular, fast-growing wind and solar photovoltaics (PV) generation is expected to lift the share of non-hydro renewable power to 8% of gross generation in 2018, up from 4% in 2011 and 2% in 2006. The principal factors driving the growth in renewable power generation include:

  •
  growing energy demand from developed countries and decreasing natural resources;

  •
  increasing worldwide environmental awareness and concern for environmental sustainability; and

  •
  increasing economic efficiency of renewable energy technologies.

Governments of major countries like China, the United States, Germany, Spain, Japan, Canada and larger South American countries have been supporting environmentally friendly sources of power generation through a number of policy initiatives, including FIT, quota systems, net metering and tax incentives. These policies were implemented in order to increase energy independent, improve energy-mix and reduce carbon emissions.

Global Renewable Electricity Production by Region

Source: IEA, Medium-Term Market Report 2013

PV Industry

Overview

        Solar PV cells and modules directly convert the sun's energy into electricity. Solar PV technology is considered proven and reliable and is widely adopted globally with cumulative installations reaching 100 GW in 2012 from 2.8 GW in 2003. According to EPIA and Solarbuzz, the world PV market in terms of new annual installations grew at a CAGR of 65% from 2007 to 2012. The market size in 2012 reached 29 GW, a 6% increase over 2011.

        The following chart shows PV cumulative installed capacity globally for the periods indicated.

PV Cumulative Installed Capacity Globally

Source: Renewables 2013 Global Status Report

        PV systems enjoy substantial advantages over other forms of conventional and renewable electricity generation. Unlike wind power, peak energy production generally corresponds to peak energy demands. PV systems do not emit air, water, noise, vibration or waste pollution, or have any impact on the habitat beyond the site itself. They are not susceptible to fuel price volatility and require substantially less maintenance than any other form of electricity generation. In addition, there is limited energy loss in transmission and distribution due to solar power systems' general proximity to end consumers.

        The PV industry has been driven by a number of government programs encouraging the adoption of solar power and other renewable energy sources. Increasing economies of scale, lower raw material costs and increased production efficiency have resulted in decreasing average selling prices for PV modules, inverters and mounting systems. The economics of solar as a mainstream power generation source are expected to improve, reducing its dependence on subsidies.

        PV systems are generally classified as either on-grid systems or off-grid systems. On-grid systems are connected to the electricity transmission and distribution grid. Such systems are commonly mounted on the rooftops of buildings, integrated into building facades or installed on the ground using support structures, and range in size from two to three kW to multiple MW. Off-grid systems are typically much smaller and are frequently used in remote areas where access to utility networks is not economical or physically feasible. According to Solarbuzz, on-grid systems accounted for 29 GW of total solar power system installations, compared to 380 MW for off-grid systems, in 2012.

        The value chain of the downstream PV market typically includes:

  •
  Project Development.  Developers will assess market opportunities, identify potential sites, acquire land, secure land use rights, and secure permits.

  •
  Engineering, procurement and construction.  Developers will procure modules, balance-of-system components and other equipment, design and engineer the plant based on the site's specific location, solar radiation level, topography, local regulations, grid connectivity requirements and other factors. Developers will then construct the solar park and transfer the completed solar park to the operator.

  •
  Project financing.  Developers will usually seek tailor-made project financing due to the high capital requirements for solar power generation.

  •
  Operation and maintenance.  Operators will monitor the solar park, clean solar glass, manage breakdowns, make repairs and manage the warranty.

        A critical component of project development is the identification of large areas of land that are exposed to long periods of sunshine and could be potential solar power sites. One important resource used by developers is NASA, which uses advanced satellite technology to measure key surface solar data points (solar radiation, radiation power, clouds and wind data etc.). Comprehensive datasheets are publicly available on the NASA website and are a useful tool to assist in the initial identification of geographical locations for future solar power sites.

World PV Market Demand

        Under Solarbuzz's "Most Likely" scenario, the world PV market in terms of annual installations is expected to grow from 29 GW in 2012 to 66 GW in 2017, representing a five-year CAGR of 18%. The "Most Likely" scenario assumes moderate PV module growth, moderate decline in PV module pricing, country-specific incentive and pricing environments, supply and demand balance, and other macroeconomic projections. The European market share will decrease from 57% of the world PV market demand in 2012 to between 12% and 38% in 2017, and the APAC market is forecast to increase its share from 31% to between 37% and 56% in 2017. [Consider mentioning the other scenarios.]

        The following table sets forth the key country demand forecast outcomes under the "Most Likely" scenario of Solarbuzz.

Key Regional Demand Outcomes—Most Likely Scenario

	Historical	Forecast (GW)
	2012	2013	2017	CAGR (%)
Region
North America	3.48	3.52	5.20	8.4
Europe	16.46	7.04	7.89	(13.7)
Major Asia Pacific	8.01	8.98	17.34	16.7
Other APAC & Central Asia	0.72	0.95	3.21	34.8
Middle East & Africa	0.14	0.99	3.74	92.9
Latin America & Caribbean	0.19	0.43	1.83	57.3

Total	29.00	21.91	39.21	17.9

Note: Major Asia Pacific includes China, Japan, India and Australia

Source: Solarbuzz Quarterly (Solarbuzz, 2013)

Grid Parity

        As solar parks become more affordable relative to other sources of energy production due to technological improvements and increasing efficiencies, price reductions in PV modules and balance-of-system components and decreasing natural resource supplies, PV energy becomes increasingly competitive compared to traditional fossil fuels and other forms of electricity production. When the total cost of generating PV energy over the lifetime of a solar park, or the levelized cost of a solar park, is less than or equal to the price of purchasing the same amount of power from the power grid, a level known as grid parity, PV energy will become a contender for widespread development without subsidies or government support. It is widely believed that a wholesale shift to PV power will occur when it reaches grid parity. Grid parity for decentralized solar energy has been reached in a number of regions, including Spain, Italy, southern Germany, southern California, Australia, Denmark and Chile.

        The following table indicates the levelized cost and cost of electricity of PV energy in each of the countries indicated for the types of solar parks indicated as of July 2013.

	Levelized Cost	Cost of electricity	Type
	(US$/kWh)
Chile	0.15	0.25	Residential
Argentina (unsubsidized)	0.15	0.14	Residential
Argentina (subsidized)	0.15	0.09	Residential
Japan	0.18	0.29	Residential
South Africa	0.15	0.21	Residential
Greece	0.15	0.29	Residential
Greece	0.15	0.19	Industrial

Source: DB Solar Industry—Q2 Preview: Improving Fundamentals Outlook, 2013

PV incentive programs

        Incentive programs for PV generation vary depending on jurisdiction. They can include FIT programs (including quota systems and tendering systems), net metering programs and financial incentives, such as tax incentives, grants, loans, rebates, and production incentives.

  FIT Program

        Under a basic FIT program, producers of renewable energy are paid a set rate for their electricity, usually based on the technology used and size of the installation. For PV, the rate has historically been set above market rates and is fixed for a certain period.

        In most countries with FIT, grid operators are obliged to provide priority and guaranteed access to the power grid for renewable energy installations. The additional costs of these schemes are generally passed through to the electricity consumers by way of a premium on the kWh end-user price.

  Quota Systems

        Under a quota system, governments mandate a minimum share of capacity or (grid-connected) generation of electricity to come from renewable energy sources. This share often increases over time, with a specific final target and end date. The mandate can be placed on producers, distributors, or consumers. There are two main types of quota systems used: obligation/certificate and tendering systems. The Renewable Portfolio Standard, or RPS, used in the United States falls into the former category.

        Under an RPS, regulated utilities are required to provide a specified percentage of their total electricity sales to end-user customers using eligible renewable resources by a specified date. Some programs further require that a specified portion of the total percentage of renewable energy must come from solar generating facilities.

        Tendering systems focus on specific targets for new capacity. For example, a government may solicit bids to build a certain amount of new renewable energy capacity under a competitive tender. Project proponents bid until all the capacity has been allocated. The tender solicitation approach allows governments or utilities to prescribe project construction time frames to achieve specific generation targets for the electricity system.

  Net metering

        Net energy metering programs provide electric consumers with incentives to generate their own renewable energy. Electric energy generated by electric consumers from an eligible on-site generating facility and delivered to the local distribution facilities may be used to offset electric energy provided by the electric utility to the electric consumer during the applicable billing period. Some utilities pay the end-user in advance, while others credit the end-user's bill.

  Tax incentives

        Tax incentive programs can take the form of investment and production tax credits, accelerated depreciation and sales and property tax exemptions.

PV Market in Japan

Market Snapshot

        According to Solarbuzz, the Japanese market grew to 477 MW in 2009, 967 MW in 2010, 1.2 GW in 2011, and further to 1.8 GW in 2012. Japan continued to have the highest installed system prices among the major PV countries while also displaying a lower level decline. The downward pricing path accelerated early in 2012 as more Chinese and South Korean modules gained a foothold in the Japanese market and were available at prices about 10 to 20% less than domestic modules.

Domestic Policies

        In November 2009, the federal government introduced a net FIT policy requiring electric power utilities to buy excess electricity generated by PV systems at a premium rate. However, the net FIT policy did not accept non-residential systems larger than 500 kW and systems for power generating businesses. In July 2012, the federal government's full FIT program launched, focusing on the development of large-scale renewable technologies including utility-scale solar parks. For solar power facilities supplying renewable electricity with output capacity exceeding 10 kW with electric supply agreements entered into between July 1, 2012 and March 31, 2013, the Ministry of Economy, Trade and Industry, or the METI, set the procurement price at 42 yen per kWh over the next 20 years. For supply agreements of such facilities entered into after April 1, 2013, the METI set a price of 37.8 yen per kWh over the next 20 years.

PV Market in Chile

Market Snapshot

        Chile is the world's largest copper exporter, and the energy-intensive nature of that industry creates substantial challenges in meeting power demand. In 2010, the copper operations consumed 19 TWh, which represents 32% of the total generated in the country that year. In 2010, Chile generated a total of 57 TWh of electricity, 6% of which was produced from renewable sources. The country's current capacity cannot keep pace with rising energy demand. As a result, Chile relies heavily on imported electricity generated from fossil sources.

        The PV market in Chile reached 350 MW in July 2013, according to its Center for Renewable Energies. The pipeline of approved solar parks has grown to 3.1 GW, with an additional 1 GW awaiting approval. According to Solarbuzz, the market continues to be constrained by a lack of viable PPAs.

Domestic Policies

        One policy response to this power generation shortfall has been the encouragement of clean electricity generation. While Chile offers a limited set of policy incentives aimed at promoting renewable energy deployment, it was one of the first nations in Latin America to set long-range targets for adding clean generating capacity. This includes a 20% by 2024 clean energy mandate. Currently 5% of all power consumed in the two main electric systems must come from renewables. That rises 0.5%

per year until the full target of 20% is hit in 2024. The new regulation includes for those PPA signed between August 31, 2007 and July 1, 2013 a 5% quota applicable today, rising by 0.5% per year each year, reaching 10% in 2024. Regarding those PPA signed subsequent to July 1, 2013, the annual increase will be 1% between 2014 and 2020, a 1.5% between 2021 to 2024 and a 2% in 2025, to reach the goal of 20%. The Ministry of Energy will hold public tenders to cover the deficits of NCRE accreditations from their electrical systems. The alternative to sell NCRE credits between SING and SIC, and viceversa, is considered favourable as well for PV financial evaluations.

PV Market in China

Market Snapshot

        By the end of 2013, the National Energy Administration estimates that China's on-grid solar power capacity will amount to 10 gigawatts (GW) by the end of 2013, a 200-percent jump from that seen a year ago. China aims to increase its installed generating capacity of solar power to 35 GW by 2015 by adding at least 10 GW each year from 2013 to 2015. While the China market is currently dominated by large-scale ground-mounted systems, national policies aim to encourage distributed, building-mounted projects as well.

Domestic Policies

        Over the course of 2013, National Development and Reform Commission (NDRC) of China clarified its FIT policy for PV generation. The benchmark PV FIT for PV power station will be set at CNY 0.9/kWh, 0.95/kWh and 1/kWh based on local solar energy resources and generating plant construction costs. The effective period of the FITs is 20 years.

        The new levels of FITs are as follows:

  •
  Tier one regions (high degree of sunshine) include: Ningxia, Qinghai (Haixi), Gansu (Jiayuguan, Wuwei, Zhangye, Jiuquan, Dunhuang, Jinchang), Xinjiang (Hami, Tacheng, Kelamayi), Inner Mongolia (excluding Chifeng, Tongliao, Xin'anmeng, Hulunbeier)—FIT will be set at CNY 0.9/kWh

  •
  Tier two regions (medium degree of sunshine) include: Beijing, Tianjin, Heilongjiang, Jilin, Liaoning, Sichuan, Yunnan, Inner Mongolia (Chifeng, Tongliao, Xin'anmeng, Hulunbeier), Hebei (Chengde, Zhangjiakou, Tangshan, Qinhuangdao), Shanxi (Datong, Shuozhou, Xinzhou), Shaanxi (Yulin, Yan'an), Qinghai, Gansu (exclusing tier one region), Xinjiang (excluding tier one regions)—FIT will be set at CNY 0.95/kWh

  •
  Tier three regions (week degree of sunshine) include other regions not included in tier one and tier two regions—FIT will be set at CNY 1/kWh

  •
  The difference between the benchmark PV rate and the local rate paid for electricity generated from desulfurized coal plants will be funded by the Renewable Energy Development Fund

Incentives for Distributed PV Power Generation will be divided into two types: self-use and sales-to-grid. The FIT for Distributed PV Power Generation for self-use and sales-to-grid is set at CNY 0.42/kWh

        The national grid companies will be required to prioritize purchases of PV power and purchase all available electricity generation. Critically, transmission lines and power plants must be put into operation at the same time avoiding previous problems with delayed grid connections.

PV Market in Canada

Market Snapshot

        According to Solarbuzz, the PV market in Canada reached 268 MW in 2012 and is forecasted to reach 640 MW by 2017, representing a five-year CAGR of 19%. According to Toronto research firm ClearSky Advisors, Canada's solar market is expected to grow to 3.48 GW by the end of 2018.

Domestic Policies

        Ontario is at present the largest domestic market for Canadian solar power providers, due to the province's FIT. Ontario intends to procure additional renewable power generation of approximately 200 MW a year over the next few years. As the only Canadian province to have utility-scale on-grid solar farms, Ontario also has signalled its intention to establish a competitive bidding system for utility-scale PV energy generation, which is expected to continue to foster a competitive marketplace. As of September 30, 2013, the Ontario Power Authority was managing 2,050 MW of combined capacity from solar parks, 925 MW in commercial operation and 1,125 MW under development.

        The following table illustrates the current and proposed Ontario FIT rates for the system types and system sizes indicated as of January 1, 2014

	Solar Park Size Tranche	Price (¢/kWh)
Solar (PV) (Rooftop)	≤10kW	39.6
	>10kW≤100kW	34.5
	>100kW≤500kW	32.9
Solar (PV) (Non-Rooftop)	≤10kW	29.1
	>10kW≤500kW	28.8
Aboriginal Price Adder		1.5 (max)
Community Price Adder		1.0 (max)
Municipal Price Adder		1.0 (max)

Source: Ontario Power Authority

PV Market in Greece

Market Snapshot

        According to Solarbuzz, the PV market in Greece grew from 265 MW in 2011 to 960 MW in 2012 despite the financial crisis. 11% of the market is comprised of ground-mounted installations, down from 77% in 2011, and commerical and industrial systems took a 58% share, up from 1% a year earlier. As a result of the financial crisis, financing for solar parks has constrained the market. Nevertheless, Greece continued to grow as a result of administrative simplifications adopted at the end of 2010, which included:

  •
  Large PV systems, frozen since 2008, can be filed again

  •
  Removal of the requirement for a production license for systems below 1 MW

  •
  Simpler environmental permitting both for residential and ground-mounted systems

  •
  Expanded authorization of systems

        In addition, Greece is encouraging the development of solar thermal energy and a number of small-and mid-size companies have invested in this sector. As a result, Greece's installed PV capacity has reached 960 MW and is expected to reach 2.2 GW by 2020.

Domestic Policies

        The future for PV in Greece looks promising. Solar parks are being pursued to take advantage of Greece's abundant sunshine and to spur its economy. The FIT was adjusted at the beginning of 2012 but it is still generous, largely compensating for the very high cost of financing solar parks. Greece has set an objective of 2.2 GW of PV cumulative installed capacity by 2020. At the current pace of PV development, this could be reached between 2014 and 2016.

BUSINESS

Overview

        We are a global developer, owner and operator of solar parks. We have initiated and successfully developed solar parks in major solar power producing regions, including Japan, Latin America, Canada, the Czech Republic, Greece, Bulgaria, Spain, Germany, South Africa and the United States. As of the date of this prospectus, we have completed 183 solar parks globally with an aggregate capacity of 174.3 MW: under our Pipeline + EPC revenue model, we sold permits and provided engineering, procurement and construction services for 99.8 MW of solar parks; under our BT model, we built and sold commercially operating solar parks totaling 27.1 MW; the remaining 47.4 MW is owned and operated by Sky Solar or our affiliates, as IPPs.

        We have significant experience in sourcing and developing solar parks. Since we are not a module or component manufacturer, we retain the flexibility to purchase from a wide range of suppliers. Historically, we derived our revenue primarily from Pipeline + EPC and BT solar parks and selling solar modules. Our clients for our Pipeline + EPC solar parks typically pay us upon purchase of permits and provide us with milestone payments for our EPC services.

        Construction costs are funded by our working capital. We generally negotiate favorable payment terms with our equipment suppliers or EPC contractors that defer payment until several months after construction and grid connection. Following grid connection, we typically raise long-term debt financing to optimize the project's capital structure, pay our contractors and replenish our working capital. We have also borrowed money under long-term loans from financial institutions such as PPF banka a.s.

        We began our IPP business in Europe in 2012. In 2013, we began to strategically reduce our Pipeline + EPC and BT businesses in favor of our IPP business in order to internalize more value from project development and drive recurring revenue and cash flow. We began to generate a majority of our revenue from IPP solar parks in the fourth quarter of 2013. We intend to expand our IPP business going forward. We may also optimize our portfolio from time to time by trading certain assets.

        As of the date of this prospectus, the total capacity of our IPP solar parks, based on our percentage of equity holding in the project companies, amounted to 21.8 MW in Greece, 15.4 MW in Japan, 5.6 MW in the Czech Republic, 3.7 MW in Bulgaria and 0.9 MW in Spain. Most of our PPAs fix the FIT for our IPP solar parks for 20 years. In addition to our existing operational project portfolio, we have 4.0 MW of solar parks under construction, 271.3 MW of permitted solar parks that are ready for construction upon receipt of financing, as well as 953.3 MW of solar parks in pipeline, including 475.7 MW of solar parks we expect to become permitted within 12 months.

        We believe that our proven track record, on-the-ground capabilities and global platform provide us with substantial advantages over both local and international PV project developers. We intend to continue expanding our operations in key markets, such as Japan, Latin America, Canada, China, South Africa and Southeast Asia.

        Our revenue was US$83.1 million, US$203.8 million and US$36.5 million in 2011, 2012 and 2013, respectively. Our gross profit was US$24.0 million, US$61.3 million and US$7.2 million in 2011, 2012 and 2013, respectively. The decrease in revenue in 2013 was primarily due to our transition from a primarily Pipeline + EPC revenue model to an IPP revenue model which generates long-term recurring revenue. From 2012 to 2013, our revenue from IPP solar parks grew from US$4.5 million to US$8.0 million, representing 2.2% and 22.0% of our revenue, respectively. The total capacity of our IPP solar parks increased from 23.9 MW to 47.4 MW, and the total carrying value of our IPP solar parks increased from US$43.4 million to US$119.5 million from December 31, 2012 to December 31, 2013, respectively.

Our Strengths

        We believe the following competitive strengths have contributed and will continue to contribute to our success:

Our proven track record, on-the-ground capabilities and global platform give us key competitive advantages in developing and operating solar parks globally.

        We have successfully developed and operated solar parks on a global basis. As of the date of this prospectus, we have completed 183 solar parks globally with an aggregate capacity of 174.3 MW, and own and operate 21.8 MW in Greece, 15.4 MW in Japan, 12.3 MW of solar parks in Bulgaria, 5.6 MW in the Czech Republic and 0.9 MW of solar parks in Spain.

        We have a proven track record of identifying and entering PV markets, particularly in emerging countries. Through our localized teams, we were an early developer of solar parks in Japan, Latin America, Canada, the Czech Republic, Greece, Bulgaria, Spain, Germany, South Africa and the United States. We typically enter countries and establish significant institutional relationships with local industry players and regulators, as a primary developer, before local secondary permit markets formed. For example, we entered the Japanese market in 2009, when there were no formal incentive programs at the time. Nonetheless, we successfully completed rooftop projects that received a one-time subsidy from the Japanese government.

        Our early entry is enabled by our on-the-ground capabilities and global platform. We employ managing directors, with an average of seven years of relevant industry experience who oversee Europe, Latin America, Spain, Japan and North America, who lead localized business development teams in Japan, Latin America, Canada, the Czech Republic, Greece, Bulgaria, Spain, Germany, South Africa and the United States. We leverage our significant local regulatory, industry and legal relationships to select the most attractive PV assets. We cost-effectively guide solar parks through the permitting process with a high success rate. Our local engineering and project management teams have deep and extensive experience in PV engineering, as well as civil and electrical engineering. They effectively design solar parks tailored to local regulations, infrastructure and the environment.

        Our global platform coordinates our strong project development resources among multiple jurisdictions. We leverage our teams in existing markets to access new markets with minimal additional overhead. For example, our team in Spain was able to lead our early efforts in Latin America. We have specialized engineering, design and procurement teams that leverage our established global relationships with major module and balance-of-system components manufacturers. We are supplier-and technology-neutral which allows us to build relationships with a wide range of suppliers, including Risen, Shanghai Chaori, Shanghai Evergrowing and Tianwei. We independently monitor and engage third parties to monitor the manufacturing of our components to ensure the high-quality of equipment. Our centralized O&M platforms in Europe and Asia allow us to cost-effectively increase the utilization rate, rate of power generation and system life of our solar parks. With our global reach and local expertise, we are well positioned to take advantage of opportunities globally from initiation and permit development to selling electricity to the power grid.

Our extensive portfolio of permitted and pipeline solar parks provides us with clear and actionable opportunities to grow power generation and earnings.

        We currently have 271.3 MW of solar parks that are permitted, that is, ready to begin construction once we have secured funding. In addition, we have 953.3 MW of solar parks in pipeline development including 475.7 MW of advanced pipeline projects for which we have secured site control and certain milestone permit or agreement and expect to obtain all necessary permits within 12 months. We select the solar parks with the highest expected return on investment for development, based on our technological feasibility studies and permitting efforts. Our current project pipeline and experience with both BT and IPP solar parks provides us with the flexibility to choose the most effective revenue model based on industry and financing conditions.

        Of the 271.3 MW of our permitted projects as of the date of this prospectus, 122.8 MW were in Japan, 101.2 MW in Chile, 42.3 MW in Uruguay and 5.0 MW in Canada. We believe that most of these solar parks will be connected to the grid by the end of 2014. Japan has high electricity demands and low domestic natural resources reserves. As a result, we were able to secure solar parks with FIT of US$0.42 with PPAs of 20 years. Chile is the world's largest copper exporter and the energy-intensive nature of the copper mining industry creates substantial challenges in meeting power demand. As a result, PV energy in Chile is at grid parity. Our solar parks in Canada will also have high tariffs, US$0.635-0.713 per watt, with PPAs of 20 years.

        Of the 475.7 MW of advanced pipeline projects as of the date of this prospectus, 176.0 MW were in Japan and 132.0 MW in Chile. Securing site control and certain milestone permits or agreements in these jurisdictions has taken one to two years of negotiation with multiple land owners and local government authorities. In order to obtain all necessary permits and agreements for project financing, we must complete additional administrative and regularoty steps. We have commenced preliminary discussions with potential equipment suppliers and construction contractors. Upon receipt of all necessary permits and funding, we can commence construction of these solar parks, which will further enhance our IPP project portfolio.

        We believe our diversified project portfolio and established global track record will allow us to bid competitively in new and existing PV markets. Our participation in a diverse number of PV markets also broadens our expertise and reduces our reliance on any particular market's subsidy regime or economic or technical conditions.

Our comprehensive project development capabilities allow us to consistently deliver solar parks at competitive costs.

        We have developed 183 solar parks in seven countries. Our experience and expertise includes all stages of project development, primary and secondary development, multiple revenue streams and project development on five continents. We have developed small projects, including 70 kW of roof-top projects in Canada, and large solar parks, including a 10 MW solar park in Greece. Our diverse portfolio allows us to operate in a wide range of circumstances. Our ability to develop a solar park from initiation to completion allows us to more fully evaluate project-specific risks.

        We have experience with both primary and secondary development. As a primary developer, we obtain site control rights for a solar park, obtain permits required for the construction of the project and negotiate grid connection agreements and PPAs. As a secondary developer, we buy solar parks in various stages of permit development and continue developing those solar parks. We have engaged in primary development in Japan, Chile and other South American countries, Canada, the United States, the Czech Republic and other European countries, South Africa, and Southeast Asian countries and other emerging markets. Through primary development, we establish our understanding of a solar park from an early stage, thereby reducing the risks associated with project development. Since we leverage our established government relationships and familiarity with local markets to source our own permits, we also enjoy significant cost advantages over secondary developers. We also use primary development to establish an early mover advantage in new markets, such as we did Japan. As we developed our expertise and relationships in these markets, we also increased our primary development capabilities.

        We believe we enjoy low project development costs as a result of our project development expertise and centralized project development processes. After developing 174.3 MW of solar parks in multiple jurisdictions, we have increased our economies of scale and believe we enjoy significantly reduced costs for all stages of project development. We have both in-house and outsourced quality control teams to ensure that our equipment and components have minimal defects for the life of the solar park. We have a track record of connecting solar parks to the power grid with minimal delays and cost overruns. For example, during the second half of 2012 and first half of 2013, our Greece project management team successfully connected 76.4 MW of solar parks on schedule for more than 100 different sites. Our ability to promptly connect these projects on-schedule allowed us to enjoy high FIT rates before they were adjusted downwards. We also believe we enjoy low components costs and favorable delivery and payment terms as a result of our established relationships with a number of suppliers and contractors.

We are supplier- and technology-neutral and we have the flexibility to choose from a broad range of manufacturers and suppliers.

        Since we are not a module manufacturer, we develop solar parks by leveraging PV and balance-of-system components manufacturers that offer the best quality, pricing and payment terms, free from the biases that many project developers face as a result of being owned by or connected to upstream manufacturers. To take advantage of the increasing competition and current oversupply in upstream markets, we work with a number of PV module manufacturers, such as Sharp Corporation, and Canadian Solar Inc., and balance-of-system components manufacturers, such as Siemens AG and SMA Solar Technology AG. We also work with a variety of EPC partners worldwide including Panasonic Eco Solutions and Sumitomo Corporation.

        We believe that our ability to focus our attention on project development, without limiting our use of PV products to any one supplier or technology, allows us to leverage the highest quality, lowest cost and most technologically advanced and innovative products. As PV and balance-of-system components constitute the significant majority of the total costs of PV systems, we believe our ability to independently choose the most cost-effective components and the most advanced technology offers us a significant competitive cost advantage against other PV developers. We also maintain sourcing relationships with local manufacturers in markets where there are local component requirements preferences, such as Japan or Canada.

We have access to a variety of financing sources and a demonstrated ability to design cost-effective project funding solutions.

        We have extensive experience and expertise in financing large-scale solar parks, minimizing investment risks, optimizing capital structure and maximizing returns for each solar park. Our in-house investment and financing team has worked with a variety of lenders and investors, including banks, insurance companies, private equity funds, utility companies or conglomerates in various markets. We utilize a broad range of financing structures, tailored to the risks and opportunities of solar parks in each market, including project financing, equity financing through affiliates and pre-financing agreements with off-takers. We typically arrange for project financing from our international financing sources in countries where local financing is less readily available on desirable terms, such as Bulgaria and Greece, and arrange for local financing in countries with relatively low financing costs, such as Canada, the Czech Republic and Chile.

        We have secured project financing from a number of major international institutions. In October 2012, we entered into a financial cooperation agreement with China Development Bank, pursuant to which the bank has stipulated its intention to provide us with financing for our business operations and project development activities in a total amount of up to RMB10.0 billion or equivalent available from 2012 to 2016. In November 2012, we entered into senior loan facility agreements for CZK363 million (US$19.1 million) with PPF banka a.s., a specialized corporate and investment bank in the Czech Republic.

We are led by a highly experienced management team supported by strong, localized execution capabilities across all key functions.

        Our management team has a broad range of expertise and in-depth understanding of the PV industry. Our senior management has extensive experience in both upstream and downstream PV markets. Our founder and executive chairman, Mr. Weili Su, who has over 13 years of business experience in the PV industry, has demonstrated his vision, leadership and capabilities as a pioneer in the downstream PV market by spearheading the PV project development business since 2005. From 2005 to 2009, Mr. Su oversaw the development and construction of solar parks in Europe with a total capacity of approximately 100.0 MW. He also supervised the largest solar park in Spain in terms of capacity in 2008 and the only privately-funded independent national testing center for PV products in the PRC as of today. From 2001 to 2004, Mr. Su served as vice president, director and secretary for Yingli Green Energy Holding Co., Ltd., an NYSE-listed company. Our chief executive officer, Ms. Amy (Yi) Zhang, has over 22 years of experience in corporate finance, financial accounting and risk management with leading industrial companies and an accounting firm, and served for over five years as the chief financial officer of a leading PV manufacturer based in China and listed on the NYSE.

        Our management team is supported by a team of employees with strong credentials, knowledge, experience and regulatory relationships in our target markets and general know-how in the PV industry. While our global team focuses on financing, procurement and risk management, our local teams focus on permit development, engineering, construction and O&M. We employ managing directors, with an average of seven years of relevant industry experience who oversee Europe, Latin America, Spain, Japan and North America, who lead localized business development teams in Japan, Latin America, Canada, the Czech Republic, Greece, Bulgaria, Spain, Germany, South Africa and the United States.

Our Strategies

        We aim to become the leading global renewable energy asset developer, owner and operator. To achieve this goal, we intend to pursue the following strategies:

Expand our global IPP portfolio in regions with attractive returns on investment and increase recurring revenue and cash flow.

        We plan to increase recurring revenue and the long-term stability of our earnings and cash flow, by focusing on developing and operating IPP assets in countries with high-quality solar resources, attractive on-grid tariffs, sound power grid connection and transmission infrastructure and substantial PV energy generation growth potential. We believe that we can leverage our extensive pipeline and project development and management experience to grow our IPP business.

        We intend to primarily focus on markets like Japan, which has high demand for power, low domestic natural resources reserves, and consequently high energy costs, a highly favorable FIT policy and attractive local financing sources, and Chile, where demand for electricity has grown 5 to 7% per annum in the last 15 years, in light of solar development costs approaching grid parity, low development costs, abundant land resources for development and a clean energy mandate requiring that 5% of all electricity be produced by a generator be produced by non-conventional renewable energies by 2014 and 20% by 2025. We will own and operate these assets as an IPP. We are planning to start construction once we secure financing of 122.8 MW of solar park in Japan, 101.2 MW in Chile, 42.3 MW in Uruguay and 5.0 MW in Canada. We believe that most of these solar parks will be connected to the grid by the end of 2014.

        Our founder and management team have extensive experience in the PV industry in China and we believe we are uniquely positioned to take advantage of opportunities in the market. We believe that China's demand for solar power will increase significantly in the future, as governmental and market conditions mature. We are prepared to enter the market rapidly when the appropriate regulatory and commercial environment has developed.

        We will increase the proportion of solar parks we pursue under a distributed generation model, where we install PV panels on sites that generate small amounts of electricity, such as rooftops, rather than on large solar farms. We will utilize the distributed generation model in markets with large residential areas, such as the United States and Australia.

Optimize our financing sources to support long term growth and profitability in a cost-efficient manner.

        We plan to leverage our operational expertise and existing relationships with key financial institutions, who value our international project development and operations capabilities, to secure cost-competitive funding. We aim to improve our liquidity, diversify our funding sources, secure attractive financing options and maintain an appropriate amount of leverage for stable, long-term growth. We will continue to:

  •
  secure bank loans and project financing on attractive terms from domestic and international financing sources;

  •
  negotiate favorable payment terms with PV module and balance-of-system component suppliers and EPC companies;

  •
  when desirable, cooperate with strategic partners who seek exposure to PV assets worldwide; and

  •
  target off-takers who can provide us with funding during project construction.

Improve our in-house capabilities for project development, operations and risk management.

        We strive to enhance our in-house project development capabilities and industry relationships to serve our rapidly growing global operations. We will continue to evaluate our internal management procedures to improve our resource and risk management systems. We will also aim to improve our site selection, primary permit development and financing capabilities.

        As we expand our operations in existing markets and enter into new markets, we will continue to leverage our existing talent pool, and actively identify, recruit and train additional personnel in local and global PV markets to increase our localized project development and operations capabilities. We will also focus on managing risks, including foreign exchange risk, legal risks and political risks, associated with operating in a growing number of geographic areas. We will continue to improve our technical, legal and financial due diligence capabilities and streamline our internal control system to reduce the risks and costs of our operations. We will continue to improve and standardize our O&M processes to enhance the utilization rate, rate of power generation and system life of solar parks.

        We will continue to maintain and enhance our strategic relationships. We will leverage our long-term preferred supplier relationships to maintain a stable supply of high-quality and cost-effective module and components solutions. We seek to lower the risks of entering new markets by working closely with industry players with strong networks and local knowledge who value our project development and operations expertise. We also intend to strengthen our relationships with regulatory bodies to improve our success rates for permit development.

Our IPP Solar Parks

        The process for developing a solar park varies according to local regulations in each jurisdiction, although there are certain key milestones common to many jurisdictions. Generally, a developer first secures site control, generally by acquisition of the land or a long-term lease arrangement, obtains key energy permits, such as operational licenses, and enters into key agreements, such as grid connection agreements, PPAs and other off-take agreements. Prior to construction, the developer secures the appropriate zoning and environmental permissions, applicable construction permits, and project financing. When construction is complete, the solar park may be connected and begin selling to the off-taker. We classify our IPP solar parks based on these key milestones.

  •
  Solar Parks in Operation.  These solar parks have completed construction and are selling electricity.

  •
  Solar Parks Under Construction.  These solar parks have secured site control, energy permits, all key agreements, zoning and environmental permissions, construction permits and project financing.

  •
  Permitted Solar Parks.  These solar parks have secured site control, energy permits, and all key agreements, but may still require certain zoning and environmental permissions or construction permits. These solar parks are ready to receive project financing.

  •
  Solar Parks in Pipeline.  These solar parks are being studied for feasibility or have achieved certain milestones, but are not ready to receive project financing.

Solar Parks in Operation

        The following table sets forth our IPP solar parks grouped by commercial operation dates that we owned and operated or in which we held a minority equity interest as of the date of this prospectus:

	Gross Capacity	Sky Solar Equity Holding	Attributable Capacity	Ground/ Rooftop	Commercial Operation Date	PPA Terms
	(MW)		(MW)
Solar parks in Group
Czech Republic	2.3	Sky Solar 100%	2.3	Ground	2009Q4	20 years FIT with 2% annual inflation rate
Czech Republic	1.0	Sky Solar 100%	1.0	Ground	2010Q2	20 years FIT with 2% annual inflation rate
Czech Republic	2.3	Sky Solar 100%	2.3	Ground	2010Q3	20 years FIT with 2% annual inflation rate
Japan	0.5	Sky Solar 100%	0.5	Ground	2013Q1	20 Years Fixed FIT
Japan	2.4	Sky Solar 100%	2.4	Ground	2013Q2	20 Years Fixed FIT
Japan	4.0	Sky Solar 100%	4.0	Ground	2013Q3	20 Years Fixed FIT
Japan	4.3	Sky Solar 100%	4.3	Ground	2013Q4	20 Years Fixed FIT
Japan	3.0	Sky Solar 100%	3.0	Ground	2014Q1	20 Years Fixed FIT
Japan	1.2	Sky Solar 100%	1.2	Ground	2014Q2	20 Years Fixed FIT
Spain	0.7	Sky Solar 100%	0.7	Rooftop	2010Q2	20 Years Fixed FIT
Spain	0.2	Sky Solar 100%	0.2	Rooftop	2010Q4	20 Years fixed FIT
Greece	2.0	Sky Solar 100%	2.0	Ground	2012Q4	20 years FIT with 0.5% annual inflation rate
Greece	15.9	Sky Solar 100%	15.9	Ground	2013Q1	20 years FIT with 0.5% annual inflation rate
Greece	3.4	Sky Solar 100%	3.4	Ground	2013Q2	20 years FIT with 0.5% annual inflation rate
Greece	0.5	Sky Solar 100%	0.5	Ground	2013Q3	20 years FIT with 0.5% annual inflation rate
Solar parks under JV
Bulgaria	10.8	Sky Solar 30% RisenSky 70%	3.2	Ground	2012Q3	20 years FIT with 0.67% annual inflation rate
Bulgaria	1.5	Sky Solar 30% RisenSky 70%	0.5	Ground	2012Q4	20 years FIT with 0.67% annual inflation rate

Total	56.0		47.4

Solar Parks Under Construction

        The following table sets forth our solar parks grouped by commercial operation dates under construction as of the date of this prospectus:

	Gross Capacity	Sky Solar Equity Holding	Attributable Capacity	Ground/ Rooftop	Commercial Operation Date	PPA Terms
	(MW)		(MW)
Solar parks in Group
Puerto Rico	0.1	Sky Solar 100%	0.1	Ground	2014Q1	20 Years Fixed FIT
Japan	3.8	Sky Solar 100%	3.8	Ground	2014Q2	20 Years Fixed FIT
Canada	0.1	Sky Solar 100%	0.1	Rooftop	2014Q1	20 Years Fixed FIT

Total	4.0		4.0

Permitted Solar Parks

        The following table sets forth our permitted solar parks grouped by commercial operation dates as of the date of this prospectus:

	Gross Capacity	Equity Holding	Attributable Capacity	Ground/ Rooftop	PPA Terms
	(MW)		(MW)
Solar parks assets in Group
Japan(1)	122.8	Sky Solar 100%	122.8	Ground	20 Years Fixed FIT
Chile(2)	101.2	Sky Solar 100%	101.2	Ground	N/A
Uruguay(3)	42.3	Sky Solar 85%	36.0	Ground	32 Years Fixed FIT
Canada(4)	5.0	Sky Solar 100%	5.0	Rooftop	20 Years Fixed FIT

Total	271.3		265.0

(1)
In Japan, after securing a site and applying for zoning and environmental permits, a solar park seeks a Facility Certification from the energy authority. It may then pursue a connection agreement with the local utility, which contains the material terms for the final PPA, which is formally entered into after construction has begun. Construction can begin after approval of zoning and environmental permits.

(2)
In Chile, there is no requirement for a license to produce electricity, and a PPA is not necessary if electricity is to be sold in the spot market. Once a project has site control for the plant and transmission lines, it may seek an interconnection agreement. Prior to commencing construction, it must have an approved environmental plan. Construction permits are obtained through the local municipality.

(3)
In Uruguay, once awarded a PPA through a bidding process with the energy authority, the project secures a project site. It then seeks environmental permits. After submitting plant plans to the appropriate ministry the project is granted a Generator Permit and may begin construction.

(4)
All of our solar parks in Canada are located in Ontario. In Ontario, a solar park may obtain a FIT contract from the energy authority once a site is chosen. Arrangements for a grid connection agreement proceed concurrently. The energy authority issues a notice to proceed with construction after satisfactory submission of a connection impact assessment, a domestic content plan, and a financing plan.

Solar Parks in Pipeline

        Solar parks in the pipeline are divided into three categories:

  •
  Advanced Pipeline Solar Parks.  These solar parks have secured both site control and one other milestone permit or agreement. In order for them to obtain the necessary permits and agreements for project financing, we must complete additional administrative and regulatory steps in adherence with applicable regulations. We generally expect such steps to be completed within 12 months.

  •
  Qualified Pipeline Solar Parks.  These solar parks have secured site control, but have not yet completed any of the administrative or regulatory steps required in the applicable jurisdiction to acquire any key permits or agreements. The time required to obtain these permits and agreements varies according to the local regulations in each jurisdiction and our adherence with applicable administrative and regulatory approval steps.

  •
  Development Pipeline Solar Parks.  These are solar parks that are under evaluation by our regional development teams and investment committee for development feasibility, but for which we have not otherwise taken any steps in the project development process.

        The following table sets forth our current solar parks according to the classifications described above. Due to our ongoing business, the numbers in this chart are subject to change as solar parks continue through the development process:

	Stage of Development
	Advanced Pipeline	Qualified Pipeline	Development Pipeline
	(MW)
Europe	8.0	1.0	—
North America	5.1	29.8	16.2
Latin America	286.6	286.7	3.1
Africa	—	68.4	—
Asia	176.0	37.5	34.9

Total	475.7	423.4	54.2

Our Pipeline + EPC and BT Solar Parks

        The following table outlines our completed Pipeline + EPC and BT solar parks during the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks	Capacity (MW)	Number of Solar Parks
Europe
Greece	—	—	10.5	8	66.0	102
Bulgaria	—	—	42.9	13	—	—
Czech Republic	—	—	—	—	—	—
Spain	—	—	—	—	—	—
Germany	—	—	—	—	—	—
North America
Canada	0.1	1	2.9	12	2.6	7
Asia
Japan	—	—	—	—	1.0	1

Total	0.1	1	56.3	33	69.6	110

Global Reach

        The following world map indicates our operational and developmental solar parks around the world:

Featured countries

  •
  Japan.  As of the date of this prospectus, we have completed and sold 1.0 MW of BT solar parks. In addition, we owned and operated 10 IPP solar parks totalling 15.4 MW. These solar parks are located in Tokyo, KyuShu, Hokkaido and Tohoku. In 2013, these IPP solar parks received approximately 1,200 to 1,300 radiation hours per year.

    We have 3.8 MW of solar parks under construction, 122.8 MW of permitted solar parks ready to be developed when we have sufficient financing and an additional 205.5 MW of development solar parks in pipeline.

    We consider Japan to be a core growth area going forward. We expect to continue to expand the capacity of our solar parks in Japan beyond our existing pipeline, as the Japanese government has established a highly favorable FIT regime and has set a generous target for the percentage of national power generated from renewable sources.

  •
  Chile.  As of the date of this prospectus, we had 101.2 MW of permitted solar parks ready to be developed when we have sufficient financing and an additional 415.8 MW of development solar parks in our pipeline. We expect the solar parks to receive approximately 2,200 to 2,650 radiation hours per year.

    It typically takes one to two years to develop a permitted solar park. We expect that 415.8 MW of development solar parks will become permitted by 2015.

    We consider Chile to be a core growth area due to the low supply and high demand for electricity from the heavy mining activities in Chile.

  •
  Canada.  As of the date of this prospectus, we had 0.1 MW of solar parks under construction, 5.0 MW of permitted solar parks ready to be developed when we have financing and an additional 13.0 MW of development solar parks in pipeline. We expect radiation of approximately 1,150 hours per year.

    It typically takes eighteen months to develop a permitted solar park. We expect that 2.1 MW of development solar parks will become permitted by 2014.

    We consider Canada to be a core growth area due to favorable FIT policies in Ontario, which aims to have newly installed capacity of 200.0 MW every year over the next four years.

  •
  Uruguay.  As of the date of this prospectus, we had 42.3 MW of permitted projects ready to be developed when we have financing.

    It typically takes one to two years to develop a permitted solar park.

    We consider Uruguay to be a medium-term growth area due to the low supply with insufficient capacity of conventional power generators and relatively high demand for electricity.

  •
  Greece.  As of the date of this prospectus, we had completed 76.5 MW of Pipeline + EPC solar parks in Greece.

    In addition, as of the date of this prospectus, we owned and operated 17 solar parks totalling 21.8 MW as an IPP. In 2013, these IPP solar parks received approximately 1,400 radiation hours per year.

    As the Greek government has substantially reduced the subsidies available for solar parks, we do not have any permitted solar parks ready to be developed in Greece, nor do we have any development solar parks in our pipeline. We will continue to operate our existing assets in Greece and currently have no plans to divest such assets. However, we do not expect that Greece will be a significant contributor to our capacity growth going forward.

  •
  Bulgaria.  As of the date of this prospectus, we had completed 42.9 MW of Pipeline + EPC solar parks in Bulgaria.

    In addition, we owned 4 solar parks totalling 3.7 MW through our minority equity positions in RisenSky Solar Energy S.a.r.l., which we operated and maintained. In 2013, these IPP solar parks received approximately 1,100 to 1,200 radiation hours per day.

    As the Bulgarian government has significantly reduced the subsidies available for solar parks, we do not foresee having a significant number of development solar parks in our pipeline. We will continue to operate our existing assets in Bulgaria and currently have no plans to divest such assets. However, we do not expect that Bulgaria will be a significant contributor to our capacity growth going forward.

  •
  Czech Republic.  As of the date of this prospectus, we had completed 20.3 MW of BT solar parks and we owned and operated 3 IPP solar parks totalling 5.6 MW. In 2013, these IPP solar parks received approximately 1,100 radiation hours per year.

    As the Czech government has significantly reduced the subsidies available for solar parks, we do not foresee having a significant number of development projects in our pipeline. We will continue to operate our existing assets in the Czech Republic and currently have no plans to divest such assets. However, we do not expect that the Czech Republic will be a significant contributor to our capacity growth going forward.

  •
  Spain.  In Spain, we owned and operated 12 solar parks totalling 0.9 MW as of the date of this prospectus. In 2013, these solar parks received approximately 1,400 radiation hours per year.

    As the Spanish government has substantially reduced the subsidies available for solar parks, we do not foresee obtaining a significant number of development solar parks in our pipeline. We will continue to operate our existing assets in Spain and currently have no plans to divest such assets. However, we do not expect that Spain will be a significant contributor to our capacity growth going forward.

Market Due Diligence

        Before we enter into a new market or make any major investments, our regional development teams prepare market analysis reports and financial models, including key financial assumptions, to guide us in sourcing, evaluating and executing solar parks.

        The report includes information on overall market conditions, renewable resources regulations, an analysis of our local strengths and weaknesses, average cost estimates, project development procedures, a detailed list and analysis of tasks and requisite authorizations, a list of key project milestones, the major risks of projects in the market and an action plan outlining requirements for pursuing projects in the market.

        We update the market analysis report quarterly, and as needed, based on changes in the market or more accurate information.

        We also generally engage reputable law firms and consulting firms to investigate the validity of regulatory permits, property laws, solar regulations, environmental laws, and tax and incentive policies, with particular focus on any PV or other renewable energy regulatory environment and policies.

Permit Development

        We generally act as a primary developer, especially in markets with abundant solar resources, attractive financing sources or long-term green energy subsidies, such as Japan. As a primary developer, we obtain site control rights for a solar park, obtain permits required for construction and negotiate grid connection agreements and PPAs.

        We may also act as a secondary developer. As a secondary developer, we buy projects in various stages of permit development and continue developing those solar parks. We pursue secondary permit development in markets with relatively liquid markets for permits.

        As of the date of this prospectus, among our completed solar parks and permitted solar parks, a majority of our solar parks in terms of capacity had been undertaken by us as a primary developer. We expect the proportion of solar parks which we pursue under primary development to increase going forward.

Primary Permit Development

        The following diagram illustrates our primary permit development.

  Site Selection

        We typically receive details of potential project sites from our business partners, previous solar park owners, national or local governments, public sources of local information, overseas engineering exhibitions or overseas business liaison organizations. We systematically source solar parks in each of the different markets in which we operate based on land cost, the irradiation, grid connection capacity, protected land status and other project information. If the project site is suitable for development, the regional development team submits a site assessment report on the land and other related information to the regional managing director, who submits a project budget to our corporate headquarters for approval.

  Feasibility Study

        After selecting a site, we strive to reduce risks by conducting a thorough feasibility study, identifying potential issues and targeting those projects we believe to have an appropriate balance of financial returns, costs and risks.

        Our in-house technical team, along with external experts who we may engage as needed, investigate items such as engineering specifications and irradiation analysis. We pay specific attention to potential delays and cost overruns, grid capacity and additional costs which may not be captured in the technical design.

        Our investment and financial teams perform financial forecasts based on information about the financial prospects of the solar park and the local energy market to make a profitability estimate and adjust our capital plan accordingly.

  Securing Permits

        After the project development budget is approved, the regional development team begins project development. Permit and licensing requirements vary, depending on the jurisdiction of the solar park, but the key permits, licenses and agreements typically required for solar parks include land acquisition or lease contracts, environmental impact assessments, building permits, planning consents, grid connection contracts, and PPAs. The government authorities and other stakeholders that are consulted vary from country to country but usually include the local or regional planning authority, electricity utilities, local communities, environmental agencies, as well as health and safety agencies.

        The regional development team provides an update on project development to the relevant regional and corporate departments on a regular basis, including, among other things, information on the status of the requisite permits and, for more significant solar parks, detailed action and status updates.

Secondary Permit Development

        The following diagram illustrates our secondary permit development.

        For our secondary development solar parks, we acquire permitted or close to permitted solar parks from third parties. When we identify a suitable solar park for acquisition, we perform thorough due diligence based on documentation, financial projections and the legal status of each permit. Our regional and corporate EPC teams analyze engineering, design and technical risks. We also retain external EPC consultants for particular regions or solar parks as needed.

        Prior to signing a definitive acquisition agreement, the regional development team provides an application to our investment committee which includes the major terms of the solar park acquisition agreements, an economic analysis, an internal technical due diligence report and other project materials.

Engineering, Procurement and Construction

        EPC services include engineering design, construction contracting and management, procurement of PV modules, balance-of-system components and other components. We generally outsource construction to third parties and use our in-house capabilities for engineering and procurement.

Engineering

        Through engineering design, we aim to reduce the risks, reduce the costs and improve the performance of our solar parks. The engineering design process includes the site layout and the electrical design as well as assessing a variety of factors to choose an appropriate technology and the modules and inverters in particular.

Procurement and Construction

        We procure PV modules and other key equipment for the construction of our solar parks from third-party suppliers and contract work to third-party contractors in areas such as logistics, installation, construction and supervision. We believe this allows us to focus our resources on higher value-added tasks. We maintain an updated list of qualified and reliable suppliers and third-party contractors with a proven track record with which we have established relationships.

        We choose our suppliers and third-party contractors through a bidding process or through our affiliates or other cooperative arrangements with various manufacturers and contractors. The relevant departments of our headquarters organize and collect bids, communicate with bidders and coordinate with our regional development teams to meet local technical and legal requirements.

  PV Module Procurement

        PV modules are the primary equipment of our solar parks and the costs of PV modules generally constitute a substantial portion of the average total system costs. We procure our PV modules from a broad range of suppliers including Sharp Corporation and Canadian Solar Zone.

        Our purchasing decisions take into consideration technical specifications (including size, type and power output) bid price, warranty and insurance programs, spectral response, performance in low light, nominal power tolerance levels, degradation rate, technical support and the reputation of the supplier. We generally require warranties for defects in materials or workmanship for a typical duration of 5 to 10 years and a warranty for module capacity under normal testing conditions for a duration ranging from 10 to 25 years (97.5% of capacity for the first year with a 0.7% linear degradation in capacity every year thereafter).

        We are generally required to pay 100% of the purchase price within a period ranging from three months to six months after receipt, inspection and acceptance of the PV modules.

  Third-party Contractors

        We engage third-party contractors for construction. We employ a number of measures to manage and monitor the performance of such contractors in terms of both quality and delivery time and to ensure compliance with the applicable safety and other requirements. For example, we generally have on-site supervisors and hold regular on-site meetings with the third-party contractors to monitor their work to ensure that projects progress according to schedule and adhere to quality standards. We also conduct periodic inspections to examine project implementation and quality standards compared to our project planning and prepare periodic reports for review and approval by the relevant departments in our corporate headquarters. If we identify any quality or progress issues which are attributable to the work of the third-party contractors, we will have further follow-up discussions with the third party contractors and monitor their rectification work.

        We also require our third-party contractors for construction and installation to comply with applicable laws and regulations regarding work safety as well as our own production safety rules and policies. We examine and keep records of the production-related safety documentation and insurance policies of our third-party contractors. All production-related tools and equipment used by our third party contractors must be compliant with and certified by applicable regulatory standards. Our third-party contractors should also regularly provide their internal records relating to production safety (for example safety production training and safety inspections) to us, and we also conduct regular safety supervision and inspection on the third-party contractors.

        Under our third-party contracting agreements, we are generally entitled to compensation if the third-party contractors fail to meet the prescribed requirements and deadlines under their contracting agreements. We generally negotiate to pay our contractors approximately 10% of the contract price after the expiration of the quality warranty period, which generally lasts two years, or, if we pay all of the contract price upon completion of the solar park, require the contractor to provide a bond in respect of the warranty obligations.

  Commissioning and Warranties

        When the EPC contractor notifies the regional solar park team of on-grid operation, the regional solar park team thoroughly tests each aspect of the solar park, usually for a period of one month. Commissioning tests generally include a detailed visual inspection of all significant aspects of the plant, an open circuit voltage test and short circuit current test prior to grid connection, and a direct-current test after connecting to the power grid. These tests are conducted in order to ensure that the plant is structurally and electrically safe, and is sufficiently robust to operate as designed for the specified project lifetime. We have not experienced any material delays in construction or unsatisfactory workmanship with respect to our solar parks. Following the commissioning, the solar park is handed over to the new owner.

        In addition to the warranties provided by the manufacturers of modules and balance-of-system components, EPC contractors also typically provide a limited warranty against defects in workmanship, engineering design, and installation services under normal use and service conditions for a period of one to two years following the energizing of a section of a solar power plant or upon substantial completion of the entire solar power plant. In resolving claims under the workmanship, design and installation warranties, the new owner has the option of remedying the defect to the warranted level through repair, refurbishment, or replacement.

Operations and Maintenance

        We operate and maintain substantially all of the solar parks built by us, including solar parks held by other parties pursuant to separate contractual agreements. We utilize customized software to monitor the performance and security of our solar parks in a real-time basis. Our O&M platform in Bulgaria monitors solar parks in Europe, while our platform in Tokyo monitors solar parks in Japan.

        We regularly maintain our solar farms with an intention to maximize the utilization rate, rate of power generation and system life of our solar parks. We engage on-the-ground contractors who are on-call to promptly remedy any issues that may arise.

        Solar parks have no moving parts and consequently low operations and maintenance costs. The warranty period of inverters and transformers is 5 to 10 years, while the warranty period for PV modules is 25 years and the FIT regime is generally 20 years. The effective life of inverters and transformers is 10 years, while the effective life of PV modules is 25 years. The owners of the solar parks will bear the costs of replacing equipment after the expiration of the warranty periods.

PV Project Financing

        The financing of a solar park is typically arranged by the project sponsor who sets up a project company, a special purpose vehicle, to own a particular solar park or portfolio. Contracts and other agreements are typically entered into under the name of the project company, which in certain cases is an affiliate of which we hold the minority interest.

        Construction costs are funded by our working capital. Where possible, we seek to negotiate favorable credit terms with our equipment suppliers or EPC contractor, such that payment is not due until several months following the completion of construction and connection. Following connection in order to optimize the solar park's capital structure, pay our contractors and replenish our working capital, we typically pledge the solar park assets to raise debt financing. Such debt financing usually has a term of over 15 years.

        Debt financing for our solar parks is typically obtained from local banks in countries with well-developed appetites for renewable energy investments, such as the Czech Republic, the United States, Canada and Japan. For solar parks in countries with more constrained access to local debt financing, such as Eastern Europe, Latin America and other emerging markets, we seek to arrange the debt financing by leveraging our strong relationships with international financing sources such as seeking loans with reputable Chinese financial institutions like the China Development Bank.

        In October 2012, we entered into a "developmental financial cooperation agreement" with China Development Bank Shanghai Branch, pursuant to which the bank has stipulated its intention to provide us with financing of our business operations and project development activities in a total amount of up to RMB10.0 billion (US$1.6 billion) from 2012 through 2016. Draw-downs of the facility are dependent on the successful approval of specific project economics. As of the date of this prospectus, we do not have any loans under this facility.

        In November 2012, we entered into senior loan facility agreements for CZK363 million (US$19.1 million) with PPF banka a.s to refinance our solar parks in the Czech Republic.

Our Affiliates

        We have historically formed affiliates for PV project co-investment with partners who seek to build PV assets overseas. We adopted minority positions in each of the affiliates, with rights that give us significant influence over the entity. The majority owner of our affiliate maintains control and management over the affiliate. Participating in these entities allows us to provide our project development services to the affiliate, while increasing the confidence of our partners in our interest in the long-term potential of the IPP solar parks. As of the date of this prospectus, we have held equity interests or are currently holding equity interests in three affiliates, China New Era International Limited, ChaoriSky Solar Energy S.a.r.l. and RisenSky Solar Energy S.a.r.l. See "Related Party Transactions".

        Partners that are module manufacturers are able to contribute their modules to the affiliates and we are able to provide our Pipeline + EPC services. In addition, the majority owner of our affiliates generally provides EPC bridge financing or corporate guarantees for long-term loans. When the solar park is complete, the majority owner may purchase our minority equity position in the affiliate or continue with the existing equity arrangement. In addition, the affiliate may sell the solar park to an independent third-party or to the affiliate's other owner itself or hold it and sell electricity to the power grid, as an IPP. We have also developed permits and BT solar parks, which were sold directly to our affiliates.

        Historically, a significant portion of the revenue that we derived from our affiliates was through permits and EPC services to the affiliates. Going forward, we expect to derive revenue from providing O&M services under long-term contracts to the solar parks constructed by these entities. As we strengthen our own financing capabilities, we expect the revenue contribution of our affiliates to decrease significantly going forward.

        The following table sets forth the contribution of each of our affiliates for the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	(US$ in thousands)	(%)	(US$ in thousands)	(%)	(US$ in thousands)	(%)
China New Era International Limited	—		40,676	20.0	1,670	4.6
ChaoriSky Solar Energy S.a.r.l.	29,256	35.2	87,291	42.8	3,343	9.2
RisenSky Solar Energy S.a.r.l.	26,637	32.0	5,504	2.7	542	1.5
Sky Global S.A.	—	—	—	—	10	—

Total revenue from affiliates	55,893	67.2	133,471	65.5	5,565	15.3

        In July 2011, we jointly formed an affiliate with Shanghai Chaori Solar Energy Science & Technology Co., Ltd., a Shenzhen-listed company, or Chaori. Chaori, through its affiliate, Hong Kong Chaori Solar Energy Science & Technology Co., Ltd., held 70% of the share capital of the entity, ChaoriSky Solar Energy S.a.r.l., or ChaoriSky, and we held 30%. ChaoriSky is organized as a limited liability company under the laws of Luxembourg, and our cooperation under the venture is governed by the articles of association of that company. Our founder and executive chairman is currently a shareholder of Chaori, the affiliate's other owner. In March 2012, China Development Bank extended loans to ChaoriSky in an amount of EUR43.1 million for the development of six solar parks in Bulgaria with an aggregate capacity of 30.7 MW, which was guaranteed by Chaori. In July 2013, we sold our 30% equity interest in ChaoriSky and transferred creditors' rights of EUR44.3 million to Shanghai Chaori Solar Energy Science & Technology Co., Ltd. in exchange for a 16.9 MW interest in PV plant in Greece and the settlement of EUR52 million of trade receivables owed to us. We currently do not hold any interest in ChaoriSky and do not intend to further engage in any joint ownership of future solar parks with Chaori.

        In September 2011, we jointly formed an affiliate with Risen Energy Co., Ltd. (300118:Shenzhen), or Risen. Risen through its affiliate Risen Energy (Hong Kong) Co., Ltd. held 70% of the share capital of the entity, RisenSky Solar Energy S.a.r.l., or RisenSky, and we held 30%. RisenSky is organized as a limited liability company under the laws of Luxembourg, and our cooperation under the venture is governed by the articles of association of that company. In March 2012, China Development Bank extended loans to RisenSky in an amount of EUR26.2 million for the development of four solar parks in Bulgaria with an aggregate capacity of 12.1 MW, which was guaranteed by Risen. As of December 31, 2013, RisenSky has completed 10 MW of solar parks in Bulgaria.

        In December 2012, our parent company jointly formed an affiliate, China New Era International Limited, or the China New Era Affiliate, with China New Era Holding (Group) Co., Ltd., or China New Era Holding. Our principal shareholder, Sky Solar Holdings, holds 49% of the share capital of China New Era Affiliate, while China New Era Holding holds 51% of the share capital. The China New Era Affiliate is organized as a limited liability company under the laws of Hong Kong, and our cooperation under the venture is governed by the articles of association of that company as well as by the provisions of a shareholders agreement between us and China New Era Holding. According to a non-binding framework agreement entered into as of July 2012, China New Era Holding intends to purchase our equity interest in the affiliate in 2014. As of December 31, 2013, China New Era Affiliate has completed 30 MW of solar parks in Greece.

Employees

        As of December 31, 2011, 2012 and 2013, we had a total of 195 employees, 202 employees and 148 employees, respectively. As of December 31, 2013, we had 61 employees in Europe, 38 employees in Japan, 30 employees in China and 21 employees in the Americas. The following table sets forth the number of our employees for each of the major functions as of the December 31, 2013:

Number of employees
Permit Development	19
Engineering, Procurement and Construction Management	81
Operations and Maintenance	13
Management and administrative	35

Total	148

Competition

        We believe that our primary competitors are local and international developers of solar parks, many of whom are integrated with upstream manufacturers.

        We believe that we can compete favorably given that the key competitive factors for solar park development and operation include, without limitation:

  •
  site selection and sourcing of solar parks;

  •
  permit and project development experience and expertise;

  •
  reputation and track record;

  •
  relationship with government authorities and knowledge of local policies;

  •
  ability to secure high-quality PV modules and balance-of-system components at favorable prices and terms;

  •
  access to debt financing;

  •
  control over the quality, efficiency and reliability of PV project development; and

  •
  expertise in providing operation and maintenance services.

        However, we cannot guarantee that some of our competitors do not or will not have advantages over us in terms of greater operational, financial, technical, management or other resources in particular markets or in general. Please see "Risk Factors—Risks Related to our Business and Industry—We face significant competition in certain markets in which we operate, which could force us to reduce prices to retain market share or face losing market share and revenue."

Facilities

        Our principal executive offices are located at Suite 1604, 9 Queen's Road, Central, Hong Kong Special Administrative Region, People's Republic of China, which occupies approximately 1,320 square feet of space. We also have 11 leased offices in the United States, Japan, Luxembourg, Greece, Canada, Germany, Chile, Spain and Bulgaria.

        We believe that our facilities are in good condition and generally suitable and adequate for our needs in the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.

Legal Proceedings

        From time to time, we are subject to certain legal and administrative proceedings that arise in the ordinary course of our business, including claims regarding intellectual property rights, business contracts, employment and other matters. We are not currently involved in any legal proceedings by third parties that our management believes could have a material adverse effect on our business, financial position or results of operations. However, it is possible that an unfavorable resolution of one or more of such proceedings could materially and adversely affect our future operating results or financial position in a particular period.

REGULATIONS

        We develop and sell our solar parks to clients around the world, and as such we are subject to laws in multiple jurisdictions that affect companies developing and selling solar parks, many of which are still evolving and could be interpreted in ways that could harm our business. For example, we are subject to laws relating to: permit development for solar parks; engineering and constructing PV projects; PV plant operations and power generation; connecting and selling electricity to the power grid; and PV and other applicable renewable energy tariffs and incentives.

        Although we develop and sell solar parks all over the world, our PV project development business is primarily based in Greece, Bulgaria, Canada, Japan and Chile, and as such, we are primarily governed by and especially sensitive to the laws and regulations of such jurisdictions, including the following:

Greece Regulations

Regulation of PV and the Renewable Energy Power Industry

  Production License

        Pursuant to Law 3468/2006, a production license must be obtained from the Regulatory Authority for Energy, or RAE, for power plants with installed capacities over 1 MW. Production licenses are valid for up to 25 years upon issuance and can be renewed for another 25 years. Production licenses will be void if an installation license is not obtained within 30 months after the issuance of the production license. The PV stations with installed capacity less than or equal to 1 MW are exempted from the prerequisite to obtain a production license, as well as from the prerequisite to obtain an installation and operation license.

        Law 3468/2006, provides for the following agreements:

        Offer for Connection:    An offer for connection is required in order for solar parks to be connected to the network (for solar parks that must be connected to low or medium voltage lines) or to the system (for projects that must be connected to high voltage lines). Pursuant to the provisions of Law 4152/2013, an offer for connection is issued by the HEDNO S.A. The offer for connection will outline the necessary grid development work that the operator is obligated to conclude before the PV station can be connected to the power grid, the deadline for the construction of such work and the fees that must be paid to the HEDNO S.A. The offer becomes final and binding for both parties after the submission of the environmental terms approval to the relevant operator of the electricity market, the written acceptance of such operator and the payment of the relevant fee by the owner of the PV station.

  •
  Connection Works Agreement:  A connection works agreement for the construction of the power grid connection works shall be entered by and between the owner of the PV station and the operator. Pursuant to Law 4001/2011, a connection works agreement is a condition precedent for the signing of the PPA. The connection works agreement outlines the necessary grid development work for the connection of the PV station to the power grid, the deadline for the construction of the work and the cost as referred to the offer for connection.

  •
  Power Purchase Agreement:  A PPA must be signed by and between the owner of the PV station and the operator of the electricity market. Until January 31, 2012, the PPA was entered into by the owner of the PV station and the Hellenic Transmission System Operator (in Greek abbreviation DESMIE S.A.). After Law 4001/2011 came into force, and pursuant to the decisions No 56 and 57/ January 31, 2012 of RAE, from February 1, 2012, the PPA shall be entered into by the owner of the PV station and LAGIE S.A. as the operator of the electricity market was renamed. By virtue of the PPA, the operator of the electricity market is obliged to buy the energy produced by the PV station. The terms of the PPA are standard and have been defined by Ministerial Decision AY/F1/oik 17149 (BoGG B 1497/6.9.2010). The PPA will define the duration of the PPA, the power purchase price, the method of payment and the settlement of disputes. The PPA is binding for both parties on the date of the signing or on the date of the issuance of the installation license, in case it is required. It starts from the date of the issuance of the operation license or from the successful completion of the testing period of operation, in case the PV park is exempted from the obligation of granting such a license, and will last for 20 years.

  Installation License

        Pursuant to article 8 of Law 3468/2006 as amended by article 3 par. 2 of Law 3851/2010 the PV parks with installed capacity over 1 MW are obliged to be granted an installation license. The local technical control council is responsible for issuing the installation license. The term of validity is two years. The construction must be completed within the term of validity. It may be prolonged for another two years if: (i) within the period of two years, the solar park has been constructed at a percentage corresponding to more than the 50% of the total investment; (ii) the PV park is not operating, but the relevant purchase agreements for the modules, inverters and other equipment have been signed, or (iii) any of the required licenses for the installation of the solar park are suspended via a judicial decision.

        Due to a new modification of article 8 of Law 3468/2006 by article 1 of the very recent Law 4203/2013 (BoGG A 235/1.11.2013) the installation can be prolonged: (a) for 2 years if: (i) the fundamental works corresponding to the 50% of the total budget have been completed; (ii) the relevant purchase agreements for the equipment have been signed or the owner of the PV station has already paid the cost corresponding to the 50% of the total budget; or (iii) any of the required licenses for the installation of the solar park are suspended via a judicial decision; and (b) for 18 months additionally if: (i) the completed works correspond to the 40% of the total budget; or (ii) any of the required licenses for the installation of the solar park are suspended via a judicial decision.

  Construction Approval for Small Scale Solar Parks

        Pursuant to the Ministerial Decisions YA 36720 (BoGG B 376/6.9.2010) and YA 40158 (BoGG B 1556/22.9.2010), the local city plan department must issue a construction approval for small-scale works. Such licenses are valid for six months, and may be extended. If any structural parts of the solar parks require the use of concrete, the owner of the PV station will also have to obtain a building permit before beginning construction. Such a permit requires the submission of a civil engineer's study to the local city plan department. The issuance of such permits usually can be concluded within a few months from the submission.

  Operation License

        Pursuant to Law 3468/2006, solar parks with installed capacity above 1 MW must acquire an operation license from the local technical control council. Such licenses are granted after the successful commencement of the testing operation period. According to the Ministerial Decision YA 13310/2007 (BoGG B 1153/10.7.2007), the operator considers the commencement of the testing operation period successful when the PV station functions for 15 days in a row and without any problem from its connection to the power grid. Such licenses are valid for 20 years, and may be extended.

  Feed-in Tariff (FIT)

        According to article 27A par. 5 of Law 3734/2009, as amended by article 186 par. 1 of Law 4001/2011, the FIT shall be determined based on the signing date of the PPA, provided that: (a) the completion of the documentation required for application, including the production license, in case it is applicable, the offer for the connection, the signed connection works agreement, the approval for environmental terms or the exemption, the documentation attesting the corporate status of the owner of the PV station, the documentation attesting the ownership or the lease agreement of the installation plot ; and (b) solar parks with installed capacity less than 10 MW are connected within 18 months and solar parks with installed capacity equal or above to 10 MW are connected within 36 months respectively from the date of the filing.

        Following an amendment of the relevant legislation by Law 4254/2014, the FIT applied to all the operating PV stations is adjusted as follows (prices are quoted in euro/MWh) starting from April 1, 2014:

	Connection System
Connection Period	≤100 kW		100 kW<P(1) ≤500 kW		500 kW<P ≤1 MW		1 MW<P ≤5 MW		P>5 MW
	WOS(2)	WS(3)	No	Yes	No	Yes	No	Yes	No	Yes
Before 2009	—	445	—	390	—	385	—	385	—	385
1st quarter 2009	—	440	—	375	—	365	—	365	—	355
2nd quarter 2009	—	435	—	370	—	345	—	345	—	325
3rd quarter 2009	—	430	—	365	—	325	—	325	—	315
4th quarter 2009	—	425	—	350	—	315	—	300	400	300
1st quarter 2010	—	400	—	335	—	315	—	290	390	280
2nd quarter 2010	—	380	—	315	—	315	400	285	390	270
3rd quarter 2010	—	365	—	295	400	295	380	260	375	255
4th quarter 2010	—	345	395	280	395	280	355	245	360	240
1st quarter 2011	—	335	390	270	375	260	340	235	335	225
2nd quarter 2011	—	320	375	260	365	250	330	225	320	220
3rd quarter 2011	430	305	360	250	360	245	310	215	300	205
4th quarter 2011	405	285	330	230	325	225	290	200	280	190
1st quarter 2012	375	265	305	215	295	205	260	180	260	180
2nd quarter 2012	360	240	280	195	265	185	235	165	230	155
3rd quarter 2012	360	225	265	185	250	175	215	150	210	145
4th quarter 2012	340	215	255	180	240	165	205	145	195	135
1st quarter 2013	285	205	240	170	240	145	195	140	190	130
2nd quarter 2013	270	195	185	160	185	145	185	140	180	130
3rd quarter 2013
4th quarter 2013

(1)
"P" stands for power capacity.

(2)
"WOS" refers to solar parks that have not received any Subsidy (as defined below).

(3)
"WS" refers to solar parks that have received Subsidy.

        Under Law 4254/2014, "Subsidy" refers to any subsidy, which equals to at least 20% of the cost of the investment for the solar park, provided by Greek law favoring investment in and development of solar parks, or provided through admission to programs financed by Greek's national or/and European Union's resources . The FIT prices indicated by the foregoing chart may be adjusted by a decision of the Ministry of Environment, Energy and Climate Change, and such adjustment decision will only apply to PV stations that connect to grid two years since December 31 of the year in which such decision is issued.

        The prices indicated by the foregoing chart do not apply when higher than the prices under the PPA for January 2014. For PV stations with capacities equal to or over 20 kW, the prices indicated above will be increased by 10%, as long as the increased prices do not exceed the prices under the PPA for January 2014.

        For the application of the foregoing FIT, all PV stations are considered as having received Subsidy. Within four months of April 1, 2014, LAGIE S.A. will create an electronic database where each PV station will need to file, no later than two months after the database starts operating, a declaration in electronic form specifying the amount of investment for such PV station and whether it has received any Subsidy. If this declaration is not timely filed than the PV stations that qualify as WOS, will be classified as such from the first day of the month that follows the month the declaration is filed.

        Moreover, Law 4254/2014 provides that within two months of April 7, 2014, PV stations are obliged to provide a discount, ranging from 34% to 37.5% for PV stations with capacities more than 100 kW and at 20% for PV stations with capacities less than or equal to 100 kW, retroactively to the electricity sold to LAGIE S.A. in 2013.

        Unless the above discount is provided, LAGIE S.A. will suspend its obligation to pay for the electricity that has been delivered by the PV stations but the bill of which has not been settled.

        For the PV stations that agree to the foregoing discounts, the levy as described in the Taxation belowwill be recalculated based on the reduced revenue due to the discounts.

        For PV stations with less than 12 years of operating history and for which FIT are adjusted according to the chart above, the duration of PPA for such PV stations will be extended for another 7 years. For the extension period, a qualifying PV station can choose, between the following two options concerning the price for the electricity it generates not later than six months before commencement of the extension period:

  (1)
  that the price will be calculated based on a method defined by a decision of the Ministry of Environment, Energy and Climate Change, taking into account of characteristics of the technology employed by the PV station and the technology's contribution to the stability of the electric system as well as the market prices of electricity; or

  (2)
  a price of 90 euro/MWh for a maximum amount of generated energy per annum to be calculated according to the following formulation: Energy (in kWh) = Installed Power (kW) multiplied by an efficiency factor, which for a qualifying PV station equals 1500.

        If a qualifying PV station fails to submit its choice of the foregoing options within six months prior to the extension period, the applicable electricity price will be calculated based on the lower of the outcome of (1) or (2).

        The Ministerial Decision UAPE/F1/1288/oik 9011 (BoGG 1103/2.5.2013) valid from June 1, 2013 has changed the prices as follows:

		Connection System
Year	Month	>100 kW	≤100 kW
		euro/MWh	euro/MWh
2013	February	95.0	120.0
	August	95.0	120.0
2014	February	90.0	115.0
	August	90.0	115.0
Inflation		Adjust each year (25% CPI for last year)

  Environmental Protection

        Pursuant to Laws 3468/2006 and 3851/2010, an approval of the environmental terms conditions must be obtained from the regional Department of Environment and Land Planning prior to the construction of any solar parks with installed capacity from 500 kW to 1 MW. An approval of the environmental terms is also required for the construction of solar parks with installed capacity less than 500 kW, when the respective PV stations are to be installed in NATURA areas, coastal areas, or in a distance of less than 150 m from another RES project. For solar parks that are exempted from the requirement to obtain an approval of the environmental terms conditions, an exemption is issued by the competent authority prior to construction. Owners of solar parks with installed capacity above 1 MW must apply for an approval of environmental terms in order to be granted an installation license. The application shall be submitted with an environmental impact study and opinions from competent environmental protection departments and other authorities, such as the chief of staff of the Ministry of Defense, the Administration for Tourism, the Administration for Forest, the Agriculture Development Council, the city plan council, the local land plan and environment commission), depending on the solar park, concerning whether the solar park can be installed to the exact spot and under which conditions. The competent authority examines the environmental impact of the solar park and the proposed mitigation measures and opines on whether to issue an approval of environmental terms within four months from the completion of the folder. This approval is valid for 10 years and can be extended twice for the same period of time, if a relevant application is submitted up to six months before the expiration of the said decision.

  Forest Impact Assessment

        If a solar park is located in a forest area, a forest impact assessment is mandatory and the competent forestry office is responsible for the approval.

Taxation

        Law 4093/2012 (Par. I, Subpar. I.2.), as amended by law 4152/2013 (Par. I., Subpar. I.4.8.), provided for an imposition of a levy, ranging from 25% to 42%, on the sale price (without VAT) of electric energy produced by renewable energy sources stations for every sale that takes place for the time period between July 1, 2012 to June 30, 2014. This levy is repealed by Law 4254/2014, effective from April 1, 2014.

        According to Law 4152/2013 (Par. I, Subpar. I.2.3.), as amended by Law 4254/2014, an annual levy of 1,000 euro/MWh will be imposed for PV stations starting from January 1, 2015 and onwards, payable during the first quarter of each year.

Bulgaria Regulations

        Renewable energy in Bulgaria is subject to extensive regulations governing a wide range of areas including, among others, project approvals, power generation, transmission and distribution, construction, on-grid tariffs and environmental protection:

  •
  The State Energy and Water Regulatory Commission, or SEWRC, is responsible for: examining and issuing permits for the production and sale of electricity to the power grid; examining and issuing permits required for the development of solar parks; setting incentives; and setting installed capacities and voltage classes in designated areas, determination of the prices in the energy sector.

  •
  The Environment and Water Conservancy Area Inspection Group and the Bureau of Environment and Water Conservancy are responsible for the examination and approval for the environmental assessment including ecological assessment, environmental impact assessment and compatibility assessment.

  •
  The State Construction Supervisory Commission is responsible for the issuance of operation permits.

  •
  The Agency of Sustainable Energy Development, or the ASED, is responsible for issuing certificates of origin to plant operators to certify that electricity was generated from renewable sources.

Regulation of PV and the Renewable Energy Power Industry

        The regulatory framework of Bulgaria power industry is set out in the Energy Law of Bulgaria, effective as of December 9, 2003, and the new Energy from Renewable Sources Act, or the ERSA, also known as the New Renewable Energy Law, effective as of May 3, 2011.

        One of the purposes of Energy Law is to ascertain the safety and reliability of the Bulgarian energy sector. The Energy Law sets forth the main regulatory requirements for the power industry in Bulgaria, including, among others, the issuance of permits for the production and sale of electricity to the power grid and permits required for the development of solar parks.

        The New Renewable Energy Law specifies the criteria for connecting a power plant to grid and the incentives provided for development of renewable energy projects.

  Special Electric Power Generation Permit

        Pursuant to the Energy Law, a permit is needed for the production and sale of electricity to the power grid for power plants with capacities equal to or exceeding 5 MW. The permit will only be granted if the applicant: (i) is a company incorporated under the Bulgaria Commercial Law, the laws of a member of European Union or the laws of a member of European Economic Zone; and (ii) has technological, financial and operational as specified by a number of regulatory requirements. The maximum initial term of the permit is 35 years and, if the SEWRC finds that the applicant's energy resources and financial situation are stable, can be extended for up to another 35 years.

  Grid Interconnection

        Pursuant to New Renewable Energy Law and No. 6 Regulations from February 24, 2014 on Connection of Electricity Producers and Customers to Transmission or to the Distribution Electricity Networks promulgated on and in force from April 4, 2014, electric power generated in Bulgaria shall be connected to power grids. The capacities that a power generation company can connect to the power grid shall be determined by regional and national authorities authorized to control electric power distribution. The SEWRC sets the maximum capacity, designated interconnection zone and voltage class based on the discussion between the national electricity transmit company and Ministry of Economic Energy and Tourism.

        Plant operators of plants with installed capacity greater than 30 kW shall apply to the power grid operator for connection (art. 23 par. 1 ERSA). Such plants must be situated on the premises of the plant operator and comply with the technical and safety requirements and the conditions specified in the connection agreement (art. 116 par. 1 Energy Act). The plant operator shall provide a guarantee of BGN5,000 per MW of the planned capacity to the power grid operator as an advance payment for the connection costs (art. 23 par. 8 ERSA).

        If the plant operator meets all connection requirements, the power generation company and the power grid operation company shall enter into a preliminary agreement specifying the technical requirements for the project design (art. 29 par. 1 ERSA). When entering into a preliminary agreement, if the capacity of the plant does not exceed 5 MW, the plant operator shall make another advance payment of BGN25,000 per MW to the power grid operation company or, if the capacity exceeds 5 MW, BGN50,000 per MW (art. 29 par. 1 ERSA).

        Upon construction of the solar park, which usually lasts between 6 and 24 months, a final interconnection agreement entered into between the power generation company and grid operation company. Then, the interconnection to grid is constructed and the power plant is interconnected to the power grid.

  Capacity limits (quantitative criteria)

        As of July 1, 2012, grid operators will only be obliged to grant access to power generation companies if the annual grid capacity limits as set by the regulatory authorities have not yet been reached. The capacity limits will not apply to rooftop and facade-integrated plants with a capacity of up to 30 kW, to plants on the roofs and facades of factories and storage buildings of up to 200 kW and to plants that have not applied for a FiT (art. 24 ERSA).

  Balancing Groups

        The new Electricity Trading Rules approved by the State Commission on Energy and Water Regulation promulgated in State Gazette on July 26, 2013, establish new rules related to balance the supply and demand in the electricity market. The SEWRC issues licenses to group coordinators to balance the supply and demand of electricity generated by a group of electricity power producers. Each electricity power producer is required to join a balancing group and coordinate its production schedule with the groups' demands. In case of breaching the given schedule and in case there is excess supply or demand, the coordinator of the group must pay fee approbated by the SEWRC.

  On-grid Tariff and Incentives

        Companies purchasing electricity from the power grid operators for sale to consumers are obliged to purchase all electricity for PV power at the preferential price set by the SCEWR (art. 31 par. 1 ERSA). The obligation to purchase electricity is based on long-term purchase agreements, which have a duration of 20 years (art. 31 par. 2 ERSA). However, the power grid operator may deny access to the power grid if the connection of a plant might have a negative impact on the technical parameters of the power grid, grid stability or the supply of electricity to other customers and consumers (art. 118 par. 2 Energy Act).

        Under the Land Structure Law, the on-grid tariff and incentives for a given power plant will remain unchanged at the price in force when the power plant is completed during the term of the long-term electricity purchase agreement.

        The on-grid tariffs announced for the PV energy for the period from June 2011 to July 2013 are as follows:

	Announced on
	June 2011	June 2012	September 2012	July 2013
	(BGN)
Mounted on roofs and facades
<5 kWp (new category)	N/A	400.70	381.18	353.97
>5 <30 kWp	605.23	400.70	289.96	284.18
>30 <200 kWp	596.50	369.08	226.87	211.40
<1,000 kWp	583.77	316.11	206.34	196.58
Land
<30 kWp	576.5	268.68	193.42	196.58
<200 kWp	567.41	260.77	188.10	191.13
<10,000 kWp	485.60	237.05	171.37	176.29
>10,000 kWp	N/A	236.26	169.85	160.20

        The last change of the on-grid tariffs (preferential prices) for renewable energy was adopted by decision of SEWRC in accordance with art. 32 par. 1 subpar. 1 ERSA issued on June 26, 2013, which came in force on July 1, 2013.

Construction of Solar Parks

        Pursuant to the Land Structure Law, the following permits must be obtained:

  •
  Design Certificate:  A design certificate contains the relevant information of a land and adjacent land and specific parameter for the construction. If the same information is be included in certain circumstances if a detailed zone plan and the land has been specifically designated for power plants.

  •
  Road Special Purpose Permit:  If construction occurs near a road or crosses a road or when a company intends to build, repair or develop facilities under ground or in the air, a road special purpose permit is required prior to construction.

  •
  Construction Permit:  A construction permit must be obtained prior to the construction of the PV plant. The relevant municipality authority will only issue a construction plant after it approves of the investment design plan, which contains the full design of the future power plant and all other objects related that shall be constructed, it will issue a construction permit.

  •
  Operation Permit:  An operation permit must be obtained from the State Construction Supervisory Commission prior to the operation of the plant. The solar park owner must prove that the construction process has complied with laws and regulations.

Environmental Protection

        The Environment and Water Conservancy Area Inspection Group and the Bureau of Environment and Water Conservancy will examine and approve our solar parks for compliance with environmental protection standards based on an ecological assessment, environmental impact assessment and compatibility assessment. In some cases such agencies may also set special requirements for environmental protection to be followed during the construction and operation of the plant.

  Ecological Assessment

        Plans that may have a comparatively large adverse impact on the ecology must pass an ecological assessment. The Environment and Water Conservancy Area Inspection Group and the Bureau of Environment and Water Conservancy may, at their sole discretion, require an ecological assessment, if it believes that the plan may threaten endangered species or protected areas, especially as considered by international treaties. Normally, the ecological assessment is independent from the environmental impact assessment. However, if one solar park requires both assessments under the regulations, an officer of the Environment and Water Conservancy Area Inspection Group or an officer of the Bureau of Environment and Water Conservancy may decide to run only one assessment at their sole discretion.

  Environmental Impact Assessment

        Investment projects that may have a significant adverse impact on protected environmental areas must pass an environmental impact assessment. The Environment and Water Conservancy Area Inspection Group and the Bureau of Environment and Water Conservancy may, at their sole discretion, require an ecological assessment, if it believes that the investment project may threaten endangered species or protected areas, especially as considered by international treaties. Under Article 39 Appendix 2 of the Environmental Protection Law, such authorities may mandate an environmental impact assessment for solar energy power plants.

  Compatibility Assessment

        A compatibility assessment tests for the likelihood and severity of adverse environmental conditions. The Environmental Protection Law mandates that certain energy power plants located in the Natura 2000, a natural protection reserve across the European Union, obtain a compatibility assessment prior to the construction of the PV plant. In addition, pursuant to the Species Diversity Law of Bulgaria, the competent authorities can also request a compatibility assessment at their discretion if they think the project will materially impact the environment.

Japan Regulations

Electricity Business Act (Denki Jigyo Ho)

        The Electricity Business Act provides a regulatory framework of the electricity business. It regulates the construction, maintenance and operation of electric facilities for the purpose of assuring public safety and promoting environmental preservation.

  Business License/Notification

        In cases where a person intends to conduct an energy power generation project which falls under one of the four categories of an "electricity business" as defined in the Electricity Business Act, a license from the Ministry of Economy, Trade and Industry, or the METI, must be obtained, or notification must to be submitted to METI before the business commences. Under the Electricity Business Act, licenses/notification are required for:

  •
  General Electricity Businesses:  A general electricity business license is needed before a power generation facility can supply electricity to meet general demand of the electricity for the General Electricity from general public;

  •
  Wholesale Electricity Businesses:  A wholesale electricity business license is needed before a power generation facility can supply the electricity facility of a general electricity utility with electricity to be used for its general electricity business, if such electric facilities satisfy any of the following conditions:

  (a)
  The aggregate output capacity of the electric facilities exceeds 2,000,000 kWh; or

  (b)
  The electric facilities are provided to a recipient which supplies such electricity supplier with the same quantity of electricity as that received, at a point other than when the person has received electricity if:

  •
  Such services are provided for more than ten years, and the aggregate supply of electricity exceeds 1,000 kWh; or

  •
  Such services are provided for more than five years, and the aggregate supply of electricity exceeds 100,000 kWh.

        When solar park owners intend to conduct a solar power plant business, the output capacity of which is under 2,000,000 kWh outlined in condition (a) the business is less likely to require a wholesale electricity business.

  •
  Specified Electricity Businesses:  A specified electricity business license is needed before a power generation facility can supply electricity to meet demand at a specified service point which is separated from a general demand. Such specified service point is to be designated by a party who wishes to run Specified Electricity Business; and

  •
  Specified-Scale Electricity Businesses:  A specified-scale electricity business notification is needed before a power generation facility can supply electricity (excluding, however, businesses supplying electricity prescribed in Article 17, paragraph 1, item 1 of the Electricity Business Act, and businesses conducted under a license set forth in the said paragraph) via electric lines maintained and operated by another electricity utility who is licensed for General Electricity Businesses ("General Electricity Utility"), or conducted by General Electricity Utility to meet the demands of under-served electricity users outside of its service area under the regime set forth by an Ordinance of the Ministry of Economy, Trade and Industry.

  Supply Conditions for Wholesale Supply

        Article 2 (1)(xi)(xii) of the Electricity Business Act indicates the person who provides electricity to a general electricity utility to be used for its general electricity business, excluding supply through a cross-area wheeling service, if specified by the METI, except for general electricity utilities and wholesale electricity utilities, is a "wholesale supplier." The METI has specified that entering into a contract with a general electric utilities to supply (i) 1,000 kW or more for at least 10 years, or (ii) 100,000 kW or more for at least five years will be considered "wholesale supply", and, as a result, any person providing such wholesale supply is a wholesale supplier (excluding those conducting a general electricity business or wholesale electricity business).

        Pursuant to Article 22 (1) of Electricity Business Act, a party or a person who conducts wholesale supply must notify the METI before starting to supply electricity, and such a party or a person shall not provide electricity at rates or other supply conditions other than those for which the notification was given to the METI.

        In this regard, parties or persons running an IPP business must notify the METI before starting to supply electricity, even though its business is not judged as General Electricity Business or Wholesale Electricity Business.

Regulations on Electric Facilities

        The Electricity Business Act requires an electricity utility to take several measures when operating "electric facilities," which are defined as machines, dams, waterways, reservoirs, electric lines, and other facilities installed for the purpose of generating, transforming, transmitting, distributing or using electricity. The details of the measures to be taken vary depending on the size of the output capacity and purpose of each electric facility.

        Based on the timeline for implementing the project, there are two key measures that need to be taken:

  •
  A construction plan notification must be submitted to the METI by no later than 30 days prior to the commencement date of construction project, except for projects with capacities less than 2,000 kW;

  •
  As a matter of practice, an outline of the established safety regulations and the appointment of a chief engineer for the electricity facilities must be provided to the METI along with the construction plan notification; and

  •
  A system of self-inspection of the electric facilities must be submitted to the METI prior to commencing use thereof, except for projects with capacities less than 2,000 kW.

Feed-in Tariff

        The FIT scheme is established by The Act on Special Measures concerning the Procurement of Renewable Electric Energy by Operators of Electric Utilities, or the Renewable Electric Energy Act.

        Under the Renewable Electric Energy Act, electric utility operators are only allowed to enter into PPAs and interconnect their electric transmission and other electricity facilities with the power generation facilities with suppliers of renewable electricity that met the licensing, electric facility and other requirements of the METI. On an annual basis, the METI is to set the terms of the PPAs as well as the electricity price for the contracts during such term and to report the same to the Diet.

  Certification

        In order to participate in the FIT scheme, a power plant owner must be certified by the Minister of Economy, Trade and Industry under Article 6 of the Renewable Electric Energy Act. Pursuant to the provisions of Ordinance of the Ministry of Economy, Trade and Industry, the power plant owner must meet the following requirements:

  •
  the facility for supplying renewable electricity must conform to the standards prescribed by the Ordinance of the Ministry of Economy, Trade and Industry; and

  •
  the method of generating electricity must conform to the standards prescribed by the Ordinance of Ministry of Economy, Trade and Industry.

        METI may reject the certification in cases where METI finds that the facility and the method of generating electricity do not meet the standards required.

  Determination of price

        The price and term for PPAs varies depending on the type, installation mode, scale and other factors of the relevant renewable electricity source, and is to be determined by the METI after their consideration of the opinions of other relevant governmental ministries as well as the opinion of a procurement price calculation committee, consisting of five members appointed by the METI with the approval of the Diet.

        The Minister of the METI has set the procurement price for solar power electricity when the total size of the output capacity of the facility for supplying renewable electricity exceeds 10 kW:

  •
  as 40 yen (tax excluded) per kWh over the next 20 years, for those electric supply agreements entered into between July 1, 2012 and March 31, 2013;

  •
  as 36 yen (tax excluded) per kWh over the next 20 years, for those electric supply agreements entered into between April 1, 2013 and March 31, 2014; and

  •
  as 32 yen (tax excluded) per kWh over the next 20 years, for those electric supply agreements entered into after April 1, 2014.

        In order to execute an electricity supply agreement with an operator of electric utilities under the Renewable Electric Energy Act, a written application detailing the outline of solar power electricity, the format of which is usually prepared by the operator of electric utilities must be submitted to the operator of electric utilities, after which such operator will approve the application unless there is "a likelihood of unjust harm to the benefit of operators of electric utilities" or "a just reason as set forth in the Renewable Electric Energy Act."

Regulations Specifically Relating to Construction

        The following is a list of the major Acts that stipulate regulations depending on the nature of the land where a power plant is to be constructed.

Name of the Act	Applicable Case (subject to possible exceptions)
National Land Use Planning Act (Kokudo Riyou Keikaku Hou)	When the targeted land has more than a certain area as stipulated in the National Land Use Planning Act.
City Planning Act (Toshi Keikaku Hou)	When the targeted land is designated as a city planning area or a quasi-city planning area under the City Planning Act.
Agricultural Land Act (Nochi Hou)	When the targeted land is classified as agricultural land.
Forest Act (Shinrin Hou)	When the targeted land is located in an area where a local forest plan (Chiiki Shinrin Keikaku) is to be implemented.
River Act (Kasen Hou)	When the targeted land is located in the area of a river or is designated as a river conservation area (Kasen Hozen Kuiki).
Civil Aeronautics Act (Koku Hou)	When the targeted land is located close to an airport.
Soil Contamination Countermeasures Act (Dojo Osen Taisaku Ho)
When a person extracts soil or takes any other action that changes the character of the targeted land and such targeted land has more than a certain area as stipulated in the Soil Contamination Countermeasures Act.

Canadian Regulations

Regulation of PV and the Renewable Energy Power Industry

        In 2009, the government of Ontario passed the Green Energy and Green Economy Act (2009), or the GEGEA. The FIT Program is administered by the Ontario Power Authority, or the OPA. The OPA is an independent, non-profit corporation established through the Electricity Restructuring Act, 2004. Licensed by the Ontario Energy Board, the OPA reports to the Ontario legislature through Ontario's Ministry of Energy. The OPA is responsible for: assessing the long-term adequacy of electricity resources in Ontario; forecasting future demand and the potential for conservation and renewable energy; preparing an integrated system plan for conservation, generation and transmission; procuring new supply, transmission and demand management either by competition or by contract; and achieving the targets set by government for conservation and renewable energy.

        A variety of fuel types are eligible under the FIT Program, including wind, PV (rooftop- and ground-mounted), hydropower and biomass. The OPA has established program rules which set out the criteria project developers must meet in order to apply into the FIT Program. The criteria include access to the underlying real property assets used to support the project as well as pre- and post-application security deposits. Once a project developer has met the application criteria, the OPA, along with the power grid operator, determine the availability of connection resources, and if suitable connection resources are available, the project developer is offered an Ontario PPA.

        Ontario PPAs have the following material terms and conditions:

  •
  20-year terms with the OPA as the electricity buyer;

  •
  a requirement that the project developer reach commercial operations within one to three years of the signing date of the Ontario PPA. The exact timeline is set by fuel type. Generally, solar parks are required to reach commercial operations within 3 years from the Ontario PPA signing date;

  •
  a requirement that the project developer comply throughout the term with all relevant Ontario electricity system distribution and transmission market rules; and

  •
  restrictions on the assignment of the Ontario PPA or the change of control of the project developer.

        The FIT Program was introduced to the market in several iterations. FIT 1.0 was the original GEGEA program introduced in 2009. Under FIT 1.0, the OPA has entered into PPAs representing approximately 4,500 MW of new generation. FIT 2.1 was introduced in August 2012. The OPA accepted applications under FIT 2.1 starting in December 2012 through to January 2013. In July 2013, the OPA offered to enter into PPAs representing 146.5 MWs. FIT 3.0 was introduced in July 2013. The OPA accepted applications under FIT 3.0 starting November 4, 2013 and ending December 13, 2013. The OPA is expected to offer PPAs under FIT 3.0 in the spring of 2014.

        Under FIT 1.0 and FIT 2.1, PV developers were required to source 60% of the project inputs from Ontario-based sources. The OPA announced in August 2013 that the Ontario content requirements for solar parks developed under the FIT 3.0 program will be reduced as indicated below:

Renewable Energy Technology	Minimum Required Domestic Content Level
Solar photovoltaic (PV) facilities utilizing crystalline silicon PV technology	22%
Solar photovoltaic (PV) facilities utilizing thin-film PV technology	28%
Solar photovoltaic (PV) facilities utilizing concentrated PV technology	19%

  Development

        Subject to certain exemptions, renewable power project developers in the Province of Ontario must obtain a renewable energy approval, or a REA, from Ontario's Ministry of the Environment in order to reach commercial operations under the terms and conditions of Ontario PPAs. The REA is a comprehensive approval encompassing environmental, First Nations and municipal matters. Solar parks which are located on walls or rooftops are exempt from the requirement to obtain a REA.

  Distribution

        In most circumstances, project developers must apply to the Ontario Energy Board, or the OEB, for an electricity generation license in order to generate electricity that is sold onto the Ontario electricity grid. The OEB also administers the Distribution System Code which sets out the minimum conditions that participants of the distribution system must meet. Participants include retailers, generators, distributors, transmitters and consumers of electricity who use the distribution system.

  Construction

        In order to connect a renewable power project exceeding 0.500 MW to the Ontario electricity grid, a project developer must complete a connection assessment which determines the suitability of connecting the particular project to the local distribution company's distribution grid. For larger projects, a connection assessment may also be required for connection to the transmission grid. Generally, PV rooftop projects would not require a transmission grid connection assessment. Project developers with successful connection assessments then enter into contractual connection arrangements with the particular local distribution company.

        Project developers must comply with the Electrical Safety Code as administered by the Electrical Safety Authority during both the construction and operational phases of a renewable power generation project. Project developers must also comply with local municipal regulations which include obtaining building permits.

Chilean Regulations

Electric Energy Specific Applicable Permits

  Electric Concession and Other Production Licenses

        Chilean regulations, in particular the Electric Law (Decree Law No. 4/ 2007 and its amendments) do not require an electric concession or a production or operation license to build and operate PV power plants or to commercialize its production.

  Interconnection to the Electric System

        Usually a power plant will be interconnected to the grid. To be interconnected to the grid, it will need to pass interconnection and synchronization tests before the relevant Centro de Despacho Económico de Carga (CDEC-Sistema Interconectado Central o SIC or CDEC-Sistema Intercoentado del Norte Grande o SING, the two major electric systems in Chile) a private entity that operates the grid and aims to promote the stability of the system, among others functions. New generators must also not affect the stability and quality of the electric system and must comply with certain technical requirements to interconnection and supply energy into the electric system.

        The CDEC's board of directors is formed by representatives of the generators, transmitters, and industrial or other big consumers. They decide and coordinate the operation of the electric system, including the dispatch of generation units, regardless of their ownership and of the characteristics of the respective contracts. They aim to minimize the global costs of the operation, while maintaining the quality and safety of the service.

  Use of Third Parties? Transmission Lines

        Generators have guaranteed access to use all electric installations that occupy public property if capacity is available, power lines, power substations and other components of the transmission system. Any complaint regarding a restriction to this right to free access can be brought before a specialized committee regulated under the Electric Law (regulated on art.208 and followings). Generators must pay the full cost of increasing the transmission capacity to meet the generator?s needs.

        Generators will pay a fee for the use of transmission installations. The fee must comply with the legal requirements of non-discrimination or overcharge. The right to free access is also constrained by the actual availability of capacity on the transmission grid.

  Environmental Approval

        Environmental approval is needed for any electric energy power plant over 3 MW of gross capacity before it can begin construction. The environmental approval process will be more or less complex depending on the particular characteristics of the project. It may require only a statement that the project will not have a major environmental impact. However, a complete environmental assessment study may be required for those projects that may produce any of the negative effects referred to in Article 11 of the Environmental Law (Ley No. 19.300).

  Right of Way for Electrical Transmission Line

        A right of way for electrical transmission line is not required if the developer obtains private agreements with the owners of all affected properties. Otherwise, a right of way must be obtained through legal servitudes and electric concessions, regulated both in the Electric Law.

  Direct Authorization of Use of Public Properties

        The direct authorization of use of public properties is required for projects that occupy public goods. In order to obtain the direct authorization, a project owner must apply to the authority, giving information in regard with the expected use of the public goods. Since there is a public interest for the development of clean energy sources, getting such authorization does not represent quite a complex process.

  Land-use Change

        Projects can only occupy lands designated for industrial use, and if the land has a current different defined use—as agricultural—it shall be change to a industrial one through an administrative proceeding. Such proceeding could become more demanding and complex if the land has some preferred uses, as environmental conservation or tourism. A project that has been granted with an environmental approval shall not meet an complex issue obtaining this authorization.

  Construction Permit

        A construction permit must be granted by the local city plan department, which analyzes whether such construction meets the relevant safety and engineering construction requirements—basically will be focus on inhabitated buildings, for the safety considerations before referred—it will also be necessary to obtain a verification of construction work upon completion, certifying that as-built construction is consistent with the granted construction permit.

Dispatch and Commercialization of the Chilean Electricity Market

        Generators can freely choose between selling their production in the spot market at a spot price, or commercializing their production through PPAs, without price fixing, either directly, with medium and large consumers, or in public biddings to provide distribution companies with PPA. Generators can even sell, if taking the second option, more capacity than that they could produce with their own power plants, but in this case, will have to obtain energy to supply the negative balance from other generators.

Green Energy Credits—Quota System

        Generators are required to generate a certain portion of the energy that they sell to grid from non-conventional renewable sources. Non-compliance fines have issued to generators that have not sourced a sufficient amount of energy from non-conventional renewable sources. In 2014, 5% of total energy sold must be from non-conventional renewable sources. The percentage of energy required to be sourced from non-conventional renewable sources increases each year, until reaching 20% by 2025. The annual percentage increase will vary for different PPAs, depending on the date that they commenced operations.

        In order to comply with the quota, generators may buy renewable energy credits from third parties. Generators that generate a surplus of renewable energy may sell their surplus energy on open markets, such as the SING and the SIC-.

Taxation

        There is no special tax regime for electricity generation. For this reason, generators are usually taxed at an ordinary income tax rate of 20%, with a rate of 35% if the generator is held by a foreign holding company that distributes such revenues outside of Chile. Companies may enter into an agreement with the State of Chile to ensure that their tax position will not be challenged by the State of Chile.

        Pursuant to D.FL. No. 1/2001 issued by the Ministry of Economy, which consolidated Law 19.420 and its amendements, industrial investments, including energy investments, will enjoy tax and customs duties benefits if they are located in XV Administrative Region of Chile. These benefits will apply up to 2015 and those benefits can be used up to 2045 in the companies? annual income tax return. The tax beenfit will allow developers to have a 30% tax credit for investments in the acquisition of fixed assets related to constructions, machinery and equipment, under certain conditions as specified at the law.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Weili Su	46	Executive chairman of the board of directors
Amy (Yi) Zhang	47	Chief executive officer and director
Xiaoguang Duan	59	Director
Xiaotuo Xie	51	Director
Dr. Hao Wu	48	Director
Dongliang Lin	52	Director
Arthur (Lap Tat) Wong	54	Independent director appointee*
Andrew Y. Yan	56	Independent director appointee*
Andrew (Jianmin) Wang	43	Chief Financial Officer and Secretary of the Board
Zhi Hao	37	Chief Investment Officer
Ronghui Zhang	39	Managing Director for Europe (excluding Spain), Middle East and Africa
Hong Chen	31	Managing Director for Latin America and Spain
Rui Chen	37	Managing Director for Sky Solar Japan and Asia Pacific
Peter (Ping) Liu	48	Managing Director for the North American Region

*
We intend to appoint Mr. Wong and Mr. Yan as our independent directors upon the completion of this initial public offering.

        Weili Su.    Mr. Weili Su was the founder of our company and has been our director and executive chairman since October 2009. Mr. Su is primarily responsible for our strategic planning, business operation and overall management. Mr. Su has over 12 years of working experience in the solar power industry. From 2005 and 2010, Mr. Su founded a number of solar companies, which completed the development and construction of solar parks in Europe with a total capacity of approximately 100.0 MW. He also supervised the largest solar park in Spain in terms of capacity in 2008. He established the only privately-funded independent national testing center for PV products in the PRC as of the date of this prospectus, which is a laboratory designated by the PRC Finance Ministry for qualifying solar parks for national subsidies. He was director and secretary of Yingli Green Energy Holding Co., Ltd., an NYSE-listed company from November 2001 to September 2004. He was also a judge at the Court of the Baoding City Xinshiqu from September 1992 to July 2000. Mr. Su was awarded a Bachelor of Law by Hebei University in July 1992. He also received an Executive Master of Business Administration from the University of International Business and Economics in December 2005.

        Amy (Yi) Zhang.    Ms. Zhang has been our chief executive officer and director since May 2011. Ms. Zhang is primarily responsible for our business development and day-to-day operations. Immediately prior to joining us, she was the corporate chief financial officer of Suntech Power Holdings Co., Ltd., an NYSE-listed company, from September 2005 to May 2011. Ms. Zhang also has extensive senior managerial experience including serving as chief financial officer and chief operating officer of Deloitte Consulting China from April 1, 2004 to September 13 2005. During this time she was responsible for the management of various departments, including finance, accounting, human resources and IT, as well as back office management and general office administration. From 1999 to 2004, Ms. Zhang was the chief financial officer of Atos Origin China. From 1997 to 1999, she worked as the financial controller of Atos Origin China. Ms. Zhang received her bachelor's degree in Nanjing University in China in 1989 and her master's degree in business administration from the joint MBA program of Webster University and Shanghai University of Finance & Economics in 1998.

        Xiaoguang Duan.    Mr. Duan has been our director since May 2011. Mr. Duan primarily has taken part in the reconstruction and stock issuance of companies such as Ningbo Huanlian and Shanghai Shenergy. From May 1994 to November 2007, Mr. Duan was director and vice president of Shenzhen Huayuan Limited Company, a Shenzhen-listed company. He was engaged in the establishment of Shengzhen Hengfeng Shidai Investment Limited Company and served as managing director from November 1997 to December 2003. He has been involved in the equity-linked investment of pre-IPO companies, and successfully took part in the reformation and floatation of Qinghai Gelatin Co. Ltd., Tongcheng Group, Leaguer Stock Co., Ltd. and Kweichow Moutai Co., Ltd., each of which is listed on the Shenzhen Stock Exchange. Mr. Duan founded Jolmo Capital Management Ltd., which initiated and managed RMB3,000,000,000, primarily invested in businesses in Jiangsu and Guangdong Province, including seven PV companies. From September 1986 to July 1987, Mr. Duan was a lecturer at John Hopkins University and studied China-US economics and politics. Since October 1991, he has been a director of Shanghai Economic Development Institute, and serves as the "Shanghai Economy" Producer. Mr. Duan graduated from Anhui University with a bachelor's degree in 1979. He was awarded a Master of Philosophy by the University of Nanjing in July 1985.

        Xiaotuo Xie.    Mr. Xie has been our director since December 2009. He is one of the earliest and most recognized technical experts in the Chinese PV industry. Mr. Xie is the commissar of Changzhou Tianning District People's Political Consultative Conference and the vice-president of the Industry and Commerce Association since October 2008. Since July 2012, he has also served as a supervisor on the board of supervisors of "New Energy", an organization sponsored by the China Association for Promotion of Private Sci-Tech Enterprises. Prior to joining us, Mr. Xie was the general manager and chief engineer of Sunrise Solar Technology from January 2006 to March 2007. In January 2003, Mr. Xie became one of the sponsors who jointly set up Trina Solar Limited, an NYSE-listed company. He was appointed our deputy general manager in January 2005. Mr. Xie worked as manager of the manufacturing department at Siemens Hearing Instruments Company from July 1996 to October 2001. He also worked as Deputy Chief of the Technology Department and Factory Director at Suzhou Low-Voltage Appliances Factory from September 1983 to May 1996. In addition, Mr. Xie was awarded the Suzhou Science and Technology innovation prize in 1988 by the Suzhou Municipal Science Committee. In 2004, Mr. Xie received the World Bank PV Technical Award which is awarded by National Development and Planning Commission. From 2007 to 2012, he obtained 58 national patents and has 26 patents pending. Mr Xie graduated from the Nanjing University of Science and Technology, formerly known as East China Institute of Technology.

        Dr. Hao Wu.    Dr. Wu has been our director since July 2012. Dr. Wu is a Chartered Financial Analyst registered with the CFA Institute since December 1998 and a member of the New York Society of Securities Analysts since April 2002. He has served as president of The Chinese Finance Association (TCFA). Since August 2005, Dr. Wu has been managing partner and chief executive officer of Sino Century. Prior to that, Dr. Wu advised AIG Global Investments as senior financial analyst from January 1997 to August 2000. He had broad responsibilities including advising AIG companies in Asia and Europe on investment and risk management strategies. He was also managing director and Head of Global Financial Products of Radian Group from October 2000 to August 2005. Dr. Wu was awarded a Bachelor of Science (Physics) by Fudan University in July 1988. He was also awarded a Doctorate in Electrical Engineering and a Master of Business Administration in Finance by the University of Southern California in December 1996 and May 1996, respectively. Dr. Wu completed a course on leading professional service firms at Harvard Business School in March 2005.

        Dongliang Lin.    Mr. Lin has been our director since December 2009. Mr. Lin is a partner of IDG Capital. He became a director of the Sky Solar Group following IDG Capital's Series A private placement investment in the Sky Solar Group. Mr. Lin has been Vice President of IDGVC Partners since June, 1994. He became a general partner of IDG Capital since July 1999. He worked as a research fellow at the Development Research Center of the State Council from July 1986 to June 1994.

He graduated from the Computer Science Department of Tsinghua University with a bachelor's degree in July 1984. He graduated from school of Economics & management, Tsinghua University in July 1986.

        Andrew (Jianmin) Wang.    Mr. Wang has been our chief financial officer and secretary of the board since May 2011. He is responsible for all financial accounting and capital management aspects. He also leads the information and technology and corporate legal compliance function, as well as acting as the Secretary of the Board. Mr. Wang is a professional accountant, having been a member of the China Institute of Certified Public Accountant since August 1995. Mr. Wang has extensive experience with financial services and accounting. He served as Audit Manager at Deloitte Touche Tohmatsu (Shanghai) from July 1993 to February 1999. He moved to Avery (China) Co., Ltd. to serve as finance director from March 1999 to December 2005. He was financial director at Invista Apparel Asia Pacific from January 2006 to May 2007. He then worked at Otis China Holdings Ltd. as their Financial Controller from June 2007 to April 2008. Immediately prior to joining us, he was corporate finance director of Suntech Power Holdings Ltd. from April 2008 to April 2011. Mr. Wang was awarded an Executive Master of Business Administration by Washington University in St. Louis in December 2004. Mr. Wang was awarded a Bachelor of Accounting by Shanghai University of Science and Engineering in July 1993.

        Zhi Hao.    Mr. Hao has been our chief investment officer since May 2011. He is responsible for investing in global projects of Sky Solar. Mr. Hao has over 10 years of international experience specializing in corporate finance and project financing, including working for PricewaterhouseCoopers in their Singapore office. In his role prior to Sky Solar, Mr. Hao spent five years with Suntech Power, including his most recent position as investment director. Mr. Hao was awarded an Master of Business Administration by the National University of Singapore in June 2002 and was awarded a bachelor's degree by Wuhan University in July 1998.

        Andrew Y. Yan.    Mr. Yan is an independent director nominee who we intend to appoint as a director of our company upon successful completion of this initial public offering. He is also the managing partner of SAIF Partners III & IV, SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund. Before Joining SAIF in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an Economist, Research Fellow and Director for Asia respectively in Washington, DC. From 1982 to 1984, he was the Chief Engineer at the Jianghuai Airplane Corp. Mr. Yan is a recipient of 2012 China's National "Thousand Talents Program" and a member of its Selection Committee. He is a founding director of China Venture and Private Equity Association, and a director of Peking University Endowment Investment Committee. He was voted by the China Venture Capital Association as "The Venture Investor of the Year" in both 2004 and 2007. He was also selected as one of the "Fifty Finest Private Equity Investors in the World" by the Private Equity International in 2007; "No. 1 Venture Capitalist of the Year" by Forbes (China) in 2008 and 2009. He was the "Venture Capital Professional of the Year" by Asia Venture Capital Journal in 2009. Currently, Mr. Yan is also an independent non-executive director of China Petroleum & Chemical Corporation, China Mengniu Dairy Company Limited, China Resources Land Limited. and Fosun International Limited; Non-executive Director of Guodian Technology & Environment Group Corporation Limited, Digital China Holdings Limited, MOBI Development Co., Ltd., eSun Holdings Limited and China Huiyuan Juice Group Limited. He is also an independent director of Giant Interactive Group Inc.; and a director of Acorn International, Inc., ATA Inc. and Eternal Asia Supply Chain Co. Ltd. (all 12 companies are listed in the Hong Kong Stock Exchange, NYSE, NASDAQ, London Stock Exchange, Shanghai Stock Exchange or Shenzhen Stock Exchange). He also holds directorships in several SAIF portfolio companies. Mr. Yan received a master of art's degree from Princeton University as well as a bachelor's degree in Engineering from the Nanjing Aeronautic Institute in China.

        Arthur Wong.    Mr. Wong is an independent director nominee who we intend to appoint as a director of our company upon successful completion of this initial public offering. Mr. Wong is currently the chief financial officer of Beijing Radio Cultural Transmission Company Limited, a music production and music data management service company, and the independent director of YOU On Demand Holdings, Inc., a Nasdaq-listed company. He also serves as a board member and chairman of the audit committees for VisionChina Media Inc., a Nasdaq-listed company, China Automotive Systems, Inc., a Nasdaq-listed company, Daqo New Energy Corp., an NYSE-listed company, Besunyen Holdings Company Limited and Termbray Petroking Oilfield Services Limited, each a Hong Kong Stock Exchange-listed company. Mr. Wong was formerly the chief financial officer of GreenTree Inns Hotel Management Group, Nobao Renewable Energy, and Asia New-Energy. Prior to that, he worked at Deloitte Touche Tohmatsu from 1982 to 2008, in that firm's San Jose, Hong Kong and Beijing offices, and most recently as a partner in the Beijing office. Mr. Wong received a Bachelor of Science in Applied Economics degree from the University of San Francisco and was awarded a Higher Diploma of Accountancy from Hong Kong Polytechnic. His professional affiliations include being a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants and the Chartered Association of Certified Accountants.

        Ronghui Zhang.    Ms. Zhang has been our managing director of Sky Solar Europe since September 2013. She is responsible for Sky Solar's operations in Europe (excluding Spain) including day-to-day operations, business and project development, IPP asset management etc. Ms. Zhang was managing director of Sky Solar's Greek and Bulgarian operations from December 2009. Ms. Zhang was responsible for the development and construction of solar parks in Greece and Bulgaria, as well as for overseeing the operation and management of Sky Development Renewable Energy Resources and Sky Solar Bulgaria. Prior to joining us, Ms. Zhang was general manager of China Tours S.A. from September 1996 to March 2007. Ms. Zhang was a Chinese teacher at the Foreign Language Teaching Unit of the National and Kapodistrian University of Athens from October 2002 to September 2006. She was then Vice President of Hella-China International Exchange Centre from May 2004 to March 2007. Ms. Zhang has also been the Vice President of The Greek-China Peaceful Unification Promotion Council in Greece since 2005 and director of Chinese Overseas Friendship Association since 2008. Ms. Zhang graduated from the National and Kapodistrian University of Athens with a bachelor's in Informatics and Telecommunications on May 2002.

        Hong Chen.    Mr. Chen was appointed our managing director for Latin America and Spain on January 21, 2009. He is responsible for project development in Latin America and Spain, which includes leadership of all business running of Sky Solar for the region as well as coordination with relevant parties such as governments, local authorities, institutions, banks and energy off-takers, including the negotiation of EPC contracts and PPAs. Prior to his present position, Mr. Chen was the assistant to Sky Solar's Chairman, Mr. Su, from July 2007 to January 2009. During that period he actively participated in all of Sky Solar's business development in Spain, including a total volume of 26.0 MW of project development and transfer, as well around 100.0 MW of solar module trading. Mr. Chen was also involved in the entire logistics process for these solar parks. From September 2004 to June 2006, Mr. Chen studied at the Technical University of Madrid.

        Rui Chen.    Mr. Chen has been our managing director of Sky Solar Japan since October 2009. He is responsible for overseeing its corporate management and operations. From July 2006 until joining our company, Mr. Chen was general manager of Solar Technology & Investment Co., Ltd. From October 2000 to May 2003, Mr. Chen studied international management at the Reitaku University.

        Peter (Ping) Liu.    Mr. Liu joined Sky Solar in October 2009 as managing director of Sky Solar Canada, and was appointed our managing director for the North American region in August 2011. Mr. Liu is responsible for general business operations, project development and project transfer. Prior to joining us, Mr. Liu held various positions within the global 3M Company from May 1994 to August 2004. Mr. Liu then joined SPX Corporation between September 2004 to May 2006 before joining

ENSTA Solar (Canada) Ltd. from June 2006 to September 2009. Mr. Liu graduated from Shanghai Tongji University with a Bachelor of Electrical Engineering in July 1986, and completed a Masters of Business Administration from the Shanghai University of Finance and Economics/Webster University in February 2001.

        The address of our directors and executive officers is Suite 1604, 9 Queen's Road Central, Hong Kong Special Administrative Region, People's Republic of China.

Board of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares of our company, including registering such shares in our share register.

        Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee upon completion of this offering.

Audit Committee

        Our audit committee will initially consist of            ,             and            .            will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each member of the audit committee will be an "independent director" within the meaning of            and will meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  selecting our independent registered public accounting firm and pre approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

  •
  reviewing with our independent registered public accounting firm any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S K under the Securities Act;

  •
  discussing the annual audited financial statements with management and our independent registered public accounting firm;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

  •
  meeting separately and periodically with management and our internal auditor and independent registered public accounting firm.

Compensation Committee

        Our compensation committee will initially consist of            ,             and            , each of whom will be "independent directors" within the meaning of            .            will be the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

  •
  approving and overseeing the compensation package for our executive officers;

  •
  reviewing and making recommendations to the board with respect to the compensation of our directors; and

  •
  reviewing periodically and making recommendations to the board regarding any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee will initially consist of            ,             and            , each of whom will be "independent directors" within the meaning of            .            will be the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

  •
  identifying and recommending to the board nominees for election or reelection to the board, or for appointment to fill any vacancy;

  •
  reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

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  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

        A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

        The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

        There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

        Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolutions of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors.

Employment Agreements

        We have entered into employment agreements with all of our executive officers. Under these agreements, we may generally terminate the employment of our executive officers without prior written notice for cause, including but not limited to refusal to perform lawful duties, a breach of the employment agreement, material misconduct, material failure to follow company rules and policies, destruction or theft of company property or breach of any non-disclosure and non-competition agreements. We may terminate the employment agreement at any time without cause upon advance written notice to the other party. We are entitled to pay the employee salary in lieu of any applicable notice period.

        Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use for the officer's own benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. Each executive officer has also agreed to disclose to us all work product, and acknowledged that all work product shall constitute work made for hire with respect to copyright, patents, trade secrets, trademarks and other proprietary rights. Each executive officer has agreed to execute all documents and perform all lawful acts necessary or advisable for us to secure these rights.

Compensation of Directors and Executive Officers

        In 2013, the aggregate cash compensation to all of our directors and our executive officers was US$1.2 million.

Equity Incentive Plan

        We will adopt our Equity Incentive in 2014. Our Equity Incentive Plan provides for the grant of options, limited stock appreciation rights, and other stock-based awards such as restricted shares, referred to as "awards," to our directors, officers and employees up to            of our ordinary shares. The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company's long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

        The following are principal terms under our Equity Incentive Plan:

        Termination of Awards.    Options and restricted shares shall have specified terms set forth in an award agreement. The compensation committee will determine in the relevant award agreement whether options granted under the award agreement will be exercisable following the recipient's termination of services with us. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.

        Administration.    Our 2014 Equity Incentive Plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will determine the provisions, terms and conditions of each award, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

        Option Exercise.    The term of options granted under the 2014 Equity Incentive Plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

        Third-party Acquisition.    If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such acquisition. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the acquisition but not thereafter.

        Amendment and Termination of Plan.    Our board of directors may at any time amend, alter or discontinue our 2014 Equity Incentive Plan. Amendments or alterations to our 2014 Equity Incentive Plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of our 2014 Equity Incentive Plan must not adversely affect awards already granted without written consent of the recipient of such awards.

        Unless terminated earlier, our Equity Incentive Plan shall continue in effect for a term of ten years from the date of adoption.

PRINCIPAL AND [SELLING SHAREHOLDERS]

        Sky Power Group Ltd. is currently our parent company and has issued one ordinary share in total. Upon completion of this initial public offering, all of the outstanding preferred shares of Sky Power Group Ltd. will be converted into 69,569,105 of its ordinary shares; all of the convertible notes issued by Sky Power Group Ltd. will be converted into 32,028,452 of its ordinary shares. In addition, Sky Power Group Ltd. will split the ordinary share that it owns in our company and distribute all such split ordinary share to its shareholders in proportion to their shareholdings in Sky Power Group Ltd., or the Share Distribution. Upon completion of the Share Distribution, shareholders of Sky Power Group Ltd. will become our direct shareholders, holding direct interests in our ordinary shares proportionate to their previous indirect interests.

        The following table sets forth information as of            , 2014 with respect to the beneficial ownership of our ordinary shares (i) immediately prior to this offering, and (ii) giving effect to this offering, in each case (i) giving effect to the Share Distribution, (ii) including 69,569,105 ordinary shares into which all of the outstanding preferred shares of Sky Power Group Ltd. will automatically convert upon completion of this offering, (iii) including 32,028,452 ordinary shares into which all of the outstanding convertible notes issued by Sky Power Group Ltd. can convert upon completion of this offering, by:

  •
  each of our directors and executive officers;

  •
  each person known to us to own beneficially more than 5.0% of our ordinary shares; and

  •
  each other selling shareholder.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this offering, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Shares Beneficially Owned After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Weili Su(1)	124,988,112	37.1
Amy (Yi) Zhang	5,000,000	1.5
Xiaoguang Duan	—	—
Xiaotuo Xie	—	—
Dr. Hao Wu	—	—
Dongliang Lin	—	—
Arthur (Lap Tat) Wong*	—	—
Andrew Y. Yan*	—	—
Andrew (Jianmin) Wang	3,000,000	0.9
Zhi Hao	1,800,000	0.5
Ronghui Zhang	3,600,000	1.1
Hong Chen	3,600,000	1.1
Rui Chen	3,600,000	1.1
All directors and executive officers as a group		43.2
Principal [and Selling] Shareholdes
Flash Bright Power Ltd(2).	124,988,112	37.1
IDG-ACCEL China Capital Entities(3)	81,949,906	25.7

*
We intend to appoint Mr. Wong and Mr. Yan as our independent directors upon completion of this initial public offering.

(1)
Represents 124,988,112 ordinary shares held by Flash Bright Power Ltd. Flash Bright Power Ltd., a British Virgin Islands company that is wholly-owned by Mr. Weili Su, our chairman of the board. The registered address of Flash Bright Power Ltd. is Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands.

(2)
Flash Bright Power Ltd., a British Virgin Islands company that is wholly-owned by Mr. Weili Su, our chairman of the board. The registered address of Flash Bright Power Ltd. is Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands.

(3)
Represents 27,864,718 issued and outstanding ordinary shares, 41,966,341 ordinary shares issuable upon conversion of Series A preferred shares issued by Sky Power Group Ltd., 3,725,355 ordinary shares issuable upon conversion of the convertible promissory notes issued in June 2013 and 4,779,500 ordinary shares issuable upon conversion of the convertible promissory notes issued in November 2013 held by IDG-ACCEL China Capital L.P., a Cayman Islands exempted limited partnership. Represents 1,285,526 issued and outstanding ordinary shares, 1,936,098 ordinary shares issuable upon conversion of Series A preferred shares issued by Sky Power Group Ltd., 171,868 ordinary shares issuable upon conversion of the convertible promissory notes issued in June 2013 and 220,500 ordinary shares issuable upon conversion of the convertible promissory notes issued in November 2013 held by IDG-ACCEL China Capital Investors L.P., a Cayman Islands exempted limited partnership. IDG-ACCEL China Capital L.P. and IDG-ACCEL China Capital Investors L.P. are under the common control of Mr. Quan Zhou and Mr. Chi Sing Ho who hold voting and investment power for both entities. The registered address of both IDG-ACCEL China Capital L.P. and IDG-ACCEL China Capital Investors L.P. is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

        Each selling shareholder named above acquired its shares in offerings which were exempt from registration under the Securities Act because they involved either private placements or offshore sales to non U.S. persons.

        As of the date of this prospectus, none of our outstanding ordinary shares, Series A, Series B and Series C preferred shares issued by Sky Power Group Ltd. are held by record holders in the United States.

        None of our shareholders will have different voting rights from other shareholders after the completion of this offering. Other than the Share Distribution described above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 RELATED PARTY TRANSACTIONS

Transactions with Certain Affiliates and Shareholders

Transactions with ChaoriSky Solar and its subsidiaries

        We provided EPC and O&M services, and sold PV modules with aggregate revenue of US$29.3 million, US$87.3 million and US$3.3 million in 2011, 2012 and 2013, respectively, to ChaoriSky Solar Energy S.a.r.l., or ChaoriSky Solar. We held 30% of the outstanding share capital of ChaoriSky Solar until November 2013. We disposed of our entire equity interest and do not anticipate engaging ChaoriSky Solar or its parent company in any business going forward. See "Business—Our Affiliates" for a discussion of our affiliate arrangements related to ChaoriSky Solar. As of December 31, 2011, 2012 and 2013, we had trade-related amounts due from ChaoriSky Solar and its subsidiaries of US$10.4 million, US$30.5 million and nil, respectively, and non-trade related amounts due from ChaoriSky Solar and its subsidiaries of US$4.6 million, US$10.6 million and nil, respectively. These non-trade related amounts consisted of unsecured loans payable to us carrying an interest ranging from zero to 3.0% per annum.

        We purchased PV modules from ChaoriSky Solar and its subsidiaries an aggregate amount of US$10.3 million and nil in 2012 and 2013, respectively. As of December 31, 2012 and 2013, we had trade-related amounts due to ChaoriSky Solar of US$1.1 million and nil, respectively, and non-trade related amounts due to ChaoriSky Solar of US$0.1 million and nil, respectively. These non-trade related amounts consisted of unsecured and interest-free loans payable to ChaoriSky.

        In 2013, we booked US$1.4 million in connection with logistics arrangement in relation to Pipeline + EPC services. Such income resulted from the reimbursement of expenses from ChaoriSky Solar. These non-trade related amounts consisted of the payment of expenses incurred in the course of our provision of Pipeline + EPC services to ChaoriSky Solar in prior years.

Transactions with China New Era International Limited

        We provided EPC services as well as sold PV modules with an aggregate revenue of US$40.7 million and US$1.7 million in 2012 and 2013, respectively, to China New Era International Limited, or China New Era, a company 49% owned by Sky Solar Holdings Co., Ltd., or Sky Solar Holdings, currently a principal shareholder of our Company. See "Business—Our Affiliates" for a discussion of our affiliate arrangements related to China New Era. As of December 31, 2012 and 2013, we had trade-related amounts due from China New Era of US$33.8 million and US$13.5 million, respectively and non-trade related amounts due from China New Era and its subsidiaries of US$6.9 million and US$2.2 million, respectively. These non-trade related amounts consisted of unsecured loans payable to us carrying an interest ranging from zero to 5.0% per annum.

        We purchased PV modules from China New Era with an aggregate price of US$2.1 million and nil in 2012 and 2013, respectively. As of December 31, 2012 and 2013, we had trade-related amounts due to China New Era of US$2.1 million and US$0.2 million, respectively. We did not have any non-trade related amounts due to China New Era as of December 31, 2011, 2012 or 2013.

Transactions with RisenSky Solar and its subsidiaries

        We provided EPC and O&M services as well as sold PV modules with an aggregate revenue of US$26.6 million, US$5.5 million and US$0.5 millionin 2011, 2012 and 2013, respectively, to RisenSky Solar S.a.r.l., or RisenSky Solar, a company in which we hold 30% of its outstanding share capital, and its subsidiaries. See "Business—Our Affiliates" for a discussion of our affiliate arrangements related to RisenSky Solar. As of December 31, 2011, 2012 and 2013, we had trade-related amounts due from RisenSky Solar and its subsidiaries of US$11.3 million, US$8.6 million and US$1.4 million, respectively. These non-trade related amounts consisted of non-trade related amounts due from RisenSky Solar and its subsidiaries of US$2.5 million, US$3.2 million and US$4.9 million, respectively, consisting of unsecured and interest-free loans payable to us.

        As of December 31, 2012 and 2013, we had non-trade related amounts due to RisenSky Solar of nil and US$0.01 million. These non-trade related amounts consisted of unsecured and interest free loans payable to RisenSky.

        In 2013, we recognized investment and other income of US$0.4 million in connection with compensation for logistics arrangement in relation to Pipeline + EPC services. Such income resulted from the reimbursement of expenses from RisenSky Solar. These non-trade related amounts consisted of the payment of expenses incurred in the course of our provision of Pipeline + EPC services to RisenSky Solar in prior years.

Transactions with Panquick Ltd.

        We purchased project permits with an aggregate price of US$0.3 million in 2011 from Panquick Ltd., or Panquick, a company 50% owned by Mr. Su. Payment was made in 2012. As of December 31, 2011, 2012 and 2013, we had trade-related amounts due to Panquick of US$0.3 million, nil and nil, respectively, and non-trade related amounts due to Panquick of nil, nil and US$0.2 million, respectively. These non-trade related amounts consisted of unsecured and interest-free loans payable to Panquick.

        We did not have any amounts due from Panquick as of December 31, 2011, 2012 or 2013.

Transactions with Sky Solar (Hong Kong) International Co., Ltd.

        We purchased PV modules with an aggregate price of US$1.6 million and nil, in 2012 and 2013, respectively, from Sky Solar (Hong Kong) International Co., Ltd., or Sky Solar (Hong Kong), a company wholly owned by Mr. Su. As of December 31, 2011, 2012 and 2013, we had non-trade related amounts due to Sky Solar (Hong Kong) of US$10.7 million, US$5.2 million and US$13.9 million, respectively. These non-trade related amounts consisted of unsecured and interest-free loans payable to Sky Solar (Hong Kong).

        As of December 31, 2011, 2012 and 2013, we had non-trade related amounts due from Sky Solar (Hong Kong) of US$2.3 million, nil and US$0.4 million. These non-trade related amounts consisted of unsecured and interest-free loans payable to us.

Transactions with Sky Solar Holdings Co., Ltd.

        We received the funds from Sky Solar Holdings as shareholder loan amounting to US$20.7 million, US$36.0 million and US$34.5 million in 2011, 2012 and 2013, respectively. All of such current and non-current balances were unsecured. Included in the current balances as of December 31, 2012 were amounts of US$10.0 million, which carried interest at 0.3% per annum. Included in the non-current balances as of December 31, 2011 and 2012 were amounts of US$2.5 million and US$5.2 million, respectively, which carried interest at 6.0% and 6.0% per annum, respectively. We did not have any amounts due to Sky Solar Holdings as of December 31, 2013, as Sky Solar Holdings waived repayment of all the balances due from us on December 31, 2013. As of December 31, 2013, we had an amount due from Sky Solar Holdings of US$13.3 million, which carried interest at 3% per annum.

Transactions with Sky Solar New Energy Investment Limited

        We purchased PV modules with an aggregate price of nil and US$0.5 million in 2012 and 2013, respectively, from Sky Solar New Energy Investment Limited, or Sky Solar New Energy, a company wholly owned by Mr. Su. As of December 31, 2011, 2012 and 2013, we had non-trade related amounts due to Sky Solar New Energy of nil, US$1.4 million and US$3.6 million, respectively. These non-trade related amounts consisted of unsecured and interest-free loans payable to Sky Solar New Energy.

        We also received consulting services from Sky Solar New Energy with an aggregate price of nil, US$1.4 million, and US$1.7 million in 2011, 2012 and 2013 respectively. As of December 31, 2011, 2012 and 2013, we had non-trade related amounts due from Sky Solar New Energy of nil, nil and US$1.2 million, respectively. These non-trade related amounts consisted of unsecured and interest-free loans extended to Sky Solar New Energy and payable to us.

Short-term Unsecured Loans from and to Affiliate Companies

        The following table includes material short-term, unsecured loans from certain of our affiliate companies from time to time primarily for general corporate and working capital purposes for the dates indicated.

	As of December 31,
	2011	2012	2013
	(US$ in thousands)
SWL Flash Bright Limited(1)	921	940	—
Sky Solar (Hong Kong)	10,715	5,195	13,932
Sky Global Solar S.A.(2)	106	—	163
ChaoriSky Solar	—	111	—
Sky Solar New Energy Investment Limited(3)	39	1,447	3,620
Tany International (Baoding) Solar Electric Co., Ltd.	—	—	10
Panquick Ltd.	—	—	230
Beijing Sky Solar Investment Management Co., Ltd.(4)	—	—	3,803
RisenSky Solar and its subsidiaries	—	—	9

*
These unsecured loans generally have a term of up to one-year and bear interest at prevailing market interest rates ranging from nil to 5.0 per annum.

(1)
A company indirectly wholly owned by Ms. Su.

(2)
A company 40% owned by Mr. Su.

(3)
A company controlled by Mr. Su.

(4)
A company controlled by Mr. Su.

        The following table includes short-term, unsecured loans to certain of our affiliate companies from time to time primarily for their general corporate and working capital purposes.

	As of December 31,
	2011	2012	2013
	(US$ in thousands)
Sky Solar (Hong Kong)	2,340	—	363
Sky Solar (Shanghai) Co., Ltd.(1)	241	—	—
ChaoriSky Solar	2,841	7,400	—
RisenSky Solar	1,750	2,324	4,031
China New Era	—	6,893	381
Sky Solar New Energy Investment Limited(2)	—	—	1,234
SWL Flash Bright Power Limited	—	6	6
Tany International (Hong Kong) Co., Ltd.(3)	—	—	916

*
These unsecured loans generally have a term of up to one-year and bear interest at prevailing market interest rates ranging from nil to 5.0 per annum.

(1)
A company that was controlled by Mr. Su as of December 31, 2011 but ceased to be controlled by Mr. Su in 2012.

(2)
A company controlled by Mr. Su.

(3)
A company controlled by Mr. Su.

Employment Agreements

        See "Management—Employment Agreements."

Equity Incentive Plan

        See "Management—Equity Incentive Plan."

Registration Rights

        See "Description of Share Capital—Registration Rights."

Securities Issuances

        For a discussion of our recent securities issuances involving certain of our related parties, see "Corporate History and Structure" and "Description of Share Capital—History of Securities Issuances".

DESCRIPTION OF SHARE CAPITAL

        We were incorporated as an exempted company on August 19, 2013 Our affairs are currently governed by our amended and restated memorandum and articles of association and the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which we refer to as the Companies Law below.

        As of the date hereof, our authorized share capital is US$50,000, divided into 500,000,000 ordinary shares with a par value of US$0.0001 each. As of the date of this prospectus, there is one ordinary share issued and outstanding.

        We have adopted our first amended and restated memorandum and articles of association, which will become effective upon completion of this offering.

        The following are summaries of material provisions of our first amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. You should read our first amended and restated memorandum and articles of association, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Ordinary Shares

        The following discussion primarily concerns our ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in accordance with the provisions of the deposit agreement in order to exercise shareholders' rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See "Description of American Depositary Shares—Voting Rights."

        All of our outstanding ordinary shares are fully paid and non-assessable and issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

        General meetings may be called only by [the chairman of our board of directors or a majority of our board of directors] and may not be called by any other person.

Meetings

        Shareholders' meetings may be convened by [a majority of our board of directors or chairman]. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

        Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to the Companies Law, it will be deemed to have been duly called, if it is so agreed (a) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; and (b) in the case of any other meeting, by a majority in number of the shareholders holding not less than 95% in nominal value of the issued shares giving that right.

        No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders' meetings.

        A corporation being a shareholder shall be deemed for the purpose of our first amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

        The quorum for a separate general meeting of the holders of a separate class of shares is described in "—Modification of Rights" below.

        Our first amended and restated articles of association do not allow our shareholders to approve matters to be determined at shareholders' meetings by way of written resolutions without a meeting.

Voting Rights

        In respect of all matters requiring a shareholders' vote, each ordinary share is entitled to one vote. Voting at any shareholders' meeting, or on a poll, is by show of hands of shareholders who are present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) for each fully paid share of which such shareholders hold.

        No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or installments due by such shareholder to us have been paid.

        If a clearing house (or its nominee(s)) or a central depositary entity, being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually in a show of hands.

        While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of our company, it is not a concept that is accepted as an ordinary practice in the Cayman Islands, and our company has made no provisions in our first amended and restated articles of association to allow cumulative voting for such elections.

Calls on Shares and Forfeiture of Shares

        Subject to our first amended and restated memorandum and articles of association which will become effective upon completion of this offering and to the terms of allotment, our directors may from time to time make such calls upon the members in respect of any amounts unpaid on the shares held by them. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Protection of Minority Shareholders

        The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and regarding which the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

        In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

        Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of our affairs in the future, (b) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (c) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (d) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

        Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our first amended and restated articles of association.

Pre-Emption Rights

        There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our first amended and restated memorandum and articles of association.

Liquidation Rights

        Subject to any future shares which are issued with specific rights, (a) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (b) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

        If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Variation of Rights

        Alterations to our first amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders' meeting.

        If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The provisions of our first amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at the adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

        The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Alteration of Capital

        We may from time to time by ordinary resolution in accordance with the Companies Law alter the conditions of our first amended and restated memorandum of association to:

  •
  increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

  •
  consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;

  •
  cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

  •
  sub-divide our shares or any of them into shares of smaller amount than is fixed by our first amended and restated memorandum of association, subject nevertheless to the Companies Law, so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and

  •
  divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.

        We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

        Subject to any applicable restrictions set forth in our first amended and restated articles of association, including, for example, the board of directors' discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the [NASDAQ][NYSE] or in another form that our directors may approve.

        Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

  •
  the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of share;

  •
  the instrument of transfer is properly stamped (in circumstances where stamping is required); and

  •
  fee of such maximum sum as the [NASDAQ][NYSE] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice requirement of the [NASDAQ][NYSE], be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Register of Members

        In accordance with Section 48 of the Companies Law, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at the office of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

        The depositary will be included in our register of members as the only holder of the ordinary shares underlying the ADSs in this offering. The shares underlying the ADSs are not shares in bearer form, but are in registered form and are "non-negotiable" or "registered" shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Law.

        In the event that we fail to update our register of members, the recourse of investors is directly to the depositary under the terms of the deposit agreement, which is governed by New York law. The depositary will have recourse against us under the terms of the deposit agreement, and also will hold a share certificate evidencing the depositary as the registered holder of shares underlying the ADSs. Further, Section 46 of the Companies Law provides for recourse to be available to our investors in case we fail to update our register of members. In the event we fail to update our register of member, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

Share Repurchases

        We are empowered by the Companies Law and our first amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our first amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the [NASDAQ][NYSE], the SEC or by any other recognized stock exchange on which our securities are listed.

Dividends

        Subject to the Companies Law, our company in a general meeting or our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

        Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

        Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

        Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

        No dividend or other money payable by us on or in respect of any share shall bear interest against us.

        In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (a) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (b) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our shareholders may, upon the recommendation of our directors, by ordinary resolution resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

        Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

        All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

        Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

        We are entitled to sell any shares of a shareholder who is untraceable, provided that:

  •
  all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

  •
  we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

  •
  we, if so required by the rules of the [NASDAQ][NYSE], have caused an advertisement to be published in newspapers in accordance with such applicable rules giving notice of our intention to sell these shares, and a period of three months (or such shorter period as permitted under the applicable rules) has elapsed since such advertisement.

        The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Inspection of Books and Records

        Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

History of Securities Issuance

        The following is a summary of the securities issuance by one of our indirect shareholders, Sky Solar Holdings and our parent company Sky Power Group in the past three years.

        We received funds from Sky Solar Holdings as shareholder loans in the amount of US$20.7 million, US$35.5 million and US$34.5 million in 2011, 2012 and 2013. The money was raised by Sky Solar Holdings as follows:

  •
  In January 2012, Sky Solar Holdings issued convertible promissory notes, or collectively the 2012 notes, with an aggregate principal amount of US$4.8 million and US$0.2 million, respectively, to our Series A preferred shareholders, IDG-ACCEL China Capital L.P. and IDG-ACCEL China Capital Investors L.P., respectively.

  •
  In March 2013, Sky Solar Holdings issued 14,333,333 Series C preferred shares to Sino-Century HX Investments Limited at a subscription price of US$21.5 million, and issued 3,333,333 Series C preferred shares to Permal Select Opportunities Ltd. at a subscription price of US$5.0 million.

  •
  In June 2013, Sky Solar Holdings issued convertible promissory notes, or the 2013 notes, in the aggregate amount of US$15.7 million to a number of existing shareholders and new investors. In addition, the Series A preferred shareholders, IDG-ACCEL China Capital L.P. and IDG-ACCEL China Capital Investors, L.P., received convertible promissory notes with an aggregate principal amount of US$5.6 million and US$0.3 million, respectively, in the issuance of the 2013 notes in consideration for the cancellation of the 2012 notes. The maturity date of the 2013 notes is June 2015. If our initial public offering is completed prior to the maturity date, the 2013 notes will be converted into our ordinary shares at the conversion price of US$1.50 per share.

        The preferred shareholders of Sky Solar Holdings enjoy a number of special rights customary to private investors, including right of first refusal, tag-along right, anti-dilution right, redemption right, put option right, drag-along right, etc. All of these special rights terminate upon our initial public offering.

        We received funds from Sky Power Group as shareholder loans in the amount of US$26.6 million and US$5.0 million in 2013 and the three months ended March 31, 2014, respectively. The money was raised as follows:

  •
  From November 2013 to December 2013, Sky Power Group issued five convertible promissory notes, or the second 2013 notes, in the aggregate amount of US$26.6 million to a number of existing shareholders and new investors. The maturity date of the second 2013 notes is 2 years from their respective date of issuance. If our initial public offering is completed prior to the maturity date, the second 2013 notes will be converted into the ordinary shares of Sky Power Group at the conversion price of US$1.50 per share.

  •
  From January 2014 to April 11, 2014, Sky Power Group issued convertible promissory notes, or the first 2014 notes, in the aggregate amount of US$5.0 million to an existing shareholder and a new investor. The maturity date of the first 2014 notes is two years from their respective date of issuance. If our initial public offering is completed prior to the maturity date, the first 2014 notes will be converted into the ordinary shares of Sky Power Group at the conversion price of US$1.50 per share.

Differences in Corporate Law

        The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

        The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and (a) authorization by a special resolution of the members of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company's articles of association.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that it may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Proposals

        Cayman Islands laws do not provide shareholders with an express right to put any proposal before the annual meeting of shareholders. By contrast, in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings. With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. The Companies Law does not provide shareholders with an express right to put forth any proposal before the annual meeting of the shareholders. However, depending on what is stipulated in a company's articles of association, shareholders in an exempted Cayman Islands company may make proposals in accordance with the relevant notice provisions. For shares that are represented by ADSs, the depositary in many cases may be the only shareholder. In such cases, only the depositary has the direct right to requisition a shareholders' meeting. However, unless otherwise provided in the deposit agreement, the holders of the ADSs generally do not have the right to petition the depositary to requisition a shareholders' meeting or to put forth shareholder proposals through the depositary.

Shareholders' Suits

        In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

  •
  a company is acting or proposing to act illegally or beyond the scope of its authority;

  •
  the act complained of, although not beyond the scope of the company's authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; or

  •
  those who control the company are perpetrating a "fraud on the minority".

Corporate Governance

        Cayman Islands laws do not restrict transactions with directors but a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and a director is required to exercise a duty of care, a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company also owes to the company a duty to act with skill and care. Under our first amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the [NASDAQ][NYSE] or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Indemnification

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        Under our first amended and restated memorandum and articles of association, we may indemnify our directors, officers or any trustee acting in relation to the affairs of our company against all actions, proceedings, costs, charges, losses, damages and expenses which they may incur or sustain by reason of their acting as our directors, officers or trustee, except for any matters in respect of any fraud or dishonesty which may attach to any of the said persons.

        We entered into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our first amended and restated articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                                             , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                         shares (or a right to receive                        shares) deposited with the principal                                    office of                                    , as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at                                     .                                     's principal executive office is located at                                    .

        You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTCm pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For Directions on how to obtain copies of those documents, see "Where You Can Find Additional Information".

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

        Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation". The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

        Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

        Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

        If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

        U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

        Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs at the depositary's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders' meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

        Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

        The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.05 (or less) per ADSs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

         [                                    , as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.]

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the shares that are not distributed to you	The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new
Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

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  are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

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  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  •
  When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares.

  •
  When you owe money to pay fees, taxes and similar charges.

  •
  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while our ADSs have been approved for listing on the [NASDAQ][NYSE], we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have            outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters' option to purchase additional ADSs. Of that amount,            ordinary shares, including ordinary shares represented by ADSs, will be publicly held by investors participating in this offering, and            ordinary shares will be held by our existing shareholders, who may be our "affiliates" as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

        All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable by persons other than our "affiliates" in the United States without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our "affiliates" may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

        The            ordinary shares held by existing shareholders are, and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock up Agreements

        We have agreed that, without the prior written consent of            , we will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

  •
  file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise.

        These restrictions do not apply to:

  •
  the sale of ordinary shares in the form of ADSs to the underwriters; and

  •
  the issuance by us of ordinary shares issuable upon the exercise of options pursuant to our share option scheme.

        Each of our directors, executive officers, existing shareholders and holders of our stock options have agreed that, without the prior written consent of            , on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

        These restrictions do not apply to:

  •
  transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the closing of this offering; and

  •
  certain other transfers of ordinary shares, including to immediate family members, trusts, partners, members or controlled affiliates.

        After the expiration of the lock up agreements, the ordinary shares subject to the lock up agreements, and ADSs representing such shares, will be freely eligible for sale in the public market as described below.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned "restricted securities" within the meaning of Rule 144 for at least six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned "restricted securities" for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

        A person who is deemed to be an affiliate of ours and who has beneficially owned "restricted securities" for at least six months would be entitled to sell, within any three month period, a number of shares that is not more than the greater of:

  •
  1.0% of the number of our ordinary shares then outstanding, which will equal approximately             million ordinary shares immediately after this offering; or

  •
  the average weekly reported trading volume of our ADSs on the [NASDAQ][NYSE] during the four calendar weeks preceding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

        Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

        In addition, in each case, these shares would remain subject to lock up arrangements and would only become eligible for sale when the lock up period expires.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non affiliates may sell these shares in reliance on Rule 144 subject only to its manner of sale requirements. However, the Rule 701 shares would remain subject to lock up arrangements and would only become eligible for sale when the lock up period expires.

Registration Rights

        Upon closing of this offering, the holders of            of our ordinary shares or their transferees (or the holders of             of our ordinary shares or their transferees, if the underwriters exercise in full the option to purchase additional ADSs) will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above.

 TAXATION

        The following discussion of the material Cayman Island and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

        In the opinion of Shearman & Sterling LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences of an investment in our ADSs or ordinary shares. This discussion is applicable to U.S. Holders (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. For purposes of this discussion you are a "U.S. Holder" if you are a beneficial owner of an ADS or ordinary share that is:

  •
  an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This discussion does not address all U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

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  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a U.S. expatriate or former U.S. citizen or long-term resident;

  •
  a person who actually or constructively owns 10% or more of our voting stock; or

  •
  a person whose "functional currency" is not the U.S. dollar.

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

        The discussion below is based upon the provisions of the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities are subject to change, which could apply retroactively, and could affect the U.S. federal income tax consequences discussed below. In addition, this discussion assumes that the deposit agreement, and any other related agreements, will be performed in accordance with their terms.

        This discussion does not address all of the U.S. federal income tax consequences that may apply to you in light of your particular circumstances. Moreover, this discussion does not address any state, local or non-U.S. tax consequences, the alternative minimum tax or any aspects of U.S. federal tax law other than income taxation. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

        If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Distributions

        Subject to the discussion under "Passive Foreign Investment Company" below, the gross amount of distributions will be includible in your income as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect that a distribution will generally be reported as a dividend even if that distribution (or a portion thereof) would otherwise be treated as a tax-free return of capital or as capital gain. Such dividends will be taxable on the date of receipt by the depositary in the case of ADSs, or on the date of receipt by you in the case of ordinary shares. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code for dividends received from other U.S. corporations.

        Dividends received from a qualified foreign corporation are generally treated as qualified dividends provided that an investor holds the stock for at least 61 days within a specified 121-day period beginning on the date which is 60 days before the ex-dividend date. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Department of the Treasury guidance indicates that ordinary shares (or ADSs backed by such shares) are considered to be readily tradable on an established securities market in the United States if they are listed on the [NASDAQ][NYSE], as our ADSs (but not our ordinary shares)

are expected to be. In addition, in order to be treated as a qualified foreign corporation, we must neither be a PFIC nor be treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. Qualified dividends received by non-corporate U.S. investors are taxed at the rates applicable to long-term capital gains, which are currently lower than the rates applicable to ordinary income. You should consult your own tax advisors regarding the application of these rules given your particular circumstances. There can be no assurance that we will be a qualified foreign corporation at the time any future dividend is paid.

        Dividends will constitute non-U.S. source income for U.S. foreign tax credit purposes and generally will be "passive category" income or, in the case of U.S. Holders such as members of a financial services group predominantly engaged in the active conduct of a banking, insurance, financing or similar business, may be "general category" income. Subject to certain holding period and other requirements, any foreign withholding taxes on dividends may be eligible for a foreign tax credit. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

Sale, Exchange or Other Disposition

        Subject to the discussion under "Passive Foreign Investment Company" below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Your tax basis in the ADS or ordinary shares will generally be the cost of such ADSs or ordinary shares. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are long-term capital gains, which are currently taxed at rates lower than the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. In particular, if you are a non-corporate U.S. Holder, the excess of your capital losses over your capital gains in any year may generally only be used to offset the first US$3,000 of your ordinary income, with any balance being carried forward indefinitely for use in subsequent years, subject to the same limitations. If you are a corporate U.S. Holder, you may use capital losses only to offset your capital gains, with unused capital losses carried back three years and carried forward five years. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss for foreign tax credit purposes. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit in your particular circumstances.

Passive Foreign Investment Company

        Based on the current and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not currently expect to be a PFIC for our current taxable year ending December 31, 2014 or the foreseeable future. However, because our PFIC status for a taxable year will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (based on an average of quarterly values) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents that are received from unrelated parties in connection with the active conduct of a trade or business) and gains from the disposition of passive assets. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the

PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

        The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the projected market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are classified as a PFIC, our ADSs or ordinary shares will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes certain elections with respect to the ADSs or ordinary shares.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets. If you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file Internal Revenue Service, or IRS, Form 8621 (or any other form specified by the U.S. Department of the Treasury) on an annual basis as described in the Instructions for Form 8621, subject to certain exceptions based on the value of PFIC stock held. If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

        If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, or a lower-tier PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        In lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs, but not ordinary shares, provided the ADSs are listed on the [NASDAQ][NYSE], which constitutes a qualified exchange. There can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

        If you make an effective mark-to-market election for the first taxable year in which you hold our ADSs, you will include as ordinary income in each year that we are a PFIC the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any distribution that we make would generally be subject to the rules discussed above under "—Distributions," except that the lower rate applicable to qualified dividend income would not apply. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

        Alternatively, a U.S. investor in a PFIC can mitigate the tax consequences described above by electing to treat the PFIC as a "qualified electing fund" under Section 1295 of the Code. This option is not available to you because we do not intend to provide the information necessary to permit you to make this election.

        You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are a PFIC in any taxable year.

Information Reporting and Backup Withholding

        Information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (or through U.S.-related financial intermediaries), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. U.S. Holders who are required to provide their taxpayer identification number or establish their exempt status can provide such information and certification on IRS Form W-9.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

        Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and U.S. Treasury regulations promulgated thereunder, non-corporate U.S. Holders that hold "specified foreign financial assets," as defined in the U.S. Treasury regulations, (which may include our ADSs or ordinary shares) other than in an account at a U.S. financial institution or the U.S. branch of a non-U.S. bank or insurance company are required to report information relating to such assets, subject to applicable exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of our ADSs or ordinary shares.

UNDERWRITING

        We intend to offer the ADSs through the underwriters                and FBR Capital Markets & Co. are acting as the representatives of the underwriters named below. Subject to the terms and conditions described in the underwriting agreement among us[, the selling shareholders] and the underwriters, we[and the selling shareholders] have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us[and the selling shareholders], the number of ADSs listed opposite their respective names below.

        The address of                                    is                                     .

Underwriters	Number of ADSs

FBR Capital Markets & Co.

Total

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs is purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We [and the selling shareholders] have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to any payments the underwriters may be required to make in respect of these liabilities.

        The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents.

        Certain of the underwriters are not U.S.-registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the securities in the United States, they will do so through one or more U.S.-registered broker-dealers, which may be affiliates of such underwriters, in accordance with the applicable U.S. securities laws and regulations, and as permitted by Financial Industry Regulatory Authority regulations.

        [The selling shareholders, and any broker-dealer executing sell orders on behalf of the selling shareholders, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933.] Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act.

Commissions and Discounts

        The representatives have advised us[and the selling shareholders] that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of US$            per ADS. The underwriters may allow, and the dealers may re-allow, a discount not in excess of US$            per ADS

to other dealers. After the initial public offering, the public offering price, concession and discount or any other term of the offering may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us [and the selling shareholders]. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per ADS	No Exercise of Option	Full Exercise of Option
Public offering price
Underwriting discount
Proceeds, before expenses, to us
[Proceeds, before expenses, to the selling shareholders]

        The expenses of the offering, not including the underwriting discount, are estimated at US$            and are payable by us [and the selling shareholders].

Over-allotment Option

        We [and the selling shareholders] have granted an option to the underwriters to purchase up to an additional                         ADSs at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise the option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter's initial amount reflected in the above table.

[Reserved ADSs

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to                        ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

No Sales of Similar Securities

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

        Our executive officers, directors and existing shareholders and holders of our stock options have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, whether any of these transactions are to be settled by delivery of our ADSs, ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

[NYSE/Nasdaq Global Market] Listing

        We expect the ADSs to be approved for listing on [the New York Stock Exchange/Nasdaq Global Market] under the symbol "SKYS." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of ADSs to a minimum number of beneficial owners as required by that exchange.

        Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined through negotiations between us[, the selling shareholders] and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenue;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the [New York Stock Exchange/Nasdaq Global Market], in the over-the-counter market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

        A prospectus in electronic format may be made available on the Internet web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on the web sites of, or any other web sites maintained by, any underwriter or a selling group member, if any, participating in this offering, is not part of the prospectus or the registration statement of which the prospectus forms a part. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our shareholders. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net revenue of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Any person making or intending to make any offer of ADSs within the European Economic Area should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ADSs contemplated in this prospectus.

        For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Relevant Member State, by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offer of ADSs contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

  (a)
  it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  (b)
  in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in the United Kingdom

        In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

        This document, as well as any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including but not limited to this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

        This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in the PRC

        This prospectus has not been and will not be circulated or distributed in the PRC, and our ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Hong Kong

        This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The ADSs will not be offered or sold in Hong Kong other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in the Cayman Islands

        This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

Notice to Prospective Investors in Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia ("Commission") pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than Ringgit 250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds Ringgit 3.0 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding Ringgit 300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of Ringgit 400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding Ringgit 10.0 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10.0 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Service s and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Service s and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities.

        This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

 EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us [and the selling shareholders]. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$
[NASDAQ Global Select Market Listing Fee][NYSE Listing Fee]
FINRA Filing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

        Expenses will be borne in proportion to the numbers of ADSs sold in the offering by us [and the selling shareholders], respectively.

 LEGAL MATTERS

        The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Shearman & Sterling LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers, Dill & Pearman (Cayman) Limited. Shearman & Sterling LLP may rely upon Conyers, Dill & Pearman (Cayman) Limited with respect to matters governed by Cayman Islands law.

EXPERTS

        The financial statements included in this Prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein in the Registration Statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The offices of Deloitte Touche Tohmatsu Certified Public Accountants LLP are located at 30/F, Bund Center, East Yan An Road, Shanghai 200002, People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. Beginning with the fiscal year ending December 31, 2014, we will be required to file our annual report on Form 20-F within 120 days after the end of each fiscal year. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1 800 SEC 0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC's website at www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

SKY POWER HOLDINGS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SKY POWER HOLDINGS LTD.

        We have audited the accompanying consolidated statements of financial position of Sky Power Holdings Ltd. (the "Company") and its subsidiaries (collectively referred as the "Group") as of December 31, 2011, 2012 and 2013, and the related consolidated statements of profit or loss and other comprehensive income (expense), changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China

April 14, 2014

SKY POWER HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (EXPENSE)

		Year ended December 31,
	Notes	2011	2012	2013
		USD	USD	USD
Revenue	6	83,127,413	203,756,541	36,457,478
Cost of sales and services		(59,148,876)	(142,432,530)	(29,270,244)

Gross profit		23,978,537	61,324,011	7,187,234
Impairment loss on IPP solar parks	22(B)	—	—	(21,644,909)
Impairment loss on receivables	20	(181,693)	(629,254)	(3,521,222)
Selling expenses		(487,740)	(635,040)	(847,596)
Administrative expenses		(15,292,594)	(24,006,949)	(25,030,294)
Other operating income		1,573,400	789,005	483,649

Profit (loss) from operations		9,589,910	36,841,773	(43,373,138)
Investment income	8	514,388	955,154	959,699
Other gains and losses	9	(770,273)	(1,569,712)	(3,487,977)
Finance costs	10	(138,405)	(1,132,391)	(2,351,852)
Other expenses	11	—	(1,599,926)	(2,265,842)
Share of losses of associates	24	(113,673)	—	—

Profit (loss) before taxation	12	9,081,947	33,494,898	(50,519,110)
Income tax expense	13	(1,991,428)	(6,629,551)	(3,371,860)

Profit (loss) for the year		7,090,519	26,865,347	(53,890,970)

Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations		(2,877,211)	1,030,999	(351,735)

Total comprehensive
income (expense) for the year		4,213,308	27,896,346	(54,242,705)

Profit (loss) for the year attributable to owners of the Company		7,090,590	26,865,282	(53,800,777)
(Loss) profit for the year attributable to non-controlling interests		(71)	65	(90,193)

		7,090,519	26,865,347	(53,890,970)

Total comprehensive income (expense) attributable to:
Owners of the Company		4,213,485	27,896,348	(54,163,122)
Non-controlling interests		(177)	(2)	(79,583)

		4,213,308	27,896,346	(54,242,705)

Earnings (loss) per share—Basic	15	7,090,590	26,865,282	(53,800,777)

Earnings (loss) per share—Diluted	15	7,090,590	26,865,282	(53,800,777)

 SKY POWER HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			Year ended December 31,
	Notes		2011	2012	2013
			USD	USD	USD
Current assets:
Cash and cash equivalents	16		9,004,319	22,237,082	9,741,999
Restricted cash	16		2,265,967	5,821,693	2,275,109
Amounts due from customers for contract work	17		35,070,676	18,307,707	1,333,067
Amount due from Sky Solar Holdings Co., Ltd.	18		—	—	13,266,837
Amounts due from other related parties	19		28,895,545	89,538,546	21,854,009
Trade and other receivables	20		21,760,443	73,375,137	66,706,569
Inventories	21		140,884,063	29,410,947	7,683,464

			237,881,013	238,691,112	122,861,054

Non-current assets:
Property, plant and equipment	22(A	)	1,260,569	1,128,624	1,143,897
IPP solar parks	22(B	)	—	43,394,734	119,505,619
Intangible assets	23		423,734	544,644	636,537
Interests in associates	24		1,624,600	—	—
Amounts due from other related parties	19		2,566,338	4,083,332	2,683,231
Deferred tax assets	25		311,278	2,696,888	3,448,768
Other non-current assets			417,723	322,554	987,663

			6,604,242	52,170,776	128,405,715

Total assets			244,485,255	290,861,888	251,266,769

Current liabilities:
Trade and other payables	26		185,493,772	93,990,363	57,684,232
Amounts due to Sky Solar Holdings Co., Ltd.	18		58,421,860	91,173,066	—
Amounts due to other related parties	27		12,127,643	10,899,845	21,988,079
Amounts due to customers for contract work	17		894,491	3,491,686	1,234,213
Taxes payable			2,276,067	12,786,774	9,671,601
Borrowings	28		3,000,000	38,759,970	40,074,998

			262,213,833	251,101,704	130,653,123

Non-current liabilities:
Borrowings	28		—	18,166,818	16,400,277
Amounts due to other related parties	27		—	—	796,437
Amounts due to Sky Solar Holdings Co., Ltd.	18		2,515,536	5,215,049	—
Other non-current liabilies	29		—	—	5,312,768

			2,515,536	23,381,867	22,509,482

Total liabilities			264,729,369	274,483,571	153,162,605

Total assets less total liabilities			(20,244,114)	16,378,317	98,104,164

(Deficit) equity:
Share capital	30		—	—	—
(Deficit) Reserves			(20,323,795)	16,298,638	98,104,068

(Deficit)/Equity attributable to
owners of the Company			(20,323,795)	16,298,638	98,104,068
Non-controlling interests			79,681	79,679	96

Total (deficit) equity			(20,244,114)	16,378,317	98,104,164

Total liabilities and equity			244,485,255	290,861,888	251,266,769

SKY POWER HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share capital	Share-based compensation reserve	Translation reserve	Accumulated losses	Additional paid-in capital	Legal reserve	Total	Non- controlling interests	Total
	USD	USD	USD	USD	USD	USD	USD	USD	USD
			(Note a)			(Note b)
At January 1, 2011	—	18,738,452	1,929,796	(53,333,656)	—		(32,665,408)	79,858	(32,585,550)

Profit (loss) for the year	—	—	—	7,090,590	—		7,090,590	(71)	7,090,519
Other comprehensive expense for the year	—	—	(2,877,105)	—	—		(2,877,105)	(106)	(2,877,211)

Total comprehensive (expense) income for the year	—	—	(2,877,105)	7,090,590	—		4,213,485	(177)	4,213,308

Share-based compensation	—	8,128,128	—	—	—		8,128,128	—	8,128,128

At December 31, 2011	—	26,866,580	(947,309)	(46,243,066)	—		(20,323,795)	79,681	(20,244,114)

Profit for the year	—	—	—	26,865,282	—		26,865,282	65	26,865,347
Other comprehensive income (expense) for the year	—	—	1,031,066	—	—		1,031,066	(67)	1,030,999

Total comprehensive income (expense) for the year	—	—	1,031,066	26,865,282	—		27,896,348	(2)	27,896,346

Share-based compensation	—	8,726,085	—	—	—		8,726,085	—	8,726,085

At December 31, 2012	—	35,592,665	83,757	(19,377,784)	—		16,298,638	79,679	16,378,317

Loss for the year	—	—	—	(53,800,777)	—		(53,800,777)	(90,193)	(53,890,970)
Other comprehensive (expense) income for the year	—	—	(362,345)	—	—		(362,345)	10,610	(351,735)

Total comprehensive expense for the year	—	—	(362,345)	(53,800,777)	—		(54,163,122)	(79,583)	(54,242,705)

Share-based compensation	—	5,128,900	—	—	—	—	5,128,900	—	5,128,900
Contribution of amounts due to Sky Power Holdings Co., Ltd. (Note 18)	—	—	—	—	130,839,652	—	130,839,652	—	130,839,652
Transfer to legal reserve	—	—	—	(394,771)	—	394,771	—	—

At December 31, 2013	—	40,721,565	(278,588)	(73,573,332)	130,839,652	394,771	98,104,068	96	98,104,164

Notes:

a.
Exchange differences relating to the translation of the net assets of the Group's (as defined in note 1) foreign operations from their functional currencies to the presentation currency of the Group's consolidated financial statements are recognized directly in other comprehensive income (exepnse) and accumulated in the translation reserve. Such exchange differences accumulated in the translation reserve are reclassified to profit or loss on the disposal of the foreign operations.

b.
As stipulated by the relevant laws and regulations for foreign investment enterprises in the Czech Republic ("Czech") and the Kingdom of Spain ("Spain"), companies established in Czech and Spain are required to maintain a legal reserve fund which is non-distributable. Appropriations to such reserve is made out of profit after taxation of the statutory financial statements of these companies at rate of 10% until up to 20% of the equity share of the companies. The legal reserve fund can be used to make up prior year losses, if any, and can be applied in conversion into capital by means of capitalization issue.

 SKY POWER HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2011	2012	2013
		USD	USD	USD
Operating activities
Profit (loss) before taxation		9,081,947	33,494,898	(50,519,110)
Adjustments for:
Interest income		(115,409)	(551,954)	(781,072)
Finance costs		138,405	1,132,391	2,351,852
Depreciation of property, plant and equipment		330,906	304,953	283,221
Depreciation of IPP solar parks		—	2,473,637	4,394,696
Amortization of intangible assets		35,057	99,577	101,168
Warranty provision		450,499	307,983	648,463
Share of losses of associates		113,673	—	—
Share-based compensation		8,128,128	7,352,091	4,575,622
Loss on disposal of property, plant and equipment		63,449	—	1,475
Loss on disposal of intangible assets		185	—	192,327
Impairment loss on IPP solar parks		—	—	21,644,909
Impairment loss on receivables		181,693	629,254	3,521,222
Gain on disposal of a subsidiary	33	(575,964)	—	(985,873)
Unrealized gain from sales to associates	24	11,885,279	2,889,804	—

Operating cash flows before movements in working capital		29,717,848	48,132,634	(14,571,100)
(Increase) decrease in inventories		(93,616,930)	88,401,988	6,154,910
Increase in trade and other receivables		(17,637,770)	(49,659,750)	(12,772,081)
(Increase) decrease in amounts due from other related parties		(21,723,692)	(51,192,192)	5,228,524
(Increase) decrease in amount due from customers for contract work		(35,070,676)	16,762,969	16,974,640
Increase (decrease) in trade and other payables		138,923,598	(91,811,392)	(18,406,865)
Increase (decrease) in amount due to other related parties		347,567	2,859,557	(2,985,693)
Increase (decrease) in amounts due to customers for contract work		894,491	2,597,195	(2,257,473)

Cash from (used in) operations		1,834,436	(33,908,991)	(22,635,138)
Income taxes paid		(308,801)	(516,486)	(5,952,475)

Net cash generated from (used in) operating activities		1,525,635	(34,425,477)	(28,587,613)

 SKY POWER HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

		Year ended December 31,
	Notes	2011	2012	2013
		USD	USD	USD
Investing activities
Withdrawal of restricted cash		3,176,521	2,265,967	5,821,693
Placement of restricted cash		(2,265,967)	(5,821,693)	(2,275,109)
Collection of advance to other related parties		10,852,856	6,450,462	17,138,051
Advance to other related parties		(7,398,383)	(17,418,265)	(6,045,921)
Interest income received		115,409	551,954	781,072
Purchases of property, plant and equipment		(631,129)	(534,852)	(605,711)
Purchases of intangible assets		(408,364)	(283,373)	(372,017)
Payments for IPP solar parks and additions in other non-current assets		(388,966)	(20,555,442)	(35,257,378)
Proceeds from disposal of property, plant and equipment		—	97,452	861,639
Proceeds from disposal of intangible assets		—	62,777	—
Advance from Sky Solar Holdings Co., Ltd.		—	—	(13,266,837)
Investment in associates		(13,623,552)	(1,265,204)	—
Disposal of subsidiaries	33	(3,190,231)	—	(31,126)
Acquisition of subsidiaries	32	—	—	22,936

Net cash used in investing activities		(13,761,806)	(36,450,217)	(33,228,708)

Financing activities
Proceeds from bank borrowings		—	56,926,788	—
Repayment of bank borrowings		(141,860)	—	(2,080,905)
Proceeds from other borrowings		3,000,000	—	1,629,392
Repayment of other borrowings		(110,089)	(3,000,000)	—
Advance from Sky Solar Holdings Co., Ltd.		20,652,950	35,450,719	34,451,537
Advance from other related parties		38,921	21,842,766	17,382,864
Repayment of advance from other related parties		(5,517,324)	(25,930,121)	(2,989,428)
Amounts owed to third parties	29	—	—	5,312,768
Interest paid		(138,405)	(1,132,391)	(2,351,852)

Net cash generated from financing activities		17,784,193	84,157,761	51,354,376

Net increase (decrease) in cash and cash equivalents		5,548,022	13,282,067	(10,461,945)
Cash and cash equivalents at beginning of the year		5,615,300	9,004,319	22,237,082
Effects of exchange rate changes on the balance of cash held in foreign currencies		(2,159,003)	(49,304)	(2,033,138)

Cash and cash equivalents at end of the year, represented by cash and cash equivalents		9,004,319	22,237,082	9,741,999

Supplemental information of non-cash transactions:

        The Group recognized amounts due to Sky Solar Holdings Co., Ltd. with an aggregate carrying amount of approximately USD130.8 million as additional paid-in capital as of December 31, 2013. Details are set out in note 18.

        Details of other non-cash transactions regarding the acquisition and disposal of subsidiaries are set out in notes 32, 33, 34 and 35, respectively.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATION INFORMATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

        Sky Power Holdings Ltd. (the "Company") was incorporated on August 19, 2013 as an exempted company with limited liability in the Cayman Islands under the Companies Law of the Cayman Islands. Concurrent with the establishment of the Company, the Company became the holding company of Sky Solar Power Ltd., which is a limited liability entity incorporated in the British Virgin Islands ("BVI") and its subsidiaries (together with the Company hereinafter collectively referred to as the "Group"). Sky Solar Holdings Co., Ltd. ("Sky Solar Holdings") which is controlled by Mr. Su Weili ("Mr. Su" or the "Founder"), the founder of the Group, was the holding company of Sky Solar Power Ltd. immediately before the establishment of the Company. The immediate holding company of the Company is Sky Power Group Ltd., which was incorporated on June 24, 2013 as an exempted company with limited liability in the Cayman Islands. The ultimate holding company is Flash Bright Power Ltd., which is a private limited entity established in the BVI and is controlled by Mr. Su. Accordingly, the assets and liabilities of the Group are the same immediately before and after the reorganization. This legal reorganization, whereby the Company and Sky Power Group Ltd. were established as intermediate entities between Sky Solar Holdings and Sky Solar Power Ltd., through a one-to-one share swap, has been accounted for as a reorganization of entities under common control. The assets and liabilities of the Group are the same immediately before and after the legal reorganization and the financial statements of the Company have been presented as if the legal reorganization was consummated on the first date of the periods presented.

        The Company is an investment holding company. The subsidiaries of the Company are principally engaged in the following activities: (i) sell electricity generated from solar parks owned by the Group as independent power producer ("IPP"); (ii) pipeline (including obtaining permits required for solar power projects and sourcing of solar modules) and provide engineering, construction and procurement services ("Pipeline plus EPC"); (iii) provide operating and maintenance services for solar parks ("Provision of O&M services"); (iv) sales of solar modules and (v) build and transfer of solar parks ("BT"). During the three years ended December 31, 2013, the Group acquired and disposed of certain equity interests in entities for the purpose of acquiring or disposing permits (including related costs capitalized during the course of obtaining permits) and solar parks under construction, which were classified as inventories of the Group, in its normal course of business. The disposal of the equity interests in these entities and the related consideration paid and costs incurred for the acquisition were accounted for as revenue and costs of sales, respectively. Details of transactions are set out in notes 34 and 35.

        The consolidated financial statements are presented in United States dollars ("USD"), which is the functional currency of the Company. The functional currencies of the subsidiaries of the Company are the currencies in which the transactions of principal operations of each subsidiary are predominantly denominated.

        The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company's ability to operate profitably, generate cash flows from operations and/or arrange adequate financing to support its working capital requirements. At December 31, 2011, December 31, 2012 and December 31, 2013, the Group's current liabilities exceeded its current assets by approximately USD24.3million, USD12.4 million and USD7.8 million, respectively. In addition, for the years ended December 31, 2012

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. CORPORATION INFORMATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and December 31, 2013, the Group incurred negative cash flows from operations of approximately USD34.4 million and USD28.6 million, respectively, and incurred net losses of approximately USD53.9 million for the year ended December 31, 2013. These factors raise questions regarding the Company's ability to continue as a going concern. In order to manage the Group's working capital requirements, management reviews the forecasted cash flows of the Group on an on-going basis to ensure that the Group will have sufficient working capital from internally generated cash flows and proceeds from financing activities, if required, in order to fund the Company's working capital and capital expenditures requirements. In addition, subsequent to December 31, 2013, the Group has taken actions in order to increase its working capital. Specifically, the Group has i) obtained additional cash advances from Sky Power Group Ltd. of approximately USD5 million for working capital purposes, which will not be due until such time as the Group has the financial ability to repay the amount and ii) entered into an enforceable agreement pursuant to which Sky Solar (Hong Kong) International Co., Ltd., Sky Solar New Energy Investment Limited and Beijing Sky Solar Investment Management Co., Ltd. which are related parties of the Group (details are set out in Note 27) have undertaken not to demand repayment of debts owed by the Group with aggregate carrying amount of approximately USD21.3 million, until no earlier than one year from the date of this report. Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Company's working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they fall due.

2. APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

        The consolidated financial statements are the first published consolidated financial statements in which the Group makes an explicit and unreserved statement of compliance with International Financial Reporting Standards ("IFRSs") issued by International Accounting Standards Board. This is also the first set of consolidated financial statements prepared and presented by the Group as the Company is incorporated in Cayman Islands and there is no statutory requirement for the Company to prepare and present financial statements.

        The Group has consistently adopted all the IFRSs which are effective for the Group's financial year beginning on January 1, 2011 throughout the periods presented.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

        The Group has not early applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities(1)
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions(2)
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures(3)
IFRS 9	Financial Instruments(3)
IFRS14	Regulatory Deferral Accounts(5)
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities(1)
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets(1)
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting(1)
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle(4)
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle(2)
IFRIC 21	Levies(1)

(1)
Effective for annual periods beginning on or after January 1, 2014

(2)
Effective for annual periods beginning on or after July 1, 2014

(3)
Available for application—the mandatory affective date will be determined when the outstanding phases of IFRS 9 are finalized

(4)
Effective for annual periods beginning on or after July 1, 2014, with limited exceptions

(5)
Effective for first annual IFRS financial statements beginning on or after 1 January 2016

        The Group has not early adopted these new and revised standards, amendments or interpretations in the preparation of the consolidated financial statements. Other than IFRIC 21 "Levies" which the Group is in the process of assessing potential impacts of applying such interpretation to the Group's financial position and performance, the management of the Company anticipate that the application of these new and revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

3. SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements have been prepared in accordance with the accounting policies set out below which are in conformity with IFRSs.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 "Share-based Payment", leasing transactions that are within the scope of IAS 17 "Leases", and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 "Inventories" or value in use in IAS 36 "Impairment of Assets".

        Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

        In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

  •
  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

  •
  Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

  •
  Level 3 inputs are unobservable inputs for the asset or liability.

        These policies have been consistently applied throughout the periods presented.

Basis of consolidation

        The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

  •
  has power over the investee;

  •
  is exposed, or has rights, to variable returns from its involvement with the investee; and

  •
  has the ability to use its power to affect its returns.

        The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

        Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income (expense) from the date the Company gains control until the date when the Company ceases to control the subsidiary.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Profit or loss and each component of other comprehensive income (expense) are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

        Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

        All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

        Non-controlling interests in subsidiaries are presented separately from the Group's equity therein.

Changes in the Group's ownership interests in existing subsidiaries

        Changes in the Group's ownership interests in existing subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

        When the Group loses control of a subsidiary, it (i) derecognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost, (ii) derecognizes the carrying amount of any non-controlling interests in the former subsidiary at the date when control is lost (including any components of other comprehensive income (expense) attributable to them), and (iii) recognizes the aggregate of the fair value of the consideration received and the fair value of any retained interest, with any resulting difference being recognized as a gain or loss in profit or loss attributable to the Group. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income (expense) and accumulated in equity, the amounts previously recognized in other comprehensive income (expense) and accumulated in equity are accounted for as if the Group had directly disposed of the related assets (i.e. reclassified to profit or loss or transferred directly to retained earnings as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Business combinations

        Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

        At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after re-assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquire (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

        Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests' proportionate share of the recognized amounts of the acquiree's identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at their fair value or, when applicable, on the basis specified in another standard.

Investments in associates

        An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

        The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. The financial statements of associates used for equity accounting purposes are prepared using uniform accounting policies as those of the Group for like transactions and events in similar circumstances. Under the equity method, investments in associates are initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group's share of the profit or loss and other comprehensive income (expense) of the associates. When the Group's share of losses of an associate exceeds the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

        Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment.

        Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

        The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group's investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

        Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income (expense) in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income (expense) by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate.

        When a group entity transacts with its associate, profits and losses resulting from the transactions with the associate are recognized in the Group's consolidated financial statements only to the extent of interests in the associate that are not related to the Group. If profits resulting from transactions with the associate during the year that are related to the Group exceed the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the relevant profits are eliminated to the extent of the Group's interest in that associate and the Group should not recognize any further share of profits of that associate. The Group will recognize further share of profits of that associate only when such share of profits exceeds the amount that was not previously eliminated.

Revenue recognition

        Revenue is measured at the fair value of the consideration received or receivable and represents amounts of goods sold and services provided in the normal course of business, net of discounts and sales related taxes, if any.

Electricity generation

        When the Group owns and operates solar parks for the purpose of generating income from the sale of electricity over the life of the solar parks, electricity generation income is classified as revenue. When electricity income is generated from solar parks which the Group holds as inventories, the electricity income is considered incidental and classified as other operating income. Electricity generation income is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably.

Provision of Pipeline plus EPC services

        The provision of Pipeline plus EPC services involves application of permits, sourcing of solar modules, and provision of construction services.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group either applies for the permits required to construct and operate solar parks itself or acquires the permits through the acquisition of the equity interests in project companies, which are typically formed for the specific purpose of holding such permits. In the course of providing Pipeline plus EPC services, the Group sells the permits to customers through the disposal of project companies holding the relevant permits. Revenue from disposing project companies holding permits is recognized when equity interests in the relevant project companies are transferred to customers by the Group at which time control is transferred.

        In addition to revenue from sales of permits as discussed above, the Group also enters into separate contracts with customers for sourcing of modules and provision of construction services for their project companies if it is requested by the customers. Revenue from modules sourced and provision of construction service is recognized in accordance with sales of solar modules and construction contract discussed below.

Provision of services

        Income from provision of O&M service and other administrative service is recognized when services are provided.

Sales of solar modules

        Revenue from the sales of solar modules is recognized when the modules are delivered and titles have passed.

        Solar parks or solar modules are considered delivered and their titles have passed, at the point at which all the following conditions are satisfied:

  •
  the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

  •
  the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

  •
  the amount of revenue can be measured reliably;

  •
  it is probable that the economic benefits associated with the transaction will flow to the Group; and

  •
  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Build and Transfer of Solar Parks

        Revenue from BT represents the sale of completed solar parks and is recognized when titles to the solar parks have been transferred at which point control is passed to the customer.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Others

        Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition.

Construction contracts

        When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized by reference to the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

        When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognized as expenses in the period in which they are incurred.

        When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

        Where contract costs incurred to date plus recognized profits less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized profits less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statement of financial position as a liability under advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position under trade and other receivables.

Inventories

        The Group's inventories mainly comprise permits and related costs capitalized during the course of obtaining permits, solar modules and solar parks under development or completed solar parks that are held for sale by the Group within normal operating cycle which is usually twelve months since their completion of construction.

        Inventories are stated at the lower of cost and net realizable value. Costs of solar modules are calculated using weighted average method. Costs of permits include capitalized costs incurred to obtaining such permits (for example legal expenses, consultancy fees, staff costs and other costs). Costs of solar parks under development include costs relating to solar parks capitalized before construction is completed, such as modules installed and development costs incurred (for example legal expenses, consultancy fees, staff costs and other costs).

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The proceeds from the sale of solar parks held for sale is recognized as revenue of the Group and the carrying amount of the solar parks which is recognized as costs of sales of the Group.

        Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Provisions are made for inventory whose carrying value is in excess of net realizable value. Certain factors could impact the realizable value, so the Group continually evaluates the recoverability based on assumptions about market conditions. The Group regularly reviews the cost against its estimated net realizable value and records lower of cost and net realizable value to cost of sales, if inventories have costs in excess of estimated net realizable values.

IPP solar parks

        IPP solar parks are stated in the consolidated statements of financial position at cost, less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any. Costs include expenditures for solar modules, permits and other direct costs capitalized in the course of construction. Such costs are capitalized starting from the point in time it is determined that development of the IPP solar project is probable.

        Permits and related costs capitalized during the course of obtaining permits and solar parks under development are stated in the consolidated statements of financial position at cost less subsequent accumulated impairment losses, if any.

        Depreciation of completed solar parks commences once the solar parks are successfully connected to grids and begin generating electricity. Depreciation is recognized over their estimated useful lives of the solar parks (less residual value if any), using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

        IPP solar parks are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of solar parks is determined as the difference between the sales proceeds and the carrying amount of the solar parks and is recognized in profit or loss.

        At the end of each reporting period, the Group performs impairment review on IPP solar parks when impairment indicators arise in different regions, if any.

Property, plant and equipment

        Property, plant and equipment are stated in the consolidated statements of financial position at cost, less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

        Depreciation is recognized so as to write off the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Intangible assets

Intangible assets acquired separately

        Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

        An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss in the period when the asset is derecognized.

Leasing

        Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessee

        Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Foreign currencies

        In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (i.e. foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

        Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.

        For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group using exchange rates prevailing at the end of each reporting period. Income and expenses items are

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

translated at the average exchange rates for the year. Exchange differences arising, if any, are recognized in other comprehensive income (expense) and accumulated in equity under the heading of translation reserve (attributed to non-controlling interests as appropriate).

        On the disposal of a foreign operation (i.e. a disposal of the Group's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss. In addition, in relation to a partial disposal of a subsidiary that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. partial disposals of associates that do not result in the Group losing significant influence), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Retirement benefit costs

        Payments to defined contribution retirement benefit plans and state-managed retirement benefit schemes are recognized as expenses when employees have rendered service entitling them to the contributions.

Borrowing costs

        Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

        All other borrowing costs are recognized in profit or loss in the year in which they are incurred.

Taxation

        Income tax expense represents the sum of the tax currently payable and deferred tax.

        The tax currently payable is based on taxable profit for the year. Taxable profit differs from 'profit before taxation' as reported in the consolidated statements of profit or loss and other comprehensive income (expense) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

        Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

        Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

        The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. In addition, Group's subsidiaries have legally enforceable rights to set off a tax asset and tax liability when they relate to income taxes levied by the same taxation authority and the taxation authority permits the Group's subsidiaries to make or receive a single net payment. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

        Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income (expense) or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income (expense) or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Impairment of tangible and intangible assets other than goodwill

        At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

        Recoverable amount is the higher of fair value less costs of disposal and value in use.

        In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Financial instruments

        Financial assets and financial liabilities are recognized in the consolidated statements of financial position when a group entity becomes a party to the contractual provisions of the instrument.

        Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

        Financial assets of the Group mainly consist of loans and receivables.

Effective interest method

        The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

        Income is recognized on an effective interest basis for debt instruments.

Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade and other receivables, amounts due from other related parties, amounts due from Sky Solar Holdings, restricted cash and cash and cash equivalents) are measured at amortized cost using the effective interest method, less any identified impairment losses.

        Interest income is recognized by applying the effective interest rate.

Impairment of financial assets

        Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Objective evidence of impairment could include:

  •
  significant financial difficulty of the issuer or counterparty; or

  •
  breach of contract, such as a default or delinquency in interest or principal payments; or

  •
  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

        For certain categories of financial assets, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 365 days, observable changes in national or local economic conditions that correlate with default on receivables.

        For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the financial asset's original effective interest rate.

        The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and other receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

        For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity instruments

        Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

        An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Financial liabilities at fair value through profit or loss ("FVTPL")

        Financial liabilities are classified as at FVTPL when the financial liabilities are either held for trading or those designated as at FVTPL on initial recognition.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        A financial liability is classified as held for trading if:

  •
  it has been acquired principally for the purpose of selling it in the near term; or

  •
  on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

  •
  it is a derivative that is not designated and effective as a hedging instrument.

        A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

  •
  such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

  •
  the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

  •
  it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

        Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on remeasurement recognized directly in profit or loss in the period in which they arise. The net gain or loss is included in the 'other gains and losses' line item in profit or loss and includes any interest paid on the financial liabilities.

Other financial liabilities

        Other financial liabilities (including trade and other payables, amounts due to other related parties, borrowings, amounts due to Sky Solar Holdings) are subsequently measured at amortized cost using the effective interest method.

Effective interest method

        The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

        Interest expense is recognized on an effective interest basis.

Derecognition

        The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group continues to

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

recognize the asset to the extent of its continuing involvement and recognizes an associated liability. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

        On derecognition of a financial asset in its entirety, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income (expense) and accumulated in equity is recognized in profit or loss.

        The Group derecognizes financial liabilities when, and only when, the Group's obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Share-based compensation

Shares granted to the directors and eligible employees

        For shares granted or transferred by controlling shareholders in exchange of services received by the Group that are conditional within a vesting period, the fair value of services received is determined by reference to the fair values of relevant shares granted or transferred. The fair value of shares granted or transferred at the date of grant or date of transfer is expensed as share-based compensation on a straight-line basis over the vesting period, with a corresponding increase in equity (share-based compensation reserve). The forfeitures will be estimated to adjust over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such original estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

        At the time when the shares were cancelled during the vesting period, the Group accounts for the cancellation as an acceleration of vesting, and recognizes immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period. The amount previously recognized in share-based compensation reserve will remain in that reserve.

Shares granted to non-employees

        Shares issued in exchange of services are measured at the fair values of the services received, unless that fair value cannot be reliably measured, in which case the services received are measured by reference to the fair value of the shares issued. The fair values of the services received are recognized as expenses, with a corresponding increase in equity (share capital and share premium), when the counterparties render services, unless the services qualify for recognition as assets.

Share options granted to eligible employees

        Share options granted by controlling shareholders in exchange for service received by the Group are measured by reference to the fair value of the share options granted. The fair value of services received is expensed as share-based compensation on a straight-line basis over the vesting period with a corresponding increase in equity (share-based compensation reserve).

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        At the end of each reporting period, the Group revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the original estimates during the vesting period, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

        When share options are exercised, the amount previously recognized in equity will be recognized in share capital and share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized equity will be remained in the share-based compensation reserve.

4. KEY SOURCES OF ESTIMATION UNCERTANTY

        In the application of the Group's accounting policies, the management of the Company are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(a)   Impairment of trade and other receivables, amounts due from other related parties and amounts due from Sky Solar Holdings.

        When there is an objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). In the event the expected actual future cash flows are less than the amount owed, a material impairment loss may arise. The carrying amounts of the Group's trade and other receivables as at December 31, 2011, December 31, 2012 and December 31, 2013 are approximately USD21,760,443, USD73,375,137 and USD66,706,569, net of allowance of doubtful debts of USD181,693, USD810,947 and USD4,332,169, respectively. The carrying amounts of the Group's amounts due from other related parties as at December 31, 2011, December 31, 2012 and December 31, 2013 were USD31,461,883, USD93,621,878 and USD24,537,240. The carrying amounts of the Group's amounts due from Sky Solar Holdings as at December 31, 2011, December 31, 2012 and December 31, 2013 were nil, nil and USD13,266,837.

(b)   Provision of inventories

        Inventories are valued at the lower of cost and net realizable value. Also, the Group regularly inspects and reviews its inventories to identify slow-moving and obsolete inventories. When the Group identifies items of inventories which have a net realizable value that is lower than its carrying amount or are slow-moving or obsolete, the Group will write down inventories in that year. The carrying amount of the Group's inventories as at December 31, 2011, December 31, 2012 and December 31,

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. KEY SOURCES OF ESTIMATION UNCERTANTY (Continued)

2013 are approximately USD140,884,063, USD29,410,947 and USD7,683,464, respectively. No provision of inventories is made by the Group during the periods presented.

(c)   Revenue based on percentage of completion basis and assessment of the outcome of construction contracts

        The Group performs as a contractor for the construction of solar parks and in this capacity, undertakes Pipeline plus EPC responsibilities. This may include sales of permits required for pipeline projects, project design, supply of modules, convertors and other equipment for building and construction. Revenue and costs for provision of construction services are recognized by reference to the stage of completion of the contract activity at the end of each reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total budgeted costs, which are principally derived based on the size of projects, expected costs of materials and expected fluctuation in price of these materials, labor costs to be incurred and expected delivery schedules of work. The contract costs incurred for the work performed is the accumulated actual cost incurred on the projects. The Group recognizes contract revenue and profit on a construction contract according to the management's estimation of the total outcome of the projects as well as the percentage of completion of construction works. Notwithstanding that the management reviews and revises the estimates of both contract revenue and costs for the construction contract as the contract progresses, the actual outcome of the contract in terms of its total revenue and costs may be higher or lower than the estimations and this will affect the revenue and profit recognized.

        During the year ended December 31, 2011, December 31, 2012 and December 31, 2013, revenue derived from provision of Pipeline plus EPC services were approximately USD64,054,885, USD180,231,067 and USD17,496,682 , respectively. The carrying amounts of the amounts due from customers for contract work, which represented contract costs incurred to date plus recognized profits less recognized losses exceed progress billings to customers, as at December 31, 2011, December 31, 2012 and December 31, 2013 were approximately USD35,070,676, USD18,307,707 and USD1,333,067, respectively. The carrying amounts of the amounts due to customers for contract work at December 31, 2011, December 31, 2012 and December 31, 2013 were approximately USD894,491, USD3,491,686 and USD1,234,213, respectively.

(d)   Provision of impairment losses in relation to IPP solar parks

        IPP solar parks are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any. When there is an objective evidence of impairment loss, such as changes of technological advancement, changes of regulatory policies for solar industry, damages of solar park due to natural disaster or economic performance of the IPP solar parks is, or will be, worse than expected, etc, the Group takes into consideration the estimation of future cash flows. The amount of the impairment is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition).

        The carrying amounts of the Group's IPP solar parks as at December 31, 2011, December 31, 2012 and December 31, 2013, net of impairment losses, are approximately nil, USD43,394,734 and USD119,505,619, respectively. The Group recognized impairment losses in relation of IPP solar parks

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. KEY SOURCES OF ESTIMATION UNCERTANTY (Continued)

during the year ended December 31, 2011, December 31, 2012 and December 31, 2013 was nil, nil and USD21,644,909, respectively, which was triggered by the deterioration of the financial condition of our customer which ultimately culminated in a change of law which reduced the feed-in-tariff policy in effect by 30% in the regions where the solar parks are located.

5. FINANCIAL INSTRUMENTS

(a)   Categories of financial instruments

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Loans and receivables:
Trade and other receivables	9,805,906	57,851,763	56,859,287
Amounts due from other related parties	31,461,883	93,621,878	24,537,240
Amount due from Sky Solar Holdings	—	—	13,266,837
Restricted cash	2,265,967	5,821,693	2,275,109
Cash and cash equivalents	9,004,319	22,237,082	9,741,999

Total loans and receivables	52,538,075	179,532,416	106,680,472

Financial liabilities
Liabilities at amortized cost:
Trade and other payables	179,407,278	87,998,898	49,304,336
Amounts due to other related parties	12,127,643	10,899,845	22,784,516
Borrowings	3,000,000	56,926,788	56,475,275
Amounts due to Sky Solar Holdings	60,937,396	96,388,115	—

Total liabilities at amortized cost	255,472,317	252,213,646	128,564,127

Liabilities at FVTPL
Other non-current liabilities	—	—	5,312,768

(b)   Financial risk management objectives and policies

        The Group's activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. This note presents information about the Group's exposure to each of these risks, and the objectives, policies and processes for measuring and managing them.

        The management of the Company have the overall responsibility for the establishment and oversight of the Group's risk management framework. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate and foreign exchange rate to determine market risk.

        Risk management is carried out under policies approved by the management of the Company. The finance department identifies and evaluates financial risks in close co-operation with the Group's operating units. The management of the Company provide written principles for overall risk

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. FINANCIAL INSTRUMENTS (Continued)

management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk and liquidity risk.

Currency risk

        Certain investment holding companies of the Group transact in their respective foreign currencies, i.e. Euro ("EURO"). In addition, the intragroup loans are denominated in USD, which is the foreign currency of certain operating Group's subsidiaries.

        Certain monetary assets and liabilities of the Group's subsidiaries denominated in currencies other than their respective functional currencies, including the USD and EURO. The following table presents these monetary assets and liabilities in USD at the end of each reporting period using the exchange rates as of the end of the reporting period:

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Restricted cash	—	70,900	—
Cash and cash equivalents	680,918	198,775	2,847,326
Trade and other receivables	7,585,636	6,423,899	196,094
Amount due from other related parties	8,001,240	—	214,788

Total financial assets	16,267,794	6,693,574	3,258,208

Trade and other payables	1,428,943	1,380,875	9,013,777
Borrowings	3,000,000	10,000,000	9,350,000
Amounts due to other related parties	16,216	16,541	10,000
Amounts due to Sky Solar Holdings	60,937,396	96,388,115	—
Intragroup loans (note)	558,570	14,000,000	13,000,000

Total financial liabilities	65,941,125	121,785,531	31,373,777

Note:
The balances represented loans between intragroup entities denominated in USD, which is not the functional currency of the Group's subsidiaries, as at the end of reporting period. Other than these intragroup loans, all assets and liabilities disclosed above are denominated in EURO at the end of each reporting period.

        The Group's subsidiaries are mainly exposed to the foreign currency risk with respect to the EURO and USD. The following table details sensitivity of the Group's subsidiaries and the Company to a 5% increase and decrease in their respective functional currencies against respective foreign currencies. The 5% sensitivity rate used represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the end of each reporting period for a 5% change in respective functional currencies of the Group's subsidiaries. A positive number below indicates a decrease in post-tax loss or an increase in post-tax profit where their respective functional currencies strengthen 5% against foreign currencies. For a 5% weakening of their respective functional

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. FINANCIAL INSTRUMENTS (Continued)

currencies against foreign currencies, there would be an equal and opposite impact on the profit or loss and the balances below would be negative.

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
EURO	1,917,260	4,054,156	799,115
USD	21,805	561,451	687,271

        The Group currently does not have a foreign currency hedging policy but monitors its foreign risks and will consider hedging significant foreign currency exposure should they determine it appropriate.

Interest rate risk

        The Group's cashflow interest rate risk relates primarily to variable-rates on restricted cash, cash and cash equivalents and borrowings. It is the policy of the Group to keep its restricted cash, cash and cash equivalents and borrowings at floating rates of interest so as to minimize the interest rate risk.

        The Group's fair value interest rate risk relates mainly to fixed-rate borrowings and amounts due to Sky Solar Holdings.

        The Company is of the view that reasonably possible changes in interest rates for the relevant financial instruments will not result in material changes to the financial position or results of the Group. As such, no detailed sensitivity analysis is set forth.

Credit risk

        The Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amounts of the respective recognized financial assets as stated in the consolidated statements of financial position of the Group.

        In order to minimize and account for the exposure to credit risk, the management of the Company has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. This includes carrying out reviews the recoverable amount of each individual debtor at the end of each reporting period to ensure that adequate impairment losses are made for amounts considered irrecoverable. The Group will negotiate with the counterparties of the debts for settlement plans should the need arise.

        The Group's credit risk primarily relates to trade and other receivables, restricted cash, cash and cash equivalents, amount due from Sky Solar Holdings and amounts due from other related parties. The management of the Company generally grants credit only to customers and related parties with good credit ratings and also closely monitors overdue debts.

        The credit risk of the Group as at December 31, 2011 is concentrated on trade receivables from one of the Group's customers, which is engaged in solar industry in Canada, that amounted to approximately USD7 million and accounted for over 80% of the Group's total trade receivables. The credit risk of the Group as at December 31, 2012 is concentrated on trade receivables from two of the Group's major customers, which are engaged in the solar industry in the Peoples' Republic of China

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. FINANCIAL INSTRUMENTS (Continued)

("PRC") and overseas countries, that amounted to approximately USD41.7 million and accounted for over 88.3% of the Group's total trade receivables. The credit risk of the Group as at December 31, 2013 is concentrated on trade receivables from another customer, which is engaged in solar industry in solar industry in the PRC and overseas countries, that amounted to approximately USD33.4 million and accounted for over 74.5% of the Group's total trade receivables. They have good credit quality with reference to the track records under internal assessment by the Group. In order to minimize the credit risk, the management of The Company continuously monitor the level of exposure by frequent review of the credit evaluation of the financial condition and credit quality of its customers and banks to ensure that prompt actions will be taken to lower exposure.

        The credit risk of the Group as at December 31, 2011, December 31, 2012 and December 31, 2013 on balances with related parties is concentrated on two, three and three related parties, respectively, which are engaged in solar industry in the PRC and overseas countries and amounted to approximately USD28.8 million, USD93.6 million and USD22.0 million, representing 91.8%, 99.9% and 89.7%, respectively, of the Group's total balances from related parties. The management of the Group delegates a team to monitor repayment process from the related parties. Negotiation on time frame of and assets for settlement will be carried out by the management of the Group with related parties upon due dates of such balance.

        The credit risk on amount due from Sky Solar Holdings is limited, because the Group assessed the financial position of Sky Solar Holdings regularly and considers such debtor is financially strong.

        The credit risk on liquid funds of the Group is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies and good reputation. The Group does not have concentration of credit risk on liquid funds at the end of each reporting period.

Liquidity risk

        The management of the Group manages liquidity risk by closely and continuously monitoring their financial positions. When there is a need, the Group obtains advances from its parent company. Also, the related parties undertake not to demand repayment of debts owed by the Group until the Group is in a position to do so. Funds are raised from external third parties, if any, to finance construction of IPP solar parks held for own use of the Group. The management of the Group reviews the forecasted cash flows on an on-going basis to ensure that the Group will be able to meet its financial obligations falling due and have sufficient capital for operation and expansion. Maturity of financial obligations will be re-negotiated with creditors. Also, the management of the Group will consider raising proceeds from financing activities, if required, in order to fund the Group's working capital and capital expenditure requirements and to meet its short term debt obligations and other liabilities and commitments as they become due.

        The following tables detail the Group's remaining contractual maturity for its financial liabilities based on the agreed repayment terms. The table has been drawn up based on the undiscounted cash

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. FINANCIAL INSTRUMENTS (Continued)

flows, including both principal and interest, of financial liabilities based on the earliest date on which the Group can be required to pay.

	Weighted average effective interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
	%	USD	USD	USD	USD	USD	USD
At December 31, 2011
Trade and other payables	N/A	179,407,278	—	—	—	179,407,278	179,407,278
Amounts due to other related parties	N/A	12,127,643	—	—	—	12,127,643	12,127,643
Borrowings—interest-free	N/A	3,000,000	—	—	—	3,000,000	3,000,000
Amounts due to Sky Solar Holdings	0.25%	58,421,860	—	—	3,270,197	61,692,057	60,937,396

		252,956,781	—	—	3,270,197	256,226,978	255,472,317

At December 31, 2012
Trade and other payables	N/A	87,998,898	—	—	—	87,998,898	87,998,898
Amounts due to other related parties	N/A	10,899,845	—	—	—	10,899,845	10,899,845
Borrowings—variable rate	3.87%	1,682,344	1,682,344	1,682,344	20,188,127	25,235,159	19,126,637
Borrowings—fixed rate	2.54%	38,258,704	—	—	—	38,258,704	37,800,151
Amounts due to Sky Solar Holdings	0.32%	91,173,066	—	2,816,876	3,962,688	97,952,630	96,388,115

		230,012,857	1,682,344	4,499,220	24,150,815	260,345,236	252,213,646

At December 31, 2013
Trade and other payables	N/A	49,304,336	—	—	—	49,304,336	49,304,336
Amounts due to other related parties	N/A	22,784,516	—	—	—	22,784,516	22,784,516
Borrowings—variable rate	3.87%	1,609,185	1,609,185	1,609,185	17,678,709	22,506,264	17,354,485
Borrowings—fixed rate	1.65%	39,438,814	—	—	—	39,438,814	39,120,790

		113,136,851	1,609,185	1,609,185	17,678,709	134,033,930	128,564,127

        The amounts included above for variable interest rate instruments for non-derivative financial liabilities are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of each reporting period.

        The following table details the Group's liquidity analysis for its financial liabilities at FVTPL, representing liabilities recorded by the Group during the year ended December 31, 2013 for an arrangement with the Parties (defined in details in note 29), as at December 31, 2013. The table is presented based on the undiscounted projected cash outflows on such instruments that management of

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. FINANCIAL INSTRUMENTS (Continued)

the Group expects to settle. The liquidity analysis for the Group's financial liabilities at FVTPL was prepared based on the management's understanding of the timing of the cash flows of the derivatives.

	Weighted average effective interest rate	<1 year	1 - 2 years	2 - 3 years	>3 years	Total undiscounted cash flows	Total carrying amount
	%	USD	USD	USD	USD	USD	USD
At December 31, 2013
Other non-current liabilities	N/A	482,164	425,340	445,832	6,816,295	8,169,631	5,312,768

        No liquidity analysis for such financial instruments as at December 31, 2011 and December 31, 2012 was presented due to the fact that there were no such outstanding instruments.

Fair value measurements

        Some of the Group's financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used), as well as the level of the fair value hierarchy into which the fair value measurements are categorized (levels 1 to 3) based on the degree to which the inputs to the fair value measurements is observable.

Financial liabilities	Fair value as at December 31, 2013	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable inputs
1) Other non-current liabilities classified as other financial instruments in the consolidated statements of financial position	Other non-current liabilities—USD5,312,768	Level 3
Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic cash outflows to be derived, based on an appropriate discount rate.
Weighted average cost of capital (WACC), determined using a Capital Asset Pricing Model at 4.8% per annum. (Note)
Long-term pre-tax operating margin, taking into account management's experience and knowledge of market conditions of the specific industries.

Note:
An increase in the WACC used in isolation would result in a decrease in the fair value measurement of other non-current liabilities and vice versa. A 5% increase in the WACC holding all other variables constant would decrease the carrying amount of other non-current liabilities by approximately USD100,000.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. FINANCIAL INSTRUMENTS (Continued)

        The management of the Group consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

        There is no change in fair value of other non-current liabilities during the year ended December 31, 2013.

        There were no transfers between Level 1 and Level 2 in the years ended December 31, 2011, December 31, 2012 and December 31, 2013.

Fair value measurements and valuation processes

        In estimating the fair value of the financial assets and liabilities of the Group, the management of the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the management of the Group performs the valuation themselves with competent and qualified team members. The team establishes the appropriate valuation techniques and inputs to the model. The Chief Financial Officer reports the valuation findings to the board of directors of the Company regularly to explain the cause of fluctuations in the fair value of the related financial assets and liabilities.

        Information about the valuation techniques and inputs used in determining the fair value of the financial assets and liabilities are disclosed above.

(c)   Capital management

        The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balances.

        The capital structure of the Group consists of net debt (which includes borrowings and net of cash and cash equivalents) and equity attributable to owners of the Company (comprising issued share capital, share premium and other reserves) and to a limited extent, minority interests.

        The Group reviews the capital structure regularly. As part of this review, consideration is given to the cost of capital and the risks associated with each class of capital and will attempt to balance its overall capital structure through raising additional capital and overall use of bank borrowings.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. REVENUE

        The Group's revenue streams are mainly composed of Pipeline plus EPC services, BT, sales of solar modules, O&M services and income from the sale of electricity generated by IPP solar parks. The following table summarizes the categories of the Group's revenue:

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Provision of Pipeline plus EPC services Sales of permits (note iv)	38,452,345	26,350,557	—
Sourcing and sales of solar modules as part of the EPC services (note iv)	—	32,753,369	—
Provision of construction services (note v)	25,602,540	121,127,141	17,496,682

	64,054,885	180,231,067	17,496,682
O&M services (notes i and v)	—	—	4,651,850
Electricity generation income (notes ii and iv)	—	4,515,255	8,019,859
BT (notes iii and iv)	—	—	3,965,500
Sales of solar modules (note iv)	19,072,528	19,010,219	2,323,587

	83,127,413	203,756,541	36,457,478

Notes:

(i)
The Group commenced provision of O&M service during the year ended December 31, 2013.

(ii)
The Group commenced earning of electricity generation income since the year ended December 31, 2012.

(iii)
The Group conducted BT business in fiscal years prior to the periods presented and did not sell any solar parks in the two years ended December 31, 2012.

(iv)
Represented the sales of goods.

(v)
Represented the rendering of services.

7. SEGMENT INFORMATION

        Operating segments are defined as components of a group entity about which discrete financial information is available for regular evaluation by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the executive team.

        The executive team regularly reviews revenue analysis and the Group's consolidated results for the periods presented for the purposes of resource allocation and performance assessment. As no other discrete financial information is available for the assessment of different business activities, no segment information is presented other than entity-wide disclosures.

        Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has one operating segment which is the development and operation of solar parks and related business activities.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. SEGMENT INFORMATION (Continued)

Geographical information

        The Group's operations are located in the respective countries of domicile of the Group's subsidiaries. The principal operations of the Group include the Republic of Bulgaria ("Bulgaria"), the Federal Republic of Germany ("Germany"), the Hellenic Republic ("Greece"), Czech, Japan, Spain, the Republic of Italy ("Italy"), Canada and Hong Kong during the periods presented.

        Information about the Group's revenue from external customers is presented based on the location of the operations. Information about the Group's non-current assets is presented based on the geographical location of the assets.

	Revenue from external customers Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Bulgaria	34,669,436	41,667,405	1,663,894
Canada	9,949,312	8,811,613	4,571,953
Germany	10,701,323	18,244,347	766,638
Czech	—	3,958,458	3,570,993
Greece	21,223,449	129,713,609	18,449,385
Japan	5,008,354	659,324	6,497,981
Spain	1,575,539	590,961	670,078
Italy	—	110,824	266,556

	83,127,413	203,756,541	36,457,478

	Non-current assets (note) At December 31,
	2011	2012	2013
	USD	USD	USD
Czech	1,624,600	23,287,233	20,855,924
Spain	952,219	7,455,557	11,872,844
PRC	342,513	217,759	725,220
Bulgaria	322,735	501,727	178,854
Japan	19,646	2,566,096	37,503,454
Canada	248,183	118,754	104,091
Greece	46,219	8,789,581	48,710,796
Other countries	170,511	2,453,849	2,322,533

	3,726,626	45,390,556	122,273,716

Note:
Non-current assets excluded deferred tax assets and amounts due from other related parties.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. SEGMENT INFORMATION (Continued)

Information about major customers

        Revenue from customers during the periods presented contributing over 10% of the total sales of the Group for each of the respective reporting periods are as follows:

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Customer A	29,256,329	87,291,254	*
Customer B	26,636,555	*	*
Customer C	*	37,910,053	11,555,470
Customer D	*	40,676,234	*

*
The corresponding revenue does not contribute over 10% of the total revenue of the Group in the respective reporting periods.

8. INVESTMENT INCOME

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Interest income	115,409	270,932	325,193
Interest income from amounts due from related parties	—	281,022	455,879
Others	398,979	403,200	178,627

	514,388	955,154	959,699

9. OTHER GAINS AND LOSSES

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Gain on disposal of subsidiaries (Note 33)	575,964	—	985,873
Net foreign exchange losses	(1,159,035)	(1,569,712)	(4,082,555)
Others	(187,202)	—	(391,295)

	(770,273)	(1,569,712)	(3,487,977)

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. FINANCE COSTS

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Interest on:
Bank borrowings	—	781,613	1,521,993
Other borrowings	—	53,804	9,291
Amounts due to Sky Solar Holdings	138,405	296,974	820,568

Total borrowing costs	138,405	1,132,391	2,351,852

11. OTHER EXPENSES

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Legal and professional fees (note)	—	1,537,398	1,608,060
Others	—	62,528	657,782

	—	1,599,926	2,265,842

Note:
The amount mainly represented legal and professional expenses incurred for the preparation of the listing (the "IPO") of the Company's shares.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. PROFIT (LOSS) BEFORE TAXATION

        Profit (loss) before taxation has been arrived at after charging:

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Depreciation of property, plant and equipment	330,906	304,953	283,221
Amortization of intangible assets	35,057	99,577	101,168
Depreciation of solar parks	—	2,473,637	4,394,696
Auditor's remuneration	339,240	901,628	926,516
Directors' emoluments:
Salaries and other benefits	391,275	482,651	310,236
Retirement benefits scheme contributions	16,199	21,827	14,569
Share-based compensation	1,119,178	2,390,960	2,897,236

	1,526,652	2,895,438	3,222,041

Others staff:
Other staff costs	6,977,632	4,392,031	5,192,856
Retirement benefits scheme contributions	1,078,233	755,350	614,396
Share-based compensation	5,593,295	3,962,065	1,181,210

	13,649,160	9,109,446	6,988,462

Total staff costs	15,175,812	12,004,884	10,210,503

13. INCOME TAX EXPENSE

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Current tax	2,299,427	8,442,995	3,243,243
Deferred tax (Note 25)	(307,999)	(1,813,444)	128,617

	1,991,428	6,629,551	3,371,860

        Income tax of Bulgaria, Germany and Hong Kong is calculated at 10%, 30% and 16.5%, respectively, of the estimated assessable profit of respective Group's subsidiaries for the periods presented. Income tax of Greece is calculated at 20%, 20% and 26% of the estimated assessable profit of respective Group Subsidiaries for the years ended December 31, 2011, December 31, 2012 and December 31, 2013, respectively. Income tax of Canada for the year ended December 31, 2011 is calculated at 28.0% and the two years ended December 31, 2013 is calculated at 26.5% of the estimated assessable profit of the respective Group's subsidiaries. Income tax of Japan is calculated at 40.1%, 38.0% and 38.0% of the estimated assessable profit of respective Group's subsidiaries for the years ended December 31, 2011, December 31, 2012 and December 31, 2013, respectively. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. INCOME TAX EXPENSE (Continued)

        The taxation for the year can be reconciled to the profit (loss) before taxation per the consolidated statements of profit or loss and other comprehensive income as follows:

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Profit (loss) before taxation	9,081,947	33,494,898	(50,519,110)

Tax at the average income tax rate (2011: 10%, 2012: 20%, 2013: 16.5%)	908,195	6,698,980	(8,335,653)
Tax effect of expenses not deductible	1,523,571	4,030,159	7,780,986
Tax effect of tax losses not recognized	225,295	4,581,545	5,383,389
Utilization of tax losses previously not recognized	(916,090)	(1,991,664)	(68,841)
Effect of different tax rates of subsidiaries operating in other jurisdictions	250,457	(6,689,469)	(1,388,021)

	1,991,428	6,629,551	3,371,860

Note:
The domestic tax rate (which is the income tax rate of Bulgaria, Greece and Hong Kong during the year ended December 31, 2011, December 31, 2012 and December 31, 2013, respectively) in the jurisdictions where the operation of the Group was substantially based in the periods presented is used.

14. DIVIDENDS

        No dividend was paid or proposed during the periods presented, nor has any dividend been proposed since the end of the each reporting period.

15. EARNINGS (LOSS) PER SHARE

        The calculation of the basic earnings (loss) per share attributable to the owners of the Company is based on the following data:

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Earnings (loss)
Earnings (loss) for the purpose of basic and diluted earnings (loss) per share	7,090,590	26,865,282	(53,800,777)

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Number of shares
Number of ordinary share for the purpose of basic and diluted earnings (loss) per share	1	1	1

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. EARNINGS (LOSS) PER SHARE (Continued)

        Diluted earnings (loss) per share are the same as basic earnings (loss) per share as the Company did not have any equity instruments that have dilutive effect on earnings (loss) per share during the periods presented.

16. RESTRICTED CASH AND CASH AND CASH EQUIVALENTS

        Restricted cash of the Group represented deposits placed in banks mainly for the purpose to arrange letter of credits to be used in the course of delivering Pipeline plus EPC services where there are minimum working capital requirements requested by banks for certain Group's subsidiaries. All these deposits will be released from banks upon completion of the Pipeline plus EPC services which the Group renders in the normal operating cycle and therefore the restricted cash balances are classified as current assets.

        The ranges of effective interest rates of the Group's restricted cash are as follows:

At December 31,
	2011	2012	2013
	USD	USD	USD
Effective interest rate:
Fixed-rate	0.25% - 1.65%	0% - 4.75%	0% - 4.7%
Variable-rate	0% - 0.1%	0% - 2.4%	0% - 2.4%

        Cash and cash equivalents of the Group carry interests at market rates which range from 0% to 2.4%, 0% to 0.5% and 0% to 1.75% per annum, respectively, during the year ended December 31, 2011, December 31, 2012 and December 31, 2013.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	At December 31,
	2011	2012	2013
	USD	USD	USD
Contracts in progress at the end of the reporting period
Contract costs incurred plus recognized profit less recognized losses	56,869,280	45,192,980	1,765,804
Less: progress billings	(22,693,095)	(30,376,959)	(1,666,950)

	34,176,185	14,816,021	98,854

	At December 31,
	2011	2012	2013
	USD	USD	USD
Analysed for reporting purposes as:
Amounts due from contract customers	35,070,676	18,307,707	1,333,067
Amounts due to contract customers	(894,491)	(3,491,686)	(1,234,213)

	34,176,185	14,816,021	98,854

        As at December 31, 2011, December 31, 2012 and December 31, 2013, advances received from customers for contract work amounted to nil, USD375,000 and nil, respectively.

        There were no retentions held by customers for contract work at the end of each reporting period.

18. AMOUNT(S) DUE FROM (TO) SKY SOLAR HOLDINGS

	At December 31,
	2011	2012	2013
	USD	USD	USD
Amount due from Sky Solar Holdings:
—Current	—	—	13,266,837

Amounts due to Sky Solar Holdings:
—Current	58,421,860	91,173,066	—
—Non-current	2,515,536	5,215,049	—

	60,937,396	96,388,115	—

        The balances were unsecured.

        Included in the current balances as at December 31, 2012 was an amount of approximately USD10 million, which carried interest at 0.3% per annum, with contractual period of one year. The remaining current balances of amounts due to Sky Solar Holdings as at December 31, 2011 and December 31, 2012 were non-interest bearing and repayable on demand.

        The non-current balances of amounts due to Sky Solar Holdings as at December 31, 2011 and December 31, 2012 included carrying amount of USD2,515,536 and USD5,215,049 carried interest of 6.0% and 6.0% per annum, respectively and would have matured fully in 2015 to 2016 and in 2015 to 2017, respectively.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. AMOUNT(S) DUE FROM (TO) SKY SOLAR HOLDINGS (Continued)

        On December 31, 2013, the Company and Sky Solar Holdings entered into an agreement pursuant to which Sky Solar Holdings waived repayment of all balances due from the Group. As a result, amounts due to Sky Solar Holdings with an aggregate amount of approximately USD130.8 million was recorded as a contribution to equity and classified as additional paid in capital in the consolidated statement of changes in equity.

19. AMOUNTS DUE FROM OTHER RELATED PARTIES

		At December 31,
	Notes	2011	2012	2013
		USD	USD	USD
Current:
Trade
Chaorisky Solar (defined in note 24) and its subsidiaries		10,417,640	30,487,165	—
Risensky Solar (defined in note 24) and its subsidiaries		11,306,052	8,591,178	1,435,889
China New Era and its subsidiaries	a	—	33,837,541	13,487,487

		21,723,692	72,915,884	14,923,376
Non-Trade
Sky Solar (Hong Kong) International Co., Ltd.	b	2,339,808	—	362,550
Sky Solar (Shanghai) Co., Ltd.	c	241,285	—	—
Chaorisky Solar (defined in note 24) and its subsidiaries		2,841,160	7,399,528	—
RisenSky Solar (defined in note 24) and its subsidiaries	d	1,749,600	2,324,337	4,030,990
SWL Flash Bright Limited	e	—	5,547	6,373
China New Era	a	—	6,893,250	381,282
Sky Solar New Energy Investment Limited	f	—	—	1,233,694
Tany International (Hong Kong) Co., Ltd.	g	—	—	915,744

		7,171,853	16,622,662	6,930,633

		28,895,545	89,538,546	21,854,009

Non-Current:
Non-Trade
Chaorisky Solar (defined in note 24) and its subsidiaries		1,808,197	3,226,555	—
China New Era and its subsidiaries	a, h	—	—	1,789,225
RisenSky Solar (defined in note 24) and its subsidiaries		758,141	856,777	894,006

		2,566,338	4,083,332	2,683,231

Notes:

(a)
During the year ended December 31, 2012, Sky Solar Holdings entered into an agreement with China New Era Group Corporation ("New Era Group"), an independent third party, to acquire 49% equity interests of an entity, namely China New Era International Limited ("China New Era"), for cash consideration of approximately Hong Kong dollars ("HKD") 1,198,000 (equivalent to approximately USD153,000). China New Era's main business focuses on the development of solar parks. Sky Solar Holdings is able to exercise significant influence over China New Era through its 49% ownership interest and participation on the board. In addition, certain key management of the Group acts as legal representatives of the solar plant entities controlled by China New Era. China New Era is therefore an equity method investee and considered as a related party of the Group.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. AMOUNTS DUE FROM OTHER RELATED PARTIES (Continued)

(b)
Sky Solar (Hong Kong) International Co., Ltd. is an entity which is an 100% owned and controlled by Mr. Su as at December 31, 2011, 2012 and 2013.

(c)
Mr. Su has significant influence over Sky Solar (Shanghai) Co., Ltd. as at December 31, 2011.

(d)
Included in the balance was a carrying amount of USD2.1 million and USD2.3 million as at December 31, 2012 and December 31, 2013, respectively, which carried interest at 3.0% and 3.0% per annum.

(e)
SWL Flash Bright Limited is an 100% owned subsidiary of Sky Solar (Hong Kong) International Co., Ltd. as at December 31, 2011, December 31, 2012 and December 31, 2013.

(f)
The entity is controlled by Mr. Su as at December 31, 2012 and December 31, 2013.

(g)
The entity is controlled by Mr. Su as at December 31, 2012 and December 31, 2013.

(h)
The loan amount is unsecured and bears interest at a rate of 5.00% per annum. It will be repayable in 2018.

        Other than the non-current amounts which mature after one year in accordance to contracts since the end of reporting period, the remaining balances are repayable on demand. Save as disclosed above, the balances are unsecured and interest-free.

        Amounts due from other related parties which are non-trading in nature mainly represented loans or advances to these related parties by the Group and are uncollateralized and non-interest bearing.

        The Group normally allows credit period up to one year to related parties from the date of invoice on a case-by-case basis. No impairment losses were provided by the Group in respect of the amounts due from other related parties during the periods presented as these related parties are either in good financial position or have satisfactory repayment history.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. TRADE AND OTHER RECEIVABLES

	At December 31,
	2011	2012	2013
	USD	USD	USD
Trade receivables	8,927,176	48,057,141	47,775,570
Less: allowance for doubtful debts	(181,693)	(810,947)	(2,951,369)

Trade receivables, net	8,745,483	47,246,194	44,824,201
Deposits	4,499,845	1,088,000	1,575,310
Value-added tax recoverable	2,038,558	5,400,466	4,910,698
Prepaid assets and prepayments	690,305	4,309,079	5,945,472
Deposits on project assets (note a)	—	9,123,800	9,665,600
Prepaid consultancy fee (note b)	4,725,829	4,725,829	—
Others	1,060,423	1,481,769	1,166,088
Less: allowance for doubtful debts	—	—	(1,380,800)

	21,760,443	73,375,137	66,706,569

Notes:

(a)
The balance represents an amount receivable from an independent third party to the Group of approximately USD9.6 million (equivalent to EURO7 million), which was initially paid to secure an solar park investment opportunity and carried interest at a rate of 8.00% per annum. The amount was originally due in March 2013. However, no repayment was made by the counterparty on the due date and as a result, the Group has agreed to extend repayment maturity to April 2014. The Group continues to pursue various means to recover the amount owed. As a result of being unable to collect the balance as expected, the Group recognized the amount of impairment losses of approximately USD1.4 million, which represented the difference of the carrying amount of the balance and present value of the estimated future cash flows discounted at the asset's original effective interest rate.

(b)
The amount of approximately USD4.7 million represents prepaid and refundable consultancy fee paid to an independent third party for the identification of certain potential investment projects in Japan as at December 31, 2011 and December 31, 2012. During the year ended December 31, 2013, the prepayment was expensed at the point in time the Group agreed to accept a project identified by the consultant and recognized as expense upon provision of consultancy services by the counterparty.

        The Group allows credit periods of up to one year to certain customers on a case-by-case basis. Trade receivables of the Group are assessed to be impaired individually with reference to the nature of trading balances, length of credit period offered by the Group to the customers and historical recoverability of the balances.

        No interest is charged on trade receivables. The Group does not have collateral over the balances. Before accepting any new customer, the management of the Group will assess the potential customer's credit quality and grant credit limits to each customer.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. TRADE AND OTHER RECEIVABLES (Continued)

        Movements in the allowance for doubtful debts of trade and other receivables during the periods presented are as follows:

	At December 31,
	2011	2012	2013
	USD	USD	USD
Balance at beginning of year	479,674	181,693	810,947
Impairment losses recognized on receivables	181,693	629,254	3,521,222
Amounts derecognized during the year upon disposal of a subsidiary	(479,674)	—	—

Balance at end of the year	181,693	810,947	4,332,169

        The allowance for doubtful debt at the end of each reporting period represented individually impaired receivables which were either with financial difficulties or have defaulted on payment obligation. Included in the Group's trade receivables balance were debtors with aggregate carrying amounts of approximately USD1,241,438 and USD87,461 at December 31, 2012 and December 31, 2013, respectively, which were past due, but the Group did not provide for impairment losses since the debtors credit worthiness. The balances were substantially recovered. There are no other trade receivable balance past due at the end of reporting date.

        The balances that are neither past due nor impaired as at the end of each reporting period are at good credit quality.

        These debtors were either placed under liquidation or in severe financial difficulties and such amounts were not likely to be recovered in the future.

        In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the debtor from the date credit was initially granted up to the end of each reporting period.

21. INVENTORIES

	At December 31,
	2011	2012	2013
	USD	USD	USD
Solar modules	97,671,620	541,070	5,430,536
Permits and related costs capitalized in the course of permits development	2,599,279	—	—
Solar parks completed or under development which are held for sale	40,613,164	28,869,877	2,252,928

	140,884,063	29,410,947	7,683,464

        As at December 31, 2012, a completed solar park with carrying amounts of approximately USD17 million was pledged by the Group to secure borrowings with carrying amounts of approximately USD20.1 million. In addition, equity interests of an indirect wholly-own subsidiary of the Company which held this solar park in Czech, were pledged to a bank as at December 31, 2012 to secure the respective borrowings. This subsidiary was disposed in the year ended December 31, 2013 and details are set out in the note 33(b).

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22(A). PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvement	Motor vehicles	Furniture and fixtures	Total
	USD	USD	USD	USD
COST
At January 1, 2011	190,263	9,927	1,377,212	1,577,402
Additions	290,081	77,421	263,627	631,129
Acquisition of subsidiaries	—	—	10,553	10,553
Disposals of subsidiaries	—	—	(249,435)	(249,435)
Disposal	—	—	(88,164)	(88,164)
Exchange adjustments	(2,762)	4,126	(3,672)	(2,308)

At December 31, 2011	477,582	91,474	1,310,121	1,879,177

Additions	10,812	71,011	453,029	534,852
Acquisition of subsidiaries	—	—	580,133	580,133
Disposals of subsidiaries	—	—	(859,701)	(859,701)
Disposals	(60,510)	(65,761)	(1,080)	(127,351)
Exchange adjustments	5,099	(2,713)	17,500	19,886

At December 31, 2012	432,983	94,011	1,500,002	2,026,996
Additions	300,987	683,518	112,482	1,096,987
Disposals	(98,919)	(82,294)	(994,841)	(1,176,054)
Exchange adjustments	18,778	27,964	56,916	103,658

At December 31, 2013	653,829	723,199	674,559	2,051,587

DEPRECIATION
At January 1, 2011	190,263	621	228,269	419,153
Provided for the year	15,868	16,229	298,809	330,906
Eliminated upon disposals of subsidiaries	—	—	(106,655)	(106,655)
Eliminated on disposals	—	—	(24,715)	(24,715)
Exchange adjustments	(35)	11	(57)	(81)

At December 31, 2011	206,096	16,861	395,651	618,608

Provided for the year	14,053	19,104	271,796	304,953
Eliminated upon disposals of subsidiaries	—	—	(870)	(870)
Eliminated on disposals	(9,337)	(20,140)	(422)	(29,899)
Exchange adjustments	994	(105)	4,691	5,580

At December 31, 2012	211,806	15,720	670,846	898,372

Provided for the year	20,829	115,128	147,264	283,221
Eliminated on disposals	(69,414)	(20,541)	(222,985)	(312,940)
Exchange adjustments	8,899	1,118	29,020	39,037

At December 31, 2013	172,120	111,425	624,145	907,690

CARRYING VALUES
At December 31, 2011	271,486	74,613	914,470	1,260,569

At December 31, 2012	221,177	78,291	829,156	1,128,624

At December 31, 2013	481,709	611,774	50,414	1,143,897

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22(A). PROPERTY, PLANT AND EQUIPMENT (Continued)

        The above items of property, plant and equipment, other than construction in progress, are depreciated on a straight-line basis over the following estimated useful lives after taking into account the residual values:

Leasehold improvement	20 years
Motor vehicles	5 years
Furniture and fixtures	5 years

22(B). IPP SOLAR PARKS

        At the end of each reporting period, the Group's solar parks, which are held for use, consisted of the following:

	Permits (including related costs capitalized in the course of obtaining permits) and solar parks under development	Completed solar parks	Total
	USD	USD	USD
COST
At January 1, 2011 and December 31, 2011	—	—	—
Additions	21,925,867	—	21,925,867
Transfer	(14,208,727)	14,208,727	—
Transfer from inventories	—	23,448,564	23,448,564
Exchange adjustments	—	520,443	520,443

At December 31, 2012	7,717,140	38,177,734	45,894,874

Additions	35,132,343	—	35,132,343
Acquisition of subsidiaries (Note 32)	—	65,132,560	65,132,560
Transfer	(25,037,393)	25,037,393	—
Exchange adjustments	335,325	1,713,567	2,048,892

At December 31, 2013	18,147,415	130,061,254	148,208,669

DEPRECIATION AND IMPAIRMENT
At January 1, 2011 and December 31, 2011	—	—	—
Provided for the year	—	2,473,637	2,473,637
Exchange adjustments	—	26,503	26,503

At December 31, 2012	—	2,500,140	2,500,140

Provided for the year	—	4,394,696	4,394,696
Impairment provided for the year	—	21,644,909	21,644,909
Exchange adjustments	—	163,305	163,305

At December 31, 2013	—	28,703,050	28,703,050

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22(B). IPP SOLAR PARKS (Continued)

	Permits (including related costs capitalized in the course of obtaining permits) and solar parks under development	Completed solar parks	Total
	USD	USD	USD
CARRYING VALUES
At December 31, 2011	—	—	—

At December 31, 2012	7,717,140	35,677,594	43,394,734

At December 31, 2013	18,147,415	101,358,204	119,505,619

        During the year ended December 31, 2012, the Group changed its intent with respect to certain IPP solar parks, which are now held to generate IPP revenue.

        Depreciation is calculated using the straight-line method over the estimated useful lives of 20 years for completed solar parks.

        As at December 31, 2012 and December 31, 2013, the solar parks with carrying amounts of approximately USD23.4 million and USD43.5 million, respectively, were pledged by the Group to secure borrowings with carrying amounts of approximately USD19.1 million and USD17.3 million, respectively. In addition, equity interests of an indirect wholly-own subsidiary of the Company which held several IPP solar parks in Czech and trade receivables arising out of the business relations were pledged to a bank as at December 31, 2012 and December 31, 2013 to secure the respective borrowings.

        During the year ended December 31, 2013, the Group performed impairment reviews on certain IPP solar parks. The management of the Group regards IPP solar parks by in different regions as individual cash generating unit ("Cash Generating Unit").

        The recoverable amounts of the Cash Generating Units are determined from value in use calculations. The key assumptions for the value in use calculations regarding the discount rates, growth rates and expected changes to electricity income to be generated and direct costs during the forecasted period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the Cash Generating Units. The growth rates are by reference to industry growth forecasts. Changes in estimated electricity income and direct costs are based on past practices and expectations of future changes in the market.

        During the year ended December 31, 2013, certain IPP solar parks were evaluated for impairment based on changes in market conditions which resulted in lower-than-expected yield of the IPP solar parks held and increased direct costs of operations. The cash flow projections for these solar parks were prepared by management based on financial budgets covering a 20-year period, and a discount rate of 13.6%. The discount rate reflects current market conditions including a risk premium for the respective countries where the solar parks are located and the related solar industry market, after taking into account the weighted average cost of capital. As a result, an impairment loss of USD21,644,909 was recorded by the Group. No such impairment indicators arose in the year ended December 31, 2012 and December 31, 2011.

        Included in the Group's IPP solar parks are land leases acquired by the Group with carrying amounts of approximately USD3.8 million and USD8.5 million, respectively, as at December 31, 2012 and December 31, 2013. The land leases are freehold land with indefinite useful lives and stated at costs less accumulated impairment losses, if any.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. INTANGIBLE ASSETS

Software
USD
COST
At January 1, 2011	168,099
Additions	408,364
Disposals	(38,860)
Disposal of a subsidiary	(47,124)
Exchange adjustments	(7,076)

At December 31, 2011	483,403

Additions	283,373
Disposals	(94,166)
Exchange adjustments	(271)

At December 31, 2012	672,339

Additions	372,017
Disposals	(200,883)
Exchange adjustments	29,413

At December 31, 2013	872,886

AMORTIZATION
At January 1, 2011	92,823
Charge for the year	35,057
Eliminated on disposals	(38,675)
Eliminated on disposal of a subsidiary	(28,189)
Exchange adjustments	(1,347)

At December 31, 2011	59,669

Charge for the year	99,577
Eliminated on disposals	(31,389)
Exchange adjustments	(162)

At December 31, 2012	127,695

Charge for the year	101,168
Eliminated on disposals	(8,556)
Exchange adjustments	16,042

At December 31, 2013	236,349

CARRYING VALUES
At December 31, 2011	423,734

At December 31, 2012	544,644

At December 31, 2013	636,537

        The above intangible assets have finite useful lives. Such intangible assets are amortized on a straight-line basis over 5 years.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. INTERESTS IN ASSOCIATES

	2011	2012	2013
	USD	USD	USD
As at January 1,	—	1,624,600	—
Additional investments	13,623,552	1,265,204	—
Share of post-acquisition results and other comprehensive income of associates	(113,673)	—	—
Less: Unrealized gain from sales to associates	(11,885,279)	(2,889,804)	—

As at December 31,	1,624,600	—	—

        As at December 31, 2011, December 31, 2012 and December 31, 2013, the Group had interests in the following associates:

				Proportion of nominal value of issued capital held			Proportion of voting power held
Name of entity		Place of incorporation/ principal place of incorporation	Class of shares held
	Form of entity			2011	2012	2013	2011	2012	2013	Principal activities
Chaorisky Solar Energy S.a.r.l. (note a)	Limited liability	Luxemburg	Ordinary	30%	30%	—	30%	30%	—	Operating entity engaged in the investment, construction, financing and management of solar parks
RisenSky Solar S.a.r.l. (note b)	Limited liability	Luxemburg	Ordinary	30%	30%	30%	30%	30%	30%	Operating entity engaged in the investment, construction, financing and management of solar parks

Notes:

(a)
In 2011, Sky Capital Europe S.a.r.l. ("Sky Europe") (an indirect wholly-own subsidiary of the Company) entered into an agreement with Hong Kong Chaori Solar Energy Science & Technology Co., Ltd. ("Chaori HK") (a subsidiary of a company listed on the security market in the PRC) to establish a private limited liability company, namely ChaoriSky Solar Energy S.a.r.l. ("ChaoriSky Solar"), registered in the Grand Duchy of Luxembourg ("Luxembourg"), in which 30% of the share capital is subscribed by Sky Europe while the remaining 70% is subscribed by Chaori HK. ChaoriSky Solar's main business focuses on the development of solar parks. The Group was able to exercise significant influence over ChaoriSky Solar through its 30% ownership interest and participation in board meetings. ChaoriSky Solar was therefore classified as an associate. The results, assets and liabilities of this associate are accounted for in the consolidated financial statements using the equity method of accounting through November 18, 2013.

On November 18, 2013, the Group entered into an agreement with Chaori HK and ChaoriSky Solar to settle all the balances between the Group and ChaoriSky Solar and its subsidiaries. In accordance with terms of the agreement, the Group transferred all the shares in ChaoriSky Solar to Chaori HK and in return obtained the entire equity interests of certain entities holding IPP solar parks in Greece and Germany that were previously controlled by Chaorisky Solar and in which we had an effective interest of 30%, for consideration of approximately USD18.76 million (equivalent to EURO13,589,397). Details of the transaction are set out in note 32.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. INTERESTS IN ASSOCIATES (Continued)

(b)
In 2011, Sky Europe entered into another agreement with Risen Energy (Hong Kong) Co., Ltd. ("Risen HK") (a subsidiary of a company listed on the security market in the PRC) to establish a private limited liability company, namely RisenSky Solar Energy S.a.r.l. ("RisenSky Solar"), registered in Luxembourg, in which 30% of the share capital is subscribed by Sky Europe while the remaining 70% is subscribed by Risen HK. RisenSky Solar's main business focuses on the development of solar parks. The Group is able to exercise significant influence over RisenSky Solar through its 30% ownership interest and participation on the board. RisenSky is therefore classified as an associate of the Group. The results, assets and liabilities of this associate are accounted for in the consolidated financial statements using the equity method of accounting.

        The summarized financial information in respect of the Group's associates is set out below:

	At December 31,
	ChaoriSky 2011	Risensky 2011	Aggregate 2011	ChaoriSky 2012	Risensky 2012	Aggregate 2012	Risensky 2013
	USD	USD	USD	USD	USD	USD	USD
Non-current assets
IPP solar parks	58,382,917	15,900,562	74,283,479	209,966,645	30,478,453	240,445,098	30,603,486
Other non-current assets	1,588,135	628,518	2,216,653	3,283,512	1,361,725	4,645,237	1,450,215

	59,971,052	16,529,080	76,500,132	213,250,157	31,840,178	245,090,335	32,053,701

Current assets	8,720,569	7,910,900	16,631,469	65,310,719	18,242,657	83,553,376	3,305,885
Current liabilities
Other current liabilities	21,420,428	5,564,567	26,984,995	218,472,595	20,007,608	238,480,203	3,689,004
Amount due to other related parties	6,716,540	—	6,716,540	—	—	—	548,352

	28,136,968	5,564,567	33,701,535	218,472,595	20,007,608	238,480,203	4,237,356

Non-current liability
Borrowings	1,784,997	12,490,146	14,275,143	52,945,233	32,169,423	85,114,656	32,727,814

Net assets (liabilities)	38,769,656	6,385,267	45,154,923	7,143,048	(2,094,196)	5,048,852	(1,605,584)

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. INTERESTS IN ASSOCIATES (Continued)

	Year ended December 31,
	ChaoriSky 2011	Risensky 2011	Aggregate 2011	ChaoriSky 2012	Risensky 2012	Aggregate 2012	Risensky 2013
	USD	USD	USD	USD	USD	USD	USD
Revenue	—	—	—	6,428,935	944,802	7,373,737	4,788,706
(Loss) profit for the year	(246,252)	(132,658)	(378,910)	(31,791,940)	(12,016,337)	(43,808,277)	494,641

Group's share of losses of associates of the year	(73,876)	(39,797)	(113,673)	—	—	—	—

Group's share of losses of associates of the year not recognized	(73,876)	(39,797)	(113,673)	—	—	—	—

Group's share of other comprehensive income of associates	—	—	—	—	—	—	—

Note
Unrealized gain from sales to associates of approximately USD5,760,105 were not eliminated for the year ended December 31, 2012 since the carrying amount of interests in associates was zero before recognition of the related sales to the associates. During the year ended December 31, 2013, unrealized gains as a result of sales to associates were not material to the Group's financial results. The Group did not record share losses of Chaorisky and Risensky of USD9,537,582 and USD3,604,901, with an aggregate amount of USD13,142,483, for the year ended December 31, 2012 since the carrying amount of interests in associates was zero at the end of that reporting period and the Group has no obligation to fund losses. The results of Risensky for the year ended December 31, 2013 were not material to the Group's financial position or results for the year.

25. DEFERRED TAX ASSETS

        The following are the major deferred tax assets recognized and movements thereon during the periods presented:

Tax losses
USD
At January 1, 2011	3,279
Credit to profit or loss	307,999

At December 31, 2011	311,278
Credit to profit or loss	1,813,444
Exchange differences	572,166

At December 31, 2012	2,696,888
Charge to profit or loss	(128,617)
Disposal of a subsidiary (note 33 (b))	(206,639)
Acquisition of subsidiaries (note 32)	1,099,434
Exchange differences	(12,298)

At December 31, 2013	3,448,768

        As at December 31, 2011, December 31, 2012 and December 31, 2013, the Group has unused tax losses of approximately USD21.9 million, USD36.0 million and USD66.5 million, respectively, available

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. DEFERRED TAX ASSETS (Continued)

for offset against future profits that may be carried forward indefinitely. No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams.

26. TRADE AND OTHER PAYABLES

	At December 31,
	2011	2012	2013
	USD	USD	USD
Trade payables	174,312,508	83,149,005	38,172,412
Other payables	3,408,000	2,710,123	9,525,140
Warranty provision to customers for supply of modules	450,499	758,482	1,406,945
Other accrued expenses	1,752,926	3,140,895	4,840,894
Other tax payables	128,079	4,099,528	3,565,672
Advances from customers	5,441,760	132,330	173,169

	185,493,772	93,990,363	57,684,232

        The credit periods on purchases of goods range from three months to a year.

        Movements in the warranty provision balance for provision of modules during the periods presented are as follows:

	At December 31,
	2011	2012	2013
	USD	USD	USD
Balance at beginning of year	—	450,499	758,482
Provided for the year	450,499	307,983	648,463

Balance at end of the year	450,499	758,482	1,406,945

        The Group is obliged to provide limited warranties to its customers of solar projects with respect to certain levels of performance. The Group is able to determine, at the point of delivery, that the Solar projects are performing in accordance with the contractual terms and as such no warranties are provided for. To date, the Group has not experienced any significant claims.

        Included in other payables was a provision of USD503,992 arising from a litigation against the Group. The original claim was approximately USD10 million (equivalent to approximately EURO7 million). Based on legal advice, the management of the Group considered the provision is adequate as at December 31, 2013.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. AMOUNTS DUE TO OTHER RELATED PARTIES

		At December 31,
	Notes	2011	2012	2013
		USD	USD	USD
Current
Trade
Panquick Ltd.	a	347,567	—	—
ChaoriSky Solar and its subsidiaries		—	1,063,557	—
China New Era		—	2,143,567	221,431

		347,567	3,207,124	221,431

Non-Trade
SWL Flash Bright Limited		921,078	940,481	—
Sky Solar (Hong Kong) International Co., Ltd.		10,714,520	5,194,569	13,931,539
Sky Global Solar S.A.	b	105,557	—	163,017
ChaoriSky Solar and its subsidiaries		—	111,126	—
Sky Solar New Energy Investment Limited		38,921	1,446,545	3,619,664
Panquick Ltd.		—	—	229,821
RisenSky Solar and its subsidiaries		—	—	9,206
Tany International (Baoding) Solar Electric Co., Ltd	c	—	—	10,000
Beijing Sky Solar Investment Management Co., Ltd.	d	—	—	3,803,401

		11,780,076	7,692,721	21,766,648

		12,127,643	10,899,845	21,988,079

Non-current
Non-Trade
The Founder	e	—	—	796,437

Notes:

(a)
Mr. Su holds 50% equity interests in Panquick Ltd. as at December 31, 2011, December 31, 2012 and December 31, 2013. Mr. Su has significant influence in Panquick Ltd., and as such is considered a related party.

(b)
Mr. Su holds 40% equity interests in Sky Global Solar S.A. as at December 31, 2011, December 31, 2012 and December 31, 2013. Mr. Su has significant influence over the entity, and as such, is considered a related party.

(c)
The entity is controlled by Mr. Su as at December 31, 2013.

(d)
The entity is controlled by Mr. Su as at December 31, 2013.

(e)
The balance is unsecured and bears no interest. It is repayable in 2018.

        For trade amounts due to other related parties, the credit periods on purchases of goods range from 90 to 365 days.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. BORROWINGS

	At December 31,
	2011	2012	2013
	USD	USD	USD
Bank borrowings	—	56,926,788	54,845,883
Other borrowings	3,000,000	—	1,629,392

	3,000,000	56,926,788	56,475,275

Secured	—	56,926,788	54,845,883
Unsecured	3,000,000	—	1,629,392

	3,000,000	56,926,788	56,475,275

Variable-rate borrowings	—	19,126,637	17,354,485
Fixed-rate borrowings	—	37,800,151	39,120,790
Interest-free borrowings	3,000,000	—	—

	3,000,000	56,926,788	56,475,275

Carrying amount repayable:
Within one year	3,000,000	38,759,970	40,074,998
More than one year but not exceeding two years	—	997,590	991,757
More than two years but not exceeding five years	—	17,169,228	15,408,520

	3,000,000	56,926,788	56,475,275
Less: amounts repayable within one year shown under current liabilities	(3,000,000)	(38,759,970)	(40,074,998)

Amounts shown under non-current liabilities	—	18,166,818	16,400,277

        As at December 31, 2011, included in other borrowings was an interest-free loan of approximately USD3,000,000 from Shanghai Chaori International Trading Corporation Ltd. which is a fellow subsidiary of ChaoriSky Solar. The amount was unsecured and repayable on demand. The amount was repaid during the year ended December 31, 2012.

        The amounts due are based on scheduled repayment dates set out in the loan agreements.

        The Group has variable-rate bank borrowings which carried interest at one-month bank interest rate in Czech plus margin as at December 31, 2012 and December 31, 2013.

        The effective interest rates on the Group's borrowings as at December 31, 2011, December 31, 2012 and December 31, 2013 are as follows:

	At December 31,
	2011	2012	2013
	USD	USD	USD
Effective interest rate:
Fixed-rate borrowings	—	2.54%	1.65%
Variable-rate borrowings	—	3.87%	3.87%

        As at December 31, 2012 and December 31, 2013, cash and cash equivalents of an entity controlled by Mr. Su of approximately RMB245 million (equivalent to approximately USD38 million) and RMB244 million (equivalent to approximately USD38 million), respectively were pledged for bank

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. BORROWINGS (Continued)

borrowings of the Group with a carrying amount of approximately USD38 million and USD38 million, respectively.

29. OTHER NON-CURRENT LIABILITIES

        During the year ended December 31, 2013, Solar tec. Corporation ("Solar Tech"), a subsidiary of the Group established in Japan and holding IPP solar parks entered into an agreement with two independent third parties and one subsidiary of the Group (the "Parties"). According to the terms of the agreement, the Parties provided approximately USD5.3 million (equivalent to Japanese Yen ("JPY") 610 million) to Solar Tech at the inception of the agreement and in return are entitled to receive return in the next 20 years from the date of agreement based on an amount specified in accordance with formulas in the agreement. The fair value of this instrument is estimated based on the anticipated operating results and cashflows generated by the related solar parks held by Solar Tech for the contractual period of 20 years.

        The amount is designated as financial liabilities at FVTPL on initial recognition on the consolidated statement of financial position since the amount and timing of return is variable.

30. SHARE CAPITAL

        The share capital as at December 31, 2011 and December 31, 2012 represented the fully paid and registered capital of Sky Solar Power Ltd.

	Number of shares	Share capital
		USD
The Company
Ordinary shares of USD[0.0001] each
Authorized:
On August 19, 2013 and December 31, 2013	500,000,000	—

Issued and fully paid:
On August 19, 2013 and December 31, 2013	1	—

        Included in the shares held by Flash Bright Power Ltd. was 67,150,000 shares as at December 31, 2011, December 31, 2012 and December 31, 2013, respectively, owned by Mr. Su beneficially that could only be transferrable by Mr. Su upon completion of a successful qualified IPO. As a result, the fair values of these relevant shares determined on the grant date of approximately USD43 million will be recognized as expenses and reserve of the Group when the shares of the Company get listed.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31. SHARE-BASED COMPENSATION

(A)  SHARE AWARD SCHEME

        In order to provide incentives to directors and eligible employees of the Group's subsidiaries, Mr. Su launched a share award scheme in 2009, which was subsequently modified in 2010 (the "Share Award Scheme"). Under the Share Award Scheme, Flash Bright Power Ltd. will grant ordinary shares of Sky Solar Holdings to the directors and employees of the Group. In addition, shares may be granted to consultants for services rendered to the Group.

        No consideration is paid/payable on the grant of shares.

        Shares granted are subject to the following terms:

(1)
Vesting period

        The shares granted to the employees of the Group will be vested in four years since the date of grant, in a manner of 25% in the first anniversary year since the date of grant, 25% in the second anniversary year since the date of grant, 25% in the third anniversary year since the date of grant and the remaining portion in the fourth anniversary year since the date of grant.

(2)
Repurchase option

        Flash Bright Power Ltd., on behalf of Mr. Su, shall have a discretionary option to repurchase from the employees and these grantees shall be obligated to sell to Flash Bright Power Ltd. all the shares of Sky Solar Holdings held by them under the following circumstances:

  (1)
  At the price of USD0.075 per share if Mr. Su resigns from his position as chairman of the board of directors of the Group and will no longer hold any other management position of the Group; or

  (2)
  At the price of USD0.0001 per share if the Group terminates employment with the grantees due to act of negligence of these grantees; or

  (3)
  At the price of USD0.0001 per share if these grantees resign from their position of the Group as the Group's management and will no longer hold any other management position of the Group; or

  (4)
  At the price of USD0.075 per share if the Group terminates employment with the grantees without cause.

        Upon the establishment of the Company and Sky Power Group Ltd., shares of Sky Solar Holdings previously granted to the grantees under the Share Award Scheme were superceded by the shares of Sky Power Group Ltd. on one-to-one basis. All the terms of the shares, including vesting conditions and repurchase options, remained unchanged.

        During the year ended December 31, 2013, unvested shares were returned by grantees to the grantor based on agreement between the parties. As a result, the amount of compensation expense charged to profit or loss amounted to approximately USD3.9 million.

        As at December 31, 2013, included in the outstanding shares granted under the Share Award Scheme represented 43,830,000 vested shares and 750,000 unvested shares, respectively.

        As at December 31, 2011, December 31, 2012 and December 31, 2013, there was approximately USD18.4 million, USD9.0 million and USD0.2 million of total unrecognized compensation expense

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31. SHARE-BASED COMPENSATION (Continued)

related to unvested shares granted, which is expected to be recognized over the remaining vesting period.

        The fair values of the shares of Sky Solar Holdings granted to the grantees during the year ended December 31, 2011 and December 31, 2012 and the fair value of the shares of Sky Power Group Ltd. during the year ended December 31, 2013 ranges from approximately USD0.73 to USD0.82 per share, USD0.80 per share, and USD0.85 per share, respectively. The fair values of the shares of Sky Solar Holdings granted to the grantees in 2010 ranged from approximately USD0.66 per share to USD0.78 per share. Sky Solar Holdings and Sky Power Group Ltd. used generally accepted valuation methodologies, including the discounted cash flow approach and market approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Group, to derive their respective total equity values. The key inputs into the model were as follows:

	Year ended December 31,
	2010	2011	2012	2013
Risk-free rates of interest	3.4% to 4.0%	2.9% to 4.5%	2.21% to 3.81%	2.39% to 5.16%
Market risk premium	7.7% to 7.9%	5.0% to 7.8%	5.5% to 7.4%	7.2% to 8.8%
Dividend yield	—	—	—	—
Marketability discount	19% to 27%	26.0% to 27.0%	23%	15%
Weighted average cost of capital	18.8% to 27%	27%	26%	14.6%
Terminal growth rate	3%	3%	3%	3%

        The risk-free rates were based on yield of USD denominated fixed-rate bonds issued in Eurozone market. Market risk premium is based on related risk premium of market peers plus certain applicable adjustments. Cost of equity and debt was determined by using comparable information of the market peers. The marketability discount used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. Changes in variables and assumptions may result in changes in the fair values of the shares of Sky Solar Holdings and Sky Power Group Ltd.

(B)  SHARE OPTION SCHEME

        A share option scheme (the "Share Option Scheme") was adopted by Sky Solar Holdings pursuant to a resolution passed in 2009 for the primary purpose of providing incentives to directors and eligible employees. Under the Share Option Scheme, Sky Solar Holdings may grant options to eligible employees of the Group to subscribe for shares in Sky Solar Holdings.

        The total number of shares in respect of which options may be granted under the Share Option Scheme is not permitted to exceed 22,195,122 shares of Sky Solar Holdings in issue at any point in time, without prior approval from the shareholders of Sky Solar Holdings. The number of shares issued and to be issued in respect of which options granted and may be granted to any individual in any one

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31. SHARE-BASED COMPENSATION (Continued)

year is not permitted to exceed 1% of the shares of Sky Solar Holdings in issue at any point in time, without prior approval from the shareholders of Sky Solar Holdings.

        No consideration is paid/payable on the grant of an option. Options may be exercised at any time upon vesting up to 10 years from the date of grant, at which point they expire.

        In 2010, Sky Solar Holdings granted 2 tranches of share options to employees of the Group. The exercise price of the options under tranches 1 and 2 was USD0.6833 per share option. For the first tranche of options, 50% of the options vest on the first year anniversary from the date of grant and the remaining options vest on the second year anniversary from the date of grant. For the second tranche of options, 25% of the options vest on the first year anniversary from the date of grant, 25% of the options vest on the second year anniversary from the date of grant, 25% of the options vest on the third year anniversary from the date of grant and the remaining options would be vest on the fourth year anniversary from the date of grant.

        The estimated fair values of the Tranche 1 and 2 options granted were USD144,000 and USD1,509,300, respectively.

        As at the end of each reporting period, the number of unvested share options and fair values in relation to these unvested share options not yet recognized did not have material impacts to the Group's results or financial position.

        For the year ended December 31, 2011, 2012 and 2013, the fair values recognized in relation to the shares and share options granted amounted to approximately USD8,128,128, USD8,726,085 and USD5,506,899, respectively, were recorded in the consolidated financial statements as follows:

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Cost of sales	4,064,064	2,403,145	1,135,478
Administrative expenses	4,064,064	6,322,940	3,993,422

	8,128,128	8,726,085	5,128,900
Less: amounts capitalized in solar parks under construction and IPP solar parks	—	(1,373,994)	(553,278)

	8,128,128	7,352,091	4,575,622

32. ACQUISITION OF SUBSIDIARIES

        On November 18, 2013, the Group entered into an agreement with Chaori HK and ChaoriSky Solar to settle all the balances between the Group and ChaoriSky Solar and its subsidiaries. In accordance with terms of the agreement, the Group transferred all the shares in ChaoriSky Solar to Chaori HK and acquired the entire equity interests of certain entities holding IPP solar parks in Greece and Germany previously controlled by ChaoriSky Solar for a consideration of approximately USD18.76 million (equivalent to EURO13,589,397). As a result, these entities became 100% owned subsidiaries of the Group. The main purpose of this transaction is to settle the net balances of the Group due from ChaoriSky Solar and its subsidiaries in return of the equity interests of the subsidiaries of ChaoriSky Solar, in which the Group effectively held 30% before the transaction. Thus, the Group

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32. ACQUISITION OF SUBSIDIARIES (Continued)

did not have significant outstanding balances with ChaoriSky Solar and its subsidiaries as at December 31, 2013 upon the completion of the transaction. The transaction is recognized as a business combination.

        The assets acquired and the associated liabilities assumed are as follows:

USD
Current assets
Cash and cash equivalents	22,936
Trade and other receivables	8,315,842
Amounts due from the Group	14,347
Non-current assets
IPP solar parks	65,132,560
Deferred tax assets	1,099,434
Current liabilities
Trade and other payables	(1,246,247)
Amounts due to the Group	(52,763,984)
Tax payable	(1,810,647)

Net assets acquired	18,764,241

Consideration and satisfied by:
Net receivables waived (Note)	18,764,241

Net cash outflow arising on acquisition
Cash and cash equivalents acquired	22,936

Note:
The consideration of acquisition has been settled against Group's amounts due from (to) ChaoriSky Solar and its subsidiaries. No significant acquisition related costs were incurred in the course of transaction.

        The fair value of trade and other receivables at the date of acquisition amounted to USD8,315,842 which is equal to the gross contractual amounts of those trade and other receivables acquired at the date of acquisition.

        Included in the loss for the year of the Group are losses amounting to approximately USD21,305,052 attributable to the additional business generated by the above entities holding IPP solar parks. Revenue for the year included approximately USD1,164,338 generated from the acquirees.

        Had the acquisition been completed on January 1, 2013, total group revenue for the year would have been USD43,875,449 and loss for the year would have been USD60,232,988. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2013, nor is it intended to be a projection of future results.

        In determining the "pro-forma" revenue and profit of the Group had the acquirees been acquired at the beginning of the current year, the mangement of the Group have calculated depreciation of plant and equipment acquired on the basis of the fair values arising in the initial accounting for the

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32. ACQUISITION OF SUBSIDIARIES (Continued)

business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

33. DISPOSAL OF SUBSIDIARIES

(a)
On January 17, 2011, the Group entered into an agreement with an independent third party (the "Purchaser") to sell and transfer all the shares in Sky Solar Deutschland GmbH, a 100% owned subsidiary, for cash consideration of USD1 and waiver of receivables from the Purchaser amounting to approximately USD17.1 million. The Group conducted this transaction in order to reduce the Group's net liabilities and focus its resources and working capital on geographic areas.

        Analysis of asset and liabilities when control was lost is as follows:

USD
Current assets
Restricted cash	84,125
Cash and cash equivalents	3,190,232
Trade and other receivables	2,563,422
Amount due from other related parties	11,553,151
Amount due from the Group	91,737
Inventories	8,191,973
Non-current assets
Property, plant and equipment	132,227
Intangible assets	18,935
Current liabilities
Trade and other payables	(904,542)
Amounts due to other related parties	(7,542,591)
Amount due to the Group	(17,222,751)
Tax payable	(832,651)
Non-current liabilities
Other borrowings (note)	(17,030,244)

Net liabilities disposed of	(17,706,977)

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33. DISPOSAL OF SUBSIDIARIES (Continued)

Gain on disposal of a subsidiary is as follows:

Year ended December 31, 2011
USD
Consideration received in:
Cash	1
Net receivables given up by the Group	(17,131,014)

(17,131,013)
Net liabilities disposed of	17,706,977

Gain on disposal of a subsidiary	575,964

        Net cash outflow on disposal of a subsidiary is as follows:

Year ended December 31, 2011
USD
Consideration received in cash	1
Less: cash and cash equivalent balances disposed of	(3,190,232)

(3,190,231)

Note:
Other borrowings represented borrowings of approximately USD17,030,244 from Raiffeisen Leasing Real Estate Co., Ltd., an independent third party. The amount carried interest rate of 6.0% per annum due in 2015 and unsecured.

(b)
On December 31, 2013, the Group entered into an agreement with an independent third party to sell and transfer all the shares in a 100% owned subsidiary namely Chileo a.s., for consideration of approximately USD1.8 million.

        Analysis of asset and liabilities of Chileo a.s. as of the date of disposition is as follows:

USD
Current assets
Cash and cash equivalents	31,126
Trade and other receivables	122,798
Amount due from the Group	4,962,794
Non-current assets
Inventories	15,315,899
Deferred tax assets	206,639
Current liabilities
Trade and other payables	(19,793,976)
Amounts due to the Group	(2,121)

Net assets disposed of	843,159

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33. DISPOSAL OF SUBSIDIARIES (Continued)

        Gain on disposal of a subsidiary is as follows:

Year ended December 31, 2013
USD
Consideration received in:
Waiver of other payable (note)	1,829,032
Net assets disposed of	(843,159)

Gain on disposal of a subsidiary	985,873

        Net cash outflow on disposal of a subsidiary is as follows:

Year ended December 31, 2013
USD
Cash and cash equivalent balances disposed of	(31,126)

(31,126)

Note:
In accordance with the terms of the agreement, the consideration was settled by offsetting against payable of the Group due to such independent third party concurrently.

34. ACQUISITION OF SOLAR PARKS UNDER DEVELOPMENT, OTHER ASSETS AND ASSUMPTION OF LIABILITIES THROUGH ACQUISITION OF SUBSIDIARIES

        The Group has acquired permits and related costs capitalized in the course of obtaining permits and solar parks under construction, which were accounted for as inventories, through acquisition of equity interests in entities. These transactions were conducted in the normal course of the business and accounted for as acquisition of assets and assumption of liabilities as the entities acquired did not constitute businesses.

        During the year ended December 31, 2011, the Group acquired the entire issued share capital of ten project companies located in Bulgaria and eight project companies located in Greece from independent third parties, and acquired the entire issued share capital of two project companies located in Czech from Shanghai Chaori Solar Energy Science & Technology Co., Ltd.

        During the year ended December 31, 2012, the Group acquired the entire issued share capital of another six project companies located in Greece from independent third parties, acquired the entire equity interests of two project companies located in Czech from Juli New Energy Deutschland GMBH which Mr.Su held 4.81% of the equity interests as at December 31, 2010 and December 31, 2011, and acquired the entire issued share capital of a Greek project company from ChaoriSky Solar.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34. ACQUISITION OF SOLAR PARKS UNDER DEVELOPMENT, OTHER ASSETS AND ASSUMPTION OF LIABILITIES THROUGH ACQUISITION OF SUBSIDIARIES (Continued)

        The aggregate net assets acquired in transactions were as follows:

	Year ended December 31,
	2011	2012
	USD	USD
Permits and related costs capitalized in the course of obtaining permits and solar parks under construction	38,026,278	24,686,537
Property, plant and equipment	10,553	580,133
Other receivables	4,131,577	1,970,926
Cash and cash equivalents	400,713	208,718
Other payables	(19,856,412)	(10,262,844)
Borrowings	(3,051,431)	—

Net assets acquired	19,661,278	17,183,470

Total consideration satisfied by:
Cash consideration paid	(19,661,278)	(8,761,777)
Receivables (note)	—	(8,421,693)

	(19,661,278)	(17,183,470)

Net cash outflow arising on acquisition:
Cash consideration paid	(19,661,278)	(8,761,777)
Cash and cash equivalents acquired	400,713	208,718

	(19,260,565)	(8,553,059)

Note:
In accordance with the terms of the agreement, the consideration was partially settled by offsetting against receivables of the Group due from such independent third party concurrently.

35. DISPOSAL OF SOLAR PARKS UNDER DEVELOPMENT, OTHER ASSETS AND DISCHARGE OF LIABILITIES THROUGH DISPOSAL OF SUBSIDIARIES

        During the three years ended December 31, 2013, the Group disposed of certain permits and related costs capitalized in the course of obtaining permits and solar parks under construction, which are accounted for as inventories, in the normal course of business through disposal of equity interests in subsidiaries.

        During the year ended December 31, 2011, the Group disposed four project companies with permits developed in Bulgaria to RisenSky Solar, nine project companies with permits developed in Bulgaria to ChaoriSky Solar and eight project companies with permits developed in Greece to ChaoriSky Solar through disposal of equity interests in certain 100% owned subsidiaries.

        During the year ended December 31, 2012, the Group disposed of another project company with permits developed in Greece to ChaoriSky Solar and fourteen solar parks with permits developed in Greece to China New Era through disposal of equity interests in certain 100% owned subsidiaries.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35. DISPOSAL OF SOLAR PARKS UNDER DEVELOPMENT, OTHER ASSETS AND DISCHARGE OF LIABILITIES THROUGH DISPOSAL OF SUBSIDIARIES (Continued)

        The aggregate net assets disposed of in the disposal transactions were as follows:

	Year ended December 31,
	2011	2012
	USD	USD
Permits and related costs capitalized in the course of obtaining permits and solar parks under construction	26,035,815	87,858,614
Property, plant and equipment	10,553	858,831
Other receivables	2,373,301	2,647,515
Cash and cash equivalents	329,732	1,281,142
Other payables	(3,076,768)	(84,526,047)
Borrowings	(3,746,387)	—

Net assets disposed of	21,926,246	8,120,055
Gain on disposal	28,465,953	28,601,367

	50,392,199	36,721,422

Total consideration satisfied by:
Cash consideration received	50,392,199	36,721,422

Net cash inflow arising on disposal:
Cash consideration received	49,688,121	31,415,490
Cash and cash equivalents disposed of	(329,732)	(1,281,142)

	49,358,389	30,134,348

        As at December 31, 2011 and December 31, 2012, the Group had outstanding consideration receivable from buyers with carrying amounts of USD704,078 and USD5,305,932, respectively.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36. DETAILS OF PRINCIPAL SUBSIDIARIES NOW COMPRISING THE GROUP

        During the three years ended December 31, 2013 and as at the date of this report, The Company had direct and indirect interests in the following subsidiaries:

				Proportion of nominal value of issued share capital/registered capital held by The Company
			Issued and fully paid share capital/ registered capital at the date of this report
				As at December 31,
	Place of incorporation/ establishment	Date of incorporation/ establishment					At date of this report
Name of subsidiaries				2011	2012	2013		Principal activities
			USD	%	%	%	%
Sky International Enterprise Group Limited	Hong Kong	October 23, 2007	HKD10,000	100	100	100	100	Sales of solar modules
Sky Capital Europe S.á.r.l.	Luxembourg	May 18, 2010	EURO12,500	100	100	100	100	Investment holding
Moktap Holdings Limited (note i)	Cyprus	March 9, 2011	EURO1,800	100	100	100	100	Investment holding
Danoni LN s.r.o. (note a)	Czech	April 23, 2009	Czech Koruna ("CZK") 200,000	100	100	100	100	Electricity generation
Solar Holysov s.r.o. (note a)	Czech	September 1, 2008	CZK200,000	100	100	100	100	Electricity generation
Sky Solar Deutschland GmbH (note c)	Germany	December 27, 2008	EURO507,557	N/A	N/A	N/A	N/A	Investment holding
Chiloe a.s. (note j)	Czech	October 8, 2009	CZK2,000,00	100	100	N/A	N/A	Electricity generation
Sky Solar Bolesiny s.r.o.	Czech	December 21, 2009	CZK200,000	100	100	100	100	Electricity generation
Sky Capital Advisory GmbH	Germany	June 15, 2010	EURO100,000	100	100	100	100	Sales of solar modules
Sky OMA PV1 (note d)	USA	February 17, 2012	USD1,000	N/A	100	100	100	Electricity generation
Sky Kohala Estates PV1 (note d)	USA	December 24, 2012	USD1,000	N/A	100	100	100	Electricity generation
Sky Waimea PV2 (note d)	USA	December 24, 2012	USD1,000	N/A	100	100	100	Electricity generation
Sky Development Renewable Energy Resources Societe Anonyme	Greece	December 2, 2009	EURO1,260,000	100	100	100	100	Provision of Pipeline and EPC services and O&M services
Iokasti Energy LTD	Greece	August 6, 2009	EURO4,500	100	100	N/A	N/A	Provision of Pipeline and EPC services
Iolaos Energy LTD	Greece	August 6, 2009	EURO4,500	100	100	N/A	N/A	Provision of Pipeline and EPC services
Ippodamia Energy LTD	Greece	August 6, 2009	EURO4,500	100	100	N/A	N/A	Provision of Pipeline and EPC services
Evdora Energy LP	Greece	July 29, 2010	EURO6,000	100	100	100	100	Provision of Pipeline and EPC services
Alkmini Energy LP	Greece	July 29, 2010	EURO6,000	100	100	100	100	Provision of Pipeline and EPC services
Xrisiis Energy LP	Greece	July 29, 2010	EURO6,000	99	99	99	99	Provision of Pipeline and EPC services
Temka S.A. (note k)	Greece	March 26, 2007	EURO60,000	N/A	100	100	100	Provision of Pipeline and EPC services
Kimothoi Energy LTD (note e)	Greece	August 6, 2009	EURO4,500	98	N/A	N/A	N/A	Provision of Pipeline and EPC services
Idomenefs Energy LTD (note e)	Greece	August 6, 2009	EURO4,500	99	N/A	N/A	N/A	Provision of Pipeline and EPC services
Ariadni Energy LTD (note e)	Greece	August 6, 2009	EURO4,500	99	N/A	N/A	N/A	Provision of Pipeline and EPC services
Amfitriti Energy LTD (note e)	Greece	August 6, 2009	EURO4,500	99	N/A	N/A	N/A	Provision of Pipeline and EPC services
Laodamia Energy LTD (note e)	Greece	August 6, 2009	EURO4,500	99	N/A	N/A	N/A	Provision of Pipeline and EPC services
Meliti Energy LTD (note e)	Greece	August 6, 2009	EURO4,500	98	N/A	N/A	N/A	Provision of Pipeline and EPC services
Admitos Energy LTD (note e)	Greece	August 6, 2009	EURO4,500	99	N/A	N/A	N/A	Provision of Pipeline and EPC services
Diianeira Energy LP (note e)	Greece	July 29, 2010	EURO6,000	100	N/A	N/A	N/A	Provision of Pipeline and EPC services
Epimethefs Energy LP (note e)	Greece	July 29, 2010	EURO6,000	100	N/A	N/A	N/A	Provision of Pipeline and EPC services
Ippoliti Energy LP (note e)	Greece	July 29, 2010	EURO6,000	100	N/A	N/A	N/A	Provision of Pipeline and EPC services
Lydia Energy LP (note e)	Greece	July 29, 2010	EURO6,000	100	N/A	N/A	N/A	Provision of Pipeline and EPC services
Laomedon Energy LP (note e)	Greece	July 29, 2010	EURO6,000	100	N/A	N/A	N/A	Provision of Pipeline and EPC services
Laios Energy LP (note e)	Greece	July 29, 2010	EURO6,000	100	N/A	N/A	N/A	Provision of Pipeline and EPC services
Iakinthos Energy LP (note e)	Greece	July 29, 2010	EURO6,000	100	N/A	N/A	N/A	Provision of Pipeline and EPC services
Celernium Limited (note i)	Cyprus	October 17, 2011	EURO2,000	100	100	100	100	Investment holding
Qualfast Limited (note i)	Cyprus	May 20, 2011	EURO2,000	30	30	100	100	Investment holding
Lanodula Limited (note i)	Cyprus	May 18, 2011	EURO2,000	30	30	100	100	Investment holding
Evesafe Limited (note i)	Cyprus	May 13, 2011	EURO2,000	30	30	100	100	Investment holding
Wholerex Limited (note i)	Cyprus	October 17, 2011	EURO18,000	100	30	100	100	Investment holding
City Solar Ltd (note i)	Greece	August 3, 2007	EURO6,000	100	100	100	100	Electricity generation
Solar Domokos SA (note d)	Greece	February 13, 2012	EURO6,000	N/A	100	100	100	Electricity generation
Defkalion Energy SA (note i)	Greece	June 7, 2007	EURO6,497	100	100	100	100	Electricity generation

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36. DETAILS OF PRINCIPAL SUBSIDIARIES NOW COMPRISING THE GROUP (Continued)

				Proportion of nominal value of issued share capital/registered capital held by The Company
			Issued and fully paid share capital/ registered capital at the date of this report
				As at December 31,
	Place of incorporation/ establishment	Date of incorporation/ establishment					At date of this report
Name of subsidiaries				2011	2012	2013		Principal activities
			USD	%	%	%	%
Hellenic Solar energy Ltd (note i)	Greece	May 2, 2007	EURO18,000	100	100	100	100	Electricity generation
Kopea SA (note i)	Greece	May 31, 2007	EURO6,000	100	100	100	100	Electricity generation
Lehlabele Renewable Energy Proprietary Limited	South Africa	October 12, 2011	South African Rand ("Rand") 1,000	60	60	60	60	Electricity generation
Sky Solar Construction (note b)	South Africa	March 27, 2013	Rand120	N/A	N/A	75	75	Provision of Pipeline and EPC services
Sky Solar Bulgaria Co Ltd	Bulgaria	July 2, 2009	Bulgaria Leva ("BGN") 2,364,800	100	100	100	100	Provision of Pipeline and EPC services and O&M services
Solar Park Hadjidimovo 2 Ltd (note f)	Bulgaria	April 16, 2010	BGN5,758,400	N/A	N/A	N/A	N/A	Provision of Pipeline and EPC services
Kadijca Ltd (note f)	Bulgaria	May 4, 2010	BGN2,735,050	N/A	N/A	N/A	N/A	Provision of Pipeline and EPC services
Nik Energy Ltd (note f)	Bulgaria	December 22, 2010	BGN1,608,600	N/A	N/A	N/A	N/A	Provision of Pipeline and EPC services
Sky Solar Japan K.K.	Japan	October 20, 2009	JPY89,100,000	100	100	100	100	BT and electricity generation
Tokyo Solar Electricity K.K. (note d)	Japan	March 2, 2012	JPY500,000	N/A	100	100	100	Electricity generation
Sky Wind K.K. (note d)	Japan	March 10, 2012	JPY10,000,000	N/A	100	100	100	Electricity generation
Sky Construction K.K. (note d)	Japan	January 10, 2012	JPY40,000,000	N/A	100	100	100	Provision of pipeline and EPC services
SSJ Property Management G.K. (note d)	Japan	February 8, 2012	JPY10,000,000	N/A	100	100	100	Provision of O&M services
SSJ Mega Solar G.K. (note d)	Japan	June 11, 2012	JPY10,000,000	N/A	100	100	100	Electricity generation
SSJ Mega Solar1 G.K. (note d)	Japan	August 31, 2012	JPY1,000,000	N/A	100	100	100	Electricity generation
SSJ Mega Solar2 G.K. (note d)	Japan	January 10, 2012	JPY1,000,000	N/A	100	100	100	Electricity generation
SSJ Mega Solar3 G.K. (note d)	Japan	January 10, 2012	JPY1,000,000	N/A	100	100	100	Electricity generation
SSJ Mega Solar4 G.K. (note b)	Japan	April 8, 2013	JPY1,000,000	N/A	N/A	100	100	Electricity generation
SSJ Mega Solar5 G.K. (note b)	Japan	April 8, 2013	JPY1,000,000	N/A	N/A	100	100	Electricity generation
SSJ Mega Solar6 G.K. (note b)	Japan	April 8, 2013	JPY1,000,000	N/A	N/A	100	100	Electricity generation
SSJ Mega Solar7 G.K. (note b)	Japan	April 8, 2013	JPY1,000,000	N/A	N/A	100	100	Electricity generation
SSJ Mega Solar8 G.K. (note b)	Japan	April 8, 2013	JPY1,000,000	N/A	N/A	100	100	Electricity generation
SSJ Mega Solar9 G.K. (note b)	Japan	August 5, 2013	JPY1,000,000	N/A	N/A	100	N/A	Electricity generation
SSJ Mega Solar10 G.K. (note b)	Japan	August 5, 2013	JPY1,000,000	N/A	N/A	100	N/A	Electricity generation
Solar Tech Kabushiki Kaisha (note b)	Japan	January 29, 2013	JPY1,000,000	N/A	N/A	90	90	Electricity generation
Sky Wind SPC 1 Kabushiki Kaisha (note b)	Japan	October 28, 2013	JPY50,000	N/A	N/A	100	N/A	Investment holding
SSJ Mega Solar Miho G.K. (note b)	Japan	April 8, 2013	JPY1,000,000	N/A	N/A	100	100	Electricity generation
Sky Solar (Canada) Ltd.	Canada	April 13, 2009	Canadian dollar ("CAD") 100,000	100	100	100	100	Provision of pipeline and EPC services and electricity generation
Sky Solar Engineering Inc.	Canada	June 24, 2010	CAD10	100	100	100	100	Provision of pipeline and EPC services
7568789 Canada Inc.	Canada	June 4, 2010	—	100	100	100	100	Electricity generation
8180792 Canada Inc. (note d)	Canada	April 30, 2012	—	N/A	100	100	100	Electricity generation
8181179 Canada Inc. (note d)	Canada	April 30, 2012	—	N/A	100	100	100	Electricity generation
8181187 Canada Inc. (note d)	Canada	April 30, 2012	—	N/A	100	100	100	Electricity generation
8181195 Canada Inc. (note d)	Canada	April 30, 2012	—	N/A	100	100	100	Electricity generation
8181233 Canada Inc. (note d)	Canada	April 30, 2012	—	N/A	100	100	100	Electricity generation
Sky Solar Iberica S.L.U.	Spain	December 3, 2009	EURO1,200,000	100	100	100	100	Investment holding
Sky Solar Chile Limited (note d)	Chile	September 5, 2012	EURO2,000	N/A	99.95	99.95	99.95	Investment holding
Arica Solar Generacion 1 Limitada (note i)	Chile	July 5, 2011	EURO2,000	99.95	99.95	99.95	99.95	Electricity generation
Arica Solar Generacion 2 Limitada (note i)	Chile	October 19, 2011	EURO2,000	99.95	99.95	99.95	99.95	Electricity generation
Arica Solar Generacion 3 Limitada (note i)	Chile	October 19, 2011	EURO2,000	99.95	99.95	99.95	99.95	Electricity generation
Arica Solar Generacion 4 Limitada (note i)	Chile	October 19, 2011	EURO2,000	99.95	99.95	99.95	99.95	Electricity generation
Arica Solar Generacion 5 Limitada (note i)	Chile	October 19, 2011	EURO2,000	99.95	99.95	99.95	99.95	Electricity generation

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36. DETAILS OF PRINCIPAL SUBSIDIARIES NOW COMPRISING THE GROUP (Continued)

				Proportion of nominal value of issued share capital/registered capital held by The Company
			Issued and fully paid share capital/ registered capital at the date of this report
				As at December 31,
	Place of incorporation/ establishment	Date of incorporation/ establishment					At date of this report
Name of subsidiaries				2011	2012	2013		Principal activities
			USD	%	%	%	%
Chile Solar Generacion Uno Limited (note d)	Chile	September 5, 2012	EURO2,000	N/A	99.95	99.95	99.95	Electricity generation
Chile Solar Generacion Dos Limited (note d)	Chile	September 5, 2012	EURO2,000	N/A	99.95	99.95	99.95	Electricity generation
Chile Solar Generacion Tres Limited (note d)	Chile	September 5, 2012	EURO2,000	N/A	99.95	99.95	99.95	Electricity generation
Chile Solar Generacion Cuatro Limited (note d)	Chile	September 5, 2012	EURO2,000	N/A	99.95	99.95	99.95	Electricity generation
Chile Solar Generacion Cinco Limited (note d)	Chile	September 5, 2012	EURO2,000	N/A	99.95	99.95	99.95	Electricity generation
Chile Solar Generacion Seis Limited (note d)	Chile	September 5, 2012	EURO2,000	N/A	99.95	99.95	99.95	Electricity generation
Chile Solar Generacion Siete Limited (note d)	Chile	September 5, 2012	EURO2,000	N/A	99.95	99.95	99.95	Electricity generation
Chile Solar Generacion Ocho Limited (note d)	Chile	September 5, 2012	EURO2,000	N/A	99.95	99.95	99.95	Electricity generation
Chile Solar Generacion Nueve Limited (note d)	Chile	September 5, 2012	EURO2,000	N/A	99.95	99.95	99.95	Electricity generation
Chile Solar Generacion Diez Limited (note d)	Chile	September 5, 2012	EURO2,000	N/A	99.95	99.95	99.95	Electricity generation
Solar Sky 1 SpA (note i)	Chile	December 19, 2011	Chilean Peso ("CLP") 1,000,000	100	100	100	100	Electricity generation
Solar Sky 2 SpA (note i)	Chile	December 19, 2011	CLP1,000,000	100	100	100	100	Electricity generation
Sky Energia Solar (note i)	Brazil	November 21, 2011	—	99	99	99	99	Electricity generation
Sky participaçoes 1 (note d)	Brazil	April 4, 2012	Brazil Real ("BRL") 1,000	N/A	100	100	100	Electricity generation
Sky participaçoes 2 (note d)	Brazil	April 4, 2012	BRL1,000	N/A	100	100	100	Electricity generation
Capitao Eneas Solar 2 (note d)	Brazil	November 22, 2012	BRL1,000	N/A	100	100	100	Electricity generation
Tontantins Solar 1 (note d)	Brazil	June 19, 2012	—	N/A	100	100	100	Electricity generation
Tontantins Solar 2 (note d)	Brazil	June 19, 2012	—	N/A	100	100	100	Electricity generation
Tontantins Solar 3 (note d)	Brazil	June 19, 2012	—	N/A	100	100	100	Electricity generation
Tontantins Solar 4 (note d)	Brazil	June 19, 2012	—	N/A	100	100	100	Electricity generation
Tontantins Solar 5 (note d)	Brazil	June 19, 2012	—	N/A	100	100	100	Electricity generation
Tontantins Solar 6 (note d)	Brazil	June 19, 2012	—	N/A	100	100	100	Electricity generation
Tontantins Solar 7 (note d)	Brazil	June 19, 2012	—	N/A	100	100	100	Electricity generation
Tontantins Solar 8 (note d)	Brazil	June 19, 2012	—	N/A	100	100	100	Electricity generation
Tontantins Solar 9 (note d)	Brazil	June 19, 2012	—	N/A	100	100	100	Electricity generation
Tontantins Solar 10 (note d)	Brazil	June 19, 2012	—	N/A	100	100	100	Electricity generation
Gransolar Cubiertas 3, S.L. (note g)	Spain	October 28, 2008	EURO3,006	N/A	100	100	100	Electricity generation
Gransolar Cubiertas 7, S.L. (note g)	Spain	February 26, 2009	EURO3,012	N/A	100	100	100	Electricity generation

Notes:

a.
In October 2011, the Group acquired the entire issued share capital of the entity from Shanghai Chaori Solar Energy Science & Technology Co., Ltd. Details are set out in Note 34.

b.
The entity was newly established during the year ended December 31, 2013.

c.
The entity was disposed by the Group during the year ended December 31, 2011. Details are set out in Note 33.

d.
The entity was newly established during the year ended December 31, 2012.

e.
The entity was disposed by the Group in December 2012 to China New Era. Details are set out in Note 35.

f.
The entity was acquired by the Group in November 2010 and disposed by the Group in September 2011 to RisenSky Solar. Details are set out in Note 35.

g.
The entity was acquired by the Group from independent third parties during the year ended December 31, 2012. Details are set out in Note 34.

h.
The above table lists the subsidiaries of the Group which, in the opinion of the management, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the management result in particular of excessive length.

i.
The entity was newly established during the year ended December 31, 2011.

j.
The entity was disposed by the Group in December 2013 to an independent third party of the Group. Details are set out in Note 33(b).

k.
The entity was acquired by the Group from ChaoriSky Solar. Details are set out in Note 34.

        The above table lists the subsidiaries of the Group which, in the opinion of the management of the Group, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the management of the Group, result in particulars of excessive length.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

37. OPERATING LEASES

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Minimum lease payments paid under operating leases	910,207	989,249	1,365,981

        At the end of each reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	At December 31,
	2011	2012	2013
	USD	USD	USD
Within one year	377,777	570,409	2,241,205
In the second to fifth years inclusive	238,363	583,160	6,492,128
Over five years	—	—	21,163,339

	616,140	1,153,569	29,896,672

38. CAPITAL COMMITMENT

	At December 31,
	2011	2012	2013
	USD	USD	USD
Capital expenditure in respect of the acquisition of IPP solar parks contracted for but not provided in the consolidated financial statements	—	2,490,592	5,299,361

39. RETIREMENT BENEFIT SCHEMES

        The Group operated mainly defined contribution schemes for its qualifying employees.

        The total costs charged to profit or loss of approximately USD921,385, USD1,046,795, and USD811,843 represent contributions payable to these schemes by the Group in the year ended December 31, 2011, December 31, 2012 and December 31, 2013, respectively. As at December 31,2011, 2012 and 2013, contributions of USD121,467, USD135,241 and USD 140,782 due in respect of the year ended December 2011, 2012 and 2013 had not been paid over the plans, respectively. The amounts were paid subsequent to the end of the reporting period.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40. RELATED PARTY TRANSACTIONS

        Other than the balances and transactions with related parties as disclosed elsewhere in these consolidated financial statements, the Group entered into the following significant transactions with related parties:

(a)   Sales to related parties

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Chaorisky Solar and its subsidiaries	29,256,329	87,291,254	3,342,694
RisenSky Solar and its subsidiaries	26,636,555	5,503,471	541,744
China New Era	—	40,676,234	1,669,753
Sky Global Solar S.A.	—	—	10,379

	55,892,884	133,470,959	5,564,570

(b)   Purchases from related parties

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Panquick Ltd.	268,185	—	—
Sky Capital II (note)	—	655,001	—
Openwave Ltd. (note)	—	10,331,845	—
Sky Solar (Hong Kong) International Co., Ltd.	—	1,641,588	—
China New Era	—	2,090,112	—
Sky Solar New Energy Investment Limited	—	—	491,276
RisenSky Solar and its subsidiaries	—	—	—

	268,185	14,718,546	491,276

Note:
Sky Capital II and Openwave Ltd. are both subsidiaries of ChaoriSky Solar.

  During the year ended December 31, 2011, December 31, 2012 and December 31, 2013, the Group acquired solar modules from Chaori HK of approximately USD13.9 million, USD62 million and nil and Risen HK of approximately USD12.9 million, nil and nil, respectively. The solar modules were purchased for the construction of solar parks of the project companies owned by ChaoriSky Solar and RisenSky Solar. The transactions were recognized on net basis due to the fact that the Group did not act as a principal in the arrangements.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40. RELATED PARTY TRANSACTIONS (Continued)

(c)   Consultancy fees paid by the Group

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Sky Solar New Energy Investment Limited	—	1,446,545	1,681,843

(d)   Compensation for logistics arrangement received by the Group in relation to Pipeline and EPC Services

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Chaorisky Solar and its subsidiaries	—	—	1,412,774
RisenSky Solar and its subsidiaries	—	—	376,327

	—	—	1,789,101

(e)   Compensation of key management personnel

        The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2011	2012	2013
	USD	USD	USD
Short-term benefits	1,126,657	1,389,070	1,178,365
Retirement benefit scheme contributions	54,524	63,756	58,653
Share-based payment expense	5,613,038	5,853,971	4,797,866

	6,794,219	7,306,797	6,034,884

  The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

(f)    During the year ended December 31, 2012 and December 31, 2013, a key management team member of a group entity provided personal guarantee to a group entity to facilitate the process of obtaining certain operating leases arrangements with amount of approximately USD254,000 and USD231,000, respectively.

(g)   During the year ended December 31, 2013, the Group obtained, under a licence agreement entered into between the Group and the Founder for the use of a trademark "Sky Solar". Annual license fee will be based on the lower of RMB10 million and 0.5% of gross revenue of the Group from the year ending December 31, 2014 onwards. During the periods presented, the Group used that trademark without cost.

SKY POWER HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40. RELATED PARTY TRANSACTIONS (Continued)

(h)   As at December 31, 2013, included in other receivables and other payables are amounts of USD3,160,197 and USD2,397,922, respectively, which were due from/to ChaoriSky Solar and its subsidiaries.

(i)    A managing director of an overseas subsidiary of the Group is appointed by China New Era and ChaoriSky Solar to be the legal representative for its project companies in Greece during the periods presented. The managing director acted in accordance with instructions of China New Era and ChaoriSky Solar. In the opinion of the management of the Group, the arrangement has no material impact to the Group's results and financial position.

41. SUBSEQUENT EVENTS

        There has been no subsequent events identified until April 14, 2014.

Sky Power Holdings Ltd.

            American Depositary Shares

Representing            Ordinary Shares

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or willful default.

        Under the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

        The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

        During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser or Grantee	Date of Sale or Issuance	Number of Securities	Consideration	Underwriting Discount and Commission
Sharon Pierson(1)	August 19, 2013	1	Nominal Value	N/A

(1)
Ms. Pierson transferred her share to Sky Power Group Ltd. on August 19, 2013 on the same day.

Item 8.    Exhibits and Financial Statement Schedules

(a)
Exhibits

        See Exhibit Index on page II-5 of this registration statement.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

Item 9.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (4)   For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

           (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong Special Administrative Region, People's Republic of China, on            , 2014.

SKY POWER HOLDINGS LTD.
By:	Name: Title:
By:	Name: Title:

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of Ms. Amy (Yi) Zhang and Mr. Andrew (Jianmin) Wang his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statement pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on            , 2014.

Signature	Title

Weili Su	Executive chairman of the board of directors
Amy (Yi) Zhang	Chief executive officer and director (principal executive officer)
Andrew (Jianmin) Wang	Chief Financial Officer and Secretary of the Board (principal financial and accounting officer)
Xiaoguang Duan	Director
Xiaotuo Xie	Director
Hao Wu	Director
Dongliang Lin	Director

 SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

        Under the Securities Act, the undersigned, the duly authorized representative in the United States of Sky Power Holdings Ltd., has signed this registration statement or amendment thereto in            , on            , 2014.

AUTHORIZED U.S. REPRESENTATIVE
By:	Name:

Sky Power Holdings Ltd.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)
4.1*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant's Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts
5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the Ordinary Shares being registered
8.1*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Shearman & Sterling LLP regarding certain U.S. federal income tax matters
10.1*	Form of Employment Agreement with the Registrants' executive officers
10.2*	Form of Indemnification Agreement with the Registrants' directors
21.1*	Subsidiaries of the Registrant
23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm
23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3*	Consent of Shearman & Sterling LLP (included in Exhibit 8.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant

*
To be filed by amendment.